Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

INDEPENDENCE REALTY TRUST, INC.,

INDEPENDENCE REALTY OPERATING PARTNERSHIP, LP,

ISLANDERS OP SUB, LLC,

CENTERSPACE

and

CENTERSPACE, LP

Dated as of September 8, 2026

Page

ARTICLE I	THE MERGER	2
1.01	The Merger	2
1.02	Legal Effects of the Merger	3
1.03	Closing	3
1.04	Effective Time	3
1.05	Effect of the Merger on the Organizational Documents of the Surviving Company and Company OP	4
1.06	Effect of the Merger on Directors and Officers	5
1.07	Intended Tax Treatment of Merger	5
1.08	Alternative Structure	6

ARTICLE II	EFFECTS OF THE MERGER ON SHARES AND INTERESTS	6
2.01	Effects of the Company Merger on Company Common Stock	6
2.02	Effects of the Partnership Merger	7
2.03	Exchange of Shares and Units	10
2.04	Withholding Rights	13
2.05	Effect on Equity-Based Awards	13
2.06	Further Action	15
2.07	Dissenters’ Rights	16
2.08	Fractional Shares	16

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE COMPANY OP	16
3.01	Organization, Standing and Power	17
3.02	Capital Structure	18
3.03	Authority; Execution and Delivery; Enforceability	19
3.04	No Conflicts; Consents	20
3.05	SEC Documents; Financial Statements; Undisclosed Liabilities	21
3.06	Information Supplied	23
3.07	Absence of Certain Changes or Events	23
3.08	Taxes	23
3.09	Labor and Employee Relations	26
3.10	Employee Benefits	29
3.11	Litigation	31
3.12	Compliance with Applicable Laws	31
3.13	Environmental Matters	31
3.14	Property	32
3.15	Intellectual Property	35
3.16	Contracts	36
3.17	Insurance	37
3.18	Interested Party Transactions	38
3.19	Vote Required	38
3.20	Brokers	38

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(continued)
		Page

3.21	Opinion of Financial Advisor	38
3.22	Takeover Statutes	38
3.23	Dissenters’ Rights	38
3.24	No Other Representations and Warranties	39

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PARENT, PARENT OP, PARENT MERGER SUB AND OP MERGER SUB	39
4.01	Organization, Standing and Power	39
4.02	Capital Structure	41
4.03	Authority; Execution and Delivery; Enforceability	42
4.04	No Conflicts; Consents	43
4.05	SEC Documents; Financial Statements; Undisclosed Liabilities	44
4.06	Information Supplied	45
4.07	Absence of Certain Changes or Events	46
4.08	Taxes	46
4.09	Litigation	49
4.10	Compliance with Applicable Laws	49
4.11	Environmental Matters	49
4.12	Property	50
4.13	Contracts	52
4.14	Interested Party Transactions	53
4.15	Vote Required	54
4.16	Brokers	54
4.17	Opinion of Financial Advisor	54
4.18	Takeover Statutes	54
4.19	Dissenters’ Rights	54
4.20	Financing	54
4.21	No Other Representations and Warranties	56

ARTICLE V	COVENANTS RELATING TO CONDUCT OF BUSINESS	56
5.01	Conduct of Business by the Company	56
5.02	Conduct of Business by Parent, Parent OP, Parent Merger Sub and OP Merger Sub	61
5.03	Company No Solicitation	64
5.04	Parent No Solicitation	67

ARTICLE VI	ADDITIONAL AGREEMENTS	71
6.01	Preparation of Form S-4 and Joint Proxy Statement; Stockholder Approvals	71
6.02	Access to Information; Confidentiality	74
6.03	Reasonable Best Efforts; Notification	75
6.04	Employment of Company Personnel; Benefit Plans	77
6.05	Indemnification	79

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(continued)
ARTICLE VII	CONDITIONS PRECEDENT	93
7.01	Conditions to Each Party’s Obligation to Effect the Merger	93
7.02	Additional Conditions to Obligations of Parent and Parent OP	94
7.03	Additional Conditions to Obligations of the Company and the Company OP	96

ARTICLE VIII	TERMINATION, AMENDMENT AND WAIVER	97
8.01	Termination	97
8.02	Effect of Termination	99
8.03	Fees and Expenses	99
8.04	Amendment	102
8.05	Extension; Waiver	102

ARTICLE IX	GENERAL PROVISIONS	103
9.01	Nonsurvival of Representations and Warranties	103
9.02	Notices	103
9.03	Definitions	104
9.04	Interpretation; Exhibits and Disclosure Letters	117
9.05	Severability	118
9.06	Counterparts	118
9.07	Entire Agreement; No Third Party Beneficiaries	118
9.08	Governing Law	119
9.09	Jurisdiction; Venue	119
9.10	WAIVER OF JURY TRIAL	119
9.11	Assignment	120
9.12	Consents and Approvals	120
9.13	Enforcement	120

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 8, 2026, is made by and among Independence Realty Trust, Inc., a Maryland corporation (“Parent”), Independence Realty Operating Partnership, LP, a Delaware limited partnership (“Parent OP”), Islanders OP Sub, LLC, a Delaware limited liability company and direct wholly owned Subsidiary of Parent OP (“OP Merger Sub”) Centerspace, a North Dakota real estate investment trust (the “Company”), and Centerspace, LP, a North Dakota limited partnership (the “Company OP”).

WHEREAS, the parties wish to effect a business combination involving: (a) first, a merger of a wholly owned Subsidiary of Parent to be formed as a Delaware limited liability company by Parent and added to this Agreement by joinder (the “Joinder”) as “Parent Merger Sub” and owned by Parent prior to the date the definitive Joint Proxy Statement is filed with the SEC and through the Closing (“Parent Merger Sub”) with and into the Company (the “Company Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”), Chapter 10-34 of the North Dakota Century Code, as amended (“Chapter 10-34”), and Article V, Section 3 of the Company Articles; and (b) immediately following the Company Merger, a merger of OP Merger Sub with and into the Company OP (the “Partnership Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the DLLCA and the North Dakota Uniform Limited Partnership Act (the “NDULPA”) (the Company Merger and the Partnership Merger collectively shall be referred to herein as the “Merger”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Company Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Company Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Partnership Merger shall be treated as an “asset-over” form of merger governed by Treasury Regulations Section 1.708-1(c)(3)(i), and Parent OP shall be the continuing partnership, for U.S. federal income tax purposes, pursuant to Treasury Regulations Section 1.708-1(c)(1);

WHEREAS, the board of trustees of the Company (the “Company Board”) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively with the Merger, the “Transactions”) and determined that the Merger and the other Transactions are advisable and in the best interests of the Company;

WHEREAS, the Company Board has directed that the Company Merger be submitted for consideration at a meeting of the Company’s shareholders called for such purpose and has resolved to recommend that the Company’s shareholders vote to approve the Company Merger;

WHEREAS, the General Partner, as the sole general partner of the Company OP, has approved this Agreement, the Partnership Merger and the other Transactions and declared that this Agreement, the Partnership Merger and the other Transactions are advisable and in the best interests of the Company OP;

WHEREAS, the board of directors of Parent (the “Parent Board”) has approved this Agreement, the Merger and the other Transactions and determined that the Merger and the other Transactions are advisable and in the best interests of Parent;

WHEREAS, the Parent Board has directed that the issuance of Parent Common Stock in the Company Merger (including Parent Common Stock issuable upon redemption of Parent OP Common Units and Parent OP Preferred Units issued in the Partnership Merger) be submitted for consideration at a meeting of Parent’s stockholders and has resolved to recommend that Parent’s stockholders vote to approve the issuance of Parent Common Stock in the Company Merger (including Parent Common Stock issuable upon redemption of Parent OP Common Units and Parent OP Preferred Units issued in the Partnership Merger) as contemplated by this Agreement;

WHEREAS, as of the Closing, Parent, as the sole member of Parent Merger Sub, will have approved this Agreement, the Company Merger and the other Transactions and declared that this Agreement, the Company Merger and the other Transactions are advisable and in the best interests of Parent Merger Sub;

WHEREAS, Parent, as the sole general partner of Parent OP, has approved this Agreement, the Partnership Merger and the other Transactions and declared that this Agreement, the Partnership Merger and the other Transactions are advisable and in the best interests of Parent OP; and

WHEREAS, Parent OP, as the sole member of OP Merger Sub, has approved this Agreement, the Partnership Merger and the other Transactions and declared that this Agreement, the Partnership Merger and the other Transactions are advisable and in the best interests of OP Merger Sub.

NOW, THEREFORE, the parties hereto agree as follows (capitalized terms shall have the meanings ascribed to such terms in Section 9.03 hereof or as otherwise ascribed to such terms herein):

ARTICLE I
THE MERGER

1.01        The Merger.

(a)          Company Merger.  Upon the terms and subject to the conditions set forth herein, and in accordance with the DLLCA and Chapter 10-34, at the Effective Time, Parent Merger Sub shall be merged with and into the Company, and the separate existence of Parent Merger Sub shall cease, and the Company will continue as a North Dakota real estate investment trust under Chapter 10-34 in the Company Merger (the “Surviving Company”).

(b)         Partnership Merger. Upon the terms and subject to the conditions set forth herein, and in accordance with the DLLCA and the NDULPA, at the Partnership Merger Effective Time, OP Merger Sub shall be merged with and into the Company OP, and the separate existence of OP Merger Sub shall cease.  The Company OP will continue as the surviving company in the Partnership Merger. For U.S. federal income tax purposes, Parent OP will be the continuing partnership in the Partnership Merger.

1.02       Legal Effects of the Merger.

(a)          At the Effective Time, the effect of the Company Merger shall be as provided herein and in the applicable provisions of the DLLCA and Chapter 10-34.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate existence of the Company with all of its property, rights, privileges, powers and franchises shall continue unaffected by the Company Merger, except as set forth in this Agreement.

(b)        At the Partnership Merger Effective Time, the effect of the Partnership Merger shall be as provided herein and in the applicable provisions of the DLLCA and the NDULPA.  Without limiting the generality of the foregoing, and subject thereto, at the Partnership Merger Effective Time, the separate existence of the Company OP with all of its property, rights, privileges, powers and franchises shall continue unaffected by the Partnership Merger, except as set forth in this Agreement.

1.03      Closing.  The closing of the Merger (the “Closing”) shall take place remotely at 8 a.m. Eastern Time on the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), or at such other place, date and time as the Company and Parent may agree in writing; provided, notwithstanding the foregoing, Parent shall have the right to elect, in its sole discretion, by written notice to the Company, to defer the Closing until the earliest to occur of: (i) the tenth (10th) Business Day after which, with respect to each of the Designated Loans (other than those that have been repaid, refinanced, or defeased in accordance with the terms of this Agreement) (x) the applicable lender thereunder has granted the Lender Consent related thereto or the applicable lender has indicated that it is ready, willing and able to grant the Lender Consent related thereto subject only to the consummation of the Closing and satisfaction of conditions to the Closing that by their nature are to be satisfied at the Closing and (y) all conditions to the effectiveness of the Lender Consent related thereto (other than the occurrence of the Closing and those conditions that by their nature will be satisfied at Closing) have been satisfied or waived by the applicable lender, and (ii) the tenth (10th) Business Day prior to the End Date.  The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

1.04          Effective Time.

(a)        On the Closing Date, prior to the Partnership Merger Effective Time, in order to effectuate the Company Merger, the applicable parties hereto shall duly file a certificate of merger with respect to the Partnership Merger in a form that complies with the DLLCA (the “Company Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware SOS”) in accordance with the relevant provisions of the DLLCA and articles of merger with respect to the Company Merger in a form that complies with the DLLCA, Chapter 10-34 and the Company Articles (the “Company Articles of Merger”) with the Secretary of State of the State of North Dakota (the “North Dakota SOS”) in accordance with the relevant provisions of the DLLCA, Chapter 10-34 and the Company Articles.  The parties shall make all other filings or recordings required under the DLLCA and Chapter 10-34.  The Company Merger shall become effective upon the Company Certificate of Merger being duly filed in the office of the Delaware SOS and the Company Articles of Merger being duly filed with and accepted for record by the North Dakota SOS, or such later time agreed to by Parent and the Company and specified in the Company Articles of Merger (the “Effective Time”).

(b)        On the Closing Date, as promptly as practicable following the Effective Time, in order to effectuate the Partnership Merger, the applicable parties hereto shall duly file a certificate of merger with respect to the Partnership Merger in a form that complies with the DLLCA (the “Partnership Certificate of Merger”) with the Delaware SOS in accordance with the relevant provisions of the DLLCA and articles of merger with respect to the Partnership Merger in a form that complies with the NDULPA (the “Partnership Articles of Merger”) with the North Dakota SOS.  The parties shall make all other filings or recordings required under the DLLCA and the NDULPA.  The Partnership Merger shall become effective upon the Partnership Certificate of Merger being duly filed in the office of the Delaware SOS and Partnership Articles of Merger being duly filed in the office of the North Dakota SOS, or such later time agreed to by Parent and the Company and specified in the Partnership Certificate of Merger and the Partnership Articles of Merger (the “Partnership Merger Effective Time”), it being understood and agreed that the applicable parties shall cause the Effective Time to occur on the Closing Date prior to the Partnership Merger Effective Time.

1.05       Effect of the Merger on the Organizational Documents of the Surviving Company and Company OP.

(a)         Unless otherwise determined by Parent and the Company prior to the Effective Time, without any further action on the part of Parent and the Company or their respective Affiliates, at the Effective Time:

(i)           the declaration of trust in the form attached hereto as Exhibit A shall be the declaration of trust of the Surviving Company, until thereafter amended as provided therein or by Chapter 10-34; and

(ii)       the bylaws in the form attached hereto as Exhibit B shall be the bylaws of the Surviving Company, until thereafter amended as provided therein or by Chapter 10-34.

(b)          At the Partnership Merger Effective Time, without any further action on the part of the parties hereof, (i) the certificate of limited partnership of Company OP as in effect immediately prior to the Partnership Merger Effective Time shall continue to be the certificate of limited partnership of Company OP, and the plan of merger and the Partnership Articles of Merger shall provide that no amendment is made thereby to such certificate, until thereafter amended as provided by the NDULPA or the Company OP Limited Partnership Agreement and (ii) the Company OP Limited Partnership Agreement as in effect immediately prior to the Partnership Merger Effective Time shall continue as the limited partnership agreement of the Company OP, until thereafter amended by the General Partner in its capacity as the sole general partner of the Company OP, with the consent of the limited partners of the Company OP to the extent required by Article XI thereof, in accordance with its terms, which amendment Parent may cause to be effected at any time following the Partnership Merger Effective Time.

1.06      Effect of the Merger on Directors and Officers.  Unless otherwise determined by Parent and the Company prior to the Effective Time, Parent, Parent Merger Sub and OP Merger Sub shall take all necessary action to:

(a)        cause the managers of Parent Merger Sub immediately prior to the Effective Time to be, from and after the Effective Time, the trustees of the Surviving Company, until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the bylaws of the Surviving Company; and

(b)         cause the Parent Board at the Effective Time to include two (2) individuals who are serving as independent members of the Company Board immediately prior to the date of this Agreement (the “Company Nominees”); provided that the qualifications of the Company Nominees shall be reasonably satisfactory to the Nominating and Governance Committee of the Parent Board (the “Nominating Committee”) and their election to the Parent Board shall be subject to the review and recommendation by the Nominating Committee in its good faith discretion in accordance with its charter.  If a Company Nominee initially selected and recommended by the Nominating Committee is unable or unwilling to serve, the Nominating Committee will select and recommend another Company Nominee to the Parent Board, provided that the Company shall notify Parent of such change at least ten (10) Business Days prior to the date on which the definitive Form S-4 and Joint Proxy Statement are filed with the SEC. Parent shall take all actions necessary to ensure that the Company Nominees who are actually included on the Parent Board at the Effective Time will be provided with the same benefits (including indemnification agreements and arrangements for reimbursement of expenses) as Parent generally makes available to the other members of the Parent Board at the Effective Time.

1.07       Intended Tax Treatment of Merger. The parties intend that, for U.S. federal income tax purposes (and, where applicable, state and local income tax purposes): (a) the Company Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and (b) the Partnership Merger shall constitute an “assets-over” merger under Treasury Regulations Section 1.708-1(c)(3)(i), and Parent OP shall be the continuing partnership pursuant to Treasury Regulations Section 1.708-1(c)(1). Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law), all parties shall file all U.S. federal, state and local Tax Returns in a manner consistent with the intended income tax treatment described in this Section 1.07, and no party shall take a position inconsistent with such treatment.

1.08       Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, (a) at any time prior to the date the definitive Joint Proxy Statement is filed with the SEC, or (b) or otherwise with the prior written consent of the Company, Parent, in its sole discretion, may elect by written notice to the Company to modify (A) the structure of the Company Merger so that Company merges with and into Parent Merger Sub, with Parent Merger Sub surviving, and/or (B) the structure of the Partnership Merger so as to provide that the Company OP shall merge with and into Parent OP (rather than OP Merger Sub merging with and into the Company OP), in which case (x) Parent OP shall continue as the surviving limited partnership of the Partnership Merger, and (y) the Company GP Interest issued and outstanding immediately prior to the Partnership Merger Effective Time shall be cancelled without any consideration (the “Alternative Structure”); provided that in the case of each of (A) and (B), (i) the consideration to be paid to the shareholders of the Company is not thereby changed in nature or kind or reduced in amount as a result of such modification, (ii) the Alternative Structure will not adversely affect (1) the tax treatment to the shareholders of the Company as a result of the Merger or payment or receipt of the Merger Consideration, (2) the qualification and taxation of the Company as a REIT for federal income tax purposes for any period prior to the Closing, or (3) the economic treatment of the holders of any Company OP Units as a result of or in connection with the transactions contemplated by this Agreement, (iii) the merger contemplated by such Alternative Structure shall not require the approval of the shareholders of Parent to be consummated, (iv) such Alternative Structure (after giving effect to the following sentence) will not, and will not reasonably be expected to, jeopardize, impede or delay the consummation of the Transactions contemplated by this Agreement, (v) the Alternative Structure would not otherwise reasonably be expected to adversely affect the Company or its shareholders in any material respect and (vi) (A) for purposes of Section 7.02(a), no representation of the Company or Company OP will be deemed to be untrue or incorrect as a result of the impact of the Alternative Structure on the business relationships, contractual or otherwise, of the Company and any of its Subsidiaries with any Person to the extent such representation would not have been untrue or incorrect had Parent not elected the Alternative Structure and (B) in connection with implementing the Alternative Structure, the amendment or other documentation reflecting the Alternative Structure will include an express waiver pursuant to which Parent, Parent OP, Parent Merger Sub and OP Merger Sub irrevocably, unconditionally and forever waive such failure to be true and correct. In the event that Parent elects to implement the Alternative Structure, the parties agree, in good faith, to prepare and execute an amendment to this Agreement reasonably acceptable to the parties to reflect the Alternative Structure and any necessary modifications to the terms of this Agreement to give effect to the Alternative Structure (including all necessary or appropriate changes to the definitions of the Merger and Partnership Merger, and other terms impacted thereby).

ARTICLE II
EFFECTS OF THE MERGER ON SHARES AND INTERESTS

2.01       Effects of the Company Merger on Company Common Stock.  Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Company Merger and without any action on the part of any party hereto, and subject to Section 1.08, the holders of Company Common Stock, or any other Person:

(a)          Conversion of Company Common Stock.

(i)          Each membership interest unit of Parent Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of beneficial interest, no par value, of the Surviving Company (the “Surviving Company Common Stock” and each share of Surviving Company Common Stock, a “Surviving Company Share”);

(ii)         Each share of beneficial interest of the Company, no par value (the “Company Common Stock” and each share of Company Common Stock, a “Share”), outstanding immediately prior to the Effective Time, other than any Remaining Shares and Cancelled Shares (each as hereinafter defined), shall be automatically converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Share Merger Consideration”); and

(iii)        Each Share that has been converted into the right to receive the Share Merger Consideration as provided in this Section 2.01(a) shall cease to exist, and the Persons holding Shares immediately prior to the Effective Time shall cease to have any rights with respect to the Shares other than the right to receive, for each Share, the Share Merger Consideration and any cash payable in lieu of fractional shares pursuant to Section 2.08, without interest.

(b)          Treatment of Company and Parent-Owned Shares.

(i)       Each Share that is owned by Parent or any wholly-owned Subsidiary of Parent or by any wholly-owned subsidiary of the Company (in each case, other than the Remaining Shares (as hereinafter defined) and Shares held on behalf of third parties) as of immediately prior to the Effective Time (collectively, the “Cancelled Shares”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in respect of such Cancelled Shares.

(ii)         Each Share owned by any Taxable REIT Subsidiary of Parent (the “TRS Shareholder”) as of immediately prior to the Effective Time (each, a “Remaining Share”), if any, shall be converted into and exchanged for one (1) Surviving Company Share, the TRS Shareholder shall remain a shareholder of the Surviving Company, and each book-entry or certificate representing such Remaining Share, if any, shall automatically be deemed to evidence such Surviving Company Share.

(c)       Adjustments.  In the event of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the outstanding Shares occurring after the date of this Agreement and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, including the Share Merger Consideration, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

2.02     Effects of the Partnership Merger.  Upon the terms and subject to the conditions set forth herein, at the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any party hereto, the holders of any Company OP Units or any other Person:

(a)          Treatment of Parent OP Common Units and Company OP Common Units.

(i)         Each Parent OP Common Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall remain issued and outstanding;

(ii)         Each Company OP Common Unit issued and outstanding immediately prior to the Partnership Merger Effective Time, including each Company OP Common Unit owned by the General Partner in its capacity as a limited partner in Company OP, shall be automatically converted into the right to receive a number of Parent OP Common Units equal to the Exchange Ratio; for purposes of determining the number of Parent OP Common Units issuable to any holder of Company OP Units pursuant to this Section 2.02(a)(ii), all fractional Parent OP Common Units otherwise issuable to such holder in respect of all Company OP Common Units held by such holder shall be aggregated, and any fraction of a Parent OP Common Unit resulting after such aggregation shall be rounded up to the nearest whole Parent OP Common Unit, and, for the avoidance of doubt, such rounding shall be applied only after aggregating all fractional Parent OP Common Units otherwise issuable to such holder (collectively, the “Common Unit Merger Consideration”); and

(iii)       Each Company OP Common Unit that has been converted into the right to receive the Common Unit Merger Consideration as provided in this Section 2.02(a) shall cease to exist, and the Persons holding such Company OP Common Unit immediately prior to the Partnership Merger Effective Time shall cease to have any rights with respect to such Company OP Common Unit other than the right to receive the Common Unit Merger Consideration, without interest.  Following receipt of the Common Unit Merger Consideration by the Person holding such Company OP Common Unit immediately prior to the Partnership Merger Effective Time pursuant to this Section 2.02(a), Parent OP shall use reasonable best efforts to enter into an exchange rights agreement with each such Person in the form set forth hereto as Exhibit E (an “Exchange Rights Agreement”) pursuant to Section 8.6 of the Parent A&R OP Agreement; provided that in no event shall the foregoing sentence require Parent or any of its Subsidiaries to make any payments or provide other benefits to such Person as an inducement for such Person to enter into the Exchange Rights Agreement.

(b)          Treatment of Company OP Preferred Units.

(i)         At the Partnership Merger Effective Time, each Series D Preferred Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into one (1) newly issued Parent OP Preferred Unit designated as “Series A Preferred Unit” in the Parent OP Series A Designation (a “Parent OP Series A Preferred Unit” or the “Series D Merger Consideration”), which shall have such rights, powers, duties and preferences as set forth in the designation of preferences substantially in the form attached hereto as Exhibit C and to be included as an additional exhibit to the Parent A&R OP Agreement on the Closing Date pursuant to Section 4.2(a) of the Parent A&R OP Agreement (the “Parent OP Series A Designation”), it being agreed that the Parent OP Series A Designation will provide that each Parent OP Series A Preferred Unit may be exchanged at the option of its holder into a number of Parent OP Common Units equal to 1.37931 multiplied by the Exchange Ratio, subject to the terms and conditions of the Parent OP Series A Designation. Following receipt of the Series D Merger Consideration by the Person holding such Series D Preferred Unit immediately prior to the Partnership Merger Effective Time pursuant to this Section 2.02(b)(i), Parent OP shall use reasonable best efforts to enter into an Exchange Rights Agreement with each such Person; provided that in no event shall the foregoing sentence require Parent or any of its Subsidiaries to make any payments or provide other benefits to such Person as an inducement for such Person to enter into the Exchange Rights Agreement.

(ii)        At the Partnership Merger Effective Time, each Series E Preferred Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into one (1) newly issued Parent OP Preferred Unit designated as “Series B Preferred Unit” in the Parent OP Series B Designation (a “Parent OP Series B Preferred Unit” or the “Series E Merger Consideration” and together with the Series D Merger Consideration, the “Preferred Unit Merger Consideration”), which shall have such rights, powers, duties and preferences as set forth in a designation of preferences substantially in the form attached hereto as Exhibit D and to be included as an additional exhibit to the Parent A&R OP Agreement on the Closing Date pursuant to Section 4.2(a) of the Parent A&R OP Agreement (the “Parent OP Series B Designation”), it being agreed that the Parent OP Series B Designation will provide that each Parent OP Series B Preferred Unit may be exchanged at the option of its holder into a number of Parent OP Common Units equal to 1.20482 multiplied by the Exchange Ratio, subject to the terms and conditions of the Parent OP Series B Designation. Following receipt of the Series E Merger Consideration by the Person holding such Series E Preferred Unit immediately prior to the Partnership Merger Effective Time pursuant to this Section 2.02(b)(ii), Parent OP shall use reasonable best efforts to enter into an Exchange Rights Agreement with each such Person; provided that in no event shall the foregoing sentence require Parent or any of its Subsidiaries to make any payments or provide other benefits to such Person as an inducement for such Person to enter into the Exchange Rights Agreement.

(iii)       Each Company OP Preferred Unit that has been converted into the right to receive the Preferred Unit Merger Consideration as provided in this Section 2.02(b) shall cease to exist, and the Persons holding such Company OP Preferred Units immediately prior to the Partnership Merger Effective Time shall cease to have any rights with respect to such Company OP Preferred Units other than the right to receive the Preferred Unit Merger Consideration, without interest.

(c)       Company OP General Partner Interest.  The general partnership interest of the Company OP (the “Company GP Interest”), which is owned entirely by the General Partner, shall remain issued and outstanding and unchanged by the Partnership Merger, and no consideration shall be delivered in respect thereof.

(d)         OP Merger Sub Membership Interest.  The membership interest of OP Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into a limited partnership interest in the Company OP as the surviving company of the Partnership Merger.

(e)          Adjustments.  Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Partnership Merger Effective Time, Company OP should split, combine or otherwise reclassify the Company OP Units, or make a dividend or other distribution in Company OP Units (including any dividend or other distribution of securities convertible into Company OP Units), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the consideration, if any, into which the Company OP Units is converted shall be ratably adjusted to reflect fully the effect of any such change.

2.03       Exchange of Shares and Units.

(a)        Prior to the Closing Date, Parent shall enter into an agreement (in a form reasonably acceptable to the Company, the “Paying Agent Agreement”) with a U.S. bank or trust company that shall be appointed by Parent (and reasonably satisfactory to the Company) to act as a paying agent hereunder (the “Paying Agent”) for the purpose of exchanging Company Common Stock.

(b)          (i) (x) Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent in trust for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article II, evidence of Parent Common Stock in book-entry form issuable pursuant to Section 2.01 equal to the aggregate Share Merger Consideration (excluding any fractional shares) and (y) immediately available funds equal to, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.08 (such evidence of Parent Common Stock, and cash amounts, collectively, the “Exchange Fund”), and Parent shall instruct the Paying Agent to timely pay the cash in lieu of fractional shares of Parent Common Stock, and (ii) at the Partnership Merger Effective Time, Parent OP shall reflect on its books and records, and provide reasonable evidence thereof, the issuance of Parent OP Common Units and Parent OP Preferred Units, including fractional Parent OP Common Units and fractional Parent OP Preferred Units, in conversion of Company OP Common Units and Company OP Preferred Units in accordance with this Agreement.

(c)          Payment Procedures.

(i)           As soon as reasonably practicable (and in any event within three (3) Business Days) after the Effective Time, to the extent not previously delivered, the Surviving Company shall cause the Paying Agent to mail to each holder of record of Company Common Stock represented by a certificate (if any), as converted into the Share Merger Consideration pursuant to Section 2.01, a letter of transmittal (the “Letter of Transmittal”) in customary form as agreed to between the Company and Parent prior to the Effective Time. The Letter of Transmittal shall be accompanied by instructions for use in receiving the cash in lieu of fractional shares pursuant to Section 2.08.  The Letter of Transmittal shall be in such form and have such other provisions as Parent and the Company may agree, including any provisions relating to the distributions to be made pursuant to the last sentence of Section 6.11(a).  For the avoidance of doubt, each holder of book-entry Shares (“Book-Entry Shares”) that have been converted into the right to receive the Share Merger Consideration will be entitled to receive such Share Merger Consideration (less any applicable withholding) upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request).

(ii)         Parent OP shall deliver to each holder of Company OP Units as of immediately prior to the Partnership Merger Effective Time any agreement or additional documents necessary to admit such holder of Company OP Units as a new limited partner of Parent OP, on terms and conditions as reasonably agreed to by the Company and Parent (subject to the provisions in Section 2.02(a) and Section 2.02(b)), and to record such holder as the owner of the aggregate number of Parent OP Common Units or Parent OP Preferred Units as such holder is entitled to receive in respect of its aggregate Common Unit Merger Consideration pursuant to Section 2.02(a) or in respect of its aggregate Preferred Unit Merger Consideration pursuant to Section 2.02(b), as applicable.

(d)       Subject to the terms of the Paying Agent Agreement, Parent and the Company, in the exercise of their reasonable discretion, shall have the joint right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the issuance and delivery in book-entry form of shares of Parent Common Stock that the holders of Shares are entitled to receive, respectively, in the Merger, (ii) the issuance in book-entry form of any Parent OP Units that the holders of Company OP Units are entitled to receive in the Merger and the administrative procedures for admitting and joining former holders of Company OP Units to the partnership agreement of Parent OP as limited partners and holders of Parent OP Units, and (iii) the method of payment of cash for Shares converted into the right to receive cash in lieu of fractional shares of Parent Common Stock; provided that at least one (1) method of payment available to each holder of Shares that has the right to receive such cash shall not require such holder to pay any amounts to receive such cash.

(e)          Closing of Transfer Books.

(i)         At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Shares (other than any Remaining Shares) is presented to the Surviving Company, Parent or the Paying Agent for transfer, such Shares shall be cancelled and exchanged for the Share Merger Consideration and any cash payable in lieu of fractional shares to which the holder of such Book-Entry Share is entitled pursuant to this Article II.

(ii)        At the Partnership Merger Effective Time, the equity transfer books of the Company OP shall be closed, and there shall be no further registration of transfers of the Company OP Units that were outstanding immediately prior to the Partnership Merger Effective Time.  If, after the Partnership Merger Effective Time, any units representing ownership of Company OP Units is presented to Parent OP, Parent or the Paying Agent for transfer, such units shall be cancelled and exchanged for the Common Unit Merger Consideration or Preferred Unit Merger Consideration, as applicable, to which the holder of such units is entitled pursuant to this Article II.

(f)          Transfer of Ownership.  If any cash amount payable pursuant to this Section 2.03 or Section 2.08 is to be paid to a Person other than the Person to whom Shares in exchange therefor is registered, it shall be a condition of the payment thereof that the Person requesting such exchange shall have paid to Parent or any agent designated by Parent any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of such Shares, or established to the satisfaction of Parent or any agent designated by Parent that such Tax has been paid or is not payable.

(g)         Dividends with Respect to Parent Common Stock.  No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Share with respect to the shares of Parent Common Stock issuable with respect to such Share in accordance with this Agreement, and all such dividends and other distributions shall be paid by Parent to the Paying Agent and shall be included in the Exchange Fund, in each case until the surrender of such Share in accordance with this Agreement.  Subject to applicable Laws, following surrender of any such Share there shall be paid to the record holder of the shares of Parent Common Stock, if any, issued in exchange therefor, without interest, (i) all dividends and other distributions payable in respect of any such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(h)          Distributions with Respect to Parent OP Units.  No distributions with respect to Parent OP Units with a record date after the Partnership Merger Effective Time shall be paid to the holder of any Company OP Unit with respect to Parent OP Units issuable with respect to such Company OP Unit in accordance with this Agreement, and all such distributions shall be paid by Parent to the Paying Agent and shall be included in the Exchange Fund, in each case until the surrender of such Company OP Unit in accordance with this Agreement.  Subject to applicable Laws, following surrender of any such Company OP Unit there shall be paid to the record holder of the Parent OP Units, if any, issued in exchange therefor, without interest, (i) all distributions payable in respect of any such Parent OP Units with a record date after the Partnership Merger Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Partnership Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent OP Units.

(i)          Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Company Common Stock for one (1) year after the Effective Time shall be delivered to Parent upon demand, and any former holders of Company Common Stock who have not surrendered their Shares in accordance with this Section 2.03 shall thereafter look only to Parent for payment of their claim for the Share Merger Consideration (including any cash in lieu of fractional shares, and any applicable dividends or other distributions with respect to Parent Common Stock), without any interest thereon, upon due surrender of their Company Common Stock.

(j)          No Liability.  Notwithstanding anything to the contrary contained in this Section 2.03, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law.

(k)        Investment of Exchange Fund.  The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government or in commercial paper obligations rated A-1 or P1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, to the extent such investments are REIT qualifying assets.  Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amount payable pursuant to this Article II shall be paid to the Surviving Company.  Notwithstanding anything to the contrary contained herein, no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Shares to receive the Share Merger Consideration as provided herein.  To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent promptly to pay the Share Merger Consideration to all holders of Shares entitled thereto, Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments.

2.04      Withholding Rights.  Each of Parent, Parent OP, the Surviving Company and the Paying Agent shall be entitled to deduct and withhold from any payments pursuant to this Agreement to any holder of any Shares or Company OP Units such amounts as Parent, Parent OP, the Surviving Company or the Paying Agent is required to deduct and withhold with respect to any such payments under the Code, or any applicable provision of state, local, provincial or foreign Tax law.  To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity (as hereinafter defined) on a timely basis by Parent, Parent OP, the Surviving Company or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.05       Effect on Equity-Based Awards.

(a)          Treatment of Non-Employee Trustee Company RSUs in the Company Merger.

 At the Effective Time, each outstanding unvested restricted stock unit granted under a Company Equity Incentive Plan that is not subject to any performance-based vesting condition (a “Company RSU”) and that is held by a non-employee trustee of the Company (each, a “Company Trustee RSU”) shall, automatically and without any action on the part of the holder thereof, become fully vested and be canceled and converted into (i) the number of shares of Parent Common Stock equal to the product (rounded to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company Trustee RSU immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, and (ii) an amount in cash equal to the value of all dividend equivalents accrued but unpaid as of the Effective Time with respect to such Company Trustee RSU (without interest), in each case, less any applicable withholding Taxes.

(b)          Treatment of Other Company RSUs in the Company Merger.

(i)          At the Effective Time, each Company RSU that is not a Company Trustee RSU and is not held by a Terminating Employee shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of Company Common Stock and shall be converted into (or canceled and replaced by) a restricted stock unit denominated in shares of Parent Common Stock (a “Parent Stock-Based RSU”).  The number of shares of Parent Common Stock subject to each such Parent Stock-Based RSU shall be equal to the product (rounded to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio.  Except as specifically provided above, following the Effective Time, each such Parent Stock-Based RSU issued pursuant to this Section 2.05(b)(i) shall continue to be governed by the same terms and conditions as were applicable to the corresponding Company RSU immediately prior to the Effective Time, including service-based vesting terms and related protections such that each Parent Stock-Based RSU shall be settled (and the dividend equivalents accrued but unpaid thereon shall be paid in cash) as soon as practicable, but in no event later than thirty (30) days, following the date upon which the holder of such Parent Stock-Based RSU experiences a Qualifying Termination, or such later time as required to comply with Section 409A of the Code.

(ii)        At the Effective Time, each Company RSU that is held by a Terminating Employee shall, automatically and without any action on the part of the holder thereof, become fully vested and be canceled and converted into (A) the number of shares of Parent Common Stock equal to the product (rounded to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, and (B) an amount in cash equal to the value of all dividend equivalents accrued but unpaid as of the Effective Time with respect to such Company RSU (without interest), in each case, less any applicable withholding Taxes.

(c)          Treatment of Company PSUs in the Company Merger.  At the Effective Time, each outstanding and unvested restricted stock unit granted under a Company Equity Incentive Plan that is subject to any performance-based vesting condition (a “Company PSU”) shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into (A) the number of shares of Parent Common Stock equal to the product (rounded to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company PSU immediately prior to the Effective Time based on the target level of performance multiplied by (y) the Exchange Ratio, and (B) an amount in cash equal to the value of all dividend equivalents accrued but unpaid as of the Effective Time with respect to such Company PSU (without interest), in each case, less any applicable withholding Taxes.

(d)          Treatment of Company Stock Options in Company Merger.  At the Effective Time, each outstanding option to purchase shares of Company Common Stock granted under a Company Equity Incentive Plan (a “Company Stock Option”), whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent an option to purchase shares of Company Common Stock and shall be converted into (or canceled and replaced by) an option to purchase a number of shares of Parent Common Stock (a “Parent Stock Option”) (i) with respect to a number of shares of Parent Common Stock equal to the product (rounded to the nearest whole number) of (x) the number of Shares subject to the corresponding Company Stock Option immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, and (ii) at a per share exercise price (rounded to the nearest whole cent) that is equal to the quotient of (A) the exercise price per share of Company Common Stock of the corresponding Company Stock Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to a Parent Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Company Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the corresponding Parent Stock Option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.  Except as specifically provided above, following the Effective Time, each Parent Stock Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding Company Stock Option immediately prior to the Effective Time; provided, however, that such Parent Stock Options shall be eligible to vest in full and become exercisable upon a Qualifying Termination within twelve (12) months of the Closing Date.

(e)          Company Actions.  Prior to the Effective Time, the Company, through the Company Board or an appropriate committee thereof, shall adopt such resolutions as may reasonably be required and take any actions that are necessary to (i) effectuate the treatment of the Company Trustee RSUs, other Company RSUs, Company PSUs and Company Stock Options (the “Company Equity Awards”) contemplated by this Section 2.05, and (ii) cause the Company Equity Incentive Plans to terminate at or prior to the Effective Time.  The Company shall take all actions necessary to ensure that from and after the Effective Time, neither Parent nor the Surviving Company will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of the Company Equity Awards.

(f)        Parent Actions.  As soon as reasonably practicable following the Effective Time (but in no event more than five (5) Business Days following the Effective Time), Parent shall file a registration statement on Form S-8 (or other applicable form) with respect to the issuance of shares of Parent Common Stock subject to Parent Stock-Based RSUs and Parent Stock Options pursuant to this Section 2.05 and shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Equity Awards remain outstanding.

(g)          Rounding.  For the avoidance of doubt and notwithstanding anything to the contrary in this Section 2.05, for purposes of determining the number of shares of Parent Common Stock issuable to any holder of Company Equity Awards (or the number of shares of Parent Common Stock subject to the Parent Stock-Based RSUs issuable to such holder, as applicable) pursuant to this Section 2.05, all fractional shares of Parent Common Stock otherwise issuable to such holder (or otherwise subject to the Parent Stock-Based RSUs issuable to such holder, as applicable) in respect of all Company Equity Awards of the same type (i.e., Company RSUs, Company PSUs, or Company Stock Options) held by such holder shall be aggregated, and any fraction of a share of Parent Common Stock resulting after such aggregation shall be rounded to the nearest whole share of Parent Common Stock, and such rounding shall be applied only after aggregating all fractional shares of Parent Common Stock otherwise issuable to such holder (or otherwise subject to the Parent Stock-Based RSUs issuable to such holder, as applicable) in respect to all of such Company Equity Awards of the same type held by such holder.

2.06       Further Action.

(a)        If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of Parent Merger Sub and/or the Company, then the officers and directors of the Surviving Company and Parent shall be fully authorized (in the name of Parent Merger Sub, in the name of the Company and otherwise, as the case may be) to take and shall take such action.

(b)          If, at any time after the Partnership Merger Effective Time, any further action is determined by Parent or Parent OP to be necessary or desirable to carry out the purposes of this Agreement or to vest Parent OP with full right, title and possession of and to all rights and property of Parent OP and/or Company OP, then Parent, directly and as the general partner of Parent OP, shall be fully authorized (in the name of Parent OP, in the name of the Company OP and otherwise, as the case may be) to take and shall take such action.

2.07      Dissenters’ Rights.  No dissenters’ or appraisal rights shall be available with respect to the Company Merger, the Partnership Merger and the other Transactions.

2.08       Fractional Shares.  No book-entry representing fractional shares of Parent Common Stock shall be made with respect to Shares or otherwise, and such fractional interests shall not entitle the owner thereof to voting rights or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive (aggregating for this purpose all the shares of Parent Common Stock that such holder is entitled to receive hereunder), in lieu thereof, cash, without interest, in an amount equal to the product of (a) such fractional part of a share of Parent Common Stock multiplied by (b) the VWAP of Parent Common Stock. For U.S. federal and applicable state and local income tax purposes, unless otherwise required by a “final determination” within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law), the parties shall treat the receipt of cash in lieu of a fractional share of Parent Common Stock as though the recipient had received such fractional share and subsequently exchanged such fractional share for such cash in a separately taxable transaction, but in any event the receipt of such cash shall not be treated as consideration received in the “reorganization.”

ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF THE COMPANY AND THE COMPANY OP

Except as set forth in (i) the Company SEC Documents filed with the U.S. Securities and Exchange Commission (the “SEC”) on or after January 1, 2024 and publicly available prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature) (the “Filed Company SEC Documents”), or (ii) the letter, dated as of the date of this Agreement, from the Company and the Company OP to Parent and Parent OP (the “Company Disclosure Letter”), the Company and the Company OP, jointly and severally, represent and warrant as of the date hereof (except to the extent that a representation, warranty or the Company Disclosure Letter speaks as of another date, in which case as of such date) to Parent and Parent OP that:

3.01        Organization, Standing and Power.

(a)          The Company is an unincorporated real estate investment trust duly formed, validly existing and in good standing under the Laws of the State of North Dakota and has full requisite corporate or other entity power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted.  The Company is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)          The Company OP is duly formed, validly existing and in good standing under the Laws of the State of North Dakota and has full limited partnership power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted.  The Company OP is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c)         Each Company Subsidiary other than the Company OP (i) is duly organized, validly existing, in good standing (to the extent the concept is recognized by such jurisdiction) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate, partnership, limited liability company or other company (as the case may be) power and authority to conduct its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)         Section 3.01(d) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, and the type of and percentage of interest held, directly or indirectly, by the Company in each Company Subsidiary.

(e)        The Company has made available to Parent (i) complete and correct copies of the Company Articles and Company Bylaws and (ii) complete and correct copies of the organizational documents or governing documents of the Company OP.

(f)          Neither the Company nor any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term securities).

3.02        Capital Structure.

(a)         The authorized capital stock (“Company Capital Stock”) of the Company consists of an unlimited number of shares of the Company Common Stock.  At the close of business on September 3, 2026 (the “Measurement Date”), (i) 16,797,585.358 shares of Company Common Stock were issued and outstanding, (ii) no other shares of capital stock of the Company were issued or outstanding, (iii) 62,602 shares of Company Common Stock were underlying outstanding Company RSUs, (iv) 53,910 shares of Company Common Stock were underlying outstanding Company PSUs based on achievement of any applicable performance goals at the target level, (v) there were Company Stock Options to purchase an aggregate of 103,823 shares of Company Common Stock outstanding (including unvested Company Stock Options), and (vi) 675,660 shares of Company Common Stock were available for grant pursuant to future awards under the Company Equity Incentive Plans.  Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding.  There are no bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company Common Stock, the Company OP Units or the general partnership interests in the Company OP may vote (“Voting Company Debt”).  Other than as set forth in Section 3.02(a) of the Company Disclosure Letter and for the Company OP Units, at the close of business on the Measurement Date, there were no options, warrants, rights, convertible or exchangeable securities, commitments, or undertakings of any kind to which the Company or any Company Subsidiary was a party or by which any of them was bound (x) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or of any Company Subsidiary or any Voting Company Debt or (y) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, security, commitment or undertaking.  As of the date of this Agreement, the General Partner was the sole general partner of Company OP and, as sole general partner of Company OP, owned the entire general partnership interest in Company OP. At the close of business on the Measurement Date, (A) (x) 17,677,085.35 Company OP Common Units were issued and outstanding (including 879,499.995 held by Persons other than the Company, the General Partner or any of their respective Subsidiaries), (y) 59,400 Series D Preferred Units were issued and outstanding, and (z) 1,558,506.483 Series E Preferred Units were issued and outstanding; and (B) no other partnership interests of the Company OP were issued and outstanding or issuable.  As of the date hereof, the Conversion Factor (as defined in the Company OP Limited Partnership Agreement) is 1.0.  100% of the equity interests of the General Partner are owned by the Company.

(b)         Except as set forth above or as set forth in Section 3.02(b) of the Company Disclosure Letter, as of the close of business on the Measurement Date, there were no (i) restricted shares, restricted share units, stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company or any Company Subsidiary, (ii) voting trusts, proxies or other similar agreements or understandings to which the Company or any Company Subsidiary was a party or by which the Company or any Company Subsidiary was bound with respect to the voting of any shares of Company Common Stock or any capital stock of any Company Subsidiary, or (iii) contractual obligations or commitments of any character to which the Company or any Company Subsidiary was a party or by which the Company or any Company Subsidiary was bound restricting the transfer of, or requiring the registration for sale of, any shares of Company Capital Stock or any capital stock of any Company Subsidiary.  Neither the Company nor any Company Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its capital stock or other equity interests.

(c)          Except as set forth in Section 3.02(c) of the Company Disclosure Letter, all of the outstanding shares of capital stock or other equity interests of each Company Subsidiary are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), other than Company Permitted Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests other than transfer and other restrictions under applicable federal and state securities Laws or the organizational documents or governing documents of such Company Subsidiary.

(d)        All dividends or other distributions on the shares of Company Common Stock and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(e)        All issued and outstanding shares of the Company Common Stock are duly authorized, validly issued, fully paid and non-assessable, and no Company Common Stock is entitled to preemptive rights.  There are no partners of the Company OP or holders of Company OP Units other than as set forth in Section 3.02(e) of the Company Disclosure Letter.  Section 3.02(e) of the Company Disclosure Letter sets forth the number of partnership units held by each partner in the Company OP.

3.03        Authority; Execution and Delivery; Enforceability.

(a)         The Company and Company OP each has all requisite corporate or limited partnership power and authority, as applicable, to execute and deliver this Agreement and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions.  The execution, delivery and performance by the Company and the Company OP of this Agreement and the consummation by the Company and the Company OP of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and partnership action on the part of Company OP, respectively, and no other corporate or partnership actions on the part of the Company or the Company OP are necessary to authorize this Agreement, the Merger or the other Transactions, subject to receipt of the Company Shareholder Approval.  Each of the Company and the Company OP has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of each of the Company and the Company OP, enforceable against each of the Company and the Company OP in accordance with its terms, except that such enforceability may be (i) limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application relating to or affecting creditors’ rights generally and (ii) subject to general equitable principles (whether considered in a proceeding in equity or at law) (clauses (i) and (ii), the “Bankruptcy and Equity Exception”).

(b)         The Company Board, at a meeting duly called and held, duly adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are advisable and in the best interests of the Company and (iii) recommending that the Company’s shareholders approve the Company Merger.

(c)          The General Partner, as the sole general partner of the Company OP and as a partner holding approximately 95.0246% of the outstanding Company OP Common Units, has adopted this Agreement and approved the Partnership Merger and the other Transactions (the “Company OP GP Approval”).

3.04        No Conflicts; Consents.

(a)         Except as set forth in Section 3.04 of the Company Disclosure Letter, the execution and delivery by the Company and the Company OP of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, assuming receipt of the Company Shareholder Approval, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the charter, bylaws or other organizational documents of the Company or the Company OP, (ii) the Company OP Limited Partnership Agreement, (iii) any Company Material Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iv) subject to the filings and other matters referred to in Section 3.04(b), any federal, state, local or foreign judgment, injunction, order, writ, ruling or decree (“Judgment”) or any federal, state, local or foreign statute, law, code, ordinance, rule or regulation (“Law”) applicable to the Company, the Company OP or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (iii) and (iv) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)         No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any U.S. federal, state, local or foreign government or any court of competent jurisdiction, administrative, regulatory or other governmental agency, authority or commission, other governmental authority or instrumentality or any non-governmental self-regulatory agency, authority or commission, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of (A) the Joint Proxy Statement and of the Form S-4 and the declaration of the effectiveness of the Form S-4, and (B) such reports under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement, the Merger and the other Transactions, (ii) such filings as may be required under any state securities Laws, (iii) the filing of the Company Certificate of Merger with and acceptance for record of the Company Certificate of Merger by the Delaware SOS and the filing of the Company Articles of Merger with and acceptance for record of the Company Articles of Merger by the North Dakota SOS and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) the filing of the Partnership Certificate of Merger with and acceptance for record of the Partnership Certificate of Merger by the Delaware SOS and the filing of the Partnership Articles of Merger with and acceptance for record of the Partnership Certificate of Merger by the North Dakota SOS and appropriate documents with the relevant authorities of the other jurisdictions in which the Company OP is qualified to do business, (v) the filing with the North Dakota SOS, following the Effective Time, of an amended application for registration of the Surviving Company pursuant to Section 10-34-04(7) of Chapter 10-34, (vi) such filings as may be required in connection with the Taxes described in Section 6.08, (vii) such filings as may be required under the rules and regulations of the NYSE and (viii) such other items that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

3.05        SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)        The Company has filed or furnished, as applicable, all reports, schedules, forms, certifications, statements and other documents on a timely basis with the SEC required to be filed or furnished, as applicable, by the Company since and including January 1, 2024 through the date of this Agreement under the Exchange Act or the Securities Act (such documents, together with any documents and information incorporated therein by reference and together with any documents filed during such period by the Company with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”).

(b)         As of its respective date, each Company SEC Document complied (or with respect to Company SEC Documents filed after the date hereof, will comply) as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, each as in effect on the date so filed.  As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), except to the extent revised or superseded by a later-filed Company SEC Document, none of the Company SEC Documents contained (or with respect to Company SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)         Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents complied as to form at the time it was filed in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, was prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) in all material respects (except, in the case of unaudited financial statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited financial statements, to normal year-end audit adjustments).

(d)        None of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except liabilities or obligations (i) disclosed and provided for in the most recent financial statements included in the Filed Company SEC Documents or the notes thereto or of a nature not required by GAAP to be reflected thereon, (ii) related to the future performance of any Contract, (iii) incurred or arising in the ordinary course of business consistent with past practice since the date of the most recent financial statements included in the Filed Company SEC Documents, (iv) incurred under this Agreement or in connection with the Transactions, (v) disclosed in Section 3.05(d) of the Company Disclosure Letter, (vi) as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or (vii) that will be discharged or paid in full prior to the Closing Date.

(e)          Since January 1, 2024, the Company has established and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).  Such internal controls are reasonably designed to ensure (i) the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Since January 1, 2024, (x) the Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to the Company required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, (y) to the Knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of the Company to material information relating to the Company required to be included in the Company’s periodic reports required under the Exchange Act, and (z) the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent registered public accounting firm and the audit committee of the Company Board (and made summaries of such disclosures available to Parent) (A) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.  As of the date of this Agreement, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

3.06       Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company and Company OP for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement will, at the date that it is first mailed to the Company’s shareholders or Parent’s stockholders, at the time of the Company Shareholder Meeting and Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Joint Proxy Statement, at the date such materials are first mailed to the Company’s shareholders or Parent’s stockholders and at the time of the Company Shareholder Meeting and the Parent Stockholder Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.  No representation or warranty is made by the Company in this Section 3.06 with respect to statements made or incorporated by reference therein based on information supplied by Parent or Parent OP or any of their respective Representatives for inclusion or incorporation by reference therein.

3.07      Absence of Certain Changes or Events.  Since June 30, 2026 through the date hereof, (i) there has not been any Event that, individually or together with any other Event, has had or would reasonably be expected to have a Company Material Adverse Effect, and (ii) except in connection with this Agreement and the Transactions or as expressly contemplated or permitted by this Agreement, the Company and each Company Subsidiary has conducted its respective business in all material respects only in the ordinary course of business consistent with past practice.

3.08       Taxes.

(a)         Each of the Company and the Company Subsidiaries (i) has timely filed (or had filed on their behalf) all U.S. federal income and other material Tax Returns (as defined below) required to be filed by it (after giving effect to any filing extension granted by a Taxing Authority) under applicable Law and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all U.S. federal income and other material Taxes shown on such Tax Returns, other than Taxes being contested in good faith and for which adequate reserves have been established in the Company’s most recent financial statements contained in the Filed Company SEC Documents.  Neither the Company nor any of the Company Subsidiaries has executed or filed with the Internal Revenue Service (the “IRS”) or any other Taxing Authority any agreement, waiver or other document or arrangement extending the period for assessment or collection of material Taxes (including, but not limited to, any applicable statute of limitation). As used herein, the term “Tax Returns” means all reports, returns, declarations, or other written statements required to be supplied to a Taxing Authority in connection with Taxes.

(b)        The Company (i) for each taxable year commencing with its taxable year ended April 30, 1971 and through and including the Closing Date, has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust pursuant to Sections 856 through 860 of the Code (a “REIT”), and (ii) has operated since April 30, 1971 to the date hereof in a manner to enable it to qualify for taxation as a REIT and has a proposed method of operation that will enable it to continue to qualify for taxation as a REIT for the taxable year that includes the date hereof.

(c)          No Company Subsidiary is a corporation for U.S. federal income tax purposes, other than a corporation that, at all times during which the Company has held, directly or indirectly, its stock, has qualified as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.

(d)       Each Company Subsidiary that is a partnership, joint venture, trust or limited liability company has been, since its formation, treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.

(e)          Neither the Company nor any Company Subsidiary either (i) holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, or (ii) has disposed of any asset during its current taxable year.

(f)         Since its inception, neither the Company nor any Company Subsidiary has incurred (i) any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, or Treasury Regulations Sections 1.337(d)-5, 1.337(d)-6, or 1.337(d)-7, (ii) any material liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) or (iii) any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of the Company no condition or circumstances exists, which presents a material risk that any material liability for Taxes described clauses (i), (ii), or (iii) of the preceding sentence will be imposed upon the Company or any Company Subsidiary.

(g)        All material deficiencies asserted or assessments made with respect to the Company or any Company Subsidiary as a result of any examinations by the IRS or any other Taxing Authority of the Tax Returns of the Company or any Company Subsidiary have been fully paid and, to the Knowledge of the Company, there are no other audits, examinations or other proceedings relating to any material Taxes of the Company or any Company Subsidiary by any Taxing Authority in progress. Neither the Company nor any Company Subsidiary has received any written notice from any Taxing Authority that it intends to conduct such an audit, examination or other proceeding in respect of Taxes or to make any assessment for material Taxes and, to the Knowledge of the Company, no such audit, examination, or other proceeding is threatened.  Neither the Company nor any Company Subsidiary is a party to any litigation or pending litigation or administrative proceeding relating to Taxes (other than litigation dealing with appeals of property Tax valuations).

(h)          The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and paid over to the appropriate Taxing Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(i)        No claim has been made in writing by a Taxing Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any such Company Subsidiary is or may be subject to a material amount of Taxes in that jurisdiction and, to the Knowledge of the Company, no such claim is threatened.

(j)          Neither the Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(k)        Neither the Company nor any Company Subsidiary is a party to any Tax sharing or similar agreement or arrangement, other than any agreement or arrangement solely between the Company and any Company Subsidiary, pursuant to which it will have any obligation to make any payments after the Closing.

(l)         Neither the Company nor any Company Subsidiary has requested or received a private letter ruling or other similar written ruling from, or requested or entered into a binding  agreement with, the IRS or other Taxing Authorities relating to Taxes.

(m)       There are no Liens for Taxes (other than the Company Permitted Liens) upon any of the assets of the Company or any Company Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(n)         Neither the Company nor any Company Subsidiary is subject, directly or indirectly, to any Tax Protection Agreements in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), other than as disclosed in Section 3.08(n) of the Company Disclosure Letter, and as of the date of this Agreement, the Company and each Company Subsidiary has complied in all material respects with each Tax Protection Agreement, and no person has raised in writing, or to the Knowledge of the Company threatened to raise, a material claim against the Company or any Company Subsidiary for any breach of any Tax Protection Agreements.  As of the date of this Agreement, to the Knowledge of the Company, there is no fact or circumstance that would reasonably be expected to result in a material claim against the Company under any Tax Protection Agreement.

(o)          Neither the Company nor any Company Subsidiary is a party to any “reportable transaction” as such term is used in the Treasury regulations under Section 6011 of the Code.

(p)         Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(q)        Neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(r)         Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(s)         The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Company Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(t)        Company OP is, and has been since its formation, properly classified as a partnership for U.S. federal income tax purposes and not as an association taxable as a corporation.  Company OP is not, and has never been, subject to Tax as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.  Without limiting the generality of the foregoing, Company OP satisfies, and has at all times satisfied, the requirements to be treated as a partnership (and not as a corporation) under Section 7704 of the Code by reason of Section 7704(c) of the Code.

(u)        Section 3.08(u) of the Company Disclosure Letter sets forth, for each Protected Partner and for the Company (as the regarded owner of the General Partner, through whom the Company indirectly holds all of its interests in the Company OP) and any Affiliate of the Company (each, a “Scheduled Partner”), as of December 31, 2025, (i) the tax capital account balance of such Scheduled Partner and (ii) with respect to the qualified nonrecourse liabilities of the Company OP allocated to each Scheduled Partner as of December 31, 2025: (A) the amount of such liabilities allocated to such partner pursuant to Treasury Regulations Section 1.752-3(a)(1), (B) the amount of such liabilities allocated to such partner pursuant to Treasury Regulations Section 1.752-3(a)(2), (C) the excess nonrecourse liabilities allocated to such partner pursuant to Treasury Regulations Section 1.752-3(a)(3) under the “additional method”, based on such partner’s share of Section 704(c) built-in gain not already taken into account in allocations made to such partner under Treasury Regulations Section 1.752-3(a)(2), and (D) the excess nonrecourse liabilities allocated to such partner pursuant to Treasury Regulations Section 1.752-3(a)(3) based on such partner’s interest in partnership profits.

3.09        Labor and Employee Relations.

(a)        Except as would not be reasonably expected to result, individually or in the aggregate, in a material liability to the Company or the Company Subsidiaries, taken as a whole, (i) the Company and the Company Subsidiaries have correctly classified employees as exempt employees and non-exempt employees under the Fair Labor Standards Act and any comparable state Laws and (ii) all current consultants or independent contractors, and those who have been engaged within the past three (3) years, of each member of the Company or the Company Subsidiaries (“Company Contractors”) have been properly classified as independent contractors for purposes of Social Security Laws, Tax Laws, Laws applicable to employee benefits and/or other Laws.

(b)         Except as set forth in Section 3.09(b) of the Company Disclosure Letter, each employee of the Company or the Company Subsidiaries is terminable at will, without payment of severance or other compensation or consideration (other than compensation required to be paid under applicable Law or a Company Benefit Plan), and without advance notice.

(c)        Except as would not reasonably be expected, individually or in the aggregate, to result in a material liability to the Company or the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries: (i) are, and for the last three (3) years have been, in compliance with all applicable Laws respecting employment of employees and engagement of independent contractors, including (but not limited to) employment practices, collective bargaining agreements, Social Security and Health and Safety obligations, terms and conditions of employment, termination of employment, discrimination, wages, wage protection, pay slips, notices to employees, prevention of sexual harassment, worker classification, enforcement of labor laws, hours of work, overtime and overtime payment, working during rest days, privacy issues, pay equity, background checks, drug testing, accommodations, leaves of absence, fringe benefits, and wages and hours (including, where and to the extent applicable: the health care continuation requirements of COBRA, the requirements of the Family and Medical Leave Act of 1993, as amended, the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, the requirements of the Families First Coronavirus Response Act of 2020, and any similar provisions of applicable Law); (ii) have withheld, paid and reported all amounts required by Law or by Contract to be withheld, paid and reported with respect to compensation, wages, salaries and other payments to employees or Company Contractors of the Company and the Company Subsidiaries; (iii) are not liable for any arrears of wages or any Taxes; and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, or other benefits for employees of the Company and the Company Subsidiaries (other than routine payments to be made in the ordinary course of business).  There are no pending or, to the Knowledge of the Company, threatened Actions against the Company and the Company Subsidiaries or any Affiliate of the Company and the Company Subsidiaries under any worker’s compensation policy or long-term disability policy.  In the past three (3) years, neither the Company nor the Company Subsidiaries have received any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment Laws (including Laws relating to workplace safety and health, wage and hour, and immigration) to conduct an investigation or audit relating to the Company or the Company Subsidiaries and, to the Company’s Knowledge, no such investigation is in progress.

(d)         The Company and the Company Subsidiaries are not, and in the past three (3) years have not been, the subject of any audit, investigation or enforcement action by any Governmental Entity related to employment policies or practices for employees, applicants, third-party contractors, or independent contractors or consultants of the Company or the Company Subsidiaries, including but not limited to investigations or actions by the U.S. Department of Labor, the Equal Employment Opportunity Commission, the National Labor Relations Board, or any other similar federal, state, or local Governmental Entity.  In the past three (3) years, there have been no claims against the Company and the Company Subsidiaries (or any of their officers or directors (in their capacities as such)) or, to the Knowledge of the Company, threatened to be brought or filed in, by, or with any court, Governmental Entity, or arbitral forum in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern, or independent contractor, other than any claims that would not reasonably be expected, individually or in the aggregate, to result in a material liability to the Company or the Company Subsidiaries, taken as a whole.

(e)         The Company and the Company Subsidiaries are not now, and in the past three (3) years have not been, subject to a union organizing effort.  The Company and the Company Subsidiaries are not subject, and in the past three (3) years have not been subject, to any collective bargaining agreement, labor contract, or any other Contract or legally binding commitment with any trade or labor union, employees’ association, works council, or similar organization, or involved in or aware of any current labor or industrial disputes or negotiations with any such body with respect to their employees or Company Contractors.  The Company and the Company Subsidiaries have not had in the past three (3) years any strike, slowdown, work stoppage, lockout, job action or threat thereof, or question concerning representation, by or with respect to any of the Company or the Company Subsidiaries’ employees.

(f)        No executive officer of the Company has given written notice of resignation or, to the Knowledge of the Company, currently intends to terminate his or her service with the Company, and to the Knowledge of the Company, no executive officer of the Company has received or accepted a pending offer to join a business that is competitive with the Company’s business.

(g)         In the past three (3) years, the Company and the Company Subsidiaries have not been a party to any Action, or received notice of any threatened Action, in which the Company or the Company Subsidiaries were, or are, alleged to have violated any Contract or Law relating to employment of employees or engagement of independent contractors, including equal opportunity, discrimination, whistleblowing, harassment, immigration, wages, hours, unpaid compensation, classification of employees as exempt from overtime or minimum wage Laws, benefits, collective bargaining, pension, severance pay, employee privacy, termination of employment or engagement, the payment of social security and similar Taxes, occupational safety and health, and/or privacy rights of employees or independent contractors, other than any Actions that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(h)         There have been no, and except as contemplated by this Agreement, and except as set forth in Section 3.09(h) of the Company Disclosure Letter, there are no anticipated, “mass layoffs,” “employment losses” or “plant closings” or comparable event as defined by the Workers Adjustment and Retraining Notification Act, as amended, or any comparable state, local, or foreign Law at the Company or the Company Subsidiaries nor have the Company or the Company Subsidiaries engaged in any lay-offs or employment terminations sufficient in number to trigger application of any such Law.

(i)          Except as set forth in Section 3.09(i) of the Company Disclosure Letter, to the Company’s Knowledge, there have been no allegations of sexual or other harassment or discrimination or sexual misconduct involving any current or former director or executive officer of the Company or the Company Subsidiaries. The Company and the Company Subsidiaries have not entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any current or former director or executive officer of the Company or the Company Subsidiaries.

(j)          To the Knowledge of the Company, no officer-level employee of the Company or the Company Subsidiaries or Company Contractor is subject to any non-compete, non-solicitation, non-disclosure, confidentiality, employment, consulting or similar contracts with a third party in conflict with his or her employment or engagement with the Company or the Company Subsidiaries.  The Company and the Company Subsidiaries have not received any written notice alleging that any violation of any such contracts has occurred.

3.10        Employee Benefits.

(a)         Section 3.10(a) of the Company Disclosure Letter lists each Benefit Plan that is sponsored, maintained or contributed to by the Company or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director or consultant of the Company or any Company Subsidiary, or under which the Company or any Company ERISA Affiliate has or may have any obligation or liability (collectively, the “Company Benefit Plans”).

(b)        The Company has made available to Parent true and complete copies of the following with respect to the Company Benefit Plans, as applicable: (i) the Company Benefit Plan and current amendments thereto (and in the case of an unwritten Company Benefit Plan, a written description thereof), (ii) the most recently filed annual report on Form 5500, (iii) the most recently received IRS determination letter or opinion letter, (iv) the most recent summary plan description and all material modifications thereto, (v) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (vi) the most recent nondiscrimination tests performed under the Code, and (vii) all filings made with any Governmental Entity, including but not limited to any filings under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program.

(c)         Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or is entitled to rely on a favorable opinion issued by the IRS, and no fact or event has occurred since the date of such determination or opinion letter that would reasonably be likely to adversely affect the qualified status of any such Company Benefit Plan.

(d)         Each Company Benefit Plan has been operated in all respects in material compliance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and all reports, documents and notices required to be filed with respect to each Company Benefit Plan have been timely filed.

(e)        Neither the Company nor any Company ERISA Affiliate sponsors or contributes to, has within the past six (6) years sponsored or contributed to, or has any current or contingent liability under any Benefit Plan that is subject to the provisions of Section 412 of the Code or Title IV or Section 302 of ERISA, is a voluntary employee beneficiary association, is a multiemployer plan within the meaning of Section 3(37) of ERISA, is a multiple employer plan described in Section 413 of the Code or is a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA.  Neither the Company nor any Company Subsidiary has any liability with respect to any Benefit Plan that provides for any post-employment or postretirement health or medical or life insurance benefits for retired, former or current employees of the Company or any Company Subsidiary, except (i) as required by Section 4980B of the Code, or (ii) coverage or benefits in the nature of severance not to exceed eighteen (18) months under the employment, severance or change in control plans or agreements listed in Section 3.10(a) of the Company Disclosure Letter.

(f)         No material action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to the Knowledge of the Company, is threatened against or threatened to involve, any Company Benefit Plan before any court or arbitrator or any Governmental Entity, including the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation.

(g)         Each Company Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, materially complies in both form and operation with the requirements of Section 409A of the Code so that no amounts paid pursuant to any such Company Benefit Plan are subject to tax under Section 409A of the Code.  No payment required to be made to any service provider by the Company as a result of the closing of the transaction contemplated by this Agreement will be subject to tax under Section 409A of the Code.

(h)       Except as set forth in Section 3.10(h) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereby (either alone or in combination with any other event) will result in any payment, acceleration, vesting or creation of any rights of any person to benefits under any Company Benefit Plan. Except as set forth in Section 3.10(h) of the Company Disclosure Letter, no amount that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the Transactions contemplated by this Agreement (either alone or in combination with any other event), by any employee, officer, director or other service provider of the Company or any Company Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).  No such current or former employee, officer, director or consultant of the Company or any Company ERISA Affiliate has any “gross up” agreements or other assurance of reimbursement for any taxes resulting from any such “excess parachute payments.”

(i)        The Company and each Company ERISA Affiliate, have, for any relevant period, offered the requisite number of “full-time employees” group health coverage that is “affordable” and of “minimum value” (as such terms are defined by the employer-shared responsibility provisions of the Patient Protection and Affordable Care Act).

(j)          The term “Company ERISA Affiliate” means any entity that, together with the Company, would be treated as a single employer under Section 414 of the Code.

3.11        Litigation.  Except as set forth in Section 3.11 of the Company Disclosure Letter, from January 1, 2024 through the date of this Agreement, there has been no claim, suit, action, arbitration or proceeding pending or, to the Knowledge of the Company, threatened against the Company, any Company Subsidiary or any executive officer or director of the Company (in their capacity as such), other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (each, a “Company Specified Action”).  There is no Judgment outstanding against the Company or any Company Subsidiary or any of their respective assets, other than as would not reasonably be expected, individually or in the aggregate, to result in a material liability to the Company or the Company Subsidiaries, taken as a whole.  From January 1, 2024 through the date of this Agreement, other than as would not reasonably be expected, individually or in the aggregate, to result in a material liability to the Company or the Company Subsidiaries, taken as a whole, the Company has not received any written notification of any, and to the Knowledge of the Company there is no, investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective assets that could validly give rise to a Company Specified Action.

3.12       Compliance with Applicable Laws.  Since January 1, 2024, none of the Company or any Company Subsidiary has been, or is, in violation of, or has been given written notice of or been charged with any violation of, any Law or order of any Governmental Entity applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and each Company Subsidiary has all permits, authorizations, approvals, registrations, certificates, orders, waivers, clearances and variances (each, a “Permit”) necessary to conduct its business as conducted on the date hereof except those the absence of which would not reasonably be expected to have a Company Material Adverse Effect.  To the Knowledge of the Company, none of the Company or any Company Subsidiary has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.13       Environmental Matters.  Except as set forth in reports related to the environmental condition of any Company Property that have been provided to Parent prior to the date hereof or as would not reasonably be expected to have a Company Material Adverse Effect:

(a)      to the Knowledge of the Company, the Company and the Company Subsidiaries (i) are in compliance with all Environmental Laws, (ii) hold all Permits, identification numbers and licenses required under any Environmental Law to own or operate their assets as currently owned and operated (“Environmental Permits”) and (iii) are in compliance with their respective Environmental Permits;

(b)        none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any other Person, has released Hazardous Substances on any real property owned, leased or operated by the Company or the Company Subsidiaries (other than in a de minimis amount in the ordinary course of business in connection with the ownership and operation of the Company Properties (e.g., cleaning and household substances), in each case, in compliance with applicable Law);

(c)        none of the Company or any Company Subsidiary has received any written notice alleging that the Company or any Company Subsidiary may be in violation of, or liable under, pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or any other Environmental Law;

(d)         none of the Company or any Company Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and, to the Knowledge of the Company, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto; and

(e)         none of the Company or any Company Subsidiary has assumed, by Contract or, to the Knowledge of the Company, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances, in each case other than any customary environmental indemnity agreements entered into in connection with any debt or equity financing obtained by the Company or any Company Subsidiary.

3.14        Property.

(a)          As of the date hereof, except as would not reasonably be expected, individually or in the aggregate, to result in a material liability to the Company or the Company Subsidiaries, taken as a whole, the Company or a Company Subsidiary owns good, valid and marketable fee simple title to each of the real properties identified in Section 3.14(a) of the Company Disclosure Letter (each real property so owned, an “Owned Company Property” and, collectively, the “Owned Company Properties”), and a good and valid leasehold interest in each of the real properties identified in Section 3.14(a) of the Company Disclosure Letter (each real property so leased, a “Leased Company Property” and, collectively, the “Leased Company Properties” and the Leased Company Properties together with the Owned Company Properties, the “Company Properties”), which comprise all of the real estate properties owned or leased by the Company and the Company Subsidiaries, as of the date hereof, in each case (except as provided below) free and clear of Liens, except for Company Permitted Liens.

(b)        Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of the Company Subsidiaries has good and sufficient title to all of the personal and non-real properties and assets reflected in their books and records as being owned by them (including those reflected in the Company’s consolidated balance sheet for the year ended December 31, 2025, except as since sold or otherwise disposed of in the ordinary course of business), or used by them in the ordinary course of business, free and clear of all Liens, except for Company Permitted Liens.

(c)         Copies of each commercial lease entered into by the Company or a Company Subsidiary and forms of residential tenant leases for each state in which the Company or a Company Subsidiary operates have been made available to Parent on or prior to the date hereof, and to the Knowledge of the Company, each Company Lease is in substantially the form provided for in the state in which such Owned Company Property is located.

(d)        The rent rolls for each of the Company Properties, as of June 30, 2026, which rent rolls have previously been made available by or on behalf of the Company or any Company Subsidiary to Parent, are true and correct in all material respects with respect to Owned Company Properties and (i) correctly reference each lease or sublease that was in effect as of such date, and to which the Company or a Company Subsidiary is a party as lessor or sublessor with respect to each of the Owned Company Properties (each, a “Company Lease” and collectively, the “Company Leases”) and (ii) identify the rent payable under the Company Lease as of such date with respect to Owned Company Properties.

(e)        Except as would not reasonably be expected, individually or in the aggregate, to result in a material liability to the Company or the Company Subsidiaries, taken as a whole, with respect to Owned Company Properties as of the date hereof, the Owned Company Properties are not subject to any rights of way, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), declarations, agreements, or Laws affecting building use or occupancy, or reservations of an interest in title except for Company Permitted Liens.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to Leased Company Properties as of the date hereof, to the Knowledge of the Company, the Leased Company Properties are not subject to any rights of way, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), declarations, agreements, or Laws affecting building use or occupancy, or reservations of an interest in title except for Company Permitted Liens.

(f)        Except as would not reasonably be expected, individually or in the aggregate, to result in a material liability to the Company or the Company Subsidiaries, taken as a whole, valid policies of title insurance (each, a “Company Title Insurance Policy”) have been issued insuring, as of the effective date of each such Company Title Insurance Policy, the Company’s or the applicable Company Subsidiary’s fee simple title to or leasehold interest in each Company Property, subject to the matters disclosed on the Company Title Insurance Policies and Company Permitted Liens.  As of the date of this Agreement, except as would not reasonably be expected, individually or in the aggregate, to result in a material liability to the Company or the Company Subsidiaries, taken as a whole, to the Knowledge of the Company, each Company Title Insurance Policy is in full force and effect and no claim has been made against any such policy.

(g)       To the Knowledge of the Company, as of the date hereof, (i) each material certificate, Permit or license from any Governmental Entity having jurisdiction over any of the Company Properties or agreement, easement or other right that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful egress and ingress to and from any of the Company Properties has been obtained and is in full force and effect, except for any such permits and approvals (A) that are being sought in connection with the development or redevelopment of any Company Properties, or (B) the failure to obtain or be in full force and effect would not reasonably be expected to have a Company Material Adverse Effect, and (ii) neither the Company nor any Company Subsidiary has received written notice of any violation of any Law affecting any of the Company Properties issued by any Governmental Entity which has not been cured, other than violations which (I) are being contested in good faith and with respect to which enforcement has been tolled pending the resolution of such contest, or (II) would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.  To the Knowledge of the Company, except for Company Permitted Liens, the buildings and improvements on the Company Properties are located within the boundary lines of the Company Property, are not encroached upon, are not in violation of any applicable setback, Law, restriction or similar agreement, and do not encroach on any other property or any easement that may burden the Company Property, in each case in a way that would reasonably be expected to have a Company Material Adverse Effect.

(h)         As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened with respect to any of the Company Properties, except for any such rezoning proceedings that have been initiated in connection with the development or redevelopment of any of the Company Properties, or (ii) any Laws including any zoning regulation or ordinance, building, fire, health or similar Law, code, ordinance, order or regulation has been violated for any Company Property which, in the case of clauses (i) and (ii) above, would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as would not reasonably be expected, individually or in the aggregate, to result in a material liability to the Company or the Company Subsidiaries, taken as a whole, there are no unrestored casualties to any Company Property or any part thereof.  Except as would not reasonably be expected, individually or in the aggregate, to result in a material liability to the Company or the Company Subsidiaries, taken as a whole, the physical condition of the Company Property is sufficient to permit the continued conduct of the business as conducted on the date hereof subject to the provision of usual and customary maintenance and repair performed in the ordinary course of business consistent with past practice.

(i)           Section 3.14(i) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of all of the leases, subleases and licenses entitling the Company or any Company Subsidiary to the use or occupancy of each of the Leased Company Properties (the “Company Real Property Leases”).  The Company has made available to Parent copies of each Company Real Property Lease and all amendments or other modifications thereto, which copies are correct and complete.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, as of the date hereof, each Company Real Property Lease is in full force and effect and neither the Company nor any Company Subsidiary has received a written notice that it is in default under any Company Real Property Lease which remains uncured.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is and, to the Knowledge of the Company, no other party is in breach or violation of, or default under, any Company Real Property Lease.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no event has occurred which would result in a breach or violation of, or a default under, any Company Real Property Lease by the Company or any Company Subsidiary or, to the Knowledge of the Company, any other person thereto (in each case, with or without notice or lapse of time or both).  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Real Property Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or the applicable Company Subsidiary and, to the Knowledge of the Company, with respect to the other parties thereto.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, except as set forth in Section 3.14(i) of the Company Disclosure Letter, to the Knowledge of the Company, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties (other than the Company or a Company Subsidiary) the right of use or occupancy of any portion of any premises subject to a Company Real Property Lease.

(j)          Section 3.14(j) of the Company Disclosure Letter lists (i) each Company Property that is under development as of the date hereof (other than normal repair and maintenance) or (ii) each Company Property that is subject to a binding agreement for development or commencement of construction by the Company or a Company Subsidiary, as of the date hereof, in each case other than those pertaining to customary capital repairs, replacements and other similar correction or deferred maintenance items in the ordinary course of business.

(k)         As of the date hereof, none of the Company or any Company Subsidiary has entered into or is a party to any unexpired option agreements, rights of first offer, rights of first negotiation or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of third parties to purchase or otherwise acquire a Company Property or any portion thereof or entered into any Contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof.  Except as set forth in Section 3.14(k) of the Company Disclosure Letter, as of the date hereof, none of the Company or any Company Subsidiary has entered into or is a party to any unexpired purchase agreements, option agreements, rights of first offer, rights of first negotiation or rights or first refusal with respect to the purchase of any real property, or any Contract for sale, ground lease or letter of intent to purchase or ground lease for any real property.

(l)         As of the date hereof, none of the Company or any Company Subsidiary is a party to any agreement relating to the management of any of the Company Properties by a party other than the Company or a Company Subsidiary.

(m)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy).  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company’s or such Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens.

3.15       Intellectual Property.  Except as individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect, (a) to the Knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe the Intellectual Property rights of any third party in the United States, (b) with respect to Intellectual Property owned by or licensed to the Company or any Company Subsidiary that is necessary for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted (“Company Intellectual Property”), the Company or such Company Subsidiary has the right to use such Company Intellectual Property in the operation of its business as currently conducted, (c) all fees and filings required to maintain any registration of any Intellectual Property used by the Company have been paid or timely filed, are current and are not in default or in arrears, (d) to the Knowledge of the Company, no third party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary, and (e) there are no pending or, to the Knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary.

3.16        Contracts.

(a)         Except for (x) this Agreement, (y) Contracts listed on Section 3.16 of the Company Disclosure Letter and (z) Contracts filed as exhibits to the Filed Company SEC Documents, as of the date of this Agreement, none of the Company or the Company Subsidiaries is a party to or bound by any of the following Contracts (each such Contract, a “Company Material Contract”):

(i)          any Contract that would be required to be filed by the Company as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”);

(ii)        any Contract containing covenants binding upon the Company or the Company Subsidiaries that by its terms materially restrict the ability of the Company or any of the Company Subsidiaries (or that, following the consummation of the Merger, would materially restrict the ability of the Surviving Company, Parent OP or any of their respective Affiliates) to compete in any business or geographic area or with any Person;

(iii)     any Contract pursuant to which the Company or any Company Subsidiary is subject to continuing indemnification or “earn-out” obligations (whether related to environmental matters or otherwise), in each case, that would reasonably be expected to result in payments by the Company or any Company Subsidiary in excess of $250,000;

(iv)        any material partnership, limited liability company agreement, joint venture or other similar agreement entered into with any third party;

(v)          any Contract for the pending sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell, dispose of, or master lease, by merger, purchase or sale of assets or stock or otherwise, any real property, including any Company Property or any asset that, if purchased by the Company or any Company Subsidiary, would be a Company Property;

(vi)         any Contract concerning an interest rate collar, interest rate swap, or currency hedging transaction to which the Company or any Company Subsidiary is a party;

(vii)       any Contract that requires the Company or any Company Subsidiary to dispose of or acquire assets or properties (other than any real property) that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $500,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(viii)      any Contract relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset) or under which the Company or any Company Subsidiary has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than in the Company or any Company Subsidiary) in excess of $500,000; or

(ix)      any Contract unrelated to indebtedness for borrowed money that obligates the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures in excess of $250,000 and is not cancelable within ninety (90) days without material penalty to the Company or any Company Subsidiary.

(b)         As of the date hereof, each of the Company Material Contracts is valid, binding and enforceable on the Company or the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto and is in full force and effect, in each case subject to the Bankruptcy and Equity Exception, except for such failures to be valid, binding or enforceable or to be in full force and effect as would not be material to the Company and any Company Subsidiary.  As of the date hereof, each of the Company and the Company Subsidiaries has complied in all material respects with the terms and conditions of the Company Material Contracts and is not (with or without notice or lapse of time, or both) in breach or default thereunder, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received written notice of any violation or default under any Company Material Contract.  The Company has delivered or made available to Parent, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts. Except as set forth in Section 3.16(b) of the Company Disclosure Letter, each Company Material Contract has been entered into by, or has been validly assigned or novated to, the Company or a Company Subsidiary that is the current and proper contracting party thereto, and, to the Knowledge of the Company, there is no dispute regarding the identity of the contracting party under any Company Material Contract, in each case except as would not reasonably be expected, individually or in the aggregate, to result in a material liability to the Company or the Company Subsidiaries, taken as a whole.

3.17     Insurance.  The Company and the Company Subsidiaries have policies of insurance covering the Company, the Company Subsidiaries and their respective properties and assets, in such amounts and with respect to such risks and losses, which the Company believes are adequate for the operation of its business and the protection of its assets.  All such insurance policies of the Company and each Company Subsidiary are in full force and effect, all premiums due and payable through the date hereof under all such policies have been paid, and the Company and each Company Subsidiary are otherwise in compliance in all respects with the terms of such policies, except for such failures to be in full force and effect, to pay any premiums, or to be in compliance that would not reasonably be expected to have a Company Material Adverse Effect.  As of the date hereof, no outstanding written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

3.18      Interested Party Transactions.  Except as disclosed on Section 3.18 of the Company Disclosure Letter, none of the Company or any Company Subsidiary, on the one hand, is a party to any transaction or Contract with any Affiliate, shareholder that beneficially owns 5% or more of the Company Common Stock or the Company OP Units, or director or executive officer of the Company or any Company Subsidiary (other than the Company or any Company Subsidiary), on the other hand, other than transactions pursuant to, or Contracts constituting, a Company Benefit Plan listed in Section 3.10(a) of the Company Disclosure Letter, and no event has occurred since the date of the Company’s last proxy statement to its shareholders that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.19       Vote Required.  Assuming the accuracy of the representation in Section 4.15, the Company Shareholder Approval is the only vote of the holders of any class or series of capital stock of the Company necessary to approve the Company Merger.   Other than the Company OP GP Approval, no vote of or consent or approval by the holders of any limited partnership units or general partnership units of Company OP is necessary to approve this Agreement, the Partnership Merger and the other Transactions.

3.20       Brokers.  Neither the Company, the Company OP nor any of the Company or the Company OP’s officers, directors or employees has employed any broker, investment banker or finder or incurred any liability for any broker’s fees, commissions, finder’s fees or other similar fees in connection with the Transactions, except that the Company has engaged BMO Capital Markets Corp. as the Company’s financial advisor.  A full and complete copy of the engagement letter with BMO Capital Markets Corp. as in effect on the date hereof has been made available to Parent prior to the date hereof.

3.21      Opinion of Financial Advisor.  The Company Board has received an opinion of BMO Capital Markets Corp. to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock.

3.22      Takeover Statutes.  The Company Board has taken all action necessary to render inapplicable to the Company Merger and the other Transactions, the provisions of any takeover Laws, including any “fair price,” “moratorium” or “control share acquisition” or similar Laws, or any other anti-takeover statute or similar federal or state statute or similar provisions in the organizational documents or governing documents of the Company, the General Partner, and the Company OP.

3.23       Dissenters’ Rights.  No dissenters’, appraisal or similar rights are available under the Company Articles or the limited partnership agreement of the Company OP to the holders of Company Common Stock or Company OP Units with respect to the Company Merger, the Partnership Merger or the other Transactions.

3.24       No Other Representations and Warranties.  Each of the Company and the Company OP acknowledges and agrees that, except for the representations and warranties contained in Article IV, (a) none of Parent, Parent OP, Parent Merger Sub, or OP Merger Sub makes, or has made, and the Company and the Company OP have not relied upon, any representation or warranty, whether express or implied, relating to itself or its business, affairs, assets, liabilities, financial condition, results of operations or otherwise in connection with the Merger, (b) no Person has been authorized by Parent, Parent OP, Parent Merger Sub or OP Merger Sub to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty has not been relied upon by the Company or the Company OP as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company, the Company OP or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PARENT, PARENT OP, PARENT MERGER SUB AND OP MERGER SUB

Except as set forth in (i) the Parent SEC Documents filed with the SEC on or after January 1, 2024 and publicly available prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature, the “Filed Parent SEC Documents”), or (ii) the letter, dated as of the date of this Agreement, from Parent, Parent OP, Parent Merger Sub and OP Merger Sub to the Company and the Company OP (the “Parent Disclosure Letter”), Parent, Parent OP, Parent Merger Sub and OP Merger Sub, jointly and severally, represent and warrant as of the date hereof (or, in the case of Parent Merger Sub, as of its execution and delivery of the Joinder) (except to the extent that a representation, warranty or the Parent Disclosure Letter speaks as of another date, in which case as of such date) to the Company and the Company OP that:

4.01        Organization, Standing and Power.

(a)          Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has full corporate power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted.

(b)        Parent OP is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware and has full organizational power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted.

(c)          Upon its formation and as of the Closing, Parent Merger Sub will be a limited liability company formed, validly existing and in good standing under the Laws of the State of Delaware and have full organizational power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses. At the Closing, Parent will be the sole member of, and own 100% of the membership interests in, Parent Merger Sub.

(d)         OP Merger Sub is a limited liability company formed, validly existing and in good standing under the Laws of the State of Delaware and has full organizational power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted. Parent OP is the sole member of, and owns 100% of the membership interests in, OP Merger Sub.  OP Merger Sub was formed on August 31, 2026, solely for the purpose of engaging in the transactions contemplated by this Agreement. OP Merger Sub has engaged in no other business activities, have no liabilities or obligations and have conducted their operations only as contemplated hereby.

(e)         Each of Parent, Parent OP and OP Merger Sub is, and as of its execution and delivery of the Joinder and as of the Closing Parent Merger Sub will be, duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(f)        Each Parent Subsidiary other than Parent OP, Parent Merger Sub and OP Merger Sub (i) is duly organized, validly existing and in good standing (to the extent the concept is recognized by such jurisdiction) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate, partnership, limited liability company or other company (as the case may be) power and authority to conduct its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(g)        Section 4.01(g) of the Parent Disclosure Letter sets forth a true and complete list of the Parent Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, and the type of and percentage of interest held, directly or indirectly, by Parent in each Parent Subsidiary.

(h)        Parent has made available to the Company complete and correct copies of the organizational documents or governing documents of Parent and Parent OP, including without limitation complete and correct copies of the Parent Articles and Parent Bylaws.

(i)          Neither Parent nor any Parent Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Parent Subsidiaries and investments in short-term securities), other than the Remaining Shares that the TRS Shareholder may purchase prior to the Effective Time (if any).

4.02        Capital Structure.

(a)         The authorized capital stock of Parent consists of 500,000,000 shares of the Parent Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”), and, assuming the accuracy of the representations and warranties in Section 3.02(a), at the Closing, the authorized capital stock of Parent will be sufficient to issue all Parent Common Stock to be issued in the Merger, including shares of Parent Common Stock to be issued upon conversion of Parent OP Common Units and Parent OP Preferred Units issued in the Partnership Merger.  At the close of business on the Measurement Date, (a) 235,744,567 shares of the Parent Common Stock were issued and outstanding, including 427,159 restricted shares, and (b) no shares of Parent Preferred Stock were issued or outstanding.  Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding except for (1) an aggregate of 5,941,742 shares of Parent Capital Stock reserved for issuance upon redemption of an aggregate of 5,941,742 Parent OP Common Units in accordance with the current limited partnership agreement of Parent OP, and (2) assuming payout of performance share units at target, an aggregate of 827,149 shares of Parent Capital Stock reserved for issuance upon settlement or redemption of any restricted share units or performance share units granted under Parent’s 2016 Long Term Incentive Plan and 2022 Long Term Incentive Plan.  There are no bonds, debentures, notes or other indebtedness of Parent or any Parent Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Parent Common Stock, the Parent OP Common Units or the general partnership interests in Parent OP may vote (“Voting Parent Debt”).  As of the close of business on the Measurement Date, there were no options, warrants, rights, convertible or exchangeable securities, commitments, or undertakings of any kind to which Parent or any Parent Subsidiary was a party or by which any of them was bound (i) obligating Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Parent or of any Parent Subsidiary or any Voting Parent Debt or (ii) obligating Parent or any Parent Subsidiary to issue, grant, extend or enter into any such option, warrant, security, commitment or undertaking.  At the close of business on the Measurement Date, there are 5,941,742 Parent OP Common Units issued and outstanding and no preferred units of Parent OP issued and outstanding.  As of the date hereof, the Exchange Factor (as defined in the Parent A&R OP Agreement) is 1.0.  Parent is the sole general partner of Parent OP and owns the general partnership interest free and clear of any Liens and all Parent OP Common Units have been duly authorized and validly issued and are free of preemptive rights.

(b)          Except as set forth above and as set forth in Section 4.02(b) of the Parent Disclosure Letter, as of the close of business on the Measurement Date, there were no (i) restricted shares, restricted share units, stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, Parent or any Parent Subsidiary, (ii) voting trusts, proxies or other similar agreements or understandings to which Parent or any Parent Subsidiary was a party or by which Parent or any Parent Subsidiary was bound with respect to the voting of any shares of capital stock of Parent or any Parent Subsidiary, or (iii) contractual obligations or commitments of any character to which Parent or any Parent Subsidiary was a party or by which Parent or any Parent Subsidiary was bound restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of Parent or any Parent Subsidiary.  Neither Parent nor any Parent Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its capital stock or other equity interests.

(c)         Except as set forth in Section 4.02(c) of the Parent Disclosure Letter, all of the outstanding shares of capital stock or other equity interests of each Parent Subsidiary are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all Liens and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests other than transfer and other restrictions under applicable federal and state securities Laws or the organizational documents or governing documents of such Parent Subsidiary.

(d)       All dividends or other distributions on the shares of Parent Common Stock and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(e)       All issued and outstanding shares of the capital stock of Parent are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock of Parent is entitled to preemptive rights.  There are no partners of Parent OP or holders of Parent OP Common Units other than as set forth in Section 4.02(a) of the Parent Disclosure Letter.  Section 4.02(a) of the Parent Disclosure Letter sets forth the number of partnership units held by each partner in Parent OP.

4.03        Authority; Execution and Delivery; Enforceability.

(a)        Each of Parent, Parent OP and OP Merger Sub has, and as of its execution and delivery of the Joinder and as of the Closing, Parent Merger Sub will have, all requisite corporate, limited partnership or limited liability company power and authority, as applicable, to execute and deliver this Agreement and, subject to receipt of the Parent Stockholder Approval, to consummate the Transactions.  The execution, delivery and performance by each of Parent, Parent Merger Sub and OP Merger Sub of this Agreement and the consummation by it of the Transactions have been, and as of its execution and delivery of the Joinder and as of the Closing, the execution, delivery and performance by Parent Merger Sub of this Agreement and the consummation by it of the Transactions will be, duly authorized by all necessary corporate action on the part of Parent, partnership action on the part of Parent OP, and limited liability company action on the part of Parent Merger Sub and OP Merger Sub, and no other corporate, limited partnership or limited liability company actions, as applicable, on the part of Parent, Parent OP, Parent Merger Sub and OP Merger Sub are (or in the case of Parent Merger Sub, as of its execution and delivery of the Joinder and as of the Closing, will be) necessary to authorize this Agreement, the Merger or the other Transactions, subject to receipt of the Parent Stockholder Approval.  Each of Parent, Parent OP and OP Merger Sub has, and as of its execution and delivery of the Joinder and as of the Closing the execution, delivery and performance by Parent Merger Sub of this Agreement and the consummation by it of the Transactions will have, duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes (or in the case of Parent Merger Sub, as of its execution and delivery of the Joinder and as of the Closing will constitute) the legal, valid and binding obligations of Parent, Parent OP, Parent Merger Sub and OP Merger Sub, respectively, enforceable against each of Parent, Parent OP, Parent Merger Sub and OP Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)         The Parent Board, at a meeting duly called and held, (i) duly adopted resolutions approving and declaring advisable this Agreement, the Merger and the other Transactions, and (ii) determined that the terms of the Merger and the other Transactions are advisable and in the best interests of Parent and (iii) recommended that Parent’s stockholders approve the issuance of Parent Common Stock in the Company Merger as contemplated by this Agreement.

(c)         Parent, as the sole general partner of Parent OP, has adopted this Agreement and approved the Partnership Merger and the other Transactions (“Parent OP GP Approval”).

(d)         As of the Parent Merger Sub’s execution and delivery of the Joinder and as of the Closing, Parent, as the sole member of the Parent Merger Sub, will have approved this Agreement, the Company Merger and the other Transactions.

(e)         Parent OP, as the sole member of the OP Merger Sub, has approved this Agreement, the Partnership Merger and the other Transactions.

4.04        No Conflicts; Consents.

(a)         Except as set forth in Section 4.04(a) of the Parent Disclosure Letter, the execution and delivery by each of Parent, Parent OP, and OP Merger Sub of this Agreement do not, and the execution and delivery by Parent Merger Sub of the Joinder will not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, assuming receipt of the Parent Stockholder Approval, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent, Parent OP or any Parent Subsidiaries under, any provision of (i) the charter, bylaws or other organizational documents of Parent, Parent OP, Parent Merger Sub or OP Merger Sub, (ii) any Parent Material Contract to which Parent, Parent OP, Parent Merger Sub, OP Merger Sub or any Parent Subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent, Parent OP, Parent Merger Sub, OP Merger Sub or any Parent Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)        No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent, Parent OP or any Parent Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of (A) the Joint Proxy Statement and of the Form S-4 and the declaration of the effectiveness of the Form S-4, and (B) such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions, (ii) such filings as may be required under any state securities Laws, (iii) the filing of the Company Certificate of Merger with and acceptance for record of the Company Certificate of Merger by the Delaware SOS and the filing of the Company Articles of Merger with and acceptance for record of the Company Articles of Merger by the North Dakota SOS, (iv) the filing of the Partnership Certificate of Merger with the Delaware SOS and the Partnership Articles of Merger with the North Dakota SOS, (v) the filing with the North Dakota SOS, following the Effective Time, of an amended application for registration of the Surviving Company pursuant to Section 10-34-04(7) of Chapter 10-34, (vi) such filings as may be required in connection with the Taxes described in Section 6.08, (vii) such filings as may be required under the rules and regulations of the NYSE and (viii) such other items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.05        SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)         Parent has filed or furnished, as applicable, all reports, schedules, forms, certifications, statements and other documents on a timely basis with the SEC required to be filed or furnished, as applicable, by Parent since and including January 1, 2024 through the date of this Agreement under the Exchange Act or Securities Act (such documents, together with any documents and information incorporated therein by reference and together with any documents filed during such period by Parent with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Parent SEC Documents”).

(b)         As of its respective date, each Parent SEC Document complied (or with respect to Company SEC Documents filed after the date hereof, will comply) as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document, each as in effect on the date so filed.  As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), except to the extent revised or superseded by a later filed Parent SEC Document, none of the Parent SEC Documents contained (or with respect to Company SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)         Each of the financial statements (including the related notes) of Parent included in the Parent SEC Documents, complied as to form at the time it was filed in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, was prepared in accordance with GAAP in all material respects (except, in the case of unaudited financial statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited financial statements, to normal year-end audit adjustments).

(d)       None of Parent or any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except liabilities or obligations (i) disclosed and provided for in the most recent financial statements included in the Filed Parent SEC Documents or the notes thereto or of a nature not required by GAAP to be reflected thereon, (ii) related to the future performance of any Contract, (iii) incurred or arising in the ordinary course of business consistent with past practice since the date of the most recent financial statements included in the Filed Parent SEC Documents, (iv) incurred under this Agreement or in connection with the Transactions, (v) disclosed on Section 4.05(d) of the Parent Disclosure Letter, (vi) as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or (vii) that will be discharged or paid in full prior to the Closing Date.

(e)         Since January 1, 2024, Parent has established and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).  Such internal controls are reasonably designed to ensure (i) the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Since January 1, 2024, (x) Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to Parent required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, (y) to the Knowledge of Parent, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of Parent to material information relating to Parent required to be included in Parent’s periodic reports required under the Exchange Act, and (z) Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s independent registered public accounting firm and the audit committee of the Parent Board (and made summaries of such disclosures available to the Company) (A) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably expected to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.  As of the date of this Agreement, the principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act of 2002 and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

4.06       Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent, Parent OP, Parent Merger Sub and OP Merger Sub for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement will, at the date that it is first mailed to the Company’s shareholders or Parent’s stockholders, at the time of the Company Shareholder Meeting and Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Joint Proxy Statement, at the date such materials are first mailed to the Company’s shareholders or Parent’s stockholders and at the time of the Company Shareholder Meeting and the Parent Stockholder Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.  No representation or warranty is made by Parent, Parent OP, Parent Merger Sub and OP Merger Sub in this Section 4.06 with respect to statements made or incorporated by reference therein based on information supplied by the Company, the Company OP or any of their respective Representatives for inclusion or incorporation by reference therein.

4.07     Absence of Certain Changes or Events.  Since June 30, 2026 through the date hereof, (i) there has not been any Event that, individually or together with any other Event, has had or would reasonably be expected to have a Parent Material Adverse Effect, and (ii) except in connection with this Agreement and the Transactions or as expressly contemplated or permitted by this Agreement, Parent and each Parent Subsidiary has conducted its respective business in all material respects only in the ordinary course of business consistent with past practice.

4.08        Taxes.

(a)         Each of Parent and the Parent Subsidiaries (i) has timely filed (or had filed on their behalf) all U.S. federal income and other material Tax Returns (as defined below) required to be filed by it (after giving effect to any filing extension granted by a Taxing Authority) under applicable Law and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all U.S. federal income and other material Taxes shown on such Tax Returns, other than Taxes being contested in good faith and for which adequate reserves have been established in Parent’s most recent financial statements contained in the Filed Parent SEC Documents.  Neither Parent nor any of the Parent Subsidiaries has executed or filed with the IRS or any other Taxing Authority any agreement, waiver or other document or arrangement extending the period for assessment or collection of material Taxes (including, but not limited to, any applicable statute of limitation).

(b)         Parent (i) for each taxable year commencing with its taxable year ended December 31, 2011, and through and including the Closing Date, has been organized in conformity with the requirements for qualification and taxation as a REIT and (ii) has operated since March 26, 2011 to the date hereof in a manner to enable it to qualify for taxation as a REIT and has a proposed method of operation that will enable it to continue to qualify for taxation as a REIT for the taxable year that includes the date hereof.

(c)        No Parent Subsidiary is a corporation for U.S. federal income tax purposes, other than a corporation that, at all times during which Parent has held, directly or indirectly, its stock, has qualified as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.

(d)         Each Parent Subsidiary that is a partnership, joint venture, trust or limited liability company has been, since its formation, treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.

(e)       Neither Parent nor any Parent Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any asset during its current taxable year.

(f)        Since its inception, neither Parent nor any Parent Subsidiary has  incurred (i) any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, or Treasury Regulations Sections 1.337(d)-5, 1.337(d)-6, or 1.337(d)-7, (ii) any material liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) or (iii) any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of Parent no condition or circumstances exists, which presents a material risk that any material liability for Taxes described in clauses (i), (ii), or (iii) of the preceding sentence will be imposed upon Parent or any Parent Subsidiary.

(g)         All material deficiencies asserted or assessments made with respect to Parent or any Parent Subsidiary as a result of any examinations by the IRS or any other Taxing Authority of the Tax Returns of Parent or any Parent Subsidiary have been fully paid and, to the Knowledge of Parent, there are no other audits, examinations or other proceedings relating to any material Taxes of Parent or any Parent Subsidiary by any Taxing Authority in progress. Neither Parent nor any Parent Subsidiary has received any written notice from any Taxing Authority that it intends to conduct such an audit, examination or other proceeding in respect of Taxes or to make any assessment for material Taxes and, to the Knowledge of Parent, no such audit, examination, or other proceeding is threatened.  Neither Parent nor any Parent Subsidiary is a party to any litigation or pending litigation or administrative proceeding relating to Taxes (other than litigation dealing with appeals of property Tax valuations).

(h)       Parent and the Parent Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and paid over to the appropriate Taxing Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(i)          No claim has been made in writing by a Taxing Authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns that Parent or any such Parent Subsidiary is or may be subject to a material amount of Taxes in that jurisdiction and, to the Knowledge of Parent, no such claim is threatened.

(j)          Neither Parent nor any Parent Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(k)         Neither Parent nor any Parent Subsidiary is a party to any Tax sharing or similar agreement or arrangement, other than any agreement or arrangement solely between Parent and any Parent Subsidiary, pursuant to which it will have any obligation to make any payments after the Closing.

(l)          Neither Parent nor any Parent Subsidiary has requested or received a private letter ruling from, or other similar written ruling from, or requested or entered into a binding agreement with, the IRS or other Taxing Authorities relating to Taxes.

(m)       There are no Liens for Taxes (other than the Parent Permitted Liens) upon any of the assets of Parent or any Parent Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(n)        Neither the Parent nor any Parent Subsidiary is subject, directly or indirectly, to any Tax Protection Agreements in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), other than as disclosed in Section 4.08(o) of the Parent Disclosure Letter, and as of the date of this Agreement, Parent and each Parent Subsidiary has complied in all material respects with each Tax Protection Agreement, and no person has raised in writing, or to the Knowledge of the Parent threatened to raise, a material claim against the Parent or any Parent Subsidiary for any breach of any Tax Protection Agreements.

(o)         Neither Parent nor any Parent Subsidiary is a party to any “reportable transaction” as such term is used in the Treasury regulations under Section 6011 of the Code.

(p)          Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(q)          Neither Parent nor any of the Parent Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(r)          Neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(s)          Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Company Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(t)          Parent OP is, and has been since its formation, properly classified as a partnership for U.S. federal income tax purposes and not as an association taxable as a corporation.  Parent OP is not, and has never been, subject to Tax as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.  Without limiting the generality of the foregoing, Parent OP satisfies, and has at all times satisfied, the requirements of the “private placement” safe harbor set forth in Treasury Regulation Section 1.7704-1(h)

(u)         OP Merger Sub is, and at all times since its inception has been, and as of the Closing, Parent Merger Sub at all times since its inception will have been, classified as an entity disregarded as separate from its owner for U.S. federal and applicable state and local Tax purposes.

4.09     Litigation.  From January 1, 2024 through the date of this Agreement, there has been no claim, suit, action, arbitration or proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or any executive officer or director of Parent (in their capacity as such), other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (each, a  “Parent Specified Action”).  There is no Judgment outstanding against Parent or any Parent Subsidiary or any of their respective assets, other than as would not reasonably be expected, individually or in the aggregate, to result in a material liability to Parent or the Parent Subsidiaries, taken as a whole.  From January 1, 2024 through the date of this Agreement, other than as would not reasonably be expected, individually or in the aggregate, to result in a material liability to Parent or the Parent Subsidiaries, taken as a whole, Parent has not received any written notification of any, and to the Knowledge of Parent there is no, investigation by any Governmental Entity involving Parent or any Parent Subsidiary or any of their respective assets that could validly give rise to a Parent Specified Action.

4.10       Compliance with Applicable Laws.  Since January 1, 2024, none of Parent or any Parent Subsidiary has been, or is, in violation of, or has been given written notice of or been charged with any violation of, any Law or order of any Governmental Entity applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent and each Parent Subsidiary has all Permits necessary to conduct its business as conducted on the date hereof except those the absence of which would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, none of Parent or any Parent Subsidiary has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.11       Environmental Matters.  Except as set forth in reports related to the environmental condition of any Parent Property that have been provided to the Company prior to the date hereof or as would not reasonably be expected to have a Parent Material Adverse Effect:

(a)         to the Knowledge of Parent, Parent and the Parent Subsidiaries (i) are in compliance with all Environmental Laws, (ii) hold all Environmental Permits and (iii) are in compliance with their respective Environmental Permits;

(b)       none of Parent, any Parent Subsidiary or, to the Knowledge of Parent, any other Person, has released Hazardous Substances on any real property owned, leased or operated by Parent or the Parent Subsidiaries (other than in a de minimis amount in the ordinary course of business in connection with the ownership and operation of the Parent Properties (e.g., cleaning and household substances), in each case, in compliance with applicable Law);

(c)         none of Parent or any Parent Subsidiary has received any written notice alleging that Parent or any Parent Subsidiary may be in violation of, or liable under, pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or any other Environmental Law;

(d)         none of Parent or any Parent Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and, to the Knowledge of Parent, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto; and

(e)         none of Parent or any Parent Subsidiary has assumed, by Contract or, to the Knowledge of Parent, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances, in each case other than any customary environmental indemnity agreements entered into in connection with any debt or equity financing obtained by Parent or any Parent Subsidiary.

4.12        Property.

(a)          As of the date hereof, except as would not reasonably be expected, individually or in the aggregate, to result in a material liability to Parent or the Parent Subsidiaries, taken as a whole, Parent or a Parent Subsidiary owns good, valid and marketable fee simple title to each of the real properties identified in Section 4.12(a) of the Parent Disclosure Letter (each real property so owned, an “Owned Parent Property” and, collectively, the “Owned Parent Properties”), and a good and valid leasehold interest in each of the real properties identified in Section 4.12(a) of the Parent Disclosure Letter (each real property so leased, a “Leased Parent Property” and, collectively, the “Leased Parent Properties” and the Leased Parent Properties together with the Owned Parent Properties, the “Parent Properties”), which comprise all of the real estate properties owned or leased by Parent and the Parent Subsidiaries, as of the date hereof, in each case (except as provided below) free and clear of Liens, except for Parent Permitted Liens.

(b)         Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and each of the Parent Subsidiaries has good and sufficient title to all of the personal and non-real properties and assets reflected in their books and records as being owned by them (including those reflected in Parent’s consolidated balance sheet for the year ended December 31, 2025, except as since sold or otherwise disposed of in the ordinary course of business), or used by them in the ordinary course of business, free and clear of all Liens, except for Parent Permitted Liens.

(c)         The rent rolls for each of the Parent Properties, as of June 30, 2026, which rent rolls have previously been made available by or on behalf of Parent or any Parent Subsidiary to the Company, are true and correct in all material respects with respect to Owned Parent Properties and correctly reference each lease or sublease that was in effect as of such date, and to which Parent or a Parent Subsidiary is a party as lessor or sublessor with respect to each of the Owned Parent Properties.

(d)         Except would not reasonably be expected, individually or in the aggregate, to result in a material liability to Parent or the Parent Subsidiaries, taken as a whole, with respect to Owned Parent Properties as of the date hereof, the Owned Parent Properties are not subject to any rights of way, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), declarations, agreements, or Laws affecting building use or occupancy, or reservations of an interest in title except for Parent Permitted Liens.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, with respect to Leased Parent Properties as of the date hereof, to the Knowledge of Parent, the Leased Parent Properties are not subject to any rights of way, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), declarations, agreements, or Laws affecting building use or occupancy, or reservations of an interest in title except for Parent Permitted Liens.

(e)          To the Knowledge of Parent, as of the date hereof, (i) each material certificate, Permit or license from any Governmental Entity having jurisdiction over any of the Parent Properties or agreement, easement or other right that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Parent Properties or that is necessary to permit the lawful egress and ingress to and from any of the Parent Properties has been obtained and is in full force and effect, except for any such permits and approvals (A) that are being sought in connection with the development or redevelopment of any Parent Properties, or (B) the failure to obtain or be in full force and effect would not reasonably be expected to have a Parent Material Adverse Effect, and (ii) neither Parent nor any Parent Subsidiary has received written notice of any violation of any Law affecting any of the Parent Properties issued by any Governmental Entity which has not been cured, other than violations which (I) are being contested in good faith and with respect to which enforcement has been tolled pending the resolution of such contest, or (II) would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.  To the Knowledge of Parent, except for Parent Permitted Liens, the buildings and improvements on the Parent Properties are located within the boundary lines of the Parent Property, are not encroached upon, are not in violation of any applicable setback, Law, restriction or similar agreement, and do not encroach on any other property or any easement that may burden the Parent Property, in each case in a way that would reasonably be expected to have a Parent Material Adverse Effect.

(f)          As of the date hereof, neither Parent nor any Parent Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened with respect to any of the Parent Properties, except for any such rezoning proceedings that have been initiated in connection with the development or redevelopment of any of the Parent Properties, or (ii) any Laws including any zoning regulation or ordinance, building, fire, health or similar Law, code, ordinance, order or regulation has been violated for any Parent Property which in the case of clauses (i) and (ii) above, would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there are no unrestored casualties to any Parent Property or any part thereof.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the physical condition of the Parent Property is sufficient to permit the continued conduct of the business as conducted on the date hereof subject to the provision of usual and customary maintenance and repair performed in the ordinary course of business consistent with past practice.

(g)         Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, as of the date hereof, each lease, sublease and license entitling Parent or any Parent Subsidiary to the use or occupancy of each of the Leased Parent Properties (the “Parent Real Property Leases”) is in full force and effect and neither Parent nor any Parent Subsidiary has received a written notice that it is in default under any Parent Real Property Lease which remains uncured.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary is and, to the Knowledge of Parent, no other party is in breach or violation of, or default under, any Parent Real Property Lease.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, no event has occurred which would result in a breach or violation of, or a default under, any Parent Real Property Lease by Parent or any Parent Subsidiary or, to the Knowledge of Parent, any other person thereto (in each case, with or without notice or lapse of time or both).  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each Parent Real Property Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Parent or the applicable Parent Subsidiary and, to the Knowledge of Parent, with respect to the other parties thereto.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties (other than Parent or a Parent Subsidiary) the right of use or occupancy of any portion of any premises subject to a Parent Real Property Lease.

(h)         Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent or a Parent Subsidiary has good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy).  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, none of Parent’s or such Parent Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Parent Permitted Liens.

4.13        Contracts.

(a)          Except for (x) this Agreement, (y) Contracts listed on Section 4.13 of the Parent Disclosure Letter and (z) Contracts filed as exhibits to the Filed Parent SEC Documents, as of the date of this Agreement, none of Parent or the Parent Subsidiaries is a party to or bound by any of the following (each such Contract, a “Parent Material Contract”):

(i)          any Contract that would be required to be filed by Parent as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act;

(ii)         any material partnership, limited liability company agreement, joint venture or other similar agreement entered into with any third party;

(iii)        any Contract that requires Parent or any Parent Subsidiary to dispose of or acquire assets or properties (other than any real property) that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $20,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction; or

(iv)         any Contract relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset) or under which Parent or any Parent Subsidiary has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than in Parent or any Parent Subsidiary) in excess of $100,000,000.

(b)          As of the date hereof, each of the Parent Material Contracts is valid, binding and enforceable on Parent or the Parent Subsidiaries, as the case may be, and, to the Knowledge of Parent, each other party thereto and is in full force and effect, in each case subject to the Bankruptcy and Equity Exception, except for such failures to be valid, binding or enforceable or to be in full force and effect as would not be material to Parent and any Parent Subsidiary.  As of the date hereof, each of Parent and the Parent Subsidiaries has complied in all material respects with the terms and conditions of Parent Material Contracts and is not (with or without notice or lapse of time, or both) in breach or default thereunder, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary has received notice of any violation or default under any Parent Material Contract.  Parent has delivered or made available to the Company, prior to the execution of this Agreement, true and complete copies of all of the Parent Material Contracts.

4.14       Interested Party Transactions.  Except as set forth in Section 4.14 of the Parent Disclosure Letter, none of Parent or any Parent Subsidiary, on the one hand, is a party to any transaction or Contract with any Affiliate, stockholder that beneficially owns 5% or more of the Parent Common Stock, or director or executive officer of Parent or any Parent Subsidiary (other than Parent or any Parent Subsidiary), on the other hand, other than transactions pursuant to, or Contracts constituting, a Benefit Plan that is sponsored, maintained or contributed to by Parent (or any entity that, together with Parent, would be treated as a single employer under Section 414 of the Code) for the benefit of any current or former employee, officer, director or consultant of Parent or any Parent Subsidiary, or under which Parent (or any entity that, together with Parent, would be treated as a single employer under Section 414 of the Code) has or may have any obligation or liability, and no event has occurred since the date of Parent’s last proxy statement to its stockholders that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC.

4.15       Vote Required.  Assuming the accuracy of the representation in the last sentence of Section 3.22, the Parent Stockholder Approval is the only vote of the holders of any class or series of Parent Capital Stock necessary to adopt this Agreement and approve the Merger, the issuance of Parent Common Stock in the Company Merger and the other Transactions.  Other than the Parent OP GP Approval, no vote of or consent or approval by the holders of any limited partnership units or general partnership units of Parent OP is necessary to approve this Agreement, the Partnership Merger, the issuance of Parent OP Common Units in the Partnership Merger and the other Transactions.

4.16     Brokers.  None of Parent, Parent OP, Parent Merger Sub, OP Merger Sub nor any of their respective officers, directors or employees has employed any broker, investment banker or finder or incurred any liability for any broker’s fees, commissions, finder’s fees or other similar fees in connection with the Transactions, except that Parent has engaged RBC Capital Markets, LLC and Rothschild & Co. as Parent’s financial advisors.

4.17      Opinion of Financial Advisor.  Each of RBC Capital Markets, LLC and Rothschild & Co., financial advisors to Parent, have rendered to the Parent Board an oral opinion (to be confirmed by delivery of a written opinion) to the effect that, as of the date of such opinion and based on and subject to the matters considered, assumptions made and limitations and qualifications set forth therein, the Exchange Ratio provided for in the Company Merger pursuant to this Agreement is fair, from a financial point of view, to Parent.

4.18     Takeover Statutes.  Assuming the accuracy of the representation in Section 3.22, no “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law is applicable to this Agreement or the Transactions.

4.19      Dissenters’ Rights.  No dissenters’, appraisal or similar rights are available under the Parent Articles or the limited partnership agreement of Parent OP to the holders of Parent Common Stock or Parent OP Common Units with respect to the Company Merger, the Partnership Merger or the other Transactions.

4.20       Financing.  Parent OP is a party to and has accepted a fully executed commitment letter dated as of the date hereof (together with all exhibits and schedules thereto, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein.  The debt financing committed pursuant to the Debt Commitment Letter, as it may be amended, modified, supplemented or replaced in accordance with Section 6.13(b),  is collectively referred to in this Agreement as the “Debt Financing.”

(a)          Parent has delivered to the Company a true, complete and correct copy of the executed Debt Commitment Letter and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and that could not in any event affect the conditionality, enforceability, availability, termination or amount of the Debt Financing.

(b)         Except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent to the obligations of the Lenders to provide the Debt Financing or any contingencies that would permit the Lenders to reduce the aggregate principal amount of the Debt Financing, including any condition or other contingency relating to the amount or availability of the Debt Financing pursuant to any “flex” provision.  Parent OP does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Debt Commitment Letter on or prior to the Closing Date, nor does Parent have Knowledge that any Lender will not perform its obligations thereunder.  There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Debt Commitment Letter or the Debt Financing that could affect the conditionality, enforceability, availability, termination or amount of the Debt Financing.

(c)        The Debt Financing, when funded in accordance with the Debt Commitment Letter and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount), shall, provide Parent with cash proceeds on the Closing Date that are sufficient, together with other available funds (including unrestricted cash and cash equivalents and funds available to be drawn under other credit facilities of Parent, Parent OP and their Subsidiaries or other Affiliates) (the “Available Funds”),  for the satisfaction of all of Parent, Parent OP’s, Merger Sub’s and Parent’s other Affiliates’ obligations under this Agreement and the Debt Commitment Letter, including the payment of any fees and expenses and other amounts of or payable by Parent, Parent OP, Merger Sub or Parent’s other Affiliates, and for any repayment or refinancing of any outstanding indebtedness of the Company, the Company OP, Parent, Parent OP and their respective Subsidiaries or required by this Agreement or the Debt Commitment Letter (such amounts, collectively, the “Required Financing Amounts”).

(d)         The obligations set forth in the Debt Commitment Letter constitute the legal, valid, binding and enforceable obligations of Parent OP and, to the Knowledge of Parent OP, the other parties thereto (as applicable) and is in full force and effect.  No event has occurred which constitutes a default or breach or failure to satisfy a condition by Parent OP or, to the Knowledge of Parent OP, any other party thereto under the terms and conditions of the Debt Commitment Letter.  Parent OP does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied by Parent OP on a timely basis or that the Debt Financing will not be available to Parent OP on the Closing Date.  Parent OP has paid, or caused to be paid, in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement, and will pay, or cause to be paid, in full any such amounts due on or before the Closing Date as and when due.  The Debt Commitment Letter has not been modified, amended or altered, and none of the respective commitments under the Debt Commitment Letter have been terminated, reduced, withdrawn or rescinded, and, to the knowledge of Parent, no termination, reduction, withdrawal, modification, amendment, alteration or rescission thereof is contemplated.

(e)         In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of the Parent’s, Parent OP’s or Merger Sub’s obligations under this Agreement.

4.21       No Other Representations and Warranties.  Parent, Parent OP, Parent Merger Sub (upon its execution and delivery of the Joinder and as of the Closing) and OP Merger Sub each acknowledges and agrees that, except for the representations and warranties contained in Article III, (a) neither the Company nor the Company OP makes, or has made, and none of Parent, Parent OP, Parent Merger Sub (upon its execution and delivery of the Joinder and as of the Closing) and OP Merger Sub has relied upon, any representation or warranty, whether express or implied, relating to itself or its business, affairs, assets, liabilities, financial condition, results of operations or otherwise in connection with the Merger, (b) no Person has been authorized by the Company or the Company OP to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty has not been relied upon by Parent, Parent OP, Parent Merger Sub and OP Merger Sub as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Parent OP, Parent Merger Sub, OP Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in Article III.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.01      Conduct of Business by the Company.  Except for matters set forth in Section 5.01 of the Company Disclosure Letter, otherwise contemplated by this Agreement or required by Law, from the execution of this Agreement until the Effective Time, the Company shall, and shall cause each Company Subsidiary to, use commercially reasonable efforts to conduct its respective business in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to (i) maintain its material assets and properties in their current condition (normal wear and tear excepted), (ii) preserve intact its current business organization, keep available the services of its current officers and employees (ordinary course departures, resignations, terminations, leaves of absence, disability and paid time off excepted), keep and preserve in all material respects its present relationships with material joint venture partners or co-venturers, suppliers, licensors, licensees, distributors and others having material business dealings with it (ordinary course expiration of such Contracts in accordance with its terms excepted), and (iii) preserve the Company’s status as a REIT within the meaning of the Code.  In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01 of the Company Disclosure Letter, or as otherwise contemplated by this Agreement or required by Law, from the date of this Agreement until the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that in the event that the Company submits to Parent a written request for Parent’s consent to take an action set forth in Sections 5.01(d), (e), (g), (h), (i), (k), (o) or (q) below, Parent will use its commercially reasonable efforts to evaluate such request and respond to the Company within ten (10) days following receipt of such request; provided, further, that in the event Parent fails to object to such request in writing within such ten (10)-day period, then Parent shall be deemed to have given the prior written consent of Parent pursuant to this Section 5.01 with respect to the actions in such request:

(a)         (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity interests, other than cash dividends and distributions (1) to the extent set forth in, and in accordance with, Section 6.11 or Section 6.12, or (2) by a direct or indirect wholly owned Subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests (except for the issuance of Shares upon the exercise or settlement of Company Equity Awards in accordance with their terms) or (iii) purchase, redeem (whether or not pursuant to the Company’s share repurchase plan) or otherwise acquire any shares of Company Capital Stock or any capital stock of any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except upon redemption or exchange of Company OP Units in accordance with the Company OP Limited Partnership Agreement or in connection with the withholding of Shares to satisfy withholding Tax obligations in respect of Company Equity Awards in accordance with their terms);

(b)         issue, sell, pledge or grant (or enter into an agreement to issue, sell, pledge or grant): (i) any shares of Company Capital Stock (or capital stock or other equity interests of any Company Subsidiary), (ii) any Voting Company Debt or other voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants, calls or rights to acquire, any Company Capital Stock (or capital stock or other equity interests of any Company Subsidiary), Voting Company Debt, voting securities or convertible or exchangeable securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than issuances upon redemption or exchange of Company OP Units for shares of Company Common Stock in accordance with the limited partnership agreement of Company OP and the issuance of Shares upon the exercise or settlement of Company Equity Awards in accordance with their terms;

(c)       amend the Company Articles, the Company Bylaws, the Company OP Limited Partnership Agreement or other comparable formation or organizational documents of any Company Subsidiary (other than as required (i) by Law or (ii) in connection with any holder of Company OP Units converting such Company OP Units into Company Common Stock), in each case, in a manner adverse to Parent; provided that the foregoing shall not restrict amendments that are reasonably necessary to enable consummation of the Merger in accordance with the terms of this Agreement;

(d)         acquire or agree to acquire (including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), any business or any corporation, partnership, joint venture, association or other business organization or division thereof, real property, personal property or assets, except for (i) acquisitions of personal property in accordance with the Company’s annual budget or in the ordinary course of business consistent with past practice, (ii) acquisitions by the Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary or (iii) acquisitions in accordance with the Capital Expenditures schedule attached to Section 5.01(d) of the Company Disclosure Letter;

(e)          except in accordance with Section 5.01(e) of the Company Disclosure Letter or as required by the terms of any Company Benefit Plan made available to Parent prior to the date hereof, (i) grant or cause to be granted to any executive officer, director or employee of the Company or any Company Subsidiary an increase in compensation, (ii) grant or cause to be granted to any current or former executive officer or director of the Company or any Company Subsidiary any increase in severance or termination pay, (iii) enter into any change in control, severance or termination agreement with any executive officer or director, (iv) establish, adopt, enter into or amend any collective bargaining agreement or Company Benefit Plan (other than amendments required to comply with applicable Law), or (v) take any action to accelerate any rights or benefits under any Company Benefit Plan; provided that the foregoing clauses (i), (ii), (iii), (iv) and (v) shall not restrict the Company or any of the Company Subsidiaries from (A) entering into or making available to newly hired or promoted non-executive employees, or to non-executive hired or transferred to fill open positions, in each case in the ordinary course of business, benefits and compensation arrangements that have a value that is consistent with such arrangements provided to (x) newly hired or promoted employees in similar positions or (y) in the case of an open position, the employee who previously held such position, (B) granting annual salary increases, and (C) effectuating the terms of any Company Benefit Plan or any award granted thereunder, in each case as in effect on the date hereof (including, without limitation, paying bonuses, commissions or incentive payments earned pursuant to the terms of any Company Benefit Plan, as in effect on the date hereof in the ordinary course of business);

(f)         make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company or any Company Subsidiary, except insofar as may have been required by a change in GAAP;

(g)         sell, lease (as lessor), license, sell and lease back, mortgage or otherwise dispose of or subject to any Lien any properties or assets, except for (i) as set forth on Section 5.01(g) of the Company Disclosure Letter, (ii) residential tenant leases entered into in the ordinary course of business consistent with past practice, (iii) commercial leases for a leased space of less than 5,000 square feet, individually, entered into in the ordinary course of business consistent with past practice, (iv) Liens on property and assets in the ordinary course of business consistent with past practice and that would not be material to any Company Property or any assets of Company or any Company Subsidiary, (v) Company Permitted Liens, (vi) property or assets with a value of less than $500,000 in the aggregate and (vii) in connection with the incurrence of indebtedness permitted by Section 5.01(h);

(h)         (i) incur or modify any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money of another Person, except for (1) advances of credit incurred under the Company’s, the Company OP’s or any other Company Subsidiary’s existing credit facilities and debt instruments, and (2) indebtedness and guarantees solely between the Company or any of its direct or indirect wholly-owned Subsidiaries, (ii) issue or sell any debt securities registered with the SEC or warrants or other rights to acquire any debt securities registered with the SEC of the Company or any Company Subsidiary (other than among the Company and the Company Subsidiaries), or (iii) make any loans, advances or capital contributions to, or investments in, any other Person, other than (x) to any direct or indirect wholly owned Subsidiary of the Company, (y) advances to trustees, directors, officers and employees in respect of travel or other ordinary expenses and (z) advancement of expenses to officers, trustees, and directors in accordance with the Company Bylaws, the Company OP Limited Partnership Agreement and any indemnification agreements to which the Company or the Company OP is a party, in the case of clauses (x) and (y) above, in the ordinary course of business consistent with past practice;

(i)          other than in accordance with Section 6.09 or as set forth in Section 5.01(i) of the Company Disclosure Letter, (A) pay, discharge, settle or satisfy any material action, litigation, claim or arbitration where the amount paid by the Company and the Company Subsidiaries out-of-pocket net of insurance proceeds in settlement or compromise exceeds $250,000 individually or $1,000,000 in the aggregate, or (B) enter into any consent decree, injunction or similar restraint or form of equitable relief that would materially restrict the operation of the business of the Company and the Company Subsidiaries taken as a whole;

(j)         cancel any indebtedness for borrowed money owed to the Company or any Company Subsidiary or waive any other claim or right, in each case with a value in excess of $25,000 individually or $250,000 in the aggregate;

(k)       except in the ordinary course of business consistent with past practice or as expressly permitted under any other subsection of this Section 5.01, enter into or amend, extend or terminate, or waive, release, compromise or assign any rights or claims under any Company Material Contract or any Contract that would have been deemed to be a Company Material Contract if entered into prior to the date hereof, other than (x) any expiration or renewal in accordance with the terms of any existing Company Material Contract that occur automatically without any action by Company or any Company Subsidiary, (y) the entry into any modification or amendment of, or the waiver or consent under, any Company Material Contract that does not materially adversely affect the Company or any Company Subsidiary, or (z) as may be reasonably necessary to comply with the express terms of this Agreement; provided that, notwithstanding anything to the contrary in this Section 5.01(k), any Contract that is entered into, amended, extended or renewed pursuant to this Section 5.01(k) shall provide for (A) a term (or a renewal term, in the case of a renewal) of no more than twelve (12) months and/or (B) the right of the Company or the applicable Company Subsidiary party thereto to terminate such Contract for convenience at any time without incurring any material liability;

(l)       establish, adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees of the Company or any Company Subsidiary;

(m)      authorize, or enter into any commitment for, any new material capital expenditure (such authorized or committed new material capital expenditures being referred to hereinafter as the “Capital Expenditures”) relating to the Company Properties other than (i) Capital Expenditures not otherwise covered by another clause of this subsection (m) and not exceeding $100,000 per individual expenditure and $300,000 in the aggregate, (ii) Capital Expenditures made in connection with any existing casualty or condemnation or new casualty or condemnation, (iii) Capital Expenditures in the ordinary course of business and consistent with past practice to maintain the physical and structural integrity of the Company Properties and as reasonably determined by the Company to be necessary to keep the Company Properties in working order, to comply with Laws, and to repair and/or prevent damage to any of the Company Properties as is necessary in the event of an emergency situation and (iv) Capital Expenditures in accordance with the Capital Expenditures schedule attached to Section 5.01(m) of the Company Disclosure Letter;

(n)         enter into or modify in a manner adverse to the Company any Company Tax Protection Agreement, make, change or revoke any material Tax election, change a material method of Tax accounting, file or amend any material Tax Return, or settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, knowingly surrender any right to claim any material Tax refund, or give or request any waiver of a statute of limitation with respect to any material Tax Return, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (i) to preserve the status of the Company as a REIT under the Code, or (ii) to qualify or preserve the status of any Company Subsidiary as a partnership or disregarded entity or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary, as the case may be, for U.S. federal income Tax purposes;

(o)         take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause the Company to fail to qualify as a REIT or any Company Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(p)         enter into any Contract that by its terms would limit or otherwise restrict (or purport to do so) the Company or any of the Company Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(q)       adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Company or any Company Subsidiary (other than the Merger);

(r)        enter into any joint venture or partnership or other similar Contract with any third party that is not a wholly owned Company Subsidiary;

(s)          enter into any new line of business;

(t)          permit existing insurance policies of the Company or the Company Subsidiaries to be cancelled or terminated without replacing such insurance policies with substantially comparable insurance policies, to the extent available on commercially reasonable terms; or

(u)         authorize any of, or commit, resolve or make a binding agreement to take any of, the foregoing actions.

(v)       Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, or refraining to take any action, at any time or from time to time, if, in the reasonable judgment of the Company Board, such action or inaction is reasonably necessary for the Company to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or any other actual, constructive or deemed distribution payments to shareholders of the Company to the extent determined reasonably necessary by the Company Board.

(w)        Prior to the Effective Time, to the extent the Company and the Company Subsidiaries determine it is necessary to renew the existing material insurance policies covering any of the Company, the Company Subsidiaries and their respective properties and assets, the Company shall consult with Parent in good faith the terms and conditions of any renewal policies before such renewal policies are bound, with the goal of minimizing the portion of any premiums under such renewal policies that will be earned by the insurers thereunder for the coverage period prior to the Effective Time.

5.02       Conduct of Business by Parent, Parent OP, Parent Merger Sub and OP Merger Sub.  Except for matters set forth in Section 5.02 of the Parent Disclosure Letter, otherwise contemplated by this Agreement or required by Law, from the execution of this Agreement until the Effective Time, Parent shall, and shall cause Parent OP, Parent Merger Sub, OP Merger Sub and each Parent Subsidiary to, use commercially reasonable efforts to conduct its respective business in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to (i) maintain its material assets and properties in their current condition (normal wear and tear excepted), (ii) preserve intact its current business organization, keep available the services of its current officers and external manager (ordinary course departures, resignations, terminations, leaves of absence, disability and paid time off excepted), keep and preserve in all material respects its present material relationships with material joint venture partners or co-venturers, suppliers, licensors, licensees, distributors and others having material business dealings with it (ordinary course expiration of such Contracts in accordance with its terms excepted), and (iii) preserve Parent’s status as a REIT within the meaning of the Code.  In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.02 of the Parent Disclosure Letter, or as otherwise contemplated by this Agreement or required by Law, from the date of this Agreement until the Effective Time, Parent shall not, and shall not permit Parent OP, Parent Merger Sub, OP Merger Sub or any Parent Subsidiary to, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed); provided that, in the event that Parent submits to the Company a written request for the Company’s consent to take an action set forth in Sections 5.02(d), (e), (f), (g) or (h) below, the Company will use its commercially reasonable efforts to evaluate such request and respond to Parent within ten (10) days following receipt of such request; provided further, that in the event the Company fails to object to such request in writing within such ten (10)-day period, then the Company shall be deemed to have given the prior written consent of the Company pursuant to this Section 5.02 with respect to the actions in such request:

(a)         (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity interests, other than cash dividends and distributions (1) to the extent set forth in and in accordance with Section 6.11 or Section 6.12, or (2) by a direct or indirect wholly owned Subsidiary of Parent to its parent, (ii) split, combine or reclassify any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Parent or any Parent Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except (x) from holders of options to purchase Parent Capital Stock in full or partial payment of any exercise price and any applicable Taxes payable by such holder upon exercise of such, (y) from holders of restricted stock or restricted stock units of Parent in full or partial payment of any applicable Taxes payable by such holder upon the lapse of restrictions on such restricted stock or upon settlement of such restricted stock units, or (z) upon redemption or exchange of Parent OP Common Units in accordance with the limited partnership agreement of Parent OP);

(b)        issue, sell, pledge or grant (or enter into an agreement to issue, sell, pledge or grant): (i) any shares of Parent Capital Stock (or capital stock or other equity interests of any Parent Subsidiary), (ii) any Voting Parent Debt or other voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants, calls or rights to acquire, any Parent Capital Stock (or capital stock or other equity interests of any Parent Subsidiary), Voting Parent Debt, voting securities or convertible or exchangeable securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (A) issuances upon redemption or exchange of Parent OP Common Units in accordance with the limited partnership agreement of Parent OP, (B) issuances in respect of equity-based awards outstanding as of the date of this Agreement or granted following the date of this Agreement in the ordinary course of business, in each case in accordance with their terms, (C) issuances of equity-based awards in the ordinary course of business, (D) issuances in respect of Parent’s at-the-market (ATM) offering program put in place after the date of this Agreement (including on a forward basis), and (E) issuances by Parent OP of units of limited partnership interest in the acquisition of assets from unaffiliated third parties in arm’s-length transactions;

(c)         amend the charter, bylaws or other organizational documents of Parent, Parent OP or any Parent Subsidiaries (other than as required (i) by Law or (ii) in connection with any holder of Parent OP Common Units converting such Parent OP Common Units into Parent Common Stock), in each case, in a manner adverse to the Company, its shareholders or holders of Company OP Units; provided that the foregoing shall not restrict amendments that are reasonably necessary to enable consummation of the Merger in accordance with the terms of this Agreement;

(d)         acquire or agree to acquire (including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), any business or any corporation, partnership, joint venture, association or other business organization or division thereof, real property, personal property or assets, except for (i) acquisitions of personal or real property in accordance with Parent’s annual budget or in the ordinary course of business consistent with past practice, (ii) acquisitions by Parent or any wholly owned Parent Subsidiary of or from an existing wholly owned Parent Subsidiary or (iii) acquisitions in accordance with the 2026 Capital Expenditures schedule attached to Section 5.02(d) of the Parent Disclosure Letter;

(e)        make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Parent or any Parent Subsidiary, except insofar as may have been required by a change in GAAP;

(f)         (i) incur or modify any indebtedness for borrowed money or guarantee any such indebtedness for borrowed money of another Person, except for (1) as set forth on Section 5.02(f) of the Parent Disclosure Letter, (2) advances of credit incurred under Parent’s, Parent OP’s or any Parent Subsidiary’s existing credit facilities and debt instruments, (3) amendments and modifications to the Parent or Parent OP’s or any of the Parent Subsidiaries’ existing credit facilities or other debt instruments, (4) short-term borrowings incurred in the ordinary course of business, (5) indebtedness and guarantees solely involving Parent or any of its direct or indirect wholly owned Subsidiaries, (6) refinancings of existing or maturing indebtedness, and (7) other indebtedness for borrowed money in an aggregate principal amount not to exceed $50,000,000 at any time outstanding, without taking into account any amounts permitted by the foregoing clauses (1) through (6) or the amounts outstanding as of the date hereof, (ii) issue or sell any debt securities registered with the SEC or warrants or other rights to acquire any debt securities registered with the SEC of Parent or any Parent Subsidiary (other than among Parent and the Parent Subsidiaries), or (iii) make any loans, advances or capital contributions to, or investments in, any other Person in excess of $500,000 individually or $1,000,000 in the aggregate, other than (x) to any direct or indirect wholly owned Subsidiary of Parent or to any joint ventures currently existing or expected to be formed in amounts not to exceed those set forth in Section 5.02(f) of the Parent Disclosure Letter, (y) advances to directors, officers and employees in respect of travel or other ordinary expenses and (z) advancement of expenses to officers and directors in accordance with the Parent Bylaws, the limited partnership agreement of Parent OP and any indemnification agreements to which Parent or Parent OP is a party, in the case of clauses (x) and (y) above, in the ordinary course of business consistent with past practice;

(g)        take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause Parent to fail to qualify as a REIT or any Parent Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(h)        adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any Parent Subsidiary (other than the Merger); or

(i)           authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent from taking any action, or refraining to take any action, at any time or from time to time, if, in the reasonable judgment of the Parent Board, such action or inaction is reasonably necessary for Parent to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or any other actual, constructive or deemed distribution payments to stockholders of Parent to the extent determined reasonably necessary by the Parent Board.

5.03       Company No Solicitation.

(a)         Except as permitted by this Section 5.03, from the date hereof until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize any Representatives of the Company or any Company Subsidiary to, directly or indirectly, (i) solicit, initiate, knowingly encourage or take any other action to knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) enter into any agreement, letter of intent, memorandum of understanding or other similar instrument with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.03) or (iii) enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or for the purpose of encouraging or facilitating, any Company Takeover Proposal.  The Company shall, shall cause the Company Subsidiaries, and shall direct its Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person with respect to any Company Takeover Proposal and within five (5) Business Days of the date hereof (if not done prior to the date hereof) request that any such Person promptly return and/or destroy all confidential information concerning the Company and the Company’s Subsidiaries to the extent permitted pursuant to a confidentiality agreement with any such Persons.  Notwithstanding anything in this Agreement to the contrary, prior to obtaining Company Shareholder Approval, the Company and its Representatives may, in response to each (if any) Company Takeover Proposal made after the date hereof that does not result from a material breach of this Section 5.03, (x) contact the Person making such Company Takeover Proposal solely to clarify the terms and conditions thereof or informing such third party of the restrictions imposed by this Section 5.03 and (y) if the Company Board determines in good faith, after consultation with outside legal counsel and independent financial advisors, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Company Proposal: (1) provide access to or furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement; provided, that the Company will prior to or concurrently with the time such information is provided to such Person provide Parent with all non-public information regarding the Company that has not previously been provided to Parent that is provided to any Person making such Company Takeover Proposal; and (2) conduct, engage or participate in discussions or negotiations with such Person and its Representatives making such Company Takeover Proposal.

For purposes of this Agreement, “Acceptable Confidentiality Agreement” means (x) a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement; provided that an Acceptable Confidentiality Agreement need not contain any “standstill” or similar covenant, or (y) to the extent applicable, a confidentiality agreement entered into prior to the date hereof.

For purposes of this Agreement, “Company Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Parent or any Parent Subsidiary) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and the Company Subsidiaries equal to 20% or more of the Company’s consolidated assets (as determined on a book-value basis) or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding Company Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock involved is 20% or more, in each case, other than the Transactions.

For purposes of this Agreement, “Superior Company Proposal” means any bona fide written Company Takeover Proposal (except that, for purposes of this definition, the references in the definition of “Company Takeover Proposal” to “20%” shall be replaced by “50%”) that was not the result of a material breach by the Company of this Section 5.03 and that the Company Board has determined in good faith, after consulting with the Company’s outside legal counsel and independent financial advisors, that, if consummated, would result in a transaction more favorable to the Company’s shareholders (solely in their capacity as such) than the Transactions (including any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise that, if accepted by the Company would be binding on Parent) taking into account all reasonably available legal, financial, regulatory and other aspects of such Company Takeover Proposal (including the likelihood of consummation of such Company Takeover Proposal) that the Company Board deems relevant.

(b)         Except as expressly permitted by this Section 5.03(b), neither the Company Board nor any committee thereof shall (i) (A) fail to recommend to the Company’s shareholders that the Company Shareholder Approval be given or fail to include the Company Board’s recommendation of the Agreement, the Merger and the other Transactions in the Joint Proxy Statement, (B) change, modify, withhold, or withdraw, or publicly propose to change, qualify, withhold, withdraw of modify, in a manner adverse to Parent or Parent OP, the approval of this Agreement, the Merger or any of the other Transactions, (C) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) under the Exchange Act, (D) adopt, approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company any Company Takeover Proposal or agree to take any such action, or (E) fail to publicly recommend against any Company Takeover Proposal within ten (10) Business Days of the commencement thereof, or such fewer number of days (not to be less than two (2) Business Days) as remains prior to the Company Shareholder Meeting (any action described in this clause (i) being referred to herein as a “Company Adverse Recommendation Change”) or (ii) cause or permit the Company or any of the Company Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement) (a “Company Alternative Acquisition Agreement”), or resolve or agree to take any such action; provided that neither the confidential, non-public determination by the Company Board that a Company Takeover Proposal constitutes, or would reasonably be expected to lead to, a Superior Company Proposal nor the delivery by the Company of any prior notice contemplated by Section 5.03(a), (c) or (d) will, in and of itself, constitute a Company Adverse Recommendation Change.  Notwithstanding anything in this Agreement to the contrary, prior to obtaining Company Shareholder Approval, but not after, the Company Board may (I) effect a Company Adverse Recommendation Change if (a)(1) a material development or change in circumstances occurs or arises after the date of this Agreement that was not known by the Company Board as of the date of this Agreement (or, if known, the consequences of which (or the magnitude thereof) were not known) (such material development or change in circumstances being referred to herein as a “Company Intervening Event”), and (2) the Company Board shall have determined, after consultation with outside legal counsel, that, in light of such Company Intervening Event, failure to take such action would reasonably be expected to be inconsistent with the trustees’ duties under applicable Law, or (b) the Company receives a Company Takeover Proposal that was not the result of a breach by the Company of this Section 5.03 in any material respect and that the Company Board determines, after consultation with outside legal counsel and independent financial advisors, constitutes a Superior Company Proposal, and (II) enter into a Company Alternative Acquisition Agreement with respect to a Company Takeover Proposal and concurrently cause the Company to terminate this Agreement pursuant to Section 8.01 if, and only if, the Company receives a Company Takeover Proposal that was not the result of a breach by the Company of this Section 5.03 in any material respect and that the Company Board determines, after consultation with outside legal counsel and independent financial advisors, constitutes a Superior Company Proposal.

(c)          The Company Board shall not be entitled to (i) effect a Company Adverse Recommendation Change or (ii) terminate this Agreement pursuant to Section 8.01 to enter into a Company Alternative Acquisition Agreement with respect to a Superior Company Proposal unless: (A) the Company Board shall have provided at least four (4) Business Days’ prior written notice to Parent that it is prepared to effect a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01, which notice shall contain a reasonably detailed description of the basis for the Company Adverse Recommendation Change or termination, the identity of the Person making the Superior Company Proposal, if applicable, and the material terms and conditions of such Superior Company Proposal, if applicable (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be a Company Adverse Recommendation Change); (B) the Company shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate; and (C) following the end of such notice period, the Company Board shall have considered any proposed revisions to this Agreement proposed by Parent in writing that if accepted by the Company would be binding on Parent, and shall have determined, after consultation with outside legal counsel and independent financial advisors, that such Superior Company Proposal would continue to constitute a Superior Company Proposal if such revisions were to be given effect; provided, that in the event of any material change to the material terms of such Superior Company Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in subclause (A) above and the notice period shall have recommenced, except that the notice period shall be at least two (2) Business Days.

(d)        The Company shall, as promptly as practicable (and in any event within twenty-four (24) hours of receipt of any Company Takeover Proposal), advise Parent of the receipt of (i) such Company Takeover Proposal or request for information or inquiry that expressly contemplates or that the Company believes could reasonably be expected to lead to a Company Takeover Proposal, (ii) the identity of the Person making such Company Takeover Proposal, request or inquiry, and (iii) the material terms and conditions of such Company Takeover Proposal, request or inquiry.  The Company shall keep Parent promptly advised of all material developments (including all changes to the material terms of any Company Takeover Proposal), and discussions or negotiations regarding any Company Takeover Proposal.  The Company agrees that it and the Company Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits it or a Company Subsidiary from providing any information required to be provided to Parent in accordance with this Section 5.03 within the time periods contemplated hereby.

(e)          Nothing contained in this Agreement shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or (ii) making any disclosure to the Company’s shareholders required by applicable Law or if, the Company Board determines, after consultation with outside legal counsel, that the failure so to disclose would reasonably be expected to be inconsistent with the trustees’ duties under applicable Law.

(f)          Notwithstanding anything in this Agreement to the contrary, at any time prior to any termination of this Agreement, the Company Board may grant a waiver or release under, or determine not to enforce, any standstill agreement with respect to any class of equity securities of the Company if the Company Board determines that the failure to take such action would reasonably be expected to be inconsistent with the trustees’ duties under applicable Law.

5.04       Parent No Solicitation.

(a)        Except as permitted by this Section 5.04, from the date hereof until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall not, nor shall it authorize or permit any Parent Subsidiary to, nor shall it authorize any Representatives of Parent or any Parent Subsidiary to, directly or indirectly, (i) solicit, initiate, knowingly encourage or take any other action to knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Parent Takeover Proposal, (ii) enter into any agreement, letter of intent, memorandum of understanding or other similar instrument with respect to any Parent Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.04) or (iii) enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or for the purpose of encouraging or facilitating, any Parent Takeover Proposal.  Parent shall, shall cause the Parent Subsidiaries, and shall direct its Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person with respect to any Parent Takeover Proposal and within five (5) Business Days of the date hereof (if not done prior to the date hereof) request that any such Person promptly return and/or destroy all confidential information concerning Parent and the Parent’s Subsidiaries to the extent permitted pursuant to a confidentiality agreement with any such Persons.  Notwithstanding anything in this Agreement to the contrary, prior to obtaining Parent Stockholder Approval, Parent and its Representatives may, in response to each (if any) Parent Takeover Proposal made after the date hereof that does not result from a material breach of this Section 5.04, (x) contact the Person making such Parent Takeover Proposal solely to clarify the terms and conditions thereof or informing such third party of the restrictions imposed by this Section 5.04 and (y) if the Parent Board determines in good faith, after consultation with outside legal counsel and independent financial advisors, that such Parent Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Parent Proposal, (1) provide access to or furnish information with respect to Parent and the Parent Subsidiaries to the Person making such Parent Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement; provided, that Parent will prior to or concurrently with the time such information is provided to such Person provide the Company with all non-public information regarding Parent that has not previously been provided to the Company that is provided to any Person making such Parent Takeover Proposal; and (2) conduct, engage or participate in discussions or negotiations with such Person and its Representatives making such Parent Takeover Proposal.

For purposes of this Agreement, “Parent Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Parent or any Parent Subsidiary) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of Parent and the Parent Subsidiaries equal to 20% or more of Parent’s consolidated assets (as determined on a book-value basis) or to which 20% or more of Parent’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding Parent Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Parent Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or (E) combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Parent Common Stock involved is 20% or more, in each case, other than the Transactions.

For purposes of this Agreement, “Superior Parent Proposal” means any bona fide written Parent Takeover Proposal (except that, for purposes of this definition, the references in the definition of “Parent Takeover Proposal” to “20%” shall be replaced by “50%”) that was not the result of a material breach by Parent of this Section 5.04 and that the Parent Board has determined in good faith, after consulting with Parent’s outside legal counsel and independent financial advisors, that, if consummated, would result in a transaction more favorable to Parent’s stockholders (solely in their capacity as such) than the Transactions (including any revisions to the terms of this Agreement proposed by the Company in response to such proposal or otherwise that, if accepted by Parent would be binding on the Company) taking into account all reasonably available legal, financial, regulatory and other aspects of such Parent Takeover Proposal (including the likelihood of consummation of such Parent Takeover Proposal) that the Parent Board deems relevant.

(b)         Except as expressly permitted by this Section 5.04(b), neither the Parent Board nor any committee thereof shall (i) (A) fail to recommend to Parent’s stockholders that the Parent Stockholder Approval be given or fail to include the Parent Board’s recommendation of the Agreement, the Merger and the other Transactions in the Joint Proxy Statement, (B) change, modify, withhold, or withdraw, or publicly propose to change, qualify, withhold, withdraw of modify, in a manner adverse to the Company or the Company OP, the approval of this Agreement, the Merger or any of the other Transactions, (C) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Parent Board pursuant to Rule 14d-9(f) under the Exchange Act, (D) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of Parent any Parent Takeover Proposal or agree to take any such action, or (E) fail to publicly recommend against any Parent Takeover Proposal within ten (10) Business Days of the commencement thereof, or such fewer number of days (not to be less than two (2) Business Days) as remains prior to the Parent Stockholder Meeting  (any action described in this clause (i) being referred to herein as a “Parent Adverse Recommendation Change”) or (ii) cause or permit Parent or any of the Parent Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Parent Takeover Proposal (other than an Acceptable Confidentiality Agreement), or resolve or agree to take any such action; provided that neither the confidential, non-public determination by the Parent Board that a Parent Takeover Proposal constitutes, or would reasonably be expected to lead to, a Superior Parent Proposal nor the delivery by Parent of any prior notice contemplated by Section 5.04(a), (c) or (d) will, in and of itself, constitute a Parent Adverse Recommendation Change.  Notwithstanding anything in this Agreement to the contrary, prior to obtaining Parent Stockholder Approval, but not after, the Parent Board may effect a Parent Adverse Recommendation Change if (a)(1) a material development or change in circumstances occurs or arises after the date of this Agreement that was not known by the Parent Board as of the date of this Agreement (or, if known, the consequences of which (or the magnitude thereof) were not known) (such material development or change in circumstances being referred to herein as a “Parent Intervening Event”), and (2) the Parent Board shall have determined, after consultation with outside legal counsel, that, in light of such Parent Intervening Event, failure to take such action would reasonably be expected to be inconsistent with the directors’ duties under applicable Law, or (b) Parent receives a Parent Takeover Proposal that was not the result of a breach by Parent of this Section 5.04 in any material respect and that the Parent Board determines, after consultation with outside legal counsel and independent financial advisors, constitutes a Superior Parent Proposal.

(c)          The Parent Board shall not be entitled to effect a Parent Adverse Recommendation Change unless: (i) the Parent Board shall have provided at least four (4) Business Days’ prior written notice to the Company that it is prepared to effect a Parent Adverse Recommendation Change, which notice shall contain a reasonably detailed description of the basis for the Parent Adverse Recommendation Change, the identity of the Person making the Superior Parent Proposal, if applicable, and the material terms and conditions of such Superior Parent Proposal, if applicable (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be a Parent Adverse Recommendation Change); (ii) Parent shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with the Company during such notice period, to the extent the Company wishes to negotiate; and (iii) following the end of such notice period, the Parent Board shall have considered any proposed revisions to this Agreement proposed by the Company in writing that if accepted by Parent would be binding on the Company, and shall have determined, after consultation with its outside legal counsel and independent financial advisors, that such Superior Parent Proposal would continue to constitute a Superior Parent Proposal if such revisions were to be given effect; provided, that in the event of any material change to the material terms of such Superior Parent Proposal, the Company shall, in each case, have delivered to the Company an additional notice consistent with that described in subclause (A) above and the notice period shall have recommenced, except that the notice period shall be at least two (2) Business Days.

(d)         Parent shall, as promptly as practicable (and in any event within twenty-four (24) hours of receipt of any Parent Takeover Proposal), advise the Company of the receipt of (i) such Parent Takeover Proposal or request for information or inquiry that expressly contemplates or that Parent believes could reasonably be expected to lead to a Parent Takeover Proposal, (ii) the identity of the Person making such Parent Takeover Proposal, request or inquiry, and (iii) the material terms and conditions of such Parent Takeover Proposal, request or inquiry.  Parent shall keep the Company promptly advised of all material developments (including all changes to the material terms of any Parent Takeover Proposal), discussions or negotiations regarding any Parent Takeover Proposal.  Parent agrees that it and the Parent Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits it or a Parent Subsidiary from providing any information required to be provided to the Company in accordance with this Section 5.04 within the time periods contemplated hereby.

(e)         Nothing contained in this Agreement shall prohibit Parent from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or (ii) making any disclosure to the Parent’s stockholders required by applicable Law or if, the Parent Board determines, after consultation with outside legal counsel, that the failure so to disclose would reasonably be expected to be inconsistent with the directors’ duties under applicable Law.

(f)         Notwithstanding anything in this Agreement to the contrary, at any time prior to any termination of this Agreement, the Parent Board may grant a waiver or release under, or determine not to enforce, any standstill agreement with respect to any class of equity securities of the Parent if the Parent Board determines that the failure to take such action would reasonably be expected to be inconsistent with the directors’ duties under applicable Law.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.01        Preparation of Form S-4 and Joint Proxy Statement; Stockholder Approvals.

(a)         As promptly as reasonably practicable following the date of this Agreement (and in any event, no later than twenty (20) Business Days after the date of this Agreement, unless the parties otherwise agree in writing), (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement in preliminary form relating to the Company Shareholder Meeting and the Parent Stockholder Meeting, and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and cause to be filed with the SEC the Form S-4, which will include the Joint Proxy Statement as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger.  Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (C) keep the Form S-4 effective for so long as necessary to complete the Merger unless this Agreement is terminated pursuant to Section 8.01.  Each of the Company and Parent shall furnish all information in its possession concerning itself, its Affiliates and the holders of its capital stock or other equity interests to the other and provide such other assistance as may be reasonably requested by the other in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement and shall provide to their and each other’s counsel such representations as are reasonably necessary to render the opinions required to be filed therewith.  The Form S-4 and the Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein.  Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response).  None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Joint Proxy Statement or the Form S-4 unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate.  Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent and the Company shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action reasonably required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b)         If, at any time prior to the receipt of the Company Shareholder Approval or the Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, either the Form S-4 or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify Parent or the Company, as applicable, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to shareholders of the Company and the stockholders of Parent. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a). For purposes of Section 3.06, Section 4.06 and this Section 6.01, any information concerning or related to the Company, its Affiliates or the Company Shareholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates or the Parent Stockholder Meeting will be deemed to have been provided by Parent.

(c)       Unless and until this Agreement is terminated, as promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company’s organizational documents, establish a record date for, duly call, give notice of, convene and hold the Company Shareholder Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the shareholders of the Company entitled to notice of, and to vote at, the Company Shareholder Meeting and to hold the Company Shareholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its shareholders that they give the Company Shareholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Shareholder Approval, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 5.03(b) or effected a termination pursuant to Section 8.01. Notwithstanding the foregoing provisions of this Section 6.01(c), if, on a date for which the Company Shareholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Shareholder Meeting; provided that the Company Shareholder Meeting is not postponed or adjourned to a date that is more than three (3) Business Days prior to the End Date.  Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to Company of any Company Takeover Proposal (whether or not a Superior Company Proposal).  Nothing contained in this Agreement (absent termination of this Agreement in accordance with its terms) shall be deemed to relieve the Company of its obligation to submit the Merger to its shareholders for a vote on the approval thereof.  The Company agrees that, unless this Agreement shall have been terminated in accordance with Section 8.01, its obligations to hold the Company Shareholder Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or the Company Board of any Company Takeover Proposal, by any Company Adverse Recommendation Change or by any development, fact, circumstance or change that would give rise to a right to make a Company Adverse Recommendation Change.

(d)         As promptly as practicable following the date of this Agreement, Parent shall (through the Parent Board, as appropriate), in accordance with applicable Law and Parent’s organizational documents, establish a record date for, duly call, give notice of, convene and hold the Parent Stockholder Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of Parent entitled to notice of, and to vote at, the Parent Stockholder Meeting and to hold the Parent Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Stockholder Approval, include such recommendation in the Joint Proxy Statement and the Form S-4 and solicit and use its reasonable best efforts to obtain the Parent Stockholder Approval, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 5.04(b).  Notwithstanding the foregoing provisions of this Section 6.01(d), if, on a date for which the Parent Stockholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Stockholder Meeting; provided that the Parent Stockholder Meeting is not postponed or adjourned to a date that is more than three (3) Business Days prior to the End Date.  Nothing contained in this Agreement (absent termination of this Agreement in accordance with its terms) shall be deemed to relieve Parent of its obligation to submit the issuance of Parent Common Stock in the Company Merger (including Parent Common Stock issuable upon redemption of Parent OP Common Units issued in the Partnership Merger)  to its stockholders for a vote on the approval thereof.  Parent agrees that, unless this Agreement shall have been terminated in accordance with Section 8.01, its obligations to hold the Parent Stockholder Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or the Parent Board of any Parent Takeover Proposal, by any Parent Adverse Recommendation Change or by any development, fact, circumstance or change that would give rise to a right to make a Parent Adverse Recommendation Change.

(e)         Unless and until this Agreement is terminated, the Company and Parent will use their respective reasonable best efforts to hold the Company Shareholder Meeting and the Parent Stockholder Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

(f)          Parent and Parent OP shall cause all shares of Company Common Stock owned by Parent, Parent OP or any of their respective Affiliates to be voted in favor of the approval of the Merger.

(g)          Following the execution of this Agreement by Parent Merger Sub, Parent shall cause the adoption of this Agreement by Parent, in its capacity as the sole member of Parent Merger Sub and in accordance with applicable Law and the organizational documents of Parent Merger Sub, and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

6.02      Access to Information; Confidentiality.  From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, subject to applicable Law, and upon reasonable prior written notice, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours to all of its and its Subsidiaries’ properties, offices, personnel and books and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent all financial, operating and other data and information concerning its business, properties and personnel as Parent may reasonably request, in each case, to the extent (a) related to and for the purpose of transition and integration planning and investor relations matters and Parent’s review of the performance and operations of the Company and the Company Subsidiaries or (b) in connection with Parent’s efforts to obtain environmental insurance policies covering the properties of the Company and the Company Subsidiaries; provided, however, that any such access shall not interfere unreasonably with the business or operations of the Company or any Company Subsidiary or otherwise result in any unreasonable interference with the prompt and timely discharge by the Company’s or any Company Subsidiary’s employees of their normal duties.  Neither the Company nor any of its Subsidiaries shall be required to (i) provide access to or to disclose information where such access or disclosure would reasonably be expected to jeopardize the attorney-client, attorney work product or other legal privilege of the disclosing party (provided that the disclosing party shall use its reasonable best efforts to allow for such access or disclosure in a manner that would not reasonably be expected to jeopardize the attorney-client, attorney work product or other legal privilege) or contravene any Law, legal duty or binding agreement entered into prior to the date of this Agreement (provided that the disclosing party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law, legal duty or agreement) or (ii) provide access to or to disclose such portions of documents or information relating to pricing or other matters that are highly sensitive where such access or disclosure is reasonably likely to result in antitrust difficulties for the disclosing party or any of its Affiliates.  No investigation under this Section 6.02 or otherwise shall affect any of the representations and warranties of the Company and the Company OP contained in this Agreement or any condition to the obligations of the parties under this Agreement.  The Company, with cooperation from Parent, shall use commercially reasonable efforts to provide Parent information that is readily available to the Company, which information Parent reasonably determines is necessary to allow Parent to (x) update the information contained in Section 3.08(u) of the Company Disclosure Letter as of a recent practicable date, (y) determine the projected taxable income and REIT taxable income of the Company and the Company OP for the taxable year ending December 31, 2026, and the amount and timing of any resulting required REIT Dividend, taking into account available net operating loss carryforwards and current and accumulated earnings and profits, and (z) reasonably estimate the amount of liabilities required to be allocated as of the Effective Time of the Merger to each Scheduled Partner in order to avoid gain recognition to such Scheduled Partner, or any indemnification payment to the Scheduled Partner pursuant to a Tax Protection Agreement, under the terms of the Merger Agreement or the Alternative Structure.  The parties shall cooperate in good faith to address questions regarding the scope, form or timing of such information.  Notwithstanding anything in this Section 6.02 to the contrary, neither Parent nor any of its Representatives will be provided access to any offices or properties to conduct any invasive or intrusive sampling of any building materials, indoor or outdoor air, water, soil, sediments or other environmental media. All information exchanged pursuant to this Section 6.02 shall be subject to the amended and restated confidentiality agreement, dated as of June 10, 2026, between the Company and Parent (the “Confidentiality Agreement”).

6.03       Reasonable Best Efforts; Notification.

(a)         Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including: (i) obtaining all necessary actions or non-actions, waivers, Consents and qualifications from Governmental Entities and making all necessary registrations, filings and notifications and taking all reasonable steps as may be necessary to obtain an approval, clearance, non-action letter, waiver or exemption from any Governmental Entity; (ii) obtaining all necessary Consents, qualifications, approvals, waivers or exemptions from non-governmental third parties; (iii) defending any lawsuit or other Legal Proceeding, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (iv) executing and delivering any additional documents or instruments necessary to consummate the Transactions and to carry out this Agreement.

(b)        The parties shall reasonably cooperate with each other in connection with the making of all such filings, including furnishing to the others such information and assistance as a party may reasonably request in connection with its preparation of any filing or submission that is necessary or allowable under applicable competition or other Law or requested by any competition authorities.  The parties shall use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Law (including all information required to be included in the Company’s disclosure documents) in connection with the Transactions.  To the extent permitted by applicable Law or any relevant Governmental Entity, and subject to all applicable privileges, including the attorney-client privilege, each party hereto shall (i) give the other parties hereto prompt notice upon obtaining knowledge of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other Transactions, (ii) keep the other parties hereto informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding and (iii) promptly inform the other parties hereto of any material communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice, any foreign competition authority or any other Governmental Entity regarding the Merger or any of the other Transactions.  The parties hereto will consult and reasonably cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals to be made or submitted by or on behalf of any party hereto, including reasonable access to any materials submitted in connection with any proceedings under or relating to any other applicable federal, state or foreign competition, merger control, antitrust or similar Law, including any proceeding under 16 C.F.R. § 803.20.

(c)         Any party may, as it reasonably deems advisable and necessary, designate any competitively sensitive material provided to the other parties under this Section 6.03 as “outside counsel only.”  Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient, unless express written permission is obtained in advance from the source of such materials.  In addition, except as may be prohibited by any Governmental Entity or by any Law, each party hereto will permit authorized Representatives of the other parties to be present at each meeting or telephone conference of which such party shall have advance notice (other than telephone conversations to the extent they relate to administrative matters) with representatives of any Governmental Entity relating to any such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such request, inquiry, investigation, action or proceeding.

(d)         In furtherance and not in limitation of the foregoing, subject to the terms and conditions of this Agreement, each of the parties hereto shall respond to and seek to resolve as promptly as reasonably practicable any objection asserted by any Governmental Entity with respect to the Transactions, and shall use its reasonable best efforts to defend any action, suit, dispute, litigation, proceeding, hearing, arbitration or claim by or before any Governmental Entity, whether judicial or administrative, whether brought by private parties or Governmental Entities or officials, challenging this Agreement or the consummation of the Transactions.  Each of the parties hereto shall use its reasonable best efforts to take such action as is reasonably necessary to ensure that no Governmental Entity enters any order, decision, Judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger or the other Transactions, and to ensure that no Governmental Entity with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the End Date.  In the event that any action is threatened or instituted challenging the Merger as violative of any Law, each of the parties hereto shall use its reasonable best efforts to take such action as is reasonably necessary to avoid or resolve such action (including through appeals and the posting of any bond).  In the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the Transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, each of the parties hereto shall use its reasonable best efforts to take promptly such steps as are reasonably necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date and shall cooperate with one another in connection with all proceedings related to the foregoing.  The actions required hereunder shall include, without limitation, the proposal, negotiation and acceptance by the Company or Parent prior to the End Date of (i) any and all divestitures of the businesses or assets of it or its Subsidiaries or its Affiliates, (ii) any agreement to hold any assets of Parent or any of the Parent Subsidiaries or of the Company or any of the Company Subsidiaries separate, (iii) any limitation to or modification of any of the businesses, services or operations of Parent or any of the Parent Subsidiaries or of the Company or any of the Company Subsidiaries, and (iv) any other action (including any action that limits the freedom of action, ownership or control with respect to, or ability to retain or hold, any of the businesses, assets, properties or services of Parent or any of the Parent Subsidiaries or of the Company or any of the Company Subsidiaries), in each case as may be required by any applicable Governmental Entity in order to obtain approval for the Transactions; provided, however, that no party hereto shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any order, requirement, condition, understanding or agreement of or with a Governmental Entity to sell, to license, to hold separate or otherwise dispose of, or to conduct, restrict, operate, or otherwise change their assets or businesses, unless such order, requirement, condition, understanding or agreement is conditioned upon the occurrence of the Closing.

(e)        In connection with and without limiting the foregoing, the Company, the Company OP and the Company Board shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Partnership Merger, the Company Merger or any of the other Transactions and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement, the Partnership Merger, the Company Merger or any of the other Transactions, take all action necessary to ensure that the Partnership Merger, the Company Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Partnership Merger, the Company Merger and the other Transactions.

(f)          In connection with and without limiting the foregoing, Parent, Parent OP, Parent Merger Sub, and OP Merger Sub and the Parent Board shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Partnership Merger, the Company Merger or any of the other Transactions and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement, the Partnership Merger, the Company Merger or any of the other Transactions, take all action necessary to ensure that the Partnership Merger, the Company Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Partnership Merger, the Company Merger and the other Transactions.

(g)         Each of the Company and the Company OP, on the one hand, and Parent and Parent OP, on the other hand, shall, to the extent permitted by applicable Law and any relevant Governmental Entity and subject to all privileges (including the attorney-client privilege), promptly (and in any event within two (2) Business Days) notify the other party in writing of any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Transactions.

(h)         From and after the date of this Agreement and until the earlier of the termination of this Agreement and the Effective Time, Parent shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if any such action would reasonably be expected to materially delay or materially increase the risk of not obtaining any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or order of any Governmental Entity necessary to consummate the transactions contemplated hereby or prevent or materially delay the consummation of the Transactions.

6.04       Employment of Company Personnel; Benefit Plans.

(a)         For a period of twelve (12) months following the Effective Time, Parent shall provide, or cause to be provided to, each Continuing Employee, for so long as such Continuing Employee continues to provide services to Parent or a Parent Subsidiary, with the following: (i) an annual base salary or wage rate, as applicable, that is no less than that provided to such Continuing Employee immediately prior to the Closing; (ii) a target short-term cash incentive compensation opportunity that is no less than the target short-term cash incentive compensation opportunity provided to such Continuing Employee immediately prior to the Closing; and (iii) a target annual long-term incentive opportunity that is no less favorable than the target annual long-term incentive opportunity provided to a similarly situated employee of Parent or a Parent Subsidiary (provided, however, that if the Company issues any equity award to a Continuing Employee during the period from and after January 1, 2027 and through the Effective Time, the value of such award (or awards) shall be credited against Parent’s obligation under this clause (iii)); and (iv) other employee benefits (including, without limitation, health and welfare, retirement and similar benefits, but excluding any equity or equity-based or other long-term incentives, retention, change in control or similar one-time or special benefits and arrangements and severance, defined benefit pension benefits, or post-employment or retiree health and welfare benefits other than as required by applicable Laws (collectively, the “Excluded Benefits”)) that are no less favorable in the aggregate than those (other than the Excluded Benefits) provided to such Continuing Employee immediately prior to Closing or to similarly situated employees of Parent or a Parent Subsidiary; provided, however, that this paragraph does not guarantee the continued employment of any Continuing Employee for any period.

(b)         With respect to each of Parent’s or any of its Affiliate’s 401(k) or health and welfare benefit plans (“Parent Employee Plans”), to the extent permitted by the terms of the applicable Parent Employee Plan (or its plan administrator if not Parent), and in accordance with applicable Law, Parent shall give, or cause to be given, to each Continuing Employee full credit, for purposes of eligibility to participate and the calculation or level of vacation, sick days, severance and/or similar benefits (but excluding vesting) under such Parent Employee Plans in which Continuing Employees are eligible to participate, for his or her full and partial years of service with the Company and its Affiliates thereof (and any predecessor thereto) prior to the Effective Time to the same extent provided under the comparable Company Benefit Plan in which such Continuing Employee participated immediately, if applicable, prior to the Effective Time, unless such credit would result in a duplication of benefits.

(c)         To the extent permissible under the Parent Employee Plans, Parent shall, and shall cause its Affiliates to, waive limitations on benefits relating to any pre-existing condition of the Continuing Employees and their eligible spouses and dependents under any Parent Employee Plan that is a group health plan and that becomes applicable to such Continuing Employees.

(d)         If requested by Parent at least ten (10) Business Days prior to the Closing Date, the Company shall terminate its Company Benefit Plan that is intended to qualify as a tax-qualified defined contribution retirement plan with a cash or deferred arrangement under Section 401(k) of the Code (the “Company 401(k) Plan”) effective on the day immediately preceding the Closing Date; provided, however, that such Company 401(k) Plan termination may be made contingent upon the occurrence of the Closing.  In that case, the Company shall provide Parent with evidence prior to the Closing Date that such Company 401(k) Plan has been terminated pursuant to resolutions of the Company Board or any applicable committee thereof.  If the Company 401(k) Plan is terminated as provided herein, (i) each active employee who participates in the Company 401(k) Plan shall become fully vested in any unvested portion of his or her accounts under the Company 401(k) Plan and (ii) as of the Effective Time, Parent shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement under Section 401(k) of the Code maintained by Parent or a Subsidiary of Parent (a “Parent 401(k) Plan”) that will cover the Continuing Employees after the Closing Date.  If requested by the Company, Parent shall cause the Parent 401(k) Plan to accept the direct rollover of distributions from the Company 401(k) Plan (including loans) with respect to any such Continuing Employee who elects such a rollover in accordance with the terms of the Company 401(k) Plan and the Code.  Parent shall take reasonable steps to provide that any such loans that are directly rolled over into the Parent 401(k) Plan will be subject to the same payment terms to the extent allowed under applicable law and the terms of the Parent 401(k) Plan.

(e)         Parent shall be responsible for perpetuating the group health plan continuation coverages pursuant to Code section 4980B and ERISA sections 601 through 609 for all eligible employees who were employed by the Company or any Company Subsidiary and their spouses and dependents who are M&A-qualified beneficiaries with respect to the Transactions contemplated by this Agreement or whose qualifying event occurs with respect to a Company Benefit Plan or Parent Benefit Plan on or after Closing.

(f)       Parent shall, or shall cause the Surviving Company to honor the obligations of the Company and the Company Subsidiaries under each Company Benefit Plan, in accordance with their terms, subject to the right to make amendments or modifications to the extent permitted by such terms.

(g)       Nothing in this Agreement, express or implied, shall (i) alter or limit the ability of Parent or any of its Subsidiaries (including, after the Effective Time, the Surviving Company or any Subsidiary of the Surviving Company or Parent OP or any Subsidiary of Parent OP) to amend, modify or terminate any of the Company Benefit Plans or any other benefit or employment plan, program, agreement or arrangement after the Effective Time, or (ii) confer upon any current or former employee or other service provider of the Company or the Company Subsidiaries, any right to employment or continued employment or continued service with the Parent  or any of its Affiliates or constitute or create an employment agreement with, or modify the at-will status of, any employee or other service provider.

6.05       Indemnification.

(a)         Parent and Parent OP agree that all rights to indemnification, exculpation and advancement of expenses from liabilities for acts or omissions occurring at or prior to the Effective Time (including any matters arising in connection with the Transactions) in favor of the current or former trustees, directors or officers of the Company and the Company Subsidiaries as provided in the Company Articles, the Company Bylaws, the Company OP Limited Partnership Agreement and the respective comparable organizational documents of the Company Subsidiaries, and any indemnification or other agreements of the Company (in each case, as in effect on the date of this Agreement) shall be assumed by the Surviving Company or Parent OP, as applicable, in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations with respect to any claims against such trustees, directors or officers arising out of such acts or omissions (and until such later date as such claims and proceedings arising therefrom shall be finally disposed of), and from and after the Effective Time Parent shall ensure that the Surviving Company and Parent OP comply with and honor the foregoing obligations.

(b)       Parent shall cause to be maintained for a period of not less than six (6) years from the Effective Time (and until such later time as any proceedings commenced during such period shall be finally disposed of) the directors’ and officers’ insurance and indemnification policies of the Company and the Company OP in effect on the date hereof (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are no less favorable to the Indemnified Parties) with respect to events occurring at or prior to the Effective Time (the “D&O Insurance”) for all Persons who are currently covered by such D&O Insurance, so long as the annual premium therefor would not be in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement (such 300% amount, the “Maximum Premium”); provided that (i) if the annual premiums for such D&O Insurance exceed the Maximum Premium, Parent shall maintain the most favorable policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium and (ii) Parent may satisfy its obligations under this Section 6.05(b) by causing the Company and the Company OP, as applicable, to obtain, on or prior to the Closing Date, prepaid (or “tail”) directors’ and officers’ liability insurance policy at Parent’s expense, the material terms of which, including coverage and amount, are no less favorable to such trustees, directors and officers than the insurance coverage otherwise required under this Section 6.05(b), provided that the annual premium for such “tail” policy shall not exceed the Maximum Premium.

(c)       From and after the Effective Time, to the fullest extent permitted by Law, Parent shall and shall cause the Surviving Company and any Subsidiaries of the Surviving Company, including Parent OP, to indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers, trustees and directors of the Company, the Company OP or any Company Subsidiary and any employee of the Company, the Company OP or any Company Subsidiary who acts as a fiduciary under any Company Benefit Plan (each, an “Indemnified Party”) against all losses, claims, damages, liabilities, fees and expenses (including reasonable attorneys’ fees and disbursements), Judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld)) (collectively, “Losses”), as incurred (payable monthly upon written request, which request shall include reasonable evidence of the Losses set forth therein) to the extent arising from, relating to, or otherwise in respect of, any actual or threatened action, suit, proceeding or investigation, in respect of actions or omissions occurring at or prior to the Effective Time in connection with such Indemnified Party’s duties as an officer, trustee or director of the Company, the Company OP or any Company Subsidiary, including in respect of this Agreement, the Merger and the other Transactions, or as a fiduciary under any Company Benefit Plan, or with respect to serving in any capacity at or with respect to other Persons at the Company’s, the Company OP’s, or any Company Subsidiary’s request.  If any action, suit, proceeding or investigation is brought against any Indemnified Party in which indemnification or advancement of expenses could be sought by such Indemnified Party under this Section 6.05(c), the Surviving Company or Parent OP shall have the right to control the defense thereof after the Effective Time (provided that if (i) the named parties to any such action, suit, proceeding or investigation include the Surviving Company and such Indemnified Party and such Indemnified Party is advised by its own counsel that there are legal defenses available to it that are different from or additional to those available to the Surviving Company or any other Indemnified Party that is party thereto, (ii) a conflict of interest exists between such Indemnified Party and the Surviving Company or (iii) the Surviving Company and such Indemnified Party shall have mutually agreed in writing to the retention of such counsel for such Indemnified Party, then in each such case such Indemnified Party will be entitled to obtain its own separate counsel and the Surviving Company shall pay the reasonable and documented fees and expenses of such counsel); provided, however, that neither the Surviving Company nor Parent OP shall settle or compromise or consent to the entry of any Judgment or otherwise terminate any claim, action, suit, proceeding or investigation of an Indemnified Party for which indemnification may be sought under this Section 6.05(c) unless (1) such settlement, compromise, consent or termination (A) includes an unconditional release of all applicable Indemnified Parties from all liability arising out of such claim, action, suit, proceeding or investigation and (B) does not include a statement or admissions of fault, culpability or a failure to act, by or on behalf of any such Indemnified Party or (2) all such Indemnified Parties otherwise consent in writing.

(d)         This Section 6.05 is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.  The rights provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(e)         In the event that Parent, the Surviving Company or Parent OP or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, or if Parent dissolves or dissolves the Surviving Company or Parent OP is dissolved, then, and in each such case, Parent shall cause the successors and assigns of Parent, the Surviving Company or Parent OP, as applicable, to assume the obligations of Parent, the Surviving Company or Parent OP, as applicable, set forth in this Section 6.05.

(f)          Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity, advancement and other obligations provided in this Section 6.05; provided, however, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable Judgment of a court of competent jurisdiction that such Indemnified Party is not legally entitled to indemnification under Law.

6.06       Rule 16b-3 Matters.  Prior to the Effective Time, the Company and Parent shall, as applicable, take all actions, if any, as may be reasonably necessary or appropriate to ensure that any dispositions of Company Common Stock or acquisitions of Parent Common Stock, or dispositions of Company OP Units or acquisitions of Parent OP Common Units (including in each case any derivative securities thereof) pursuant to the Transactions by any individual who is subject to Section 16 of the Exchange Act with respect to the Company or the Company OP are exempt under Rule 16b-3 promulgated under the Exchange Act.  Upon request, the Company shall promptly furnish Parent with all requisite information for Parent to take the actions contemplated by this Section 6.06.

6.07       Public Announcements.  The parties hereto agree that the initial press release to be issued with respect to the Merger shall be in the form heretofore agreed upon by the parties hereto.  Except in connection with a Company Adverse Recommendation Change, so long as this Agreement is in effect, Parent or Parent OP, on the one hand, and the Company and the Company OP, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or obligations pursuant to the listing rules of any national securities exchange.  Notwithstanding the foregoing, after the issuance of any press release or the making of any public statement with respect to which the foregoing procedures have been followed, either party may issue such additional press releases and make such other public statements without consulting with any other party hereto so long as such additional press releases and public statements do not disclose any nonpublic information regarding the Transactions beyond the scope of the disclosure included in such a previous press release or public statement and such additional publications, press releases or announcements are otherwise consistent with those with respect to which the such procedures have been followed.

6.08       Transfer Taxes.  Parent and the Company shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes.  From and after the Effective Time, the Surviving Company shall pay or cause to be paid all Transfer Taxes. These taxes shall be the obligations of Surviving Company without deduction or withholding from or to the Merger Consideration.

6.09       Shareholder Litigation.  The Company shall give prompt notice to Parent of and keep Parent reasonably informed on a current basis with respect to, and Parent shall give prompt notice to the Company of and keep the Company reasonably informed on a current basis with respect to, any claim, action, suit, charge, demand, inquiry, subpoena, proceeding, arbitration, mediation or other investigation commenced or, to the Company’s Knowledge, threatened against, relating to or involving such party or the Company OP or Parent OP, respectively, which relate to this Agreement, the Merger or the other Transactions. The Company shall give Parent the opportunity to reasonably participate in (but not control), subject to a customary joint defense agreement, the defense and settlement of any shareholder litigation (including arbitration proceedings) against the Company, the Company OP or any Company Subsidiary and/or any of their respective directors relating to this Agreement and the Transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).  Parent shall give prompt notice to the Company of and keep the Company reasonably informed on a current basis with respect to, any claim, action, suit, charge, demand, inquiry, subpoena, proceeding, arbitration, mediation or other investigation commenced or, to Parent’s Knowledge, threatened against, relating to or involving Parent or the Parent OP, which relate to this Agreement, the Merger or the other Transactions.

6.10       Certain Tax Matters.

(a)         Each of Parent and the Company shall use its reasonable best efforts to cause the Company Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein and reporting consistently for all U.S. federal income tax purposes (and applicable state and local income Tax purposes).  Neither Parent nor the Company shall take any action, or fail to take any action, other than actions anticipated by his Agreement, that would reasonably be expected to cause the Company Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.  Unless there has been a “determination” (within the meaning of Section 1313(a) of the Code) to the contrary, all parties shall report the Company Merger as a reorganization within the meaning of Section 368(a) of the Code, with no gain or loss recognized by the Company or any Company shareholder for federal income tax purposes, except with respect to any cash received by or paid to the Company shareholders.

(b)         The Company shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions of counsel referred to in Section 7.02(d) and Section 7.03(e), and (ii) deliver to Company REIT Counsel, Parent and Parent REIT Counsel (with respect to Section 7.02(d)) and Company Tax Counsel and Parent REIT Counsel (with respect to Section 7.03(e) and for purposes of an opinion that Parent REIT Counsel may issue as to the qualification of the Company Merger as a reorganization within the meaning of Section 368(a) of the Code (“Parent Section 368 Opinion”)), tax representation letters, dated as of the Closing Date, and signed by an officer of the Company and the Company OP, containing representations of the Company and the Company OP reasonably necessary or appropriate to enable Company REIT Counsel, Company Tax Counsel, and Parent REIT Counsel, as applicable, to render the applicable tax opinions described in Section 7.02(d), Section 7.03(e) and the Parent Section 368 Opinion.

(c)         Parent shall (i) use its reasonable best efforts to obtain or cause to be provided the opinion of counsel referred to in Section 7.03(d), (ii) deliver to Parent REIT Counsel a tax representation letter, dated as of the Closing Date, and signed by an officer of Parent and Parent OP, containing representations of Parent and Parent OP reasonably necessary or appropriate to enable Parent REIT Counsel to render the applicable tax opinions described in Section 7.03(d) and (iii) deliver to Company Tax Counsel a tax representation letter, dated as of the Closing Date, and signed by an officer of Parent, containing representations of Parent reasonably necessary or appropriate to enable Company Tax Counsel to render the tax opinion described in Section 7.03(e).

(d)         Each of Parent and the Company shall use its reasonable best efforts to cause the Partnership Merger to be treated as an “asset-over” form of merger governed by Treasury Regulations Section 1.708-1(c)(3)(i), and Parent OP shall be the continuing partnership pursuant to Treasury Regulations Section 1.708-1(c)(3)(i).

6.11        Pre-Closing Dividends.

(a)         Except as and to the extent provided in Section 6.12, from and after the date of this Agreement and until the earlier of the termination of this Agreement and the Effective Time, the Company shall not make, declare or set aside any dividend or other distribution to its shareholders, and the Company OP shall not make, declare or set aside any dividend or other distribution to its partners, in each case without the prior written consent of Parent in its sole discretion; provided, however, that the written consent of Parent shall not be required for the authorization and payment of (i) regular quarterly cash dividends or distributions at a rate not in excess of $0.77 per Share, per calendar quarter (including, for the avoidance of doubt, (A) for the calendar quarter ending on September 30, 2026, as declared on September 3, 2026, and (B) for each calendar quarter that commences after September 30, 2026, provided that, with respect to this clause (i)(B), (x) the Closing Date will not have occurred, and will not occur, by the end of such calendar quarter and (y) the record date for such dividend or distribution permitted by this clause (i)(B) will be on or before the last day of such calendar quarter), (ii) cash dividend equivalents on Company RSUs and Company PSUs or to the holders thereof in accordance with the terms of such Company Equity Award, in the same amount per Share subject to the Company Equity Award as dividends or distributions per Share permitted pursuant to the foregoing clause (i) and with the same record and payment dates as such dividends or distributions with respect to Shares, (iii) distributions per Company OP Common Unit to the holders thereof in the same amount as dividends or distributions per Share permitted pursuant to the foregoing clause (i), with the same record and payment dates as such dividends or distributions on Shares, and (iv) the distributions to be made in respect of the Company OP Preferred Units in accordance with the terms of the Company OP Limited Partnership Agreement.  In the event that a dividend or distribution with respect to Shares, Company OP Common Units or Company OP Preferred Units permitted by this Section 6.11(a) has (I) a record date prior to the Effective Time and (II) has not been paid as of the Effective Time, the holders of such Shares, Company OP Common Units or Company OP Preferred Units, as applicable, shall be entitled to receive such distribution promptly following the Closing.

(b)       For any calendar quarter in which the Closing Date will occur, the Company shall not make, declare or set aside any dividend or other distribution to its shareholders, and the Company OP shall not make, declare or set aside any dividend or other distribution to its partners, in each case without the prior written consent of Parent in its sole discretion; provided, however, that without the written consent of Parent, for any calendar quarter in which the Closing Date will occur, (i) the Company may declare and pay a one-time cash dividend or distribution on the Shares up to an amount per Share equal to the Pro Rata Dividend Amount, to be paid to holders of record as of the close of business on the Business Day immediately preceding the Closing Date and payable on the Closing Date immediately prior to the Effective Time to the applicable holders of record of the underlying security as of such record date, (ii) the Company may pay cash dividend equivalents on Company RSUs and Company PSUs or to the holders thereof in accordance with the terms of such Company Equity Award, up to an amount per Share subject to such Company Equity Award equal to the Pro Rata Dividend Amount, to be accrued on or paid to holders of Company Equity Award that are outstanding as of the close of business on the Business Day immediately preceding the Closing Date and payable on the Closing Date immediately prior to the Effective Time to the applicable Company Equity Award holders and (iii) the Company OP may declare and pay a cash distribution on the Company OP Common Units up to an amount per Company OP Common Unit equal to the Pro Rata Dividend Amount, to be paid to holders of record as of the close of business on the Business Day immediately preceding the Closing Date and payable on the Closing Date immediately prior to the Effective Time to the applicable holders of record of the underlying security as of such record date; provided, that the cash dividend or distribution that Parent will declare for such calendar quarter in which the Closing Date occurs shall have a record date after the Closing Date.  The “Pro Rata Dividend Amount” shall equal an amount per Share and per Company OP Common Unit equal to (A) $0.09 divided by (B) the number of calendar days in the calendar quarter in which the Closing Date occurs, multiplied by (C) the number of calendar days elapsed from and including the first day of the calendar quarter in which the Closing Date occurs until (but not including) the Closing Date.

(c)          Except as and to the extent provided in Section 6.12, from and after the date of this Agreement and until the earlier of the termination of this Agreement and the Effective Time, Parent shall not make, declare or set aside any dividend or other distribution to its stockholders, and Parent OP shall not make, declare or set aside any dividend or other distribution to its partners, in each case without the prior written consent of the Company in its sole discretion; provided, however, that the written consent of the Company shall not be required for the authorization and payment of (i) regular quarterly cash dividends or distributions at a rate not in excess of $0.18 per share of Parent Common Stock, per calendar quarter, to the holders thereof, and (ii) distributions per Parent OP Common Unit to the holders thereof in the same amount as dividends or distributions per share of Parent Common Stock permitted pursuant to the foregoing clause (i), with the same record and payment dates as such dividends or distributions on shares of Parent Common Stock.  For any calendar quarter in which the Closing Date will occur, Parent shall not make, declare or set aside any dividend or other distribution to its shareholders with a record date prior to the date that is at least one (1) Business Day following the Closing Date, and Parent OP shall not make, declare or set aside any dividend or other distribution to its partners with a record date prior to the date that is at least one (1) Business Day following the Closing Date, in each case without the prior written consent of the Company in its sole discretion.

(d)         Parent and the Company shall each coordinate their record and payment dates for their regular quarterly dividends to ensure that the holders of Shares shall not receive more than one dividend, or fail to receive one dividend, in any calendar quarter with respect to their Shares and the shares of Parent Common Stock that such holders receive in exchange therefor in the Merger. To this end, the parties will cooperate so that, following the date of this Agreement, any such quarterly dividend or distribution (or dividends or distributions) by the Company (other than those that have already been declared prior to the date hereof or that will be declared for the calendar quarter ending on September 30, 2026) will have the same record date and the same payment date as Parent’s in order to ensure that the shareholders of the Company and the stockholders of Parent (and the holders of Company OP Common Units, Company Equity Awards, Parent OP Common Units and other equity compensation awards denominated in shares of Parent Common Stock, as applicable) receive the same number of such regular quarterly dividends and distributions between October 1, 2026 and the Effective Time (it being the intention that each of Parent and the Company shall pay their regular quarterly dividend for the quarter ending on September 30, 2026 prior to the Effective Time).

6.12       Special Distributions.

(a)         In the event that the Company (or Company OP), in consultation with Parent, or Parent (or Parent OP), in consultation with the Company, determines in good faith that it is required to make a dividend or other distribution to its shareholders, stockholders, unitholders or holders of Company Equity Awards or other equity compensation awards (as applicable) in addition to the dividends and distributions contemplated in Section 6.11(a) and Section 6.11(b), in the case of the Company and Company OP, or in Section 6.11(c), in the case of Parent and Parent OP, on or prior to the Closing Date in order for such party to continue to qualify as a REIT under the Code and/or to avoid the incurrence of income or excise Tax (the minimum amount reasonably necessary for such purposes, as determined by such party (in each case, in consultation with the other party), of any such dividend or other distribution, a “REIT Dividend”), such party may do so but only and subject to and in accordance with the following:

(i)          such party determining that it is required to make a REIT Dividend shall notify the other party of the amount and record date of such REIT Dividend at least fifteen (15) calendar days prior to the record date of such REIT Dividend;

(ii)         any REIT Dividend shall be payable only in cash;

(iii)       if Parent or Parent OP declares a REIT Dividend with a record date on or prior to the Closing Date, then, notwithstanding anything to the contrary herein, the Exchange Ratio shall be increased by an amount equal to the product of (x) the then-applicable Exchange Ratio prior to the adjustment multiplied by (y) the quotient obtained by dividing (A) the amount of such REIT Dividend per share of the Parent Common Stock by (B) the excess of $16.09 over such REIT Dividend per share of the Parent Common Stock; and

(iv)        if the Company or Company OP declares a REIT Dividend with a record date on or prior to the Closing Date, then, notwithstanding anything to the contrary herein, the Exchange Ratio shall be reduced by an amount equal to the quotient obtained by dividing (A) the amount of such REIT Dividend per share of Company Common Stock by (B) $16.09.

(b)        The Exchange Ratio, as adjusted pursuant to Section 6.12(a), shall be calculated to the nearest ten-thousandth (0.0001), with any resulting fraction equal to or greater than 0.00005 being rounded upward to the next ten-thousandth (0.0001) and any resulting fraction less than 0.00005 being rounded downward to the nearest ten-thousandth (0.0001).

6.13        Financing.

(a)          Parent, Parent OP and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Debt Financing, to the extent necessary to pay the Required Financing Amounts, on the terms and subject only to the conditions described in the Debt Commitment Letter on or prior to the date on which the Merger is required to be consummated pursuant to the terms hereof, including (except to the extent otherwise permitted pursuant to Section 6.13(b)) by using their reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) and without any Prohibited Modification, (iii) satisfy on a timely basis all conditions in the Debt Commitment Letter and the Definitive Agreements and comply with its obligations thereunder and (iv) enforce its rights under the Debt Commitment Letter and the Definitive Agreements in a timely and diligent manner.

(b)         Each of Parent, Parent OP and their respective Subsidiaries shall have the right from time to time to amend, supplement, replace, substitute, terminate or otherwise modify or waive its rights under the Debt Commitment Letter, including to (i) add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement or (ii) terminate or reduce any commitments under the Debt Commitment Letter in order  to reflect decreases in the Required Financing Amounts (including as a result of the receipt of Lender Consents) or to reflect increases in other Available Funds (including as a result of asset sales or other transactions); provided that Parent, Parent OP and their respective Subsidiaries shall not permit, consent or agree to any amendment, supplement, replacement, substitution, termination, modification or waiver of any Debt Commitment Letter or Definitive Agreement that (A) reduces the aggregate amount of available Debt Financing (including by increasing the amount of fees to be paid or original issue discount (except as set forth in any “market flex” provisions existing on the date of this Agreement)) such that Parent OP and Company would not have the Required Financing Amounts (after taking into account all Available Funds), (B) imposes new or additional conditions precedent or adversely modifies  the existing conditions precedent to all or any portion of the Debt Financing as set forth in the Debt Commitment Letter as of the date of this Agreement, (C) adversely changes the timing of the funding of the Debt Financing thereunder in a manner that is reasonably expected to impair, delay or prevent the consummation of the transactions contemplated by this Agreement (D) adversely affects the ability of Parent OP to enforce its rights against other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified or (E) otherwise materially adversely affects the ability of Parent, Parent OP and Merger Sub to consummate the transactions contemplated by this Agreement (the effects described in clauses (A) through (E), collectively, the “Prohibited Modifications”). Parent shall promptly deliver to the Company copies of any amendment, replacement, supplement, termination, modification or waiver to the Debt Commitment Letter and/or Definitive Agreements.

(c)          In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Parent shall (i) promptly notify the Company in writing of such unavailability and the reason therefor and (ii) to the extent necessary in order to have Available Funds sufficient to pay the Required Financing Amounts on the Closing Date, use reasonable best efforts, and cause each of the Parent Subsidiaries to use their reasonable best efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such unavailable portion from the same or alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Debt Financing and all other Available Funds, to pay the Required Financing Amounts and, without limiting the foregoing, shall use reasonable best efforts to cause such Alternative Financing to not include any Prohibited Modifications or conditions to the consummation thereof that are more onerous than those set forth in the Debt Commitment Letter as of the date hereof.  Parent shall provide the Company with prompt oral and written notice of any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Agreement and a copy of any written notice or other written communication from any Lender or other financing source with respect to any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Agreement of any provision thereof.  Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Debt Financing, including any Alternative Financing.

(d)         The foregoing notwithstanding, compliance by Parent, Parent OP and Merger Sub with this Section 6.13 shall not relieve Parent, Parent OP and Merger Sub of their respective obligations to consummate the transactions contemplated by this Agreement whether or not the Debt Financing or any Alternative Financing is available.  To the extent Parent or Parent OP obtains Alternative Financing or amends, replaces, supplements, terminates, modifies or waives any of the Debt Financing, in each case in accordance with this Section 6.13 and without any Prohibited Modification, references to the “Debt Financing,” “Debt Financing parties,” “Debt Commitment Letter” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Debt Financing as so amended, replaced, supplemented, terminated, modified or waived.

6.14       Financing Cooperation.

(a)          Consistent with applicable Laws, the Company shall use its commercially reasonable efforts to, and shall cause the Company Subsidiaries to use commercially reasonable efforts to, and each of them shall use their commercially reasonable efforts to cause their respective Representatives to use their commercially reasonable efforts to, provide to Parent and the Parent Subsidiaries, at Parent’s sole expense, all customary cooperation reasonably requested in writing by Parent and necessary for the completion of the Debt Financing, including, without limitation, in the event such action is customary in connection with the Debt Financing, using commercially reasonable efforts to: (i) cooperate with customary marketing efforts relating to the Debt Financing, including assisting in the preparation of customary confidential information memoranda, lender presentations and other customary marketing materials; (ii) assist in the preparation of rating agency presentations and participate in a reasonable number of meetings with rating agencies, roadshows, due diligence sessions, drafting sessions and meetings with prospective lenders, in each case, at such reasonable places (which may be by audio or videoconference) as coordinated reasonably in advance thereof at mutually agreed times; (iii) deliver documentation and other information relating to the Company or any of the Company Subsidiaries, in each case as reasonably requested by Parent in writing at least ten (10) Business Days prior to the Closing Date with respect to (x) applicable “know-your-customer”, FinCEN  and anti-money laundering rules and regulations, including the PATRIOT Act and (y) the U.S. Treasury Department’s Office of Foreign Assets Control and the Foreign Corrupt Practices Act, in each case, to the extent such information is required pursuant to the applicable Debt Financing; (iv) assist with the preparation of pro forma financial information and pro forma financial statements solely with respect to the Company and otherwise cooperate with due diligence of prospective lenders, to the extent customary and reasonably necessary for the arrangement or completion of the Debt Financing; (v) execute and deliver such definitive financing documents, including certificates, credit agreements, authorization letters, guarantees, schedules and other documents, as may be reasonably requested in writing by Parent and reasonably necessary to facilitate the Debt Financing, in each case in form and substance reasonably satisfactory to the party executing such document; provided that any such documents referred to in this clause (v) shall be conditioned on, and shall be effective no earlier than the Effective Time (other than any customary authorization letters authorizing the distribution of information to prospective lenders and containing customary representations with respect to the presence or absence of material nonpublic information about the Company and the Company Subsidiaries and regarding the accuracy of the information provided by, or with respect to, the Company and the Company Subsidiaries) that are required to be given in advance of such time in order for the Debt Financing to be consummated at or prior to the Effective Time); and (vi) furnish to Parent such historical financial information regarding the Company as is reasonably available to the Company at such time, customarily required in connection with the execution of financings of a type similar to the Debt Financing, and reasonably requested by Parent in writing in connection with the Debt Financing. The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or is reasonably likely to harm, disparage or otherwise adversely affect the Company or the Company Subsidiaries or the reputation or goodwill of the Company or the Company Subsidiaries. All nonpublic or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or its Representatives pursuant to this Section 6.14 shall be kept confidential in accordance with the Confidentiality Agreement; provided that Parent may share with the arrangers and sources of the Debt Financing customary projections and other confidential information with respect to the Company (including information about the Company Subsidiaries) after giving effect to the Merger and the other Transactions contemplated hereby that the parties have cooperated in preparing, and that Parent, the Parent Subsidiaries and such arrangers and sources of the Debt Financing may share information about the Company and the Company Subsidiaries (notwithstanding anything to the contrary herein or in the Confidentiality Agreement) with potential sources of the Debt Financing in connection with any marketing efforts in connection with the Debt Financing, in each case, as necessary and consistent with customary practices in connection with financings of a type similar to the Debt Financing, provided that the recipients of such information agree to customary confidentiality arrangements in form and substance reasonably acceptable to the Company.

(b)        Notwithstanding the foregoing or anything to the contrary set forth in Section 6.14(a) or Section 6.15, neither the Company nor any of the Company Subsidiaries shall be required to take or permit the taking of any action pursuant to Section 6.14(a) or Section 6.15 that could reasonably be expected to: (i) unreasonably interfere with the business or operations of the Company or the Company Subsidiaries, (ii) require the Company, the Company Subsidiaries or any Persons who are trustees, directors or officers of the Company or the Company Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, that is effective prior to the Effective Time, or that is not conditioned on the occurrence of the Effective Time (other than authorization letters contemplated by clause (v) of Section 6.14(a)), (iii) cause any representation or warranty in this Agreement to be breached by the Company or any of the Company Subsidiaries, (iv) require the Company or any of the Company Subsidiaries to pay any commitment or other similar fee prior to the Effective Time or incur any other expense, liability or obligation in connection with the Debt Financing prior to the Effective Time, or have any obligation of the Company or any of the Company Subsidiaries under any agreement, certificate, document or instrument be effective until the Effective Time, (v) reasonably be expected to cause any trustee, director, officer or employee or shareholder of the Company or any of the Company Subsidiaries to incur any personal liability, (vi) reasonably be expected to conflict with the organizational documents of the Company or the Company Subsidiaries or any Laws, (vii) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any contract to which the Company or any of the Company Subsidiaries is a party, (viii) require providing access to or disclosing information that the Company or any of the Company Subsidiaries determines would reasonably be expected to jeopardize any attorney-client privilege of the Company or any of the Company Subsidiaries, (ix) require delivering or causing to be delivered any opinion of counsel, (x) reasonably be expected to cause the Company to fail to qualify as a REIT for federal income tax purposes (including by reason of potential payments under Section 6.14(d) from such action), (xi) require the Company to prepare or deliver any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice or (xii) require the Company to prepare or deliver any Excluded Information. Nothing contained in this Section 6.14 or otherwise in this Agreement shall require the Company or any of the Company Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing.

(c)        For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in Section 6.14(a) and Section 6.15 represent the sole obligation of the Company, the Company Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent or any of the Parent Subsidiaries with respect to the Transactions contemplated by this Agreement and no other provision of this Agreement (including the exhibits and schedules hereto) shall be deemed to expand or modify such obligation.  It is expressly understood and agreed that the obligations of Parent, Parent OP, Parent Merger Sub and OP Merger Sub under this Agreement, including such parties’ obligation to consummate the Merger and the other Transactions contemplated hereby, are not contingent or conditioned upon the receipt or availability of any funds or the completion of any financing (including the Debt Financing).  Notwithstanding anything to the contrary in this Agreement, any breach, other than an Intentional Breach that is the primary cause of Parent being unable to obtain the proceeds of the Debt Financing at Closing, by the Company of any of the covenants required to be performed by it under Section 6.14(a) and Section 6.14(b) shall not be considered in determining the satisfaction of the condition set forth in Section 7.02(b).

(d)      Parent shall promptly, upon request by the Company, reimburse the Company and the Company Subsidiaries for all reasonable and documented out-of-pocket costs and expenses incurred by the Company and the Company Subsidiaries in connection with the cooperation provided pursuant to this Section 6.14(d) or Section 6.15 and reimburse, indemnify and hold harmless the Company, the Company Subsidiaries and their respective officers, trustees, directors and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (collectively, “Company Losses”) suffered or incurred by them in connection with the Debt Financing, any information utilized in connection therewith or any action taken by the Company or any Company Subsidiary pursuant to this Section 6.14(d) or Section 6.15, in each case, whether or not the Merger and the other Transactions contemplated hereby are consummated or this Agreement is terminated; provided, however, that the foregoing indemnity shall not apply with respect to any Company Losses resulting from any gross negligence or willful misconduct of the Company or the Company Subsidiaries or Representatives.

(e)         Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, the Company Subsidiaries and their controlled Affiliates:

(i)        agrees not to bring or support any Action, whether in law or in equity, whether in contract or in tort or otherwise, among the Company and the entities that have committed to provide or arrange or otherwise enter into agreements with Parent or Parent OP in connection with the Debt Financing, or to purchase securities from or place securities or arrange or provide loans for Parent as part of the Debt Financing, including the parties to any applicable commitment letter, engagement letter, joinder agreements, indentures, credit agreements or credit agreement amendments relating thereto (“Debt Financing Entities”) and their respective Affiliates and their and their respective Affiliates’ equityholders, officers, directors, employees, agents and Representatives and their respective successors and assigns (the “Debt Financing Parties”; provided, that neither Parent nor any Subsidiary of Parent shall be a Debt Financing Party)) and arising out of or relating to this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby in any forum other than the Federal or state courts in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Actions to the exclusive jurisdiction of such court;

(ii)         agrees that any such Actions shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except (i) as otherwise provided in the applicable definitive document relating to the Debt Financing and (ii) with respect to (A) the interpretation of the definition of Company Material Adverse Effect or Parent Material Adverse Effect (and whether or not a Company Material Adverse Effect or a Parent Material Adverse Effect has occurred) and (B) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, which shall, in the case of both (A) and (B), be governed by and construed in accordance with the Laws of the State of Maryland, without giving effect to any choice or conflicts of Law principles (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland;

(iii)       irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Actions in any such court;

(iv)       knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Actions brought against the Debt Financing Parties in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby;

(v)         except for any right or remedy available to any Person under the definitive documentation governing the Debt Financing, agrees that none of the Debt Financing Parties will have any liability to the Company, the Company Subsidiaries or any of their respective controlled Affiliates (in each case, other than Parent, Parent Merger Sub, OP Merger Sub and their respective Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, or any of the transactions contemplated hereby or thereby, whether in law or in equity, whether in contract or in tort or otherwise (subject to the last sentence of this section 6.14(e)); and

(vi)       agrees that (and each other party hereto agrees that) the Debt Financing Parties are express third party beneficiaries of, and may enforce, the provisions of this Section 6.14(e), and such provisions and the definition of “Debt Financing Parties” shall not be amended in any way materially adverse to the Debt Financing Parties without the prior written consent of the Debt Financing Entities, but, in the case of clause (e) of this Section 6.14(e), solely to the extent of actions or omissions by or circumstances relating to such Debt Financing Party in its capacity as a Debt Financing Party.

(vii)       Notwithstanding the foregoing, (a) nothing in this Section 6.14(e) shall excuse any Debt Financing Party from liability in connection with actions or omissions by or circumstances relating to such Debt Financing Party in any other capacity (including in its capacity as an existing creditor of the Company or any Company Subsidiary) not relating to or arising out of this Agreement, the Debt Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and (b) nothing in this Section 6.14(e) shall in any way limit or modify the rights and obligations of Parent or Parent OP under this Agreement, or any Debt Financing Party’s obligations to Parent or Parent OP or any of their Subsidiaries under the Debt Commitment Letter, any Definitive Agreement or any other agreement or arrangement related to the Debt Financing.

6.15        Prepayment and Assumption of Company Indebtedness.

(a)       Company Notes.  The Company shall give notice to each holder of the Company Notes of the Transactions contemplated hereby in a reasonably timely manner and in accordance with Section 4E of each of the Company Note Agreements, which notice shall contain and constitute an offer (a “Change of Control Offer”), contingent upon the consummation of the Merger, to prepay the Notes in accordance with such Section 4E and shall be accompanied by the officer’s certificate required by the terms of such Section 4E; provided that (x) the closing of any such Change of Control Offer shall not occur prior to the Closing, (y) at or prior to the closing of any such Change of Control Offer, Parent shall provide or cause to be provided to the Company or the Company Subsidiaries funds sufficient to pay in full the amounts payable by the Company and the Company Subsidiaries in respect of such Change of Control Offer, and (z) the acceptance of any such Change of Control Offer by any holder of Company Notes and the consummation of any such Change of Control Offer shall not be a condition to the Closing.

(b)       Company Credit Facilities.  The Company shall use commercially reasonable efforts to, and cause the Company Subsidiaries to use commercially reasonable efforts to, and each of them shall use commercially reasonable efforts to cause their respective officers and employees to use commercially reasonable efforts to, facilitate the payoff and termination of the Company Credit Facilities as of the Effective Time (the “Credit Facilities Termination”), including providing customary prepayment notices within the time periods contemplated by the Company Credit Facilities and obtaining customary payoff letters in connection therewith at least two (2) Business Days prior to the Closing Date.  Notwithstanding anything herein to the contrary, in no event shall this Section 6.14(b) require the Company or any of the Company Subsidiaries to cause the Credit Facilities Termination to be effective unless and until the Effective Time has occurred and Parent has provided or caused to be provided to the Company or the Company Subsidiaries funds sufficient to pay in full the then-outstanding principal amount of and accrued and unpaid interest and fees under the Company Credit Facilities.

(c)         Mortgage Debt.  With respect to the Designated Loans of the Designated Lenders, the Company and the Company Subsidiaries, on the one hand, and Parent and the Parent Subsidiaries, on the other hand, shall cooperate with one another to obtain as promptly as practicable (i) the written consent of the Designated Lenders to the consummation of the Merger and the other Transactions contemplated by this Agreement (each such consent, a “Lender Consent”), and (ii) any amendments to the loan documents applicable to each of such Designated Loans that are reasonably necessary to permit the consummation of the Merger and the other Transactions contemplated by this Agreement.  Notwithstanding anything herein to the contrary, (x)  in not event shall this Section 6.15(c) require the Company or any of the Company Subsidiaries to pay any amounts, incur any liabilities or make any changes to the terms of the Designated Loans that are, in each case, required to be paid or incurred or are effective prior to the Effective Time, (y) the obtaining of any such consent or amendment shall not be a condition to the Closing and (z) Parent shall agree to pay or cause to be paid the customary fees, expenses and other amounts necessary to obtain the Lender Consents. The parties shall use their respective commercially reasonable efforts to keep the other reasonably informed on a timely basis of the status of their efforts to obtain such consents and/or amendments.

6.16      Registration Rights.  Parent will use its reasonable best efforts to cause the resale of the shares of Parent Common Stock that may be issued upon redemption of the Parent OP Units issued in the Merger to be included on a registration statement promptly following the Closing and to keep such registration statement effective until the earlier of (a) the date on which all such shares of Parent Common Stock covered by such registration statement have been sold thereunder or (b) the date on which all such shares of Parent Common Stock are eligible for resale without restriction (including any volume or manner-of-sale limitations) pursuant to Rule 144 under the Securities Act of 1933, as amended (or any successor rule thereto), without the requirement for Parent to be in compliance with the current public information requirements of Rule 144(c)(1) (or any successor provision).

6.17       Parent Merger Sub.  Parent shall take all actions necessary to cause Parent Merger Sub to be formed as a Delaware limited liability company and be added to this Agreement as a party by joinder (in a form reasonably acceptable to the Company) following the date hereof and prior to the date the definitive Joint Proxy Statement is filed with the SEC.  Parent Merger Sub shall be formed solely for the purpose of engaging in the transactions contemplated by this Agreement and shall not engage in any other business activities or, except in connection with this Agreement, incur any liabilities or obligations.  Upon the formation of Parent Merger Sub, Parent shall take all action necessary to cause Parent Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated hereby, including the Company Merger, upon the terms and subject to the conditions set forth in this Agreement.

ARTICLE VII
CONDITIONS PRECEDENT

7.01       Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party hereto to effect the Merger and consummate the Transactions is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)        Stockholder Approvals.  The Company shall have obtained the Company Shareholder Approval, and Parent shall have been obtained the Parent Stockholder Approval.

(b)         No Injunctions or Restraints.  No Judgment issued by any Governmental Entity or other Law preventing the consummation of the Merger or the Transactions shall be in effect.

(c)       Form S-4.  The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

(d)         NYSE Listing. The Parent Common Stock to be issued in the Merger, including shares of Parent Common Stock to be issued upon conversion of Parent OP Common Units and Parent OP Preferred Units issued in the Partnership Merger, shall have been approved for listing on the NYSE, subject to official notice of issuance.

7.02       Additional Conditions to Obligations of Parent and Parent OP.  The obligations of Parent and Parent OP to effect the Merger and to consummate the Transactions are subject to the satisfaction by the Company, or waiver by Parent, on or prior to the Closing Date of the following conditions:

(a)        Representations and Warranties of the Company and the Company OP.  (i) The representations and warranties of the Company and the Company OP set forth in Section 3.02(a) (Capital Structure) shall be true and correct in all but de minimis respects at the Closing Date as if made at and as of such time (except to the extent such representations and warranties in Section 3.02(a) expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such date); (ii) the representations and warranties of the Company and the Company OP set forth in clause (i) of Section 3.07 (Absence of Certain Changes or Events) shall be true and correct in all respects at the Closing Date as if made at and as of such time; (iii) the representations and warranties of the Company and the Company OP set forth in Section 3.01 (Organization, Standing and Power), Sections 3.02(b)-(e) (Capital Structure), Section 3.03 (Authority; Execution and Delivery; Enforceability), Section 3.19 (Vote Required), Section 3.20 (Brokers), and Section 3.22 (Takeover Statutes) (disregarding all exceptions and qualifications with regard to materiality or Company Material Adverse Effect contained therein) shall be true and correct in all material respects at the Closing Date as if made at and as of such time; and (iv) each other representation and warranty of the Company and the Company OP contained in this Agreement (disregarding all exceptions and qualifications with regard to materiality or Company Material Adverse Effect contained therein) shall be true and correct in all respects as of the Closing Date (other than representations and warranties that speak as of another date, which shall be true and correct as of such other date), except where the failure to be true and correct does not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)         Performance of Obligations of the Company and the Company OP.  Except for those obligations that by their nature may not be performed until the Closing, the Company and the Company OP shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c)        Certificate.  Parent shall have received a certificate, executed by an officer of the Company, to the effect that the conditions set forth in Sections 7.02(a) and 7.02(b) have been satisfied.

(d)          Company REIT Opinion.

(1)       Except as provided in Section 7.02(d)(2), Parent shall have received a written opinion of Hunton Andrews Kurth LLP (or other nationally recognized Tax counsel as may be reasonably acceptable to Parent and the Company) (“Company REIT Counsel”), in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, that: (i) during the period commencing with its taxable year ended April 30, 2016 and ending with its taxable year ended December 31, 2025, the Company was organized and operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code; (ii) if the Closing Date is on or before December 31, 2026, the Company’s current and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code for the 2026 Short Year (as defined below), determined (A) as if the Company’s taxable year beginning on January 1, 2026 ended immediately prior to the Closing (such hypothetical short taxable year, the “2026 Short Year”), (B) assuming that the Parent’s actions after Closing do not cause any of the Company’s income for the 2026 Short Year to fail to qualify as “rents from real property,” (C) assuming that the Parent’s actions after Closing do not cause the Company to be treated as “closely held” for the 2026 taxable year and (D) without regard to the distribution requirement described in Section 857(a)(1) of the Code with respect to the 2026 Short Year; (iii) if the Closing Date is on or after January 1, 2027, (x) for its taxable year ended December 31, 2026, the Company was organized and operated in conformity with such requirements for qualification and taxation as a REIT under the Code, determined without regard to the distribution requirement described in Section 857(a)(1) of the Code with respect to the taxable year ended December 31, 2026 and (y) the Company’s current and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code for the 2027 Short Year (as defined below), determined (A) as if the Company’s taxable year beginning on January 1, 2027 ended immediately prior to the Closing (such hypothetical short taxable year, the “2027 Short Year”), (B) assuming that the Parent’s actions after Closing do not cause any of the Company’s income for the 2027 Short Year to fail to qualify as “rents from real property,” (C) assuming that the Parent’s actions after Closing do not cause the Company to be treated as “closely held” for the 2027 taxable year and (D) without regard to the distribution requirement described in Section 857(a)(1) of the Code with respect to the 2027 Short Year. In each case, such opinion will be based upon customary assumptions and customary representations contained in an officer’s certificate executed by the Company and the Company Subsidiaries.

(2)         In the event the Company Merger is structured, pursuant to Section 1.08, such that at the Effective Time, the Company shall merge with and into Parent Merger Sub, with Parent Merger Sub surviving (or the Company shall merge with and into Parent, with Parent surviving), Parent shall have received a written opinion of Company REIT Counsel, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, that: (i) during the period commencing with its taxable year ended April 30, 2016 and ending with its taxable year ended December 31, 2025, the Company was organized and operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code; (ii) if the Closing Date is on or before December 31, 2026, the Company was organized and operated in conformity with the requirements for qualification and taxation as a REIT under Section 856 through 860 of the Code for its taxable year beginning on January 1, 2026 and ending on the Closing Date (“2026 Year”), without regard to the distribution requirement described in Section 857(a)(1) of the Code with respect to the 2026 Year, and (iii) if the Closing Date is on or after January 1, 2027, (x) for its taxable year ended December 31, 2026, the Company was organized and operated in conformity with such requirements for qualification and taxation as a REIT under the Code, determined without regard to the distribution requirement described in Section 857(a)(1) of the Code with respect to the taxable year ended December 31, 2026, and (y) the Company was organized and operated in conformity with the requirements for qualification and taxation as a REIT under Section 856 through 860 of the Code for its taxable year beginning on January 1, 2027 and ending on Closing Date (“2027 Year”), without regard to the distribution requirement described in Section 857(a)(1) of the Code with respect to the 2027 Year. In each case, such opinion will be based upon customary assumptions and customary representations contained in an officer’s certificate executed by the Company and the Company Subsidiaries.

(e)         No Material Adverse Effect.  Since the date hereof, there shall not have occurred and be continuing any Event that, individually or together with any other Event, has had or would reasonably be expected to have a Company Material Adverse Effect.

7.03      Additional Conditions to Obligations of the Company and the Company OP.  The obligations of the Company and the Company OP to effect the Merger and to consummate the Transactions are subject to the satisfaction by Parent, or waiver by the Company, on or prior to the Closing Date of the following conditions:

(a)        Representations and Warranties of Parent, Parent OP, Parent Merger Sub and OP Merger Sub.  (i) The representations and warranties of Parent, Parent OP, Parent Merger Sub and OP Merger Sub set forth in Section 4.02(a) (Capital Structure) shall be true and correct in all but de minimis respects at the Closing Date as if made at and as of such time (except to the extent such representations and warranties in Section 4.02(a) expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such date); (ii) the representations and warranties of Parent, Parent OP, Parent Merger Sub and OP Merger Sub set forth in clause (i) of Section 4.07 (Absence of Certain Changes or Events) shall be true and correct in all respects at the Closing Date as if made at and as of such time; (iii) the representations and warranties of Parent, Parent OP, Parent Merger Sub and OP Merger Sub set forth in Section 4.01 (Organization, Standing and Power), Sections 4.02(b)-(e) (Capital Structure), Section 4.03 (Authority; Execution and Delivery; Enforceability), Section 4.15 (Vote Required), Section 4.16 (Brokers), and Section 4.18 (Takeover Statutes) (disregarding all exceptions and qualifications with regard to materiality or Parent Material Adverse Effect contained therein) shall be true and correct in all material respects at the Closing Date as if made at and as of such time; and (iv) each other representation and warranty of Parent, Parent OP, Parent Merger Sub and OP Merger Sub contained in this Agreement (disregarding all exceptions and qualifications with regard to materiality or Parent Material Adverse Effect contained therein) shall be true and correct in all respects as of the Closing Date (other than representations and warranties that speak as of another date, which shall be true and correct as of such other date), except where the failure to be true and correct does not have, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b)         Performance of Obligations of Parent, Parent OP, Parent Merger Sub and OP Merger Sub.  Except for those obligations that by their nature may not be performed until the Closing, Parent, Parent OP, Parent Merger Sub and OP Merger Sub shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c)        Certificate.  The Company shall have received a certificate, executed by an officer of Parent, to the effect that the conditions set forth in Sections 7.03(a) and 7.03(b) have been satisfied.

(d)         Parent REIT Opinion.  The Company shall have received a written opinion of Troutman Pepper Locke LLP (or other nationally recognized Tax counsel as may be reasonably acceptable to Parent and the Company) (“Parent REIT Counsel”), in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, that Parent, commencing with its taxable year ended December 31, 2016 was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code and its current and proposed method of operation will enable it to continue to qualify for taxation as a REIT through the end of the taxable year which includes the Closing Date.  Such opinion will be based upon customary assumptions and customary representations contained in an officer’s certificate executed by Parent and the Parent Subsidiaries.

(e)         Section 368 Opinion.  The Company shall have received an opinion of Wachtell, Lipton, Rosen & Katz (or other nationally recognized Tax counsel reasonably acceptable to Parent and the Company) (“Company Tax Counsel”), dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion shall be subject to customary exceptions, assumptions and qualifications.  In rendering such opinion, such counsel may rely upon the tax representation letters described in Section 6.11.

(f)          No Material Adverse Effect.  Since the date hereof, there shall not have occurred and be continuing any Event that, individually or together with any other Event, has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

8.01       Termination. This Agreement may be terminated and the Merger and the other Transactions contemplated hereby abandoned at any time prior to the Partnership Merger Effective Time as follows (the date of any such termination, the “Termination Date”):

(a)          by mutual written consent of Parent and the Company;

(b)         by either Parent or the Company upon written notice to the other party, if the Merger shall not have been consummated on or before 5:00 p.m. (Eastern time) on June 30, 2027 (the “End Date”); provided, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party (including, with respect to the Company, the Company OP, and with respect to Parent, Parent OP) whose failure to comply with Section 6.03 or any other provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

(c)         by either Parent or the Company, upon written notice to the other party, if any Governmental Entity of competent jurisdiction has issued or enacted any Law or taken any other action (including the failure to have taken an action), which in either such case has become final and non-appealable, that has the effect of permanently restraining, permanently enjoining or otherwise permanently prohibiting consummation of the Merger; provided, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to any party (including, with respect to the Company, the Company OP, and with respect to Parent, Parent OP) whose failure to comply with Section 6.03 or any other provision of this Agreement has been the cause of, or resulted in, such action;

(d)        by either Parent or the Company, upon written notice to the other party, if the Company Merger fails to receive the Company Shareholder Approval at a duly held Company Shareholder Meeting at which the Company Merger has been voted upon;

(e)          by either Parent or the Company, upon written notice to the other party, if the issuance of Parent Common Stock in the Company Merger fails to receive the Parent Stockholder Approval at the Parent Stockholder Meeting at which the issuance of Parent Common Stock in the Company Merger has been voted upon;

(f)          by Parent, upon written notice to the Company, if (i) the Company effects a Company Adverse Recommendation Change or (ii) the Company enters into a Company Alternative Acquisition Agreement;

(g)          by Company, upon written notice to Parent, if Parent effects a Parent Adverse Recommendation Change;

(h)         by the Company, upon written notice to Parent, at any time prior to the receipt of the Company Shareholder Approval, if, concurrently with such termination, the Company enters into a Company Alternative Acquisition Agreement in accordance with Section 5.03(b);

(i)          by Parent, upon written notice to the Company, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company or the Company OP set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 7.01 or Section 7.02 to not be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of thirty (30) days following written notice thereof from Parent to the Company and three (3) Business Days before the End Date; provided that neither Parent nor Parent OP is then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.01 or Section 7.03 to not be satisfied; or

(j)          by the Company, upon written notice to Parent, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Parent OP set forth in this Agreement has occurred that would cause the conditions set forth in Section 7.01 or Section 7.03 not to be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 30 days following written notice thereof from the Company to Parent and three (3) Business Days before the End Date; provided that neither the Company nor the Company OP is then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.01 or Section 7.02 not to be satisfied.

8.02       Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Affiliates; provided that the last sentence of Section 6.02, the last sentence of Section 6.14(a), Section 6.14(d), this Article VIII and Article IX shall survive any such termination.  Notwithstanding anything in this Agreement to the contrary, no such termination shall relieve any party hereto of any liability or damages resulting from or arising out of any fraud or an Intentional Breach of this Agreement.  For purposes of the foregoing, “Intentional Breach” shall mean a material breach that is a consequence of an act or omission knowingly undertaken by the breaching party with the intent of causing, or with the knowledge that such act or omission would or would be reasonably expected to cause, a breach of this Agreement; provided that, for the avoidance of doubt, if (a) each of the conditions set forth in Section 7.01 and Section 7.02 shall have been satisfied or waived in writing by Parent (not including conditions which are to be satisfied by actions taken at the Closing, provided that such conditions would be capable of being satisfied if the Closing were to occur) and (b) Parent fails to consummate the Closing on the date required pursuant to Section 1.03, such failure to consummate the Closing shall constitute an Intentional Breach of this Agreement by Parent.

8.03        Fees and Expenses.

(a)         If this Agreement is terminated (at a time when the conditions in Section 7.01(b), Section 7.03(a), Section 7.03(b) and Section 7.03(f) were satisfied):

(i)         by Parent or the Company pursuant to Section 8.01(b) or Section 8.01(d), or by Parent pursuant to Section 8.01(i), and (A) in the case of a termination pursuant to Section 8.01(b), the Company Shareholder Approval shall not have been obtained prior to such termination, and (B) in any such case (x) a bona fide Company Takeover Proposal has been publicly announced after the date hereof and not publicly withdrawn before such termination and (y) within twelve (12) months after the Termination Date, the Company consummates a transaction regarding, or executes a definitive agreement with respect to, a Company Takeover Proposal (whether or not the same Company Takeover Proposal as that referred to in clause (x) above), then the Company shall pay or cause to be paid to Parent, subject to Section 8.03(e)(ii), concurrently with the earlier of the consummation of such transaction or execution of such definitive agreement, a fee of $45,000,000 (the “Company Termination Fee”); provided that, for purposes of this Section 8.03(a)(ii), “Company Takeover Proposal” shall have the meaning assigned to such term in Section 5.03(a), except that the reference to “20%” in the definition thereof shall be deemed to be references to “50%”;

(ii)         by Parent pursuant to Section 8.01(f), then the Company shall pay or cause to be paid to Parent, subject to Section 8.03(e)(ii), within three (3) Business Days of the Termination Date, the Company Termination Fee; and

(iii)       by the Company pursuant to Section 8.01(g), then the Company shall pay or cause to be paid to Parent, subject to Section 8.03(e)(ii), concurrently with such termination, the Company Termination Fee.

(b)         If this Agreement is terminated (at a time when the conditions in Section 7.01(b), Section 7.02(a), Section 7.02(b) and Section 7.02(f) were satisfied):

(i)          by Parent or the Company pursuant to Section 8.01(b) or Section 8.01(e), or by the Company pursuant to Section 8.01(j), and (A) in the case of a termination pursuant to Section 8.01(b), the Parent Stockholder Approval shall not have been obtained prior to such termination, and (B) in any such case (x) a bona fide Parent Takeover Proposal has been publicly announced after the date hereof and not publicly withdrawn before such termination and (y) within twelve (12) months after the Termination Date, Parent consummates a transaction regarding, or executes a definitive agreement with respect to, a Parent Takeover Proposal (whether or not the same Parent Takeover Proposal as that referred to in clause (x) above), then Parent shall pay or cause to be paid to the Company, subject to Section 8.03(e)(ii), concurrently with the earlier of the consummation of such transaction or execution of such definitive agreement, a fee of $60,000,000 (the “Parent Termination Fee”); provided that, for purposes of this Section 8.03(b)(i), “Parent Takeover Proposal” shall have the meaning assigned to such term in Section 5.04(a), except that the reference to “20%” in the definition thereof shall be deemed to be references to “50%”; and

(ii)         by the Company pursuant to Section 8.01(g), then Parent shall pay or cause to be paid to the Company, subject to Section 8.03(e)(ii), within three (3) Business Days of the Termination Date, the Parent Termination Fee.

(c)        Subject to Section 8.03(e), any payments pursuant to this Section 8.03 shall be paid by wire transfer of immediately available funds to the accounts designated in writing by the payee.  Each party acknowledges that the agreements contained in this Section 8.03 are an integral part of the Transactions contemplated by this Agreement, and that, without such agreements, the other party would not enter into this Agreement.  Accordingly, if a party fails to promptly pay an amount due pursuant to this Section 8.03 and, in order to obtain such payment, the other party commences an action that results in a final judgment against such party for such amount or any portion thereof, such party shall pay the other party’s reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket court costs, attorneys’ fees and expenses) in connection therewith, together with interest on the amount of such judgment, from the date such payment was required to be made through the date of payment, at the U.S. Dollar prime rate of interest as reported by The Wall Street Journal in effect on the date of such payment.  Each party agrees that the payment of the amounts specified in this Section 8.03 are liquidated damages and not a penalty, and are a reasonable amount that will compensate the parties for the efforts and resources expended and opportunities foregone while negotiating this Agreement and relying on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(d)      Notwithstanding anything to the contrary in this Agreement, except with respect to a breach of the Confidentiality Agreement or as contemplated by Section 8.02, in the event of the valid termination of this Agreement, the rights of each party pursuant to this Section 8.03 shall be the sole and exclusive remedy (at law or in equity, on any theory of liability, including on account of punitive damages) of such party and its Subsidiaries against the other party, its Subsidiaries and each of their former, current or future trustees, directors, officers, employees, stockholders, members, managers, partners, agents and assigns (each, a “Related Party”) for any and all losses or damages suffered as a result of the failure of the Transactions to be consummated, any breach of this Agreement or otherwise relating hereto or thereto, and upon payment of the amounts contemplated by this Section 8.03, if and when due, none of such party or its Related Parties shall have any further liability or obligation relating thereto or arising therefrom.  Notwithstanding anything to the contrary herein, in no event shall the Company be required to pay or cause to be paid the Company Termination Fee more than once, and in no event shall Parent be required to pay or cause to be paid the Parent Termination Fee more than once.

(e)          Notwithstanding anything to the contrary in this Agreement, the provisions of this Section 8.03(e) shall apply with respect to any Termination Fee required to be made hereunder.

(i)          If the Company or Parent (the “Termination Payor”) is required to pay the other party (the “Termination Payee”) a Termination Fee, such Termination Fee shall be paid into escrow on the date such payment is required to be paid by the Termination Payor pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.03(e). In the event that the Termination Payor is obligated to pay the Termination Payee the Termination Fee, the amount payable to the Termination Payee in any tax year of the Termination Payee shall not exceed the lesser of (x) the Termination Fee payable to the Termination Payee, and (y) the sum of (A) the maximum amount that can be paid to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Termination Payee’s independent accountants, plus (B) in the event the Termination Payee receives either (I) a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a ruling from the IRS as described below in this Section 8.03(e) or (II) an opinion from the Termination Payee’s outside counsel as described below in this Section 8.03(e), an amount equal to the excess of the applicable Termination Fee less the amount payable under clause (A) above.

(ii)        If, prior to the date the applicable Termination Fee is payable, the Termination Payee does not deliver to the Termination Payor any one or combination of the materials specified in clauses (x) and (y) in this Section 8.03(e)(ii), then notwithstanding Section 8.03(a) or Section 8.03(b), as applicable, such Termination Fee will not initially be delivered to the Termination Payee, and to secure the Termination Payor’s obligation to pay these amounts, the Termination Payor shall deposit into escrow an amount in cash equal to such Termination Fee with an escrow agent selected by the Termination Payor on such terms (subject to this Section 8.03(e)) as shall be mutually agreed upon by the Termination Payor, the Termination Payee and the escrow agent, and the Termination Payor and the Termination Payee shall use commercially reasonable efforts to enter into such escrow agreement as promptly as practicable following the termination of this Agreement under circumstances in which the Termination Fee is payable. The payment or deposit into escrow of the Termination Fee pursuant to this Section 8.03(e) shall be made at the later of the time the Termination Payor is obligated to pay the Termination Payee such amount pursuant to Section 8.03 by wire transfer and the time the parties enter into such escrow agreement. The escrow agreement shall provide that the Termination Fee in escrow or any portion thereof shall not be released to the Termination Payee unless the escrow agent receives any one or combination of the following: (x) a letter from the Termination Payee’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the Termination Payee, or (y) a letter from the Termination Payee’s counsel indicating that (A) the Termination Payee received a ruling from the IRS holding that the receipt by the Termination Payee of the Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) the Termination Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Termination Payee of the Termination Fee should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c) (2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Termination Fee to the Termination Payee. The Termination Payor agrees to amend this Section 8.03(e) at the reasonable request of the Termination Payee in order to (I) maximize the portion of the Termination Fee that may be distributed to the Termination Payee hereunder without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, or (II) assist the Termination Payee in obtaining a favorable ruling or legal opinion from its outside counsel, in each case, as described in this Section 8.03(e).

8.04      Amendment.  This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Shareholder Approval and Parent Stockholder Approval; provided, however, that (a) after receipt of the Company Shareholder Approval, there shall be made no amendment or waiver that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders, (b) after receipt of the Parent Stockholder Approval, there shall be made no amendment or waiver that by Law requires further approval by the stockholders of Parent without the further approval of such stockholders and (c) no amendment shall be made to this Agreement after the Effective Time.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.05       Extension; Waiver.  At any time prior to the Partnership Merger Effective Time, the parties hereto may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso in Section 8.04, waive compliance with any of the agreements or conditions contained in this Agreement.  Subject to the proviso in Section 8.04, no extension or waiver by the Company shall require the approval of the shareholders of the Company and no extension or waiver by Parent shall require the approval of the stockholders of Parent.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.  Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

ARTICLE IX
GENERAL PROVISIONS

9.01      Nonsurvival of Representations and Warranties.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 9.01 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Time.  The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

9.02       Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when transmitted (providing confirmation of transmission) if sent by facsimile transmission (provided that any notice provided by facsimile transmission on any Business Day after 5:00 p.m. (in the time zone of the recipient) or any day other than a Business Day shall be deemed to have been received at 9:00 a.m. on the next Business Day); (c) when sent by email and no “bounceback” or similar message is received within one hour thereof; or (d) when sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service, three (3) days after mailing (one (1) Business Day in the case of express mail or overnight courier service); as follows (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent, Parent OP, Parent Merger Sub or OP Merger Sub, to

Independence Realty Trust, Inc.
1835 Market Street, Suite 2601
Philadelphia, PA 19103
Attention: James Sebra; John Reyle
Email: JSebra@irtliving.com; JReyle@irtliving.com

with a copy to:

Troutman Pepper Locke LLP
Two Logan Square
Eighteen and Arch Streets
Philadelphia, PA 19103
Attention:	Michael Friedman
Betty Linkenauger Segaar
Wallace Bao
Email:	michael.h.friedman@troutman.com
betty.segaar@troutman.com
wallace.bao@troutman.com

(b)	if to the Company or Company OP, to

1324 20th Avenue SW, P.O. Box 1988
Minot, ND 58702
Attention:	Anne Olson
Email:	aolson@centerspacehomes.com

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	Adam O. Emmerich
Elina Tetelbaum
Kyle M. Diamond
Email:	AOEmmerich@wlrk.com
ETetelbaum@wlrk.com
KMDiamond@wlrk.com

9.03       Definitions.

(a)          For purposes of this Agreement:

“Action” means any action, cause of action, order, writ, injunction, demand, claim, grievance, suit, litigation, proceeding, arbitration, mediation, audit, investigation, inquiry or dispute.

 “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

 “Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not the plan is subject to ERISA and (ii) each other material bonus, incentive, commission, deferred compensation, severance, retention, change in control, equity or equity-based (including, options, profits interests, phantom interest, restricted stock units and restricted stock), retirement, pension, profit sharing, employment, separation, consulting, vacation, paid time off, death benefit, fringe benefit, accident, disability, health or other welfare plan, program, policy or agreement.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York.

“Company Articles” means the declaration of trust of the Company, as amended.

“Company Bylaws” means the Bylaws of the Company, as amended.

“Company Credit Facilities” means (a) that certain Third Amended and Restated Credit Agreement, dated as of September 30, 2021, among Company OP, as borrower, the guarantors from time to time thereto, the lenders and other parties from time to time party thereto and Bank of Montreal, as Administrative Agent and Sustainability Structuring Agent (as amended by that certain (i) First Amendment to Third Amended and Restated Credit Agreement, dated as of May 31, 2023, (ii) Second Amendment to Third Amended and Restated Credit Agreement, dated as of July 26, 2024, (iii) Increase Request, dated as of May 29, 2025 and (iv) Third Amendment to Third Amended and Restated Credit Agreement, dated as of July 29, 2025, and as further amended, restated, supplemented or otherwise modified from time to time), and (b) that certain Revolving Credit Agreement between Company OP, as borrower and U.S. Bank National Association, as lender, dated as of September 30, 2024 (as amended by that certain Amendment No. 1 to Revolving Credit Agreement, dated as of September 30, 2025, and as further amended, restated, supplemented or otherwise modified from time to time).

“Company Equity Incentive Plans” means the Company 2015 Incentive Plan and the Company 2025 Incentive Plan, in each case as amended from time to time.

“Company Material Adverse Effect” means any change, development, event, effect or occurrence (each, an “Event”) that (i) has a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) will or would reasonably be expected to prevent or materially impair or delay the ability of the Company or the Company OP to consummate the Merger; provided, however, that for purposes of clause (i) of this definition, “Company Material Adverse Effect” shall not include any Event to the extent arising out of or resulting from: (A) any Event generally affecting (1) the geographic regions or industry in which the Company and the Company Subsidiaries primarily operate or (2) the economy, or financial, credit, foreign exchange, securities or capital markets (including changes in interest rates or exchange rates), including any disruption thereof, in the United States or elsewhere in the world or (B) any of the following: (1) changes in applicable Law or applicable accounting regulations or principles or interpretations thereof, (2) any Event directly or indirectly attributable to the announcement or pendency of this Agreement or the anticipated consummation of the Merger and the other Transactions (including compliance with the covenants set forth herein and the identity of Parent as the acquiror of the Company, or any action taken, delayed or omitted to be taken by the Company at the request or with the prior consent of Parent or Parent OP or otherwise pursuant to the terms hereof), including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, tenants, or lenders, (3) national or international political conditions, trade disputes or the imposition of trade restrictions, tariffs or similar Taxes, sanctions, any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism, sabotage, strikes, freight embargoes or similar calamity or crisis, (4) fires, pandemics, epidemics, quarantine restrictions, earthquakes, hurricanes, tornados or other natural disasters, (5) any decline in the market price, or change in trading volume, of the Company Capital Stock or any failure to meet publicly announced revenue or earnings projections or predictions (whether such projections or predictions were made by the Company or independent third parties) or internal projections (it being understood and agreed that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Company Material Adverse Effect), (6) any damage or destruction of any Company Property that is substantially covered by insurance, or (7) the Alternative Structure, which in the case of each of clauses (A)(1), (A)(2), (B)(1), and (B)(3) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate, and in the case of clause (B)(4) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and the Company Subsidiaries operate in the geographic regions in which the Company and the Company Subsidiaries operate or own or lease properties (and, in each such case, only the incremental disproportionate effect may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Notes” means the Notes as defined in, and issued and outstanding under, the Company Note Agreements.

“Company Note Agreements” means (a) the Note Purchase and Private Shelf Agreement, dated as of September 13, 2019, by and among IRET Properties, a North Dakota Limited Partnership, as the Company, Investors Real Estate Trust, as the Parent, IRET, Inc., as the General Partner, certain subsidiaries of the Parent, PGIM, Inc., certain affiliates of PGIM, Inc., and the purchasers of the Series A Notes named in the Purchaser Schedule attached thereto, as amended by that certain (i) Amendment No. 1 to Note Purchase and Private Shelf Agreement, dated as of January 6, 2021, (ii) Amendment No. 2 to Note Purchase and Private Shelf Agreement, dated as of September 17, 2021, (iii) Amendment No. 3 to Note Purchase and Private Shelf Agreement, dated as of November 22, 2022 and (iv) Amendment No. 4 to Note Purchase and Private Shelf Agreement, dated as of October 28, 2024, and (b) the Note Purchase Agreement, dated September 17, 2021, by and among Centerspace, LP, as the Company, Centerspace, as the Parent, Centerspace, Inc., as the General Partner, Allianz Life Insurance Company of North America, Nationwide Life and Annuity Insurance Company, Nationwide Life Insurance Company, Prudential Annuities Life Assurance Corporation, The Prudential Insurance Company of America, The Prudential Life Insurance Company, Ltd., and Nassau Life Insurance Company, as amended by Amendment No. 1 to Note Purchase Agreement, dated as of November 22, 2022.

“Company OP Common Units” means a partnership interest in the Company OP designated as a “Partnership Unit” (which, for the avoidance of doubt, does not include any partnership interest designated as a “Preferred Unit”) under the Company OP Limited Partnership Agreement.

“Company OP Limited Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of the Company OP, as amended, in effect as of the date of this Agreement.

“Company OP Preferred Units” means a partnership interest in the Company OP designated as a “Series D Preferred Unit” (a “Series D Preferred Unit”) or “Series E Preferred Unit” (a “Series E Preferred Unit”), in each case under the Company OP Limited Partnership Agreement.

“Company OP Units” means, collectively, the Company OP Common Units and the Company OP Preferred Units.

 “Company Permitted Liens” means (i) Liens for Taxes not yet delinquent, that are payable without penalty and Liens for Taxes being contested in good faith and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP); (ii) mechanics’ and materialmen’s Liens for construction in progress, arising in the ordinary course of business of the Company or any Company Subsidiary, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (iii) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or any Company Subsidiary, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (iv) Laws, including zoning regulations and restrictions, that are imposed by any Governmental Entity having jurisdiction thereon that do not interfere materially with the present use of such property or, with respect to unimproved or vacant real property, interfere materially with the intended use of such property; (v) any tenant leases referred to in the rent rolls/aging reports delivered to Parent referred to in Section 3.14 hereof; (vi) any non-monetary title exception disclosed in any Company Title Insurance Policy (whether material or immaterial), any matter shown on an ALTA/ASCM survey obtained by the Company with respect to any Company Property, and non-monetary Liens and obligations arising under the Company Material Contracts, all of which individually or in the aggregate do not materially and adversely affect the use for its current purposes of any Company Property; (vii) with respect to real property, easements, rights of way, restrictive covenants, declarations and agreements affecting use or occupancy, or reservations of an interest in title which individually or in the aggregate do not materially and adversely affect the use for its current purposes of any Company Property; (viii) Liens imposed or promulgated by Law or any Governmental Entity; (ix) Liens included in any Company or Company Subsidiary space lease with respect to real property provided that they do not materially adversely affect the use by the Company and its Subsidiaries of such property; (x) Liens securing any indebtedness, other amounts payable or any other obligations (including, without limitation, any “Indebtedness”, “Obligations”, “Secured Obligations”, or any similar or equivalent term in any mortgage or other agreement governing such indebtedness) incurred (A) pursuant to any mortgage, credit agreement, note purchase agreement or other agreement governing indebtedness in existence as of the date of this Agreement or (B) in compliance with Section 5.01(h); (xi) Liens that will be discharged prior to or in conjunction with the Closing; and (xii) other Liens being contested in the ordinary course of business and consistent with past practice, in good faith, provided an appropriate reserve has been established therefor on the Company’s balance sheet. Notwithstanding anything to the contrary herein, in no event shall Company Permitted Liens include any Non-Permitted Mortgage Liens.  “Non-Permitted Mortgage Liens” means any and all mortgages, deeds of trusts and other similar mortgage financing security instruments affecting a Company Property securing an obligation to pay money that were entered into or assumed by the Company and/or any Company Subsidiaries and all Liens that said mortgages, deeds of trusts and other similar mortgage financing security instruments secure, excepting only mortgage debt (i) that is a Designated Loan or (ii) that is existing as of the date of this Agreement.

“Company Shareholder Approval” means the affirmative vote of shareholders of the Company holding Shares possessing a majority of the voting power of Shares then outstanding and entitled to vote thereon at a meeting of shareholders of the Company called for such purpose.

“Company Shareholder Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Shareholder Approval, including any postponement or adjournment thereof.

“Company Subsidiaries” means the Company OP and any Subsidiary of the Company or the Company OP.

“Continuing Employees” means the employees of the Company or the Company Subsidiaries who continue in employment with Parent or one of the Parent Subsidiaries after the Closing Date.

“Contract” means any written loan or credit agreement, debenture, contract, lease, license, indenture, note, bond, mortgage, agreement, concession, franchise or other obligation, commitment or instrument.

“Designated Lender” means each of the lenders of the Company or any Company Subsidiary set forth on Section 6.15(c) of the Parent Disclosure Letter.

“Designated Loan” means with respect to the Company, the loan made by each Designated Lender and identified on Section 6.15(c) of the Parent Disclosure Letter.

“Environmental Law” means any Law (including common law) relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Ratio” means 3.8, as may be adjusted pursuant to Section 6.12.

“Excluded Information” means any (1) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any segment information, including any required by FASB Accounting Standards Codification Topic 280, (2) financial statements or other financial data (including selected financial data) for any period earlier than the year ended December 31, 2025, (3) financial information that the Company or its Affiliates do not maintain in the ordinary course of business, (4) information not reasonably available to the Company or its Affiliates under their respective current reporting systems, (5) (x) pro forma financial information or pro forma financial statements or (y) projections.

“Form S-4” means a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included as a prospectus, together with any amendments or supplements thereto.

“General Partner” means Centerspace, Inc., a North Dakota corporation.

“Hazardous Substances” means (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each has been amended from time to time, and all regulations thereunder, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) polychlorinated biphenyls, mold, methane, asbestos and radon, and (iv) any other contaminant, substance, material or waste regulated by any Governmental Entity pursuant to any Environmental Law.

“Intellectual Property” means all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Joint Proxy Statement” means a joint proxy statement/prospectus in preliminary and definitive form relating to the Company Shareholder Meeting and the Parent Stockholder Meeting, together with any amendments or supplements thereto.

“Knowledge” means, with respect to any matter in question, (i) as to the Company, the actual knowledge of the Persons listed on Section 9.03(a)(i) of the Company Disclosure Letter, and (ii) as to Parent, the actual knowledge of the Persons listed on Section 9.03(a)(ii) of the Parent Disclosure Letter.

“Legal Proceeding” means any private or governmental action, inquiry, claim, charge, complaint, demand, proceeding, suit, hearing, litigation, arbitration, mediation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

 “Merger Consideration” means, collectively, the Share Merger Consideration, the Common Unit Merger Consideration, and the Preferred Unit Merger Consideration.

“NYSE” means the New York Stock Exchange.

“Parent Articles” means the charter of Parent.

“Parent A&R OP Agreement” means the Fifth Amended and Restated Agreement of Limited Partnership of Independence Realty Operating Partnership, LP, dated as of March 3, 2017, as amended by Amendment No. 1 to the Fifth Amended and Restated Agreement of Limited Partnership of Independence Realty Operating Partnership, LP, dated as of December 16, 2021, as may be further amended pursuant to Section 1.05(b) of this Agreement.

“Parent Bylaws” means the Bylaws of Parent.

“Parent Common Stock” means shares of common stock, par value $0.01 per share, of Parent.

“Parent Material Adverse Effect” means any Event that (i) has a material adverse effect on the business, assets, properties, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (ii) will or would reasonably be expected to prevent or materially impair or delay the ability of Parent, Parent OP, Parent Merger Sub or OP Merger Sub to consummate the Merger; provided, however, that for purposes of clause (i) of this definition, “Parent Material Adverse Effect” shall not include any Event to the extent arising out of or resulting from: (A) any Event generally affecting (1) the geographic regions or industry in which Parent and the Parent Subsidiaries primarily operate or (2) the economy, or financial, credit, foreign exchange, securities or capital markets (including changes in interest rates or exchange rates), including any disruption thereof, in the United States or elsewhere in the world or (B) any of the following: (1) changes in applicable Law or applicable accounting regulations or principles or interpretations thereof, (2) any Event directly or indirectly attributable to the announcement or pendency of this Agreement or the anticipated consummation of the Merger and the other Transactions (including compliance with the covenants set forth herein and the identity of Parent as the acquiror of the Company, or any action taken, delayed or omitted to be taken by Parent at the request or with the prior consent of the Company or Company OP or otherwise pursuant to the terms hereof), including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, tenants, or lenders, (3) national or international political conditions, trade disputes or the imposition of trade restrictions, tariffs or similar Taxes, sanctions, any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism, sabotage, strikes, freight embargoes or similar calamity or crisis, (4) fires, pandemics, epidemics, quarantine restrictions, earthquakes, hurricanes, tornados or other natural disasters, (5) any decline in the market price, or change in trading volume, of the capital stock of Parent or any failure to meet publicly announced revenue or earnings projections or predictions (whether such projections or predictions were made by Parent or independent third parties) or internal projections (it being understood and agreed that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Parent Material Adverse Effect), or (6) any damage or destruction of any Parent Property that is substantially covered by insurance, which in the case of each of clauses (A)(1), (A)(2), (B)(1), and (B)(3) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which Parent and the Parent Subsidiaries operate, and in the case of clause (B)(4) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and the Parent Subsidiaries operate in the geographic regions in which Parent and the Parent Subsidiaries operate or own or lease properties (and, in each such case, only the incremental disproportionate effect may be taken into account in determining whether there has been a Parent Material Adverse Effect).

“Parent OP Common Units” means “Common Units” (as defined in the Parent A&R OP Agreement).

“Parent OP Preferred Units” means “Preferred Units” (as defined in the Parent A&R OP Agreement).

“Parent OP Units” means, collectively, the Parent OP Common Units and the Parent OP Preferred Units.

“Parent Permitted Liens” means (i) Liens for Taxes not yet delinquent, that are payable without penalty, and Liens for Taxes being contested in good faith and for which there are adequate reserves on the financial statements of Parent (if such reserves are required pursuant to GAAP); (ii) mechanics’ and materialmen’s Liens for construction in progress, arising in the ordinary course of business of Parent or any Parent Subsidiary, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (iii) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of Parent or any Parent Subsidiary, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (iv) Laws, including zoning regulations and restrictions, that are imposed by any Governmental Entity having jurisdiction thereon that do not interfere materially with the present use of such property or, with respect to unimproved or vacant real property, interfere materially with the intended use of such property; (v) any tenant leases referred to in the rent rolls/aging reports delivered to Parent referred to in Section 4.12 hereof; (vi) any non-monetary title exception disclosed in any title insurance policy of Parent and its Subsidiaries (whether material or immaterial), any matter shown on an ALTA/ASCM survey obtained by Parent with respect to any Parent Property, and non-monetary Liens and obligations arising under the Parent Material Contracts, all of which individually or in the aggregate do not materially and adversely affect the use for its current purposes of any Parent Property; (vii) with respect to real property, easements, rights of way, restrictive covenants, declarations and agreements affecting use or occupancy, or reservations of an interest in title which individually or in the aggregate do not materially and adversely affect the use for its current purposes of any Parent Property; (viii) Liens imposed or promulgated by law or any Governmental Entity; (ix) Liens included in any Parent or Parent Subsidiary space lease with respect to real property provided that they do not materially adversely affect the use by Parent and its Subsidiaries of such property; (x) Liens securing any indebtedness, other amounts payable or any other obligations (including, without limitation, any “Indebtedness”, “Obligations”, “Secured Obligations”, or any similar or equivalent term in any mortgage or other agreement governing such indebtedness) incurred (A) pursuant to any mortgage, credit agreement, note purchase agreement or other agreement governing indebtedness in existence as of the date of this Agreement or (B) in compliance with Section 5.02(f); (xi) Liens that will be discharged prior to or in conjunction with the Closing; and (xii) other Liens being contested in the ordinary course of business and consistent with past practice, in good faith, provided an appropriate reserve has been established therefor on the Parent’s balance sheet.

“Parent Stockholder Approval” means the affirmative vote of a majority of the votes cast by the holders of the outstanding shares of Parent Common Stock entitled to vote at the Parent Stockholder Meeting on the issuance of Parent Common Stock in the Company Merger (including Parent Common Stock issuable upon redemption of Parent OP Common Units issued in the Partnership Merger) as contemplated by this Agreement.

“Parent Stockholder Meeting” means the meeting of the holders of Parent Common Stock for the purpose of seeking the Parent Stockholder Approval, including any postponement or adjournment thereof.

“Parent Subsidiaries” means Parent OP and any Subsidiary of Parent or Parent OP.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Protected Partner” means any partner, unit holder or other person defined, name or designated as a “Protected Partner,” “Contributor,” or indemnified party under, or Person entitled to indemnification under, any Tax Protection Agreement.

“Qualified REIT Subsidiary” means a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code.

“Qualifying Termination” means “Qualifying Termination” as defined in the applicable Company Equity Incentive Plan, or any termination of employment that qualifies a Person for severance in accordance with the terms of a Company Benefit Plan.

“Representatives” means, with respect to any Person, any officer, director or employee of, or any investment banker, attorney, accountant, consultant or other advisor or representative of such Person.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, REIT or other organization, whether incorporated or unincorporated, of which at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.  For purposes of this Agreement, any wholly owned Subsidiary of the Company OP will be deemed to be a wholly owned Subsidiary of the Company.

“Taxable REIT Subsidiary” means a “taxable REIT subsidiary” within the meaning of Section 856(l)(1) of the Code.

“Taxes” means any U.S. federal, state, local and foreign income, gross receipts, capital gains, withholding property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll excise environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Taxing Authority, whether computed on a separate, consolidated, unitary, combined or any other basis.

“Taxing Authority” means any Governmental Entity that imposes federal, state, local or foreign Taxes.

“Tax Protection Agreements” means any written agreement to which the Parent, any Parent Subsidiary, Company or any Company Subsidiary is a party pursuant to which: (i) any liability to a holder of limited partnership interests (or interests in an entity taxed as a partnership for federal income Tax purposes) relating to Taxes may arise, whether or not as a result of the consummation of the Transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests (or interests in an entity taxed as a partnership for federal income Tax purposes), the Parent, any Parent Subsidiary, Company or any Company Subsidiary has agreed to (A) maintain a minimum level of debt or continue a particular debt or allocate a certain amount of debt to a particular holder of any such interests, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner, in each case for Tax reasons.

“Terminating Employee” means the employees of the Company or the Company Subsidiaries whose employment with the Company or any Company Subsidiary is terminated on the Closing Date following the Effective Time.

“Termination Fee” means either the Parent Termination Fee or the Company Termination Fee, as applicable.

“VWAP of Parent Common Stock” means the volume weighted average price of shares of Parent Common Stock for a thirty (30)-trading day period, starting with the opening of trading on the first trading day of such period to the closing of the second to last trading day prior to the Closing Date, as reported by Bloomberg.

(b)          The following terms shall have the respective meanings set forth in the Section set forth opposite such term:

2026 Short Year	7.02(d)(1)
2026 Year	7.02(d)(2)
2027 Short Year	7.02(d)(1)
2027 Year	7.02(d)(2)
Acceptable Confidentiality Agreement	5.03(a)
Agreement	Preamble
Alternative Financing	6.13(c)
Alternative Structure	1.08
Available Funds	4.20(c)
Bankruptcy and Equity Exception	3.03(a)
Book-Entry Shares	2.03(c)(i)
Cancelled Shares	2.01(b)(i)
Capital Expenditures	5.01(m)
Change of Control Offer	6.15(a)
Chapter 10-34	Recitals
Closing	1.03
Closing Date.	1.03
Code	Recitals
Common Unit Merger Consideration	2.02(a)(ii)
Company	Preamble
Company 401(k) Plan	6.04(d)
Company Adverse Recommendation Change	5.03(b)
Company Alternative Acquisition Agreement	5.03(b)
Company Articles of Merger	1.04(a)
Company Benefit Plans	3.10(a)
Company Board	Recitals
Company Capital Stock	3.02(a)
Company Certificate of Merger	1.04(a)
Company Common Stock	2.01(a)(ii)

Company Contractors	3.09(a)
Company Disclosure Letter	ARTICLE III
Company Equity Awards	2.05(e)
Company ERISA Affiliate	3.10(j)
Company GP Interest	2.02(c)
Company Intellectual Property	3.15
Company Intervening Event	5.03(b)
Company Lease	3.14(d)
Company Leases	3.14(d)
Company Losses	6.14(d)
Company Material Contract	3.16(a)
Company Merger	Recitals
Company Nominees	1.06(b)
Company OP	Preamble
Company OP GP Approval	3.03(c)
Company Properties	3.14(a)
Company PSU	2.05(c)
Company Real Property Leases	3.14(i)
Company REIT Counsel	7.02(d)(1)
Company RSU	2.05(a)
Company SEC Documents	3.05(a)
Company Specified Action	3.11
Company Stock Option	2.05(d)
Company Takeover Proposal	5.03(a)
Company Tax Counsel	7.03(e)
Company Termination Fee	8.03(a)(i)
Company Title Insurance Policy	3.14(f)
Company Trustee RSU	2.05(a)
Confidentiality Agreement	6.02
Consent	3.04(b)
Credit Facilities Termination	6.15(b)
D&O Insurance	6.05(b)
Debt Commitment Letter	4.20
Debt Financing Entities	6.14(e)(i)
Debt Financing Parties	6.14(e)(i)
Debt Financing.	4.20
Definitive Agreements	6.13(a)
Delaware SOS	1.04(a)
DLLCA	Recitals
Effective Time	1.04(a)
End Date	8.01(b)
Environmental Permits	3.13(a)
Event	See Company Material Adverse Effect, 9.03(a)
Exchange Act	3.04(b)
Exchange Fund	2.03(b)
Exchange Rights Agreement	2.02(a)(iii)

Excluded Benefits	6.04(a)
Filed Company SEC Documents	ARTICLE III
Filed Parent SEC Documents	ARTICLE IV
GAAP	3.05(c)
Governmental Entity	3.04(b)
Indemnified Party	6.05(c)
IRS	3.08(a)
Joinder	Recitals
Judgment	3.04(a)
Law	3.04(a)
Leased Company Properties	3.14(a)
Leased Company Property	3.14(a)
Leased Parent Properties	4.12(a)
Leased Parent Property	4.12(a)
Lender Consent	6.15(c)
Lenders	4.20
Letter of Transmittal	2.03(c)(i)
Liens	3.02(c)
Losses	6.05(c)
Maryland Court	9.09
Maximum Premium	6.05(b)
Measurement Date	3.02(a)
Merger	Recitals
NDULPA	Recitals
Nominating Committee	1.06(b)
Non-Permitted Mortgage Liens	See Company Permitted Liens, 9.03(a)
North Dakota SOS	1.04(a)
OP Merger Sub	Preamble
Owned Company Properties	3.14(a)
Owned Company Property	3.14(a)
Owned Parent Properties	4.12(a)
Owned Parent Property	4.12(a)
Parent	Preamble
Parent 401(k) Plan	6.04(d)
Parent Adverse Recommendation Change	5.04(b)
Parent Board	Recitals
Parent Capital Stock	4.02(a)
Parent Disclosure Letter	ARTICLE IV
Parent Employee Plans	6.04(b)
Parent Intervening Event	5.04(b)
Parent Material Contract	4.13(a)
Parent Merger Sub	Recitals
Parent OP	Preamble
Parent OP GP Approval	4.03(c)
Parent OP Series A Designation	2.02(b)(i)
Parent OP Series A Preferred Unit	2.02(b)(i)

Parent OP Series B Designation	2.02(b)(ii)
Parent OP Series B Preferred Unit	2.02(b)(ii)
Parent Preferred Stock	4.02(a)
Parent Properties	4.12(a)
Parent Real Property Leases	4.12(g)
Parent REIT Counsel	7.03(d)
Parent SEC Documents	4.05(a)
Parent Section 368 Opinion	6.10(b)
Parent Specified Action	4.09
Parent Stock Option	2.05(d)
Parent Stock-Based RSU	2.05(b)(i)
Parent Takeover Proposal	5.04(a)
Parent Termination Fee	8.03(b)(i)
Partnership Articles of Merger	1.04(b)
Partnership Certificate of Merger	1.04(b)
Partnership Merger	Recitals
Partnership Merger Effective Time	1.04(b)
Paying Agent	2.03(a)
Paying Agent Agreement	2.03(a)
Permit	3.12
Preferred Unit Merger Consideration	2.02(b)(ii)
Pro Rata Dividend Amount	6.11(b)
Prohibited Modifications	6.13(b)
Qualifying Income	8.03(e)(i)
REIT	3.08(b)
REIT Dividend	6.12(a)
Related Party	8.03(d)
Remaining Share	2.01(b)(ii)
Required Financing Amounts	4.20(c)
Scheduled Partner	3.08(u)
SEC	ARTICLE III
Securities Act	3.16(a)(i)
Series D Merger Consideration	2.02(b)(i)
Series D Preferred Unit	See Company OP Preferred Units, 9.03(a)
Series E Merger Consideration	2.02(b)(ii)
Series E Preferred Unit	See Company OP Preferred Units, 9.03(a)
Share	2.01(a)(ii)
Share Merger Consideration	2.01(a)(ii)
Superior Company Proposal	5.03(a)
Superior Parent Proposal	5.04(a)
Surviving Company	1.01(a)
Surviving Company Common Stock	2.01(a)(i)
Surviving Company Share	2.01(a)(i)
Tax Returns	3.08(a)
Termination Date	8.01
Termination Payee	8.03(e)(i)

Termination Payor	8.03(e)(i)
Transactions	Recitals
Transfer Taxes	6.08
TRS Shareholder	2.01(b)(ii)
Voting Company Debt	3.02(a)
Voting Parent Debt	4.02(a)

9.04       Interpretation; Exhibits and Disclosure Letters.  The table of contents and headings contained in this Agreement or in any Exhibit hereto, the Company Disclosure Letter or the Parent Disclosure Letter are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.  Any capitalized terms used in any Exhibit, the Company Disclosure Letter or the Parent Disclosure Letter, but not otherwise defined therein, shall have the meaning as defined in this Agreement.  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to a Section or Article of, or an Exhibit to, this Agreement unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “or” has the inclusive meaning frequently identified with the phrase “and/or”.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Any item disclosed in any Section of the Company Disclosure Letter or the Parent Disclosure Letter whose relevance or applicability to any representation or warranty made elsewhere in this Agreement is reasonably apparent from the text of the disclosure made shall be deemed to be disclosed with respect to such Sections of such Company Disclosure Letter or Parent Disclosure Letter, as applicable, relating to such representation or warranty, notwithstanding the omission of a reference or cross-reference thereto and notwithstanding any reference to a section or subsection of this Agreement in the Company Disclosure Letter or Parent Disclosure Letter, as applicable.  The inclusion of any item in the Company Disclosure Letter or the Parent Disclosure Letter is neither an admission nor a determination that such item represents a material exception or fact, event or circumstance, that such item would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or is otherwise material in any respect, that such item falls within relevant minimum thresholds or materiality standards set forth in this Agreement or that such item is otherwise required to be set forth therein as an exception to any representation, warranty or covenant contained in this Agreement.  Any Law, agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented.  References to a Person are also to its permitted successors and assigns.  References to matters disclosed in the Filed Company SEC Documents or the Filed Parent SEC Documents are made without giving effect to any amendment to any such Filed Company SEC Document or Filed Parent SEC Document that is filed on or after the date hereof and exclude any disclosures set forth in any risk factor section, sections relating to forward looking statements and any other disclosures included in such Filed Company SEC Documents or Filed Parent SEC Documents that constitute predictive, cautionary or forward-looking statements. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is not a Business Day, the period in question will end on the next Business Day; and (iii) if any action must be taken on or by a day that is not a Business Day, such action may be validly taken on or by the next day that is a Business Day. Whenever this Agreement requires Parent Merger Sub or OP Merger Sub to take any action prior to the Effective Time, such requirement shall be deemed to include an undertaking on the part of Parent to cause Parent Merger Sub or OP Merger Sub, as applicable, to take such action. References to documents or information “made available” or “provided” by one party to the other party or similar terms shall mean documents or information (i) included in the Filed Company SEC Documents or the Filed Parent SEC Documents, as the case may be, which are publicly available on the SEC EDGAR database at least one (1) Business Day prior to the date hereof, (ii) delivered by or on behalf of such first party to the other party or its Representatives at least one (1) day prior to the execution hereof, or (iii) uploaded and viewable to the other party or its Representatives at least one (1) day prior to date hereof in the “Project Stanley Cup” virtual data room hosted on, in the case of documents “made available” or provided by the Company, Datasite or, in the case of documents “made available” or provided by Parent, DFIN.

9.05       Severability.  If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

9.06      Counterparts.  This Agreement may be executed (including by facsimile or email of a .pdf attachment) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, it being understood that all parties need not sign the same counterpart.  It shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.  The parties hereto may deliver this Agreement and the other transaction documents contemplated hereby by facsimile or email of a .pdf attachment, and each party shall be permitted to rely upon the signatures so transmitted to the same extent and effect as if they were original signatures.

9.07       Entire Agreement; No Third Party Beneficiaries.  This Agreement, taken together with the Exhibits hereto, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Transactions and (b) except for (i) Section 6.05, (ii) only with respect to holders of record of the Company Common Stock immediately prior to the Effective Time, and only after the Effective Time, for the provisions set forth in Article II, (iii) only with respect to holders of record of the Company OP Units immediately prior to the Partnership Merger Effective Time, and only after the Partnership Merger Effective Time, for the provisions set forth in Article II, including Parent OP’s obligation to use reasonable best efforts to enter into an Exchange Rights Agreement with each such holder, (iv) with respect to the Debt Financing Parties, Section 6.14(e) and Section 9.07(b), (v) Section 6.14(d), which shall inure to the benefit of the indemnified Persons described therein and (vi) Section 1.06(b) with respect to the Company Nominees actually included on the Parent Board at the Effective Time, are not intended to confer upon any Person other than the parties hereto any rights or remedies, whether as third-party beneficiaries or otherwise; provided, however, that the Company shall be entitled to pursue damages on behalf of its shareholders as provided in Section 9.13(b).

9.08       Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland; provided, however, that the (a) the Company Merger and the Partnership Merger shall be governed by the Laws of the States of Delaware and North Dakota and (b) Section 6.14(e) shall be governed by the Laws of the State of New York.

9.09       Jurisdiction; Venue.  Except as set forth in Section 6.14(e), all proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Circuit Court for Baltimore City (Maryland), or, if under applicable Law exclusive jurisdiction over the matter is vested in the federal courts, any federal court located in the State of Maryland (the “Maryland Court”).  In the case of a proceeding in the Circuit Court for Baltimore City (Maryland), each of the parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to such Maryland Court’s Business and Technology Case Management Program.  Each of the parties hereby irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction of the Maryland Court for the purpose of any proceeding brought by any party arising out of or relating to this Agreement, (b) agrees not to commence any such action or proceeding except in the Maryland Court, (c) irrevocably submits itself to the personal jurisdiction of the Maryland Court in any proceeding arising out of or relating to this Agreement, (d) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (e) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to venue of any such action or proceeding in the Maryland Court, and (f) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Maryland Court.  Each party irrevocably consents to service of process in the manner provided for notices in Section 9.02.  Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Law.

9.10      WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.  EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11      Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.12      Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and executed and delivered to the other parties hereto by a Person duly authorized by such party to do so.

9.13       Enforcement.

(a)          The parties hereto agree that irreparable damage for which monetary and other legal damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other Transactions) in accordance with its specified terms or otherwise breach any such provisions; provided, however, that in the event of a termination of this Agreement under circumstances in which the Termination Fee is payable, the Termination Payee will not be entitled to seek or obtain a decree or order of specific performance to enforce the observance or performance of, and will not be entitled to seek or obtain an injunction restraining the breach of, or to seek or obtain damages or any other remedy at law or in equity relating to any breach of, any covenant or obligation of the Termination Payor or any of its Affiliates other than with respect to the payment of the Termination Fee.  The parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent any breach or threatened breach of any of the covenants or obligations under this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages or otherwise.  Without limiting the foregoing, the Company shall have the right, on behalf of the Company’s shareholder and holders of Company Equity Awards (each of which are third-party beneficiaries of this Agreement to the extent required for this provision to be enforceable), to pursue specific performance as set forth in this Section 9.13 or, if specific performance is not sought or granted as a remedy, damages in accordance with this Agreement (which shall include the benefit of the bargain lost by the Company’s shareholder and holders of Company Equity Awards).  The parties hereto agree that such rights of specific enforcement are an integral part of the Transactions and that, without such rights, none of the parties hereto would have entered into this Agreement.

(b)        Notwithstanding anything to the contrary contained herein, prior to a valid termination of this Agreement pursuant to Article VIII, (i) the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent any breaches or threatened breaches of this Agreement by Parent or Parent OP and to enforce specifically the terms and provisions hereof, including Parent’s and Parent OP’s obligations to consummate the Merger and the other Transactions, and (ii) Parent shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent any breaches or threatened breaches of this Agreement by the Company or Company OP and to enforce specifically the terms and provisions hereof, including the Company’s and Company OP’s obligations to consummate the Merger and the other Transactions. Neither the commencement of any Legal Proceeding pursuant to this Section 9.13 nor anything else in this Section 9.13 shall restrict or limit the Company’s or Parent’s right to terminate this Agreement in accordance with the terms of Article VIII or (before or after any termination) to pursue any other remedies under this Agreement, and nothing in this Section 9.13 or elsewhere in this Agreement shall require the Company or Parent to institute any proceedings for specific performance prior to or as a condition to exercising any other right or remedy hereunder.  Without limiting the generality of the foregoing, any and all remedies herein conferred upon the Company or Parent are cumulative and not exclusive of any other remedy conferred hereby, or by law or equity upon the Company or Parent, and the exercise by the Company or Parent of any one remedy will not preclude the exercise of any other remedy.

(c)         Each party hereto further agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

IN WITNESS WHEREOF, Parent, Parent OP, OP Merger Sub, the Company and Company OP have duly executed this Agreement as of the date first written above.

INDEPENDENCE REALTY TRUST, INC.

by:	/s/ Scott F. Schaeffer
	Name:	Scott F. Schaeffer
	Title:	Chief Executive Officer

INDEPENDENCE REALTY OPERATING PARTNERSHIP, LP

By: INDEPENDENCE REALTY TRUST, INC.,
its General Partner

by:	/s/ Scott F. Schaeffer
	Name:	Scott F. Schaeffer
	Title:	Chief Executive Officer

ISLANDER OP MERGER SUB, LLC

By: INDEPENDENCE REALTY OPERATING PARTNERSHIP, LP,
its Sole Member

By: INDEPENDENCE REALTY TRUST, INC.,

its General Partner

by:	/s/ Scott F. Schaeffer
	Name:	Scott F. Schaeffer
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

CENTERSPACE

by:	/s/ Anne Olson
	Name:	Anne Olson
	Title:	President and Chief Executive Officer

CENTERSPACE, LP

By: CENTERSPACE, INC.
its General Partner

by:	/s/ Anne Olson
	Name:	Anne Olson
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CENTERSPACE
ARTICLES OF AMENDMENT AND
FOURTH RESTATED DECLARATION OF TRUST

These Articles of Amendment and Fourth Restated Declaration of Trust of Centerspace are made as of [●].

RECITALS

I.
Centerspace, a North Dakota real estate investment trust (the “Trust”), desires to amend and restate its Third Restated Declaration of Trust, as currently in effect, in the manner hereinafter set forth.

II.
The amendment to and restatement of the declaration of trust of the Trust as hereinafter set forth was advised by the Board of Trustees (the “Board”) of the Trust and approved by the shareholders (the “Shareholders”) of the Trust as required by law.

III.
The Trustees desire that the Trust continue to qualify as a “real estate investment trust” under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and under Chapter 10-34 of the North Dakota Century Code, as amended (“Chapter 10-34”), so long as such qualification, in the opinion of the Trustees, is advantageous to the Shareholders of the Trust.

DECLARATION

NOW, THEREFORE, the Trustees hereby declare that they hold the duties of Trustees hereunder in accordance with the terms and conditions hereinafter provided, which are all of the provisions of the Trust’s declaration of trust as currently in effect and as amended hereby.

ARTICLE I
THE TRUST

1.01       Name.

(a)
The Trust governed by this Amended and Restated Declaration of Trust (as amended, supplemented or restated from time to time, this “Declaration of Trust”) is herein referred to as the “Trust” and shall be known by the name “Centerspace.” So far as may be practicable, legal and convenient, the affairs of the Trust shall be conducted and transacted under such name, which name shall not refer to the Trustees individually or personally or to the beneficiaries or Shareholders of the Trust, or to any officers, employees or agents of the Trust.

(b)
Legal title to all of the properties subject from time to time to this Declaration of Trust shall be transferred to, vested in and held by the Trust in its own name except that the Board shall have the power to cause legal title to any property of the Trust to be held by and/or in the name of any other individual as nominee, on such terms, in such manner and with such powers as the Board may determine, provided that the interest of the Trust therein is, in the judgment of the Board, appropriately protected.

(c)
The Trust shall have the authority to operate under an assumed name or names in such state or states or any political subdivision thereof where it would not be legal, practical or convenient to operate in the name of the Trust. The Trust shall have the authority to file such assumed name certificates or other instruments in such places as may be required by applicable law to operate under such assumed name or names.

1.02       Principal Office. The principal office of the Trust is [1835 Market Street, Suite 2601, Philadelphia, PA 19103]. The Trust may have such other offices or places of business within or without the State of North Dakota as the Board may from time to time determine.

1.03       Nature of Trust. The Trust is a real estate investment trust under Chapter 10-34 and under the Code. The Trust is not intended to be, shall not be deemed to be, and shall not be treated as, a general partnership, limited partnership, joint stock association or, except as provided in  Section 2 of Article V, a corporation. The Shareholders shall be beneficiaries in such capacity and in accordance with the rights conferred on them hereunder.

1.04      Powers and Purposes. The Trust shall have all of the powers provided in Chapter 10-34, as amended, and shall have such additional powers as are not inconsistent with, and are appropriate with respect to, the purposes of the Trust as set forth in this Declaration of Trust. The purposes of the Trust are to purchase, hold, lease, manage, sell, exchange, develop, subdivide and improve real property and interests in real property and to invest in notes, bonds and other obligations secured by mortgages on real property, and in general, to do all other things in connection with the foregoing and to have and exercise all powers conferred by North Dakota law, and to do any or all of the things set forth herein to the same extent as natural persons might or could do. It is intended that the business of the Trust shall be conducted so that the Trust will qualify (so long as such qualification, in the opinion of the Board, is advantageous to the Shareholders) as a REIT.

1.05       Definitions. For purposes of this Declaration of Trust, the following terms shall have the following meanings:

(a)	“Affiliate” means any one of the following:

(i)	Any person or entity directly or indirectly owning, controlling, or holding, with power to vote ten percent (10%) or more of the outstanding voting securities of such entity.

(ii)	Any entity ten percent (10%) or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such person or entity.

(iii)	Any person or entity directly or indirectly controlling, controlled by, or under common control with such other person or entity.

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(iv)	Any executive officer, director, trustee, or general partner of such other person or entity.

(v)	Any entity for which such person or entity acts as an executive officer, director, Trustee or general partner.

(b)
“Beneficial Ownership” means, except as provided below in the following sentence, ownership of Shares by a Person (whether or not treated as an individual for purposes of Section 544 of the Code) who is or would be treated as an owner of such Shares either directly or constructively through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. “Beneficial Ownership” shall also mean beneficial ownership as defined under Rule 13(d) under the Securities Exchange Act of 1934, as amended, and, with respect to such meaning, Beneficial Ownership by any Person shall include Beneficial Ownership by other Persons who are part of the same group as the original Person for purposes of such Rule 13(d). The terms “Beneficial Owner,” “Beneficially Owns,” “Beneficially Own” and “Beneficially Owned” shall have correlative meanings.

(c)
“Charitable Beneficiary” means an organization or organizations described in Sections 170(b)(1)(A) and 170(c) of the Code and identified by the Board as the beneficiary or beneficiaries of the Excess Share Trust.

(d)	“Code” means the Internal Revenue Code of 1986, as amended from time to time.

(e)
“Constructive Ownership” means ownership of Shares by a Person who would be treated as an owner of such Shares, either directly or constructively through the application of Section 318 of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Owns,” “Constructively Owning” and “Constructively Owned” shall have correlative meanings.

(f)	“Excess Shares” means Shares resulting from an exchange described in subsection (b) of Article II, Section 5.

(g)	“Excess Share Trust” means the trust created pursuant to subsections (b) and (n) of Article II, Section 5.

(h)
“Excess Share Trustee” means a person, who shall be unaffiliated with the Trust, any Purported Beneficial Transferee and any Purported Record Transferee, identified by the Board as the trustee of the Excess Share Trust.

(i)
“Market Price” means the last reported sales price reported on the New York Stock Exchange (or such other similar exchange on which the Shares are listed and sold) for Shares on the trading day immediately preceding the relevant date, or if not then traded on the New York Stock Exchange (or such other similar exchange on which the Shares are listed and sold), the last reported sales price for Shares on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over or through which such Shares may be traded, or if not then traded over or through any exchange or quotation system, then the market price of such Shares on the relevant date as determined in good faith by the Board.

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(j)	“Non-U.S. Person” means a Person other than a U.S. Person.

(k)
“Ownership Limit” shall initially mean 9.8%, in number of Shares or value, of the outstanding Shares, and, after any adjustment as set forth in subsection (i) of Article II, Section 5, means such lesser or greater percentage of the outstanding Shares as so adjusted. The number and value of the outstanding Shares of the Trust shall be determined by the Board in good faith, which determination shall be conclusive for all purposes hereof.

(l)
“Person” means an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity.

(m)
“Purported Beneficial Transferee” means, with respect to any purported Transfer that results in Excess Shares, as defined in subsection (b) of Article II, Section 5, the beneficial holder of such Shares, if such Transfer had been valid under subsection (a) of Article II, Section 5.

(n)
“Purported Record Transferee” means, with respect to any purported Transfer that results in Excess Shares, as defined in subsection (b) of Article II, Section 5, the record holder of such Shares, if such Transfer had been valid under subsection (a) of Article II, Section 5.

(o)	“REIT” means a real estate investment trust under Section 856 of the Code.

(p)
“REIT Provisions of the Code” means Sections 856 through 860 of the Code and any successor or other provisions of the Code relating to REITs (including provisions as to the attribution of ownership of beneficial interests therein) and the regulations promulgated thereunder.

(q)
“Restriction Period” shall mean the time period from and including the date of the adoption of the ownership restrictions contained in Section 5 hereof, which shall be deemed to occur upon the Board’s adoption of this Fourth Restated Declaration of Trust, until the Board determines that it is no longer in the best interests of the Trust to continue to qualify as a REIT.

(r)	“Shares” means the shares of beneficial interest of the Trust as may be authorized and issued from time to time pursuant to this Declaration of Trust.

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(s)
“Transfer” means any sale, transfer, gift, assignment, devise or other disposition of Shares (including (i) the granting of any option or entering into any agreement for the sale, transfer or other disposition of such Shares, (ii) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for such Shares, but excluding the exchange of Units, debt or any security of the Trust for such Shares and (iii) any transfer or other disposition of any interest in such Shares as a result of a change in the marital status of the holder thereof), whether voluntary or involuntary, whether of record, constructively or beneficially and whether by operation of law or otherwise. The terms “Transfers” and “Transferred” shall have correlative meanings.

(t)
“Units” means units or other equity interests of any partnership or other entity (which for purposes of the provisions hereof shall include IRET Properties, a North Dakota Limited Partnership) that are convertible into or exchangeable for Shares or in respect of which any Shares may be issued in satisfaction of a unitholder’s redemption right.

(u)	“U.S. Person” means a person defined as a “United States Person” in Section 7701(a)(30) of the Code.

ARTICLE II
SHARES

2.01       Shares of Beneficial Interest. The interests of the Shareholders shall be divided into shares of beneficial interest that shall be known collectively as “Shares,” which shall include common shares of the Trust (“Common Shares”). All Shares shall be validly issued, fully paid and non-assessable by the Trust upon receipt of full consideration for which they have been issued. Each holder of Shares shall as a result thereof be deemed to have agreed to and be bound by the terms of this Declaration of Trust. The number of Shares authorized or issued hereunder shall be unlimited. The Shares may be issued for such consideration as the Trustees deem advisable. The Trustees are hereby expressly authorized at any time, and from time to time, to provide for the issuance of Shares upon such terms and conditions and pursuant to such agreements as the Trustees may determine. The Trustees shall have the authority to establish by resolution more than one class or series of Shares and to fix the relative rights and preferences of such different classes or series. Any resolution of the Trustees establishing more than one class or series of Shares and fixing the relative rights and preferences of such different classes or series shall become part of this Declaration of Trust. All Shares shall be (i) without par value; (ii) shall be of the same class; (iii) shall have equal non-cumulative voting rights at the rate of one vote per Share; (iv) shall have equal dividend, distribution, liquidation and other rights; (v) shall have no preference, conversion, exchange, sinking fund or redemption rights; and (vi) shall be fully paid and non-assessable, in each case, unless and until more than one class or series of Shares is established by the Trustees, after which the rights of such additional classes or series of Shares shall be as specified by the Trustees. Ownership of Shares shall be evidenced by certificates, provided, however, that, notwithstanding anything to the contrary in this Article II, the Board of Trustees may authorize the issue of some or all of the shares of any or all classes or series of Shares of the Trust without certificates; provided, further, that this authorization shall not affect Shares already represented by certificates until such certificates are surrendered to the Trust. Every holder of uncertificated Shares shall be entitled to receive, within a reasonable time after the issuance or transfer of uncertificated Shares, a statement of holdings as evidence of Share ownership.

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2.02       Sale of Shares. The Board, in its discretion, may from time to time issue or sell Shares, or contract to issue or sell Shares, to such party or parties and for such consideration, as allowed by law, at such time or times, and on such terms as the Board may deem appropriate. In connection with any issuance of Shares, the Board, in its discretion, may provide for the issuance of fractional Shares or the Board may, in its discretion, or if it sees fit at the option of each holder, provide for the adjustment of fractions in cash. Except as may be provided in this Declaration of Trust or in any agreement between the Trust and any of its Shareholders, the Shareholders shall have no preemptive rights of any kind whatsoever (including, but not limited to, the right to purchase or subscribe for or otherwise acquire any Shares of the Trust of any class, whether now or hereafter authorized, or any securities or obligations convertible into or exchangeable for, or any right, warrant or option to purchase such Shares, whether or not such Shares are issued and/or disposed of for cash, property or other consideration of any kind).

2.03       General Nature. All Shares shall be personal property entitling the Shareholders only to those rights provided in this Declaration of Trust or any resolutions by the Trustees creating classes or series of Shares. The legal ownership of the property of the Trust is exclusively vested in the Trust and the right to conduct the business of the Trust is vested exclusively in the Trustees; the Shareholders shall have no interest therein other than the beneficial interest in the Trust conferred by their Shares and shall have no right to compel any partition, division, dividend or distribution of the Trust or any of its property. The death, liquidation or termination of a Shareholder shall not terminate the Trust or give his, her or its legal representative or other successor in interest any rights against other Shareholders, the Trustees or the Trust property, except the right, exercised in accordance with applicable provisions of the Trust’s Bylaws (the “Bylaws”), to receive a new certificate for Shares in exchange for the certificate held by the deceased, liquidated or terminated Shareholder.

2.04       Acquisition of Shares. The Trust may repurchase or otherwise acquire its own Shares at such price or prices as may be determined by the Board, and, for such purpose, the Trust may create and maintain such reserves as are deemed necessary and proper. Shares issued hereunder and purchased or otherwise acquired for the account of the Trust shall not, so long as they belong to the Trust, either receive distributions (except that they shall be entitled to receive distributions payable in Shares of the Trust) or be voted at any meeting of the Shareholders. In the discretion of the Board any such Shares may be disposed of by the Board at such time or times, to such party or parties, and for such consideration, as the Board may deem appropriate, or may be returned to the status of authorized but unissued Shares of the Trust.

2.05       Transferability;  Transfer Restrictions and Ownership Limitations of Shares. Shares in the Trust shall be transferable (subject to the further provisions of this Section 5) in accordance with the procedures prescribed from time to time in the Bylaws. The person in whose name Shares are registered on the books of the Trust shall be deemed the absolute owner thereof and, until a transfer is effected on the books of the Trust, the Board shall not be affected by any notice, actual or constructive, of any transfer. Any issuance, redemption or transfer of Shares that would operate to disqualify the Trust as a REIT, shall be null and void ab initio.

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(a)	Ownership Limitation:

(i)
Except as provided in subsections (j) and (s) of this Section 5 and subject to subsection (a)(vii) of this Section 5, during the Restriction Period, no Person or Persons acting as a group shall Beneficially Own Shares in excess of the Ownership Limit.

(ii)
Except as provided in subsections (j) and (s) of this Section 5 and subject to subsection (a)(vii) of this Section 5, during the Restriction Period, any Transfer that, if effective, would result in any Person Beneficially Owning Shares in excess of the Ownership Limit shall be void ab initio as to the Transfer of Shares that would be otherwise Beneficially Owned by such Person in excess of the Ownership Limit; and the intended transferee shall acquire no rights in such Shares.

(iii)
Except as provided in subsections (j) and (s) of this Section 5 and subject to subsection (a)(vii) of this Section 5, during the Restriction Period, any Transfer that, if effective, would result in Shares being beneficially owned (as provided in Section 856(a) of the Code) by fewer than 100 Persons (determined without reference to any rules of attribution) shall be void ab initio as to the Transfer of Shares that would be otherwise beneficially owned (as provided in Section 856(a) of the Code) by the transferee; and the intended transferee shall acquire no rights in such Shares.

(iv)
Except as provided in subsection (j) of this Section 5 and subject to subsection (a)(vii) of this Section 5, during the Restriction Period, any Transfer that, if effective, would result in the Trust being “closely held” within the meaning of Section 856(h) of the Code shall be void ab initio as to the Transfer of Shares that would cause the Trust to be “closely held” within the meaning of Section 856(h) of the Code; and the intended transferee shall acquire no rights in such Shares.

(v)
Subject to subsection (a)(vii) of this Section 5, during the Restriction Period, any Transfer to a Non-U.S. Person shall be void ab initio as to the Transfer of such Shares if, as a result of such Transfer, the fair market value of Shares owned directly or indirectly by Non-U.S. Persons would comprise 50% or more of the fair market value of the issued and outstanding Shares of the Trust; and such Non-U.S. Person shall acquire no rights in such Shares.

(vi)
Subject to subsection (a)(vii) of this Section 5, during the Restriction Period, any Transfer that, if effective, would result in the disqualification of the Trust as a REIT by virtue of actual, Beneficial or Constructive Ownership of Shares shall be void ab initio as to such portion of the Transfer that would cause such disqualification; and the intended transferee shall acquire no rights in such Shares.

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(vii)
Nothing contained in this Section 5 shall preclude the settlement of any transaction entered into through the facilities of the NASDAQ National Market (or such other similar exchange on which the Shares are listed and sold). The fact that the settlement of any transaction is permitted shall not negate the effect of any other provision of this Section 5, and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Section 5.

(b)	Excess Shares.

(i)
Notwithstanding the other provisions contained in this Section 5, if, during the Restriction Period, there is a purported Transfer that is not void ab initio pursuant to subsection (a) of this Section 5 such that any Person would Beneficially Own Shares in excess of the Ownership Limit, then, except as otherwise provided in subsection (j) of this Section 5, Shares directly owned by such Person, shall be automatically exchanged for an equal number of Excess Shares until such Person does not Beneficially Own Shares in excess of the Ownership Limit. Such exchange shall be effective as of the close of business on the business day prior to the date of the purported Transfer. If, after exchanging all of the Shares owned directly by a Person, such Person still Beneficially Owns Shares in excess of the Ownership Limit, Shares owned by such Person constructively through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code, shall be exchanged for an equal number of Excess Shares until such Person does not Beneficially Own Shares in excess of the Ownership Limit. If such Person owns Shares constructively through one or more Persons and the Shares held by such other Persons must be exchanged for an equal number of Excess Shares, the exchange of Shares by such other Persons shall be pro rata.

(ii)
Notwithstanding the other provisions contained in this Section 5, if, during the Restriction Period, there is a purported Transfer or any sale, transfer, gift, assignment, devise or other disposition of Shares or other interests of a direct or indirect Shareholder of the Trust that is not void ab initio pursuant to subsection (a) of this Section 5 and that, if effective, would cause the Trust to become “closely held” within the meaning of Section 856(h) of the Code, then any Shares being Transferred that would cause the Trust to be “closely held” within the meaning of Section 856(h) of the Code (rounded up to the nearest whole Share) shall be automatically exchanged for an equal number of Excess Shares and be treated as provided in this Section 5. Such designation and treatment shall be effective as of the close of business on the business day prior to the date of the purported Transfer. If, after the exchange of any such Shares, the Trust is still “closely held” within the meaning of Section 856(h) of the Code, any individual whose Beneficial Ownership of Shares in the Trust increased as a result of the sale, transfer, gift, assignment, devise or other disposition of shares or other interests of a direct or indirect Shareholder of the Trust or any other event and is one of the five individuals who caused the Trust to be “closely held” within the meaning of Section 856(h) of the Code, shall exchange Shares owned directly for an equal number of Excess Shares until the Trust is not “closely held” within the meaning of Section 856(h) of the Code. If similarly situated individuals exist, the exchange shall be pro rata. If, after applying the foregoing provisions, the Trust is still “closely held” within the meaning of Section 856(h) of the Code, then any Shares constructively owned by such individuals shall be exchanged for Excess Shares, on a pro rata basis among similarly situated individuals, until the Trust is not “closely held” within the meaning of Section 856(h) of the Code.

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(iii)
If, during the Restriction Period, an event other than a purported Transfer (an “Event”) occurs that would cause any Person to Beneficially Own Shares in excess of the Ownership Limit, then, except as otherwise provided in subsection (j) of this Section 5, Shares Beneficially Owned by such Person shall be automatically exchanged for an equal number of Excess Shares to the extent necessary to eliminate such excess ownership. Such exchange shall be effective as of the close of business on the business day prior to the date of the Event. In determining which Shares are exchanged, Shares Beneficially Owned by any Person who caused the Event to occur shall be exchanged before any Shares not so held are exchanged. If similarly situated Persons exist, the exchange shall be pro rata. If any Person is required to exchange Shares pursuant to this subsection (b)(iii), such Person shall first exchange Shares directly held by such Person before exchanging Shares owned constructively through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. If such Person owns Shares constructively through one or more Persons and the Shares held by such other Persons must be exchanged for an equal number of Excess Shares, the exchange of Shares by such other Persons shall be pro rata.

(iv)
If, during the Restriction Period, an Event occurs that would cause the Trust to become “closely held” within the meaning of Section 856(h) of the Code, then Shares Beneficially Owned by any Person shall be automatically exchanged for an equal number of Excess Shares to the extent necessary to eliminate such excess ownership. Such exchange shall be effective as of the close of business on the business day prior to the date of the Event. In determining which Shares are exchanged, Shares Beneficially Owned by any Person who caused the Event to occur shall be exchanged before any Shares not so held are exchanged. If similarly situated Persons exist, the exchange shall be pro rata. If any Person is required to exchange Shares pursuant to this subsection (b)(iv), such Person shall first exchange Shares directly held by such Person before exchanging Shares owned constructively through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. If any Person owns Shares constructively through one or more Persons and the Shares held by such other Persons must be exchanged for an equal number of Excess Shares, the exchange of Shares by such other Persons shall be pro rata.

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(v)
If, notwithstanding the other provisions contained in this Article II, there is a purported Transfer that is not void ab initio pursuant to subsection (a) of this Section 5 to (A) a Non-U.S. Person or (B) a U.S. Person whose Shares would be treated as owned indirectly by a Non-U.S. Person, then any Shares being Transferred that would result in the fair market value of Shares owned directly or indirectly by Non-U.S. Persons comprising 50% or more of the fair market value of the issued and outstanding Shares of the Trust shall be automatically exchanged for an equal number of Excess Shares and be treated as provided in this Section 5. Such designation and treatment shall be effective as of the close of business on the business day prior to the date of the purported Transfer.

(vi)
If, notwithstanding the other provisions contained in this Article II, there is an event other than those described in subsection (b)(v) of this Section 5 (a “Non-U.S. Event”) that would result in the fair market value of Shares owned directly or indirectly by Non-U.S. Persons comprising 50% or more of the fair market value of the issued and outstanding Shares of the Trust, then Shares owned directly or indirectly by Non-U.S. Persons shall be automatically exchanged for an equal number of Excess Shares to the extent necessary to eliminate such excess ownership. Such exchange shall be effective as of the close of business on the business day prior to the date of the Non-U.S. Event. In determining which Shares are exchanged, Shares owned directly or indirectly by any Non-U.S. Person who caused the Non-U.S. Event to occur shall be exchanged before any Shares not so held are exchanged. If similarly situated Persons exist, the exchange shall be pro rata. If the Non-U.S. Event was not caused by a Non-U.S. Person, Shares owned directly or indirectly by Non-U.S. Persons shall be chosen by random lot and exchanged for Excess Shares until Non-U.S. Persons do not own directly or indirectly 50% or more of the issued and outstanding Shares.

(vii)
Notwithstanding the other provisions contained in this Section 5, if, during the Restriction Period, there is a purported Transfer or any sale, transfer, gift, assignment, devise or other disposition of Shares or other interests of a direct or indirect Shareholder of the Trust that, if effective, would result in the disqualification of the Trust as a REIT by virtue of actual, Beneficial or Constructive Ownership of Shares, then any Shares being Transferred that would result in such disqualification shall be automatically exchanged for an equal number of Excess Shares and shall be treated as provided in this Section 5. Such designation and treatment shall be effective as of the close of business on the business day prior to the date of the purported Transfer.

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(viii)
If, during the Restriction Period, notwithstanding the other provisions contained in this Section 5, there is an event (a “Prohibited Owner Event”) that would result in the disqualification of the Trust as a REIT by virtue of actual, Beneficial or Constructive Ownership of Shares, then Shares that would result in the disqualification of the Trust shall be automatically exchanged for an equal number of Excess Shares to the extent necessary to avoid such disqualification. Such exchange shall be effective as of the close of business on the business day prior to the date of the Prohibited Owner Event. In determining which Shares are exchanged, Shares owned directly or indirectly by any Person who caused the Prohibited Owner Event to occur shall be exchanged before any Shares not so held are exchanged. If similarly situated Persons exist, the exchange shall be pro rata. If the Trust is still disqualified, Shares owned directly or indirectly by Persons who did not cause the Prohibited Owner Event to occur shall be chosen by random lot and exchanged for Excess Shares until the Trust is no longer disqualified as a REIT.

(c)
Prevention of Transfer. If the Board or its designee shall at any time determine in good faith that a Transfer has taken place in violation of subsection (a) of this Section 5 or that a Person intends to acquire or has attempted to acquire Beneficial Ownership (determined without reference to any rules of attribution) of any Shares in violation of subsection (a) of this Section 5, the Board or its designee shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer, including, but not limited to, refusing to give effect to such Transfer on the books of the Trust or instituting proceedings to enjoin such Transfer; provided, however, that any Transfers or attempted Transfers in violation of subsection (a) of this Section 5 shall automatically result in the designation and treatment described in subsection (b) of this Section 5, irrespective of any action (or non-action) by the Board.

(d)
Notice to Trust. Any Person who acquires or attempts to acquire Shares in violation of subsection (a) of this Section 5, or any Person who is a transferee such that Excess Shares result under subsection (b) of this Section 5, shall immediately give written notice or, with respect to a proposed or attempted Transfer, give at least thirty (30) days’ prior written notice to the Trust of such event and shall provide to the Trust such other information as the Trust may request in order to determine the effect, if any, of such Transfer or attempted Transfer on the Trust’s status as a REIT.

(e)	Information for Trust. During the Restriction Period:

(i)
Every Beneficial Owner of more than 5% (or such other percentage, between 0.5% and 5%, as provided in the income tax regulations promulgated under the Code) of the number of outstanding Shares of the Trust shall, within thirty (30) days after January 1 of each year, give written notice to the Trust stating the name and address of such Beneficial Owner, the number of Shares Beneficially Owned and a description of how such Shares are held; and each such Beneficial Owner shall provide to the Trust such additional information as the Trust may reasonably request in order to determine the effect, if any, of such Beneficial Ownership on the Trust’s status as a REIT; and

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(ii)
Each Person who is a Beneficial Owner of Shares and each Person (including the Shareholder of record) who is holding Shares for a Beneficial Owner, shall provide to the Trust in writing such information with respect to direct, indirect and constructive ownership of Shares as the Board deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to determine the Trust’s status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

(f)
Other Action by Board. Subject to subsection (a) of this Section 5, nothing contained in this Section 5 shall limit the authority of the Board to take such other action as it deems necessary or advisable to protect the Trust and the interests of its Shareholders by preservation of the Trust’s status as a REIT.

(g)
Ambiguities. In the case of an ambiguity in the application of any of the provisions of this Section 5, including any definition set forth in Article I, Section 5, the Board shall have the power to determine the application of the provisions of this Section 5 with respect to any situation based on the facts known to it.

(h)
Increase or Decrease in Ownership Limit. Subject to the limitations provided in subsection (i) of this Section 5, the Board may from time to time increase or decrease the Ownership Limit; provided, however, that any decrease may only be made prospectively as to subsequent holders (other than a decrease as a result of a retroactive change in existing law that would require a decrease to retain REIT status, in which case such decrease shall be effective immediately).

(i)	Limitations on Changes in Ownership Limits.

(i)
The Ownership Limit may not be increased if, after giving effect to such increase, five individual Beneficial Owners of Shares could Beneficially Own, in the aggregate, more than 49.9% in number or value of the outstanding Shares.

(ii)
Prior to the modification of any Ownership Limit pursuant to subsection (h) of this Section 5, the Board may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Trust’s status as a REIT.

(j)
Waivers by the Board. The Board, upon receipt of a ruling from the Internal Revenue Service, an opinion of counsel to the effect that such exemption will not result in the Trust being “closely held” within the meaning of Section 856(h) of the Code, or such other evidence as the Board deems necessary in its sole discretion, may exempt, on such conditions and terms as the Board deems necessary in its sole discretion, a Person from the Ownership Limit if the Board obtains such representations and undertakings from such Person as the Board may deem appropriate and such Person agrees that any violation or attempted violation shall result in, to the extent necessary, the exchange of Shares held by such Person for Excess Shares in accordance with subsection (b) of this Section 5.

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(k)	Legend. Each certificate for Shares shall bear substantially the following legend:

“The securities represented by this certificate are subject to restrictions on ownership and transfer for purposes of the Trust’s maintenance of its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Except as otherwise provided pursuant to the Amended and Restated Declaration of Trust of the Trust, no Person may Beneficially Own Shares in excess of 9.8% (or such greater percentage as may be determined by the Board of Trustees of the Trust) of the number or value of the outstanding Shares of the Trust. Any Person who attempts or proposes to Beneficially Own Shares in excess of the above limitations must notify the Trust in writing at least thirty (30) days prior to such proposed or attempted Transfer. In addition, Share ownership by and transfers of Shares to Non-U.S. Persons are subject to certain restrictions. If the restrictions on transfer are violated, the securities represented hereby shall be designated and treated as Excess Shares that shall be held in trust by the Excess Share Trustee for the benefit of the Charitable Beneficiary. All capitalized terms in this legend have the meanings defined in the Amended and Restated Declaration of Trust of the Trust, a copy of which, including the restrictions on transfer, shall be furnished to each Shareholder on request and without charge.”

(l)
Severability. If any provision of this Section 5 or any application of any such provision is determined to be void, invalid or unenforceable by any court having jurisdiction over the issue, the validity and enforceability of the remaining provisions shall be affected only to the extent necessary to comply with the determination of such court.

(m)
Transfer of Excess Shares. Upon any purported Transfer that results in Excess Shares pursuant to subsection (b) of this Section 5, such Excess Shares shall be deemed to have been transferred to the Excess Share Trustee, as trustee of a special trust for the exclusive benefit of the Charitable Beneficiary or Charitable Beneficiaries to whom an interest in such Excess Shares may later be transferred pursuant to subsection (b) of this Section 5. Excess Shares so held in trust shall be issued and outstanding Shares of the Trust. The Purported Record Transferee or Purported Record Holder shall have no rights in such Excess Shares except as provided in subsection (q) of this Section 5. The Excess Share Trustee shall receive reasonable compensation for his or her work, and the reimbursement of any reasonable expenses; said compensation and reimbursement shall be paid out of the proceeds generated by distributions upon, or if necessary the sale of, the Excess Shares.

(n)
Distributions on Excess Shares. Any dividends (whether taxable as a dividend, return of capital or otherwise) on Excess Shares shall be paid to the Excess Share Trust for the benefit of the Charitable Beneficiary. Upon liquidation, dissolution or winding up, the Purported Record Transferee shall receive the lesser of (i) the amount of any distribution made upon liquidation, dissolution or winding up or (ii) the price paid by the Purported Record Transferee for the Shares, or if the Purported Record Transferee did not give value for the Shares, the Market Price of the Shares on the day of the event causing the Shares to be held in trust. Any such dividend paid or distribution paid to the Purported Record Transferee in excess of the amount provided in the preceding sentence prior to the discovery by the Trust that the Shares with respect to which the dividend or distribution was made had been exchanged for Excess Shares shall be repaid to the Excess Share Trust for the benefit of the Charitable Beneficiary.

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(o)
Voting of Excess Shares. The Excess Share Trustee shall be entitled to vote the Excess Shares for the benefit of the Charitable Beneficiary on any matter. Any vote taken by a Purported Record Transferee prior to the discovery by the Trust that the Excess Shares were held in trust shall, subject to applicable law, be rescinded ab initio , provided, however, that if the Trust has taken irreversible action, a vote need not be rescinded. The owner of the Excess Shares shall be deemed to have given an irrevocable proxy to the Excess Share Trustee to vote the Excess Shares for the benefit of the Charitable Beneficiary.

(p)
Non-Transferability of Excess Shares. Excess Shares shall be transferable only as provided in this subsection (p). At the direction of the Board, the Excess Share Trustee shall transfer the Shares held in the Excess Share Trust to a Person whose ownership of the Shares will not violate the Ownership Limit. If Shares were transferred to the Excess Share Trustee pursuant to subsection (b)(i), (b)(ii), (b)(iii) or (b)(iv) of this Section 5, at the direction of the Board, the Excess Share Trustee shall transfer the Shares held by the Excess Share Trustee to a Person who makes the highest offer for the Excess Shares and pays the purchase price and whose ownership of the Shares will not violate the Ownership Limit. If Shares were transferred to the Excess Shares Trustee pursuant to subsection (b)(v) or (b)(vi) of this Section 5, at the direction of the Board, the Excess Share Trustee shall transfer the Shares held by the Excess Share Trustee to the U.S. Person who makes the highest offer for the Excess Shares and pays the purchase price. If such a transfer is made to a Person, the interest of the Charitable Beneficiary shall terminate and proceeds of the sale shall be payable to the Purported Record Transferee and to the Charitable Beneficiary. The Purported Record Transferee shall receive (i) the lesser of (A) the price paid by the Purported Record Transferee for the Shares or, if the Purported Record Transferee did not give value for the Shares, the Market Price of the Shares on the day of the event causing the Shares to be held in trust, and (B) the price received by the Excess Share Trust from the sale or other disposition of the Shares minus (ii) any dividend paid or distribution paid to the Purported Record Transferee that the Purported Record Transferee was under an obligation to repay to the Excess Share Trustee but has not repaid to the Excess Share Trustee at the time of the distribution of the proceeds, and minus (iii) any compensation and expense reimbursement paid to the Excess Share Trustee pursuant to subsection (m) of this Section 5. Any proceeds in excess of the amount payable to the Purported Record Transferee shall be paid to the Charitable Beneficiary. Prior to any transfer of any Excess Shares by the Excess Share Trustee, the Trust must have waived in writing its purchase rights under subsection (r) of this Section 5. It is expressly understood that the Purported Record Transferee may enforce the provisions of this Section 5 against the Charitable Beneficiary.

(q)
Acting as Agent. If any of the foregoing restrictions on transfer of Excess Shares is determined to be void, invalid or unenforceable by any court of competent jurisdiction, then the Purported Record Transferee may be deemed, at the option of the Trust, to have acted as an agent of the Trust in acquiring such Excess Shares and to hold such Excess Shares on behalf of the Trust.

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(r)
Call by Trust on Excess Shares. Excess Shares shall be deemed to have been offered for sale to the Trust, or its designee, at a price per Share equal to the lesser of (i) the price per Share in the transaction that created such Excess Shares (or, in the case of a devise, gift or other transaction in which no value was given for such Excess Shares, the Market Price at the time of such devise, gift or other transaction) and (ii) the Market Price of the Shares to which such Excess Shares relate on the date the Trust, or its designee, accepts such offer (the “Redemption Price”). The Trust shall have the right to accept such offer for a period of 90 days after the later of (A) the date of the Transfer that resulted in such Excess Shares and (B) the date the Board determines in good faith that a Transfer resulting in Excess Shares has occurred, if the Trust does not receive a notice of such Transfer pursuant to subsection (d) of this Section 5, but in no event later than a permitted Transfer pursuant to and in compliance with the terms of subsection (p) of this Section 5. Unless the Board determines that it is in the interests of the Trust to make earlier payments of all of the amount determined as the Redemption Price per Share in accordance with the preceding sentence, the Redemption Price may be payable at the option of the Board at any time up to but not later than five years after the date the Trust accepts the offer to purchase the Excess Shares. In no event shall the Trust have an obligation to pay interest to the Purported Record Transferee.

(s)
Underwritten Offerings. The Ownership Limit shall not apply to the acquisition of Shares or rights, options or warrants for, or securities convertible into, Shares by an underwriter in a public offering, provided that the underwriter makes a timely distribution of such Shares or rights, options or warrants for, or securities convertible into, Shares.

ARTICLE III
SHAREHOLDERS

3.01        Meetings.

(a)
Meetings of the Shareholders holding Common Shares of the Trust (“Common Shareholders”) may be held at such time and place as the Board shall prescribe, or, in the sole discretion of the Board, by means of remote communication as authorized by the laws of North Dakota, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. The annual meeting of Common Shareholders shall be held upon proper notice at a convenient location. Special meetings of Common Shareholders may be called by a majority of the Trustees, or by the Chief Executive Officer (if one has been elected) and shall be called upon the written request of the Common Shareholders holding in the aggregate not less than 10 percent (10%) of the outstanding Common Shares entitled to vote in the manner provided in the Bylaws. If there shall be no Trustees, the officers of the Trust shall promptly call a special meeting of the Common Shareholders for the election of successor Trustees. Written or printed notice shall be provided to the Common Shareholders stating the place, date and time of the Common Shareholders’ meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

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(b)
A majority of the Common Shares entitled to vote at any meeting (the “Majority Voting Shares”) represented in person or by proxy shall constitute a quorum at such meeting. Whenever any action is to be taken by the Common Shareholders, it shall, except as otherwise required by law or this Declaration of Trust or the Bylaws, be authorized by the Common Shareholders holding the Majority Voting Shares present in person or by proxy at a meeting at which a quorum is present.

3.02       Voting. At each meeting of Common Shareholders, each Common Shareholder entitled to vote shall have the right to vote, in person or by proxy in any manner permitted under North Dakota law, such number of votes per Share owned by him or her as reflects the voting power of such Shares on each matter on which the vote of the Common Shareholders is taken. In any election of Trustees in which more than one vacancy is to be filled, each Common Shareholder may vote such number of votes per Common Shares owned by him or her as reflects the voting power of such Common Shares for each vacancy to be filled as to which such Common Shares are entitled to vote. There shall be no right of cumulative voting. Except (i) to the extent provided otherwise in this Declaration of Trust, as amended and restated from time to time (including any resolution of the Trustees establishing more than one class or series of Shares and fixing the relative rights and preferences of such different classes or series) or (ii) as otherwise provided by law, each outstanding Common Share, regardless of class or series, shall be entitled to one vote on each matter submitted to a vote at a meeting of Common Shareholders.

3.03      Distributions. The Board may from time to time pay to Shareholders such dividends or distributions in cash, property or other assets of the Trust or in securities of the Trust or from any other source as the Board in its discretion shall determine. The Board shall endeavor to authorize the Trust to pay such dividends and distributions as shall be necessary for the Trust to qualify as a REIT under the REIT Provisions of the Code (so long as such qualification, in the opinion of the Board, is in the best interests of the Shareholders); provided, however, Shareholders shall have no right to any dividend or distribution unless and until authorized by the Board. The exercise of the powers and rights of the Board pursuant to this Section 3 shall be subject to the provisions of any class or series of Shares at the time outstanding and to applicable law. The receipt by any Person in whose name any Shares are registered on the records of the Trust or by his or her duly authorized agent shall be a sufficient discharge for all dividends or distributions payable or deliverable in respect of such Shares and from all liability with respect to the application thereof.

3.04     Nonliability and Indemnification. Shareholders shall not be personally or individually liable in any manner whatsoever for any debt, act, omission or obligation incurred by the Trust or the Board and shall be under no obligation to the Trust or its creditors with respect to their Shares other than the obligation to pay to the Trust the full amount of the consideration for which the Shares were issued or to be issued. The Shareholders shall not be liable to assessment and the Board shall have no power to bind the Shareholders personally. The Trust shall indemnify and hold each Shareholder harmless from and against all claims and liabilities, whether they proceed to judgment or are settled or otherwise brought to a conclusion, to which such Shareholder may become subject by reason of his or her being or having been a Shareholder, and shall reimburse such Shareholder for all legal and other expenses reasonably incurred by him or her in connection with any such claim or liability; provided, however, that such Shareholder must give prompt notice as to any such claims or liabilities or suits and must take such action as will permit the Trust to conduct the defense thereof. The rights accruing to a Shareholder under this Section 4 shall not exclude any other right to which such Shareholder may be lawfully entitled, nor shall anything contained herein restrict the right of the Trust to indemnify or reimburse a Shareholder in any appropriate situation even though not specifically provided herein; provided, however, that the Trust shall have no liability to reimburse Shareholders for taxes assessed against them by reason of their ownership of Shares, nor for any losses suffered by reason of changes in the market value of securities of the Trust. No amendment to this Declaration of Trust increasing or enlarging the liability of the Shareholders shall be made without the unanimous vote or written consent of all of the Shareholders.

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3.05       Notice of Nonliability. The Board shall use every reasonable means to assure that all persons having dealings with the Trust shall be informed that the private property of the Shareholders and the Trustees shall not be subject to claims against and obligations of the Trust to any extent whatever.

ARTICLE IV
THE TRUSTEES

4.01       Number, Qualification, Compensation and Term.

(a)
The Board shall be comprised of not less than three (3) nor more than fifteen (15) Trustees. The number of Trustees may be changed from time to time by resolution of the Board within the limits provided in the preceding sentence. Trustees may succeed themselves in office. Trustees shall be natural persons who are at least 21 years old.

(b)	The term of office of each Trustee shall be from the date of his or her election or appointment until the election and qualification of his successor by the Shareholders.

(c)
No reduction in the number of Trustees shall have the effect of removing any Trustee from office prior to the expiration of his or her term. Whenever a vacancy among the Trustees shall occur, until such vacancy is filled as provided in Section 4, the Trustee or Trustees continuing in office, regardless of their number, shall have all of the powers granted to the Board and shall discharge all of the duties imposed on the Board by this Declaration of Trust.

(d)	No Trustee shall be required to give bond, surety or securities to secure the performance of his or her duties or obligations hereunder.

(e)	The Trustees shall receive such fees for their services and expenses as they shall deem reasonable and proper. A majority of the Trustees shall not be officers or employees of the Trust.

(f)	The records of the Trust shall be revised to reflect the names, classes and addresses of the current Trustees, at such times as any change has occurred.

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4.02      Resignation, Removal and Death. A Trustee may resign at any time by giving written notice thereof to the Trust and to the other Trustees at the principal office of the Trust. The acceptance of a resignation shall not be necessary to make it effective. A Trustee may be removed with or without cause (i) by the Common Shareholders holding the Majority Voting Shares, or (ii) by the Trustees then in office by a majority vote (which action shall be taken only by vote at a meeting and not by authorization without a meeting, notwithstanding anything in Section 4 of this Article IV to the contrary), provided, however, that in the case of any Trustees elected by Shareholders, such Trustee may be removed without cause by the affirmative vote of Shareholders holding the Majority Voting Shares. Upon the resignation or removal of any Trustee, he or she shall execute and deliver such documents and render such accounting as the remaining Trustee or Trustees shall require and shall thereupon be discharged as Trustee. Upon the incapacity or death of any Trustee, his or her status as a Trustee shall immediately terminate, and his or her legal representatives shall perform the acts set forth in the preceding sentence until the resulting vacancy is filled pursuant to Section 3.

4.03       Vacancies. The resignation, removal, incompetency or death of any or all of the Trustees shall not terminate the Trust or affect its continuity. During a vacancy, the remaining Trustee or Trustees may exercise the powers of the Trustees hereunder. Whenever there shall be a vacancy or vacancies among the Trustees (including vacancies resulting from an increase in the number of Trustees), such vacancy or vacancies shall be filled (i) by the Common Shareholders holding the Majority Voting Shares at a special meeting of Common Shareholders called for such purpose, (ii) by the Common Shareholders holding the Majority Voting Shares by written consent, (iii) by the Trustee or Trustees then in office, or (iv) by the Common Shareholders holding the Majority Voting Shares at the next meeting of the Common Shareholders. Any Trustee elected by the Shareholders shall hold office for the balance of the unexpired term of the Trustee whom they are replacing or whose vacancy they are filling (or in the case of a vacancy created by an increase in the number of Trustees, for the balance of the unexpired term of Trustees of the same class of Trustees). Any Trustee appointed by the remaining Trustee or Trustees to fill vacancies shall hold office until the next annual meeting of Shareholders and until his or her successor is elected and qualifies.

4.04      Meetings and Action Without a Meeting. The Board may act with or without a meeting. Except as otherwise provided herein, any action of a majority of Trustees present at a duly convened meeting of the Board shall be conclusive and binding as an action of the Board. A quorum for meetings of the Board shall be a majority of all of the Trustees in office. Action may be taken without a meeting in any manner and by any means permitted by law, but only by unanimous consent of all of the Trustees in office and shall be evidenced by a written certificate or instrument signed by all of the Trustees in office. Any action taken by the Board in accordance with the provisions of this Section 4 shall be conclusive and binding on the Trust, the Trustees and the Shareholders, as an action of all of the Trustees, collectively, and of the Trust. Any deed, mortgage, evidence of indebtedness or other instrument, agreement or document of any character, whether similar or dissimilar, executed by one or more of the Trustees, when authorized at a meeting or by written authorization without a meeting in accordance with the provisions of this Section 4, shall be valid and binding on the Trustees, the Trust and the Shareholders.

4.05       Authority. The Trustees shall have absolute and exclusive control over the management and conduct of the business affairs of the Trust, free from any power or control on the part of the Shareholders, subject only to the express limitations in this Declaration of Trust.

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4.06      Powers. The Board shall have all of the powers necessary, convenient or appropriate to effectuate the purposes of the Trust and may take any action that it deems necessary or desirable and proper to carry out such purposes. Any determination of the purposes of the Trust made by the Board in good faith shall be conclusive. In construing the provisions of this Declaration of Trust, the presumption shall be in favor of the grant of powers to the Board. Without limiting the generality of the foregoing, the Board’s powers on behalf of the Trust shall include, but not limited to, the following:

(a)
To purchase, acquire through the issuance of Shares in the Trust, obligations of the Trust or otherwise, mortgage, sell, acquire on lease, hold, manage, improve, lease to others, option, exchange, release and partition real estate interests of every nature, including freehold, leasehold, mortgage, ground rent and other interests therein; and to erect, construct, alter, repair, demolish or otherwise change buildings, structures and other improvements of every nature.

(b)
To purchase, acquire through the issuance of Shares in the Trust, obligations of the Trust or otherwise, option, sell and exchange stocks, bonds, notes, certificates of indebtedness and securities of every nature.

(c)
To purchase, acquire through the issuance of Shares in the Trust, obligations of the Trust or otherwise, mortgage, sell, acquire on lease, hold, manage, improve, lease to others, option and exchange personal property of every nature.

(d)	To hold legal title to property of the Trust in the name of the Trust.

(e)
To borrow money for the purposes of the Trust and to give notes or other negotiable or nonnegotiable instruments of the Trust therefore; to enter into other obligations or guarantee the obligations of others on behalf of and for the purposes of the Trust; and to mortgage or pledge or cause to be mortgaged or pledged real and personal property of the Trust to secure such notes, debentures, bonds, instruments or other obligations.

(f)	To lend money on behalf of the Trust and to invest the funds of the Trust.

(g)	To create reserve funds for such purposes as it deems advisable.

(h)	To deposit funds of the Trust in banks and other depositories without regard to whether such accounts will draw interest.

(i)
To pay taxes and assessments imposed on or chargeable against the Trust, the Trustees or property of the Trust by virtue of or arising out of the existence, property, business or activities of the Trust.

(j)	To purchase, issue, sell or exchange Shares as provided in Article II.

(k)
To exercise with respect to property of the Trust, all options, privileges and rights, whether to vote, assent, subscribe or convert, or of any other nature; to grant proxies; and to participate in and accept securities issued under any voting trust agreement.

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(l)
To participate in any reorganization, readjustment, consolidation, merger, dissolution, sale or purchase of assets, lease or similar proceedings of any corporation, partnership or other organization in which the Trust shall have an interest and in connection therewith to delegate discretionary powers to any reorganization, protective or similar committee and to pay assessments and other expenses in connection therewith.

(m)
To engage or employ agents, representatives and employees of any nature, or independent contractors, including, but not limited to, transfer agents for the transfer of Shares in the Trust, registrars, underwriters for the sale of Shares in the Trust, independent certified public accountants, attorneys at law, appraisers and real estate agents and brokers; and to delegate to one or more Trustees, agents, representatives, employees, independent contractors or other persons such powers and duties as the Board deems appropriate.

(n)
To determine conclusively the allocation between capital and income of the receipts, holdings, expenses and disbursements of the Trust, regardless of the other allocations that might be considered appropriate in the absence of this provision.

(o)	To determine conclusively the value from time to time, and to revalue, the real estate, securities and other property of the Trust by means of independent appraisals.

(p)	To compromise or settle claims, questions, disputes and controversies by, against or affecting the Trust.

(q)	To solicit proxies of the Shareholders.

(r)	To adopt a fiscal year for the Trust and to change such fiscal year in accordance with the REIT Provisions of the Code.

(s)	To adopt and use a seal, or to operate without a seal.

(t)	To merge the Trust with or into any other trust, corporation or other entity in accordance with law and the other provisions of this Declaration of Trust.

(u)
To deal with the Trust property in every way, including joint ventures, partnerships and any other combinations or associations, that it would be lawful for an individual to deal with the same, whether similar to or different from the ways herein specified.

(v)	To determine whether or not, at any time or from time to time, to attempt to cause the Trust to qualify for taxation, or to terminate the status of the Trust, as a REIT.

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(w)
To make, adopt, amend or repeal Bylaws containing provisions relating to the business of the Trust, the conduct of its affairs, its rights or powers and the rights or powers of its Shareholders, Trustees or officers to the extent not inconsistent with law or this Declaration of Trust.

(x)
To serve as a trustee of a REIT or of any other entity or to act as a fiduciary, partner, limited partner, manager, member, or in any other representative capacity, as the case may be, with respect to any other entity.

(y)
To do all other such acts and things as are incident to the foregoing and to exercise all powers that are necessary or useful to carry on the business of the Trust, to promote any of the purposes of the Trust and to carry out the provisions of this Declaration of Trust.

4.07      Right to Own Shares. A Trustee may acquire, hold and dispose of Shares in the Trust for his or her individual account and may exercise all rights of a Shareholder to the same extent and in the same manner as if he or she were not a Trustee.

4.08       Transactions with Trust. Subject to any restrictions in this Declaration of Trust or adopted by the Board in the Bylaws or by resolution, the Trust may enter into any contract or transaction of any kind (including, but not limited to, for the purchase or sale of property or for any type of services, including those in connection with underwriting or the offer or sale of securities of the Trust) with any person, including any Trustee, officer, employee or agent of the Trust or any person affiliated with a Trustee, officer, employee or agent of the Trust, whether or not any of them has a financial interest in such transaction.

4.09       Limitation of Liability of Trustees. To the maximum extent that North Dakota law in effect from time to time permits limitation of the liability of trustees of a real estate investment trust, no Trustee of the Trust shall be liable to the Trust or to any Shareholder for money damages. Neither the amendment nor repeal of this Section 9, nor the adoption or amendment of any other provision of this Declaration of Trust inconsistent with this Section 9, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act that occurred prior to such amendment, repeal or adoption. In the absence of any North Dakota statute limiting the liability of trustees of a North Dakota real estate investment trust for money damages in a suit by or on behalf of the Trust or by any Shareholder, no Trustee of the Trust shall be liable to the Trust or to any Shareholder for money damages except to the extent that (i) the Trustee actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; or (ii) a judgment or other final adjudication adverse to the Trustee is entered in a proceeding based on a finding in the proceeding that the Trustee’s action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

4.10      Indemnification of Trustees. The Trust shall indemnify each Trustee, to the fullest extent permitted by law, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a Trustee of the Trust or is or was serving at the request of the Trust as a director, trustee, officer, partner, manager, member, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, limited liability company, other enterprise or employee benefit plan, from all claims and liabilities to which such person may become subject by reason of service in such capacity and shall pay or reimburse reasonable expenses (including without limitation attorney’s fees), as such expenses are incurred, of each Trustee in connection with any such proceedings.

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4.11       Persons Dealing with Trustees. No corporation, person, transfer agent or other party shall be required to examine or investigate the trust, terms or conditions contained in this Declaration of Trust or otherwise applicable to the Trust, and no such corporation, person, transfer agent or other party dealing with the Trustees or with the Trust or Trust property and assets shall be required to see to the application of any money or property paid or delivered to any Trustee, or nominee, agent or representative of the Trust or the Trustees. A certificate executed by or on behalf of the Trustees or by any other duly authorized representative of the Trust delivered to any person or party dealing with the Trust or Trust property and assets, or, if relating to real property, recorded in the deed records for the county or district in which such real property lies, certifying as to the identity and authority of the Trustees, agents or representatives of the Trust for the time being, or as to any action of the Trustees or of the Trust, or of the Shareholders, or as to any other fact affecting or relating to the Trust or this Declaration of Trust, may be treated as conclusive evidence thereof by all persons dealing with the Trust. No provision of this Declaration of Trust shall diminish or affect the obligation of the Trustees and every other representative or agent of the Trust to deal fairly and act in good faith with respect to the Trust and the Shareholders insofar as the relationship and accounting among the parties to the Trust is concerned; but no third party dealing with the Trust or with any Trustee, agent or representative of the Trust shall be obliged or required to inquire into, investigate or be responsible for the discharge and performance of such obligation.

4.12      Administrative Powers. The Board shall have the power to pay the expenses of administration of the Trust, including, but not limited to, all legal and other expenses incurred in connection with the preparation and carrying out of the acquisition of properties and the issuance of Shares; and to employ such officers, experts, counsel, managers, salesmen, agents, workmen, clerks and other persons as they deem appropriate. The Trustees shall determine from time to time that the total fees and expenses of the Trust are reasonable in light of the investment performance of the Trust, and the fees and expenses of other comparable unaffiliated REITs.

4.13      Election of Chairman of the Board. The Board may elect one of the Trustees as Chairman of the Board (or two or more Co-Chairmen of the Board). The Chairman or Co-Chairmen of the Board shall not be deemed to be officers or employees of the Trust solely by serving in such capacity.

4.14      Election of Officers. The Board may elect a Chief Executive Officer, President, Senior Vice Presidents, Secretary, one or more Vice Presidents, Secretary, Treasurer, and such other officers as the Board may deem proper from time to time. Except as required by law, the officers of the Trust need not be Trustees. All officers and agents of the Trust shall have such authority and perform such duties in the management of the Trust as may be provided in the Bylaws or as may be determined by the Board not inconsistent with the Bylaws. Any officer or agent elected or appointed by the Board may be removed by the Board whenever in its judgment the best interest of the Trust will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of any officer or agent shall not of itself create contract rights.

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4.15       Limitation of Liability of Officers. To the maximum extent that North Dakota law in effect from time to time permits limitation of the liability of officers of a real estate investment trust, no officer of the Trust shall be liable to the Trust or to any Shareholder for money damages. Neither the amendment nor repeal of this Section 15, nor the adoption or amendment of any other provision of this Declaration of Trust inconsistent with this Section 15, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act that occurred prior to such amendment, repeal or adoption. In the absence of any North Dakota statute limiting the liability of officers of a North Dakota real estate investment trust for money damages in a suit by or on behalf of the Trust or by any Shareholder, no officer of the Trust shall be liable to the Trust or to any Shareholder for money damages except to the extent that (i) the officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; or (ii) a judgment or other final adjudication adverse to the officer is entered in a proceeding based on a finding in the proceeding that the officer’s action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

4.16       Indemnification of Officers and Employees. The Trust shall indemnify each officer and employee, and shall have the power to indemnify each agent, of the Trust to the fullest extent permitted by North Dakota law, as amended from time to time, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was an officer, employee or agent of the Trust or is or was serving at the request of the Trust as a director, trustee, officer, partner, manager, member, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, limited liability company, other enterprise or employee benefit plan, from all claims and liabilities to which such person may become subject by reason of service in such capacity and shall pay or reimburse reasonable expenses, as such expenses are incurred, of each officer, employee or agent in connection with any such proceedings.

4.17      Insurance. Notwithstanding any other provisions of this Declaration of Trust, the Trust, for purposes of providing indemnification for its Trustees, officers, employees and agents, shall have the authority to enter into insurance or other arrangements, with persons or entities that are regularly engaged in the business of providing insurance coverage, to indemnify all Trustees, officers, employees and agents of the Trust against any and all liabilities and expenses incurred by them by reason of their being Trustees, officers, employees or agents of the Trust, whether or not the Trust would otherwise have the power under this Declaration of Trust or under North Dakota law to indemnify such persons against such liability. Without limiting the power of the Trust to procure or maintain any kind of insurance or other arrangement, the Trust may, for the benefit of persons indemnified by it, (i) create a trust fund, (ii) establish any form of self-insurance, (iii) secure its indemnity obligation by grant of any security interest or other lien on the assets of the Trust or (iv) establish a letter of credit, guaranty or surety arrangement. Any such insurance or other arrangement may be procured, maintained or established within the Trust or with any insurer or other person deemed appropriate by the Board regardless of whether all or part of the stock or other securities thereof are owned in whole or in part by the Trust. In the absence of fraud, the judgment of the Board as to the terms and conditions of insurance or other arrangement and the identity of the insurer or other person participating in any arrangement shall be conclusive, and such insurance or other arrangement shall not be subject to voidability, nor subject the Trustees approving such insurance or other arrangement to liability, on any ground, regardless of whether Trustees participating in and approving such insurance or other arrangement shall be beneficiaries thereof.

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4.18      Committees and Delegation of Powers and Duties. The Board may, in its discretion, by resolution passed by a majority of the Trustees, designate from among its members one or more committees, which shall consist of one or more Trustees. The Board may designate one or more Trustees as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of the committee. Such committees shall have and may exercise such powers as shall be conferred or authorized by the resolution appointing them (including, but not limited to, the determination of the type and amount of consideration at which Shares are to be issued). A majority of any such committee may determine its action and fix the time and place of its meetings, unless the Board shall otherwise provide. The Board, by resolution passed by a majority of the Trustees, may at any time change the membership of any such committee, fill vacancies on it or dissolve it. The Bylaws, or a majority of the Trustees, may authorize any one or more of the Trustees, or any one or more of the officers or employees or agents of the Trust, on behalf of the Trust, to exercise and perform any and all powers granted to the Board, and to discharge any and all duties imposed on the Board, and to do any acts and to execute any instruments deemed by such person or persons to be necessary or appropriate to exercise such power or to discharge such duties, and to exercise his or her own judgment in so doing.

ARTICLE V
TERMINATION AND DURATION

5.01       Termination. Subject to the provisions of any class or series of Shares at the time outstanding, after approval by a majority of the entire Board of Trustees, the Trust may be terminated at any meeting of Common Shareholders called for such purpose, by the affirmative vote of the Common Shareholders holding the Majority Voting Shares. In connection with any termination of the Trust, the Board, upon receipt of such releases or indemnities as they deem necessary for their protection, may, at its election:

(a)	Sell and convert into cash the property of the Trust and distribute the net proceeds among the Shareholders ratably; or

(b)
Convey the property of the Trust to one or more persons, entities, trusts or corporations for consideration consisting in whole or in part of cash, shares of stock or other property of any kind, and distribute the net proceeds among the Shareholders ratably, at valuations fixed by the Board, in cash or in kind, or partly in cash and partly in kind.

Upon termination of the Trust and distribution to the Shareholders as herein provided, a majority of the Trustees shall execute and place among the records of the Trust an instrument in writing setting forth the fact of such termination, and the Trustees shall thereupon be discharged from all further liabilities and duties hereunder, and the right, title and interest of all Shareholders shall cease and be canceled and discharged.

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5.02       Organization as a Corporation. If the Board deems it in the best interests of the Shareholders that the Trust be organized as a corporation under the laws of any state, the Board shall have the power to organize such corporation, or, if permitted by applicable law, convert the Trust into such a corporation, under the laws of such state as it may consider appropriate, in the place and stead of the Trust upon the affirmative vote of the Common Shareholders holding the Majority Voting Shares, in which event the capital stock of such corporation shall be as determined by the Board.

5.03      Merger, Consolidation or Sale. The Trust shall have the power to (i) merge with or into another entity, (ii) consolidate the Trust with one or more other entities into a new entity or (iii) sell or otherwise dispose of all or substantially all of the assets of the Trust; provided, that such action shall have been approved by the Board of Trustees and by the Common Shareholders, at a meeting called for such purpose, by the affirmative vote of Common Shareholders holding the Majority Voting Shares.

5.04      Duration. Subject to possible earlier termination in accordance with the provisions of this Article V, the duration of the Trust shall be perpetual or, in any jurisdiction in which such duration is not permitted, then the Trust shall terminate on the latest date permitted by the law of such jurisdiction.

ARTICLE VI
AMENDMENTS

6.01       Amendment by Shareholders. Except as otherwise provided in this Article VI, in Section 1 of Article II, and in Article IV, this Declaration of Trust may be amended only by the affirmative vote or written consent of the Common Shareholders holding the Majority Voting Shares.

6.02       Amendment by Trustees. The Trustees by a majority vote may amend provisions of this Declaration of Trust from time to time to enable the Trust to qualify as a real estate investment trust under the REIT Provisions of the Code or under Chapter 10-34.

ARTICLE VII
MISCELLANEOUS

7.01      Construction. This Declaration of Trust shall be construed in such a manner as to give effect to the intent and purposes of the Trust and this Declaration of Trust. If any provisions hereof appear to be in conflict, except to the extent that the same conflict with the Trust’s ability to qualify as a REIT, more specific provisions shall control over general provisions. This Declaration of Trust shall govern all of the relationships among the Trustees and Shareholders of the Trust; and each provision hereof shall be effective for all purposes and to all persons dealing with the Trust to the fullest extent possible under applicable law in each jurisdiction in which the Trust shall engage in business.

7.02      Headings for Reference Only. Headings preceding the text of articles, sections and subsections hereof have been inserted solely for convenience and reference, and shall not be construed to affect the meaning, construction or effect of this Declaration of Trust.

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7.03       Filing and Recording. This Declaration of Trust shall be filed in the manner prescribed for real estate investment trusts under North Dakota law, and may be filed for record in any county where real property is owned by the Trust.

7.04       Applicable Law. This Declaration of Trust has been executed with reference to, and its construction and interpretation shall be governed by, North Dakota law, and the rights of all parties and the construction and effect of every provision hereof shall be subject to and construed according to North Dakota law.

7.05       Certifications. Any certificates signed by a Trustee hereunder, shall be conclusive evidence as to the matters so certified in favor of any person dealing with the Trust or the Trustees or any one or more of them, and the successors or assigns of such persons, which certificate may certify to any matter relating to the affairs of the Trust, including, but not limited to, any of the following: a vacancy among the Trustees; the number and identity of Trustees; this Declaration of Trust and any amendments or supplements thereto, or any restated declaration of trust and any amendments or supplements thereto, or that there are no amendments to this Declaration of Trust or any restated declaration of trust; a copy of the Bylaws or any amendment thereto; the due authorization of the execution of any instrument or writing; the vote at any meeting of the Board or a committee thereof or Shareholders; the fact that the number of Trustees present at any meeting or executing any written instrument satisfies the requirements of this Declaration of Trust; a copy of any Bylaw adopted by the Shareholders or the identity of any officer elected by the Board; or the existence or nonexistence of any fact or facts that in any manner relate to the affairs of the Trust. In addition, the Secretary of the Trust or any other officer of the Trust elected by the Trustees may sign any certificate of the kind described in this Section 5, and such certificate shall be conclusive evidence as to the matters so certified in favor of any person dealing with the Trust, and the successors and assigns of such person.

7.06      Severability. If any provision of this Declaration of Trust shall be invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other provision of this Declaration of Trust and this Declaration of Trust shall be carried out, if possible, as if such invalid or unenforceable provision were not contained herein.

7.07       Bylaws. The Bylaws may be altered, amended or repealed, and new Bylaws may be adopted, at any meeting of the Board by vote of a majority of the Trustees, subject to repeal or change by the affirmative vote of Shareholders holding Shares possessing a majority of the voting power of Shares then outstanding and entitled to vote thereon.

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EXHIBIT B

CENTERSPACE

Eighth Restated Trustees’ Regulations (“Bylaws”)
(Adopted [●], 2026)

ARTICLE I - OFFICE AND RECORDS

Section 1           Principal Office. The principal office of Centerspace (the “Trust”) shall be [1835 Market Street, Suite 2601, Philadelphia, PA 19103]. The Trust may have such other offices or places of business within or without the State of North Dakota as the Board of Trustees (the “Board”) may from time to time determine.

Section 2            Availability of Bylaws. The original or a certified copy of these Bylaws, including all amendments, shall be kept at the principal office of the Trust and be available during usual business hours for inspection and copying.

Section 3          Books and Records. The Trust shall keep correct and complete books and records of accounts of its transactions, and minutes and other records of the proceedings or other actions of the Board and of any committees of the Board.

Section 4           Shareholder Lists. The Trust shall maintain at its principal office, or at the office of its transfer agent, an original or duplicate share ledger containing the name and address of each shareholder and the number of shares of each class held by each shareholder.

ARTICLE II - TRUSTEES

Section 1            Number of Trustees. The number of Trustees shall be as determined by the Board from time to time, but in no event shall be less than three (3) nor more than fifteen (15).

Section 2            Chair of Board. The Board may elect one of the Trustees as Chairman of the Board (or two or more Trustees as Co-Chairmen of the Board), who shall act as chair at all meetings of the Board, and may perform administrative acts on behalf of the Board except to the extent that the Declaration of Trust or these Bylaws specifically require such acts to be performed by a majority of the Board.

Section 3            Vice Chair. The Board may elect one or more Trustees as a Vice Chair of the Board. The First Vice Chair shall exercise the power and duties of the Chair in his or her absence or, in the case of a vacancy in that office, until a new Chair shall be elected.

Section 4          Secretary. The Board may elect a Secretary, who need not be a Trustee, who shall keep minutes and have the usual responsibilities of a secretary.

Section 5             Regular Meetings. Regular meetings of the Board shall be held at such times as the Board determines.

Section 6            Special Meetings. Special meetings of the Board shall be held whenever called by the Chair (if one has been elected) at such time and place as may be designated in the notice of the meeting.

Section 7          Notice of Meetings. Prior notice shall be given of the time and place of any meeting of the Board. If the notice is sent by mail or fax or electronic mail, it shall be deemed to have been given when deposited in the mail or transmitted by fax or by electronic mail directed to an address, telephone number or electronic mail address, as the case may be, which the Trustee has designated for the receipt of such notice. Notice of an adjourned meeting need not be given if the time and place of the adjourned meeting are announced at the meeting at which such adjournment action is taken.

Section 8             Quorum for Meetings. A majority of the Trustees in office shall constitute a quorum for the transaction of business. The acts of a majority of the Trustees present at a meeting at which a quorum is present shall be the acts of the Board. The Trustees may, in lieu of a meeting, take any action which would be lawful if done at a meeting by having a certificate describing such action signed by all of the Trustees in office and depositing such certificate in the minute book of the Trust. The Trustees shall be entitled to participate in meetings by telephone conference, video conference, or other means of electronic communications by which all members participating may simultaneously hear each other. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 9             Trustee Eligibility. Trustees must be individuals at least 21 years of age upon the date such individual is elected as a Trustee.

ARTICLE III- SHAREHOLDERS

Section 1            Shareholder Meeting Location. Meetings of the shareholders holding common shares of the Trust (“Common Shareholders”) may be held at such place and time as the Board shall prescribe, or, in the sole discretion of the Board, by means of remote communication as authorized by the laws of North Dakota, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2           Shareholder Meeting. Meetings of the Common Shareholders for the election of Trustees may be held at such time and place as the Board shall from time to time fix, or by means of remote communication as authorized by the laws of North Dakota, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 3             Special Shareholder Meeting.

A special meeting of shareholders may be called by a majority of the Trustees or by the Chief Executive Officer (if one has been elected). A special meeting of shareholders shall be held on the date and at the time and place set by the Chief Executive Officer or the Board, whoever has called the meeting, or by means of remote communication as authorized by the laws of North Dakota, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

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Section 4           Notice of Shareholder Meetings. Notice, in writing or by a form of electronic transmission in compliance with the laws of North Dakota, setting forth the date, time and place, and means of remote communication, if any, of each annual meeting and, in the case of a special meeting or as otherwise may be required by law, the purpose(s) for which the meeting is called shall be given to each shareholder of record. Notice of an adjourned meeting need not be given if the time and place of the adjourned meeting is announced at the meeting at which the adjournment action is taken.

Section 5           Quorum. A majority of the outstanding common shares entitled to vote at any meeting represented in person or by proxy shall constitute a quorum at such meeting.

Section 6           Proxies. Proxies shall be executed in writing and filed with such officer or office of the Trust as may be designated in the notice of the meeting. No revocation of a proxy, whether by voluntary action, death or incapacity of the shareholder granting it or otherwise, shall be effective until notice thereof has been received by the Trust.

Section 7            Judges of Election. The Board may appoint one or more judges of election, who need not be shareholders, to act at meetings of shareholders. If a judge of election fails to appear or refuses to act at a meeting, the Chair or other person designated to preside at the meeting of the shareholders shall appoint a substitute judge of election. The judge of election shall determine the number of outstanding shares of the Trust as of the applicable record date, the number of shares represented at the meeting, the existence of a quorum, and all questions relating to voting, and shall count the votes and shall determine the results of any voting.

Section 8            Record Date. For any lawful purpose, including, but without being limited thereto, the determination of the shareholders who are entitled to (a) receive notice of and vote at a meeting of the shareholders; (b) receive payment of a distribution; and (c) participate in the execution of written approvals, the Board may fix a record date which shall not be earlier than the date on which the record date is fixed. If no record date is fixed, the record date for determining the shareholders who are entitled to receive notice of or to vote at a meeting of the shareholders shall be the close of business on the twentieth day prior to the date of the meeting.

Section 9            Action at a Meeting. Only to the extent authorized by the Declaration of Trust and permitted by applicable law, action required or permitted to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares entitled to vote having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

ARTICLE IV- OFFICERS

Section 1            Officers. The Board may elect a Chief Executive Officer, President, Senior Vice Presidents, one or more Vice Presidents, Secretary, Treasurer, and such other officers as the Board may deem proper from time to time. The Board may also appoint such other officers as the business of the Trust may require, each of whom shall have such authority and perform such duties as may be prescribed by the Board or the Chief Executive Officer (if one has been elected) from time to time. Any two or more offices may be held by the same person.

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Section 2         Chief Executive Officer. Unless otherwise determined by the Board, the Chief Executive Officer shall have general responsibility for implementation of the policies of the Trust, as determined by the Board, and for the management of the business and affairs of the Trust. The Chief Executive Officer shall perform all duties incident to the office of Chief Executive Officer, and such other duties as may be prescribed by the Board from time to time.

Section 3             President. Unless otherwise determined by the Board, the President shall in general supervise and control all of the business and affairs of the Trust. The President shall perform all duties incident to the office of President, and such other duties as may be prescribed by the Board or the Chief Executive Officer from time to time.

Section 4            Vice Presidents. Unless otherwise determined by the Board, Vice Presidents shall perform all duties incident to the office of Vice President, and such other duties as may be prescribed by the Board or the Chief Executive Officer from time to time.

Section 5           Secretary. Unless otherwise determined by the Board, the Secretary shall (a) keep the minutes of the proceedings of the shareholders, the Board, and the committees in appropriate minute books, (b) see that all notices are duly given in accordance with these Bylaws or as required by law, (c) be the custodian of the corporate records of the Trust, and (d) perform all duties incident to the office of Secretary, and such other duties as may be prescribed by the Board or the Chief Executive Officer from time to time.

Section 6             Execution of Contracts. Unless prohibited by a resolution of the Board or these Bylaws, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, any Vice President, and the Secretary may execute any contracts, leases, or other documents requiring execution by the Trust.

Section 7             Authority. All officers and agents of the Trust, as between themselves and the Trust, have such authority and must perform such duties in the management of the Trust as may be provided in the Bylaws, or as may be determined by the Board not inconsistent with the Bylaws.

Section 8             Succession. Each officer shall serve until the officer’s successor is appointed and qualifies, or until the officer’s death, resignation, or removal in the manner hereinafter provided. An officer may resign at any time by giving written notice to the Trust. The resignation is effective without acceptance when the notice is given to the Trust, unless a later effective date is specified in the notice. The Board may remove an officer at any time, with or without cause. A vacancy in an office because of death, resignation, removal, disqualification, or other cause may be filled, if at all, in any manner by the Board.

Section 9            Contract Rights. The appointment of a person as an officer or agent does not, of itself, create contract rights. However, the Trust may enter into a contract with an officer or agent. The resignation or removal of an officer or agent is without prejudice to any contractual rights or obligations.

Section 10         Delegation of Duties. Unless prohibited by a resolution of the Board, an officer appointed by the Board may, without the approval of the Board, delegate some or all of the duties and powers of an office to other persons. An officer who delegates the duties or powers of an office remains subject to the standard of conduct for an officer with respect to the discharge of all duties and powers so delegated.

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ARTICLE V - COMMITTEES

Section 1           Committees. The Board may appoint any standing or special committees, each consisting of one or more Trustees, as the Board may from time to time deem advisable, to perform such general or special duties as the Board may delegate to any such committee. The Board may designate one or more Trustees as an alternative member of any committee appointed pursuant to this Section 1, who may replace any absent or disqualified member at any meeting of such committee.

Section 2            Quorum and Voting. Subject to such terms as may appear in the delegation of authority to such committee (which may be contained in the charter for such committee), a majority of the members of any committee shall constitute a quorum for the transaction of business by such committee, and the act of a majority of the committee members present at a meeting shall constitute the act of the committee.

Section 3             Action by Committee Without a Meeting. Subject to such terms as may appear in the delegation of authority to such committee (which may be contained in the charter for such committee), any action required or permitted to be taken at any meeting of a committee may be taken without a meeting if all members of the committee consent to taking such action without a meeting, and the action is approved by the affirmative vote of the number of committee members that would be necessary to authorize or take such action at a meeting.

Section 4         Meetings by Electronic Communications Equipment. Members of any committee shall be entitled to participate in meetings of such committee by telephone conference, video conference, or other communications equipment by which all members participating may simultaneously hear each other. Participation in a meeting by these means shall constitute presence in person at the meeting.

ARTICLE VI - SHARES

Section 1            Share Certificates. The interests of shareholders in the Trust shall be divided into shares of beneficial interest, which may be certificated or uncertificated. Any certificate representing shares shall state (a) that it represents shares in the Trust; (b) the name of the registered owner of the shares represented thereby; and (c) the number of shares which the certificate represents. The interest of a shareholder in the Trust also may be evidenced by registration in the holder’s name in uncertificated, book-entry form on the books of the Trust in accordance with a direct registration system approved by the Securities and Exchange Commission and by any securities exchange or automated quotation system on which the Trust’s shares may from time to time be quoted or listed.

Section 2            Authority to Sign Share Certificates. Each share certificate shall be signed by a duly authorized agent of the Trust; provided, however, that such signature may be a facsimile signature on any certificate which contains the manual signature of a person authorized to sign on behalf of a transfer agent acting for the Trust.

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Section 3            Transfer of Shares. Shares may be transferred only by the registered owner of the shares as reflected on the Share Ledger of the Trust, or by an attorney duly authorized in writing by the registered owner. If such shares are issued in certificated form, then those shares may be transferred only upon surrender of the share certificate properly endorsed, which certificate shall be canceled at the time of transfer, and the Trust shall issue a new certificate or evidence of the issuance of uncertificated shares to the shareholder entitled thereto, and shall record the transaction upon the books of the Trust. If the shares are issued in uncertificated form, then upon the receipt of proper transfer instructions from the registered owner of the shares or an attorney duly authorized in writing by the registered owner, such uncertificated shares shall be canceled, and the issuance of new equivalent uncertificated shares or certificated shares shall be made to the shareholder entitled thereto and the transaction shall be recorded upon the books of the Trust. The Board may prescribe the requirements for any transfer of shares otherwise than by an assignment validly executed by the registered owner or his attorney duly authorized as herein provided.

Section 4            Transfer Agent. The Board may establish transfer offices each in the charge of a transfer agent appointed by the Board, where the shares of the Trust shall be transferable, and a registry office in the charge of a registrar appointed by the Board where the shares shall be registered. If a transfer agent shall be appointed, no certificate for a share will be valid unless countersigned by such transfer agent.

Section 5            Loss or Destruction of Shares. The holder of any share certificate shall immediately notify the Trust or its transfer agent of any mutilation, loss, or destruction thereof, whereupon the Trust may issue (i) a new certificate or certificates or (ii) uncertificated shares in place of any certificate or certificates previously issued by the Trust and alleged to have been mutilated, lost or destroyed, upon surrender of the mutilated certificate, or in the case of loss or destruction of a certificate, upon satisfactory proof of such loss or destruction of certificate and the deposit of indemnity by way of a bond or otherwise in such form and amount and with such surety as the Board may require, to indemnify the Trust against loss or liability by reason of the issuance of such new certificate or certificates or uncertificated shares.

Section 6           Share Legends. The share certificates issued hereunder shall contain any Legend required by the Declaration of Trust and shall be in such form as the Board prescribes.

ARTICLE VII - MISCELLANEOUS

Section 1             Fiscal Year. The fiscal year of the Trust shall begin on January 1 of each year and shall end on December 31 of each year.

Section 2           Authority to Borrow or Pledge. No Trustee, representative, or agent of the Trust shall have power or authority to borrow money on the Trust’s behalf, to pledge its credit or to buy, sell, or mortgage its real property or securities except within the scope and to the extent of authority expressly delegated by resolution of the Board. Authority given by the Board for any of the above purposes may be general in scope or limited to specific instances.

Section 3            Bank Account Signatories. The Board may, by resolution, designate the representative or representatives of the Trust who shall be authorized to act as signatory or signatories on the Trust’s bank accounts and shall designate the number of signatures required. Any such signatory may, but need not, be a Trustee.

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Section 4           Amendment to Investment Policies. Subject to the provisions of the Declaration of Trust, the Board of Trustees may from time to time adopt, amend, revise or terminate any policy or policies with respect to investments by the Company as it shall deem appropriate in its sole discretion.

Section 5            Waiver of Written Notice. Whenever any written notice is required to be given to the Trustees or the shareholders, a waiver thereof in writing signed by a person entitled to such notice, shall be deemed equivalent to the giving of such notice. Attendance of a person either in person or by proxy at a meeting shall constitute a waiver of notice of the meeting unless such person attends such meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 6            Capitalized Terms. All capitalized terms not otherwise defined in these Bylaws shall have the meanings ascribed to them in the Declaration of Trust.

Section 7            Authority of Declaration of Trust. In the event that any provision in these regulations shall be construed to be inconsistent with the provision of the Declaration of Trust, the provisions of the Declaration of Trust shall control.

ARTICLE VIII - AMENDMENTS

These Bylaws may be amended at any regular or special meeting of the Board if notice of the proposed amendment is contained in the notice of meeting. Amendments to these Bylaws may be made by the Board with or without a meeting, by written instrument signed by all of the Trustees and lodged among the records of the Trust.

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EXHIBIT C

DESIGNATION OF SERIES A PREFERRED UNITS

THIS DESIGNATION OF SERIES A PREFERRED UNITS (this “Designation”), dated as of [●], has been validly adopted by Independence Realty Trust, Inc., a Maryland corporation, as the general partner (the “General Partner”) of Independence Realty Operating Partnership, LP, a Delaware limited partnership (the “Partnership”) pursuant to Section 4.2(a) of the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, as amended by that certain Amendment No. 1, dated December 16, 2021  (as such agreement may be amended or amended and restated from time to time, the “Partnership Agreement”), in connection with the consummation of the Partnership Merger (as defined below):

Background[1]

The General Partner and the Partnership entered into that certain Agreement and Plan of Merger, dated as of September 8, 2026 (as may be amended, supplemented or amended and restated from time to time, the “Merger Agreement”), by and among the General Partner, the Partnership, Islanders OP Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Operating Partnership (“OP Merger Sub”), Centerspace, a North Dakota real estate investment trust (“Centerspace”), and Centerspace, LP, a North Dakota limited partnership (“Centerspace LP”), pursuant to which, among other things, unless an Alternative Structure (as defined in the Merger Agreement) is validly elected, (i) Parent Merger Sub (as defined in the Merger Agreement) shall merge with and into Centerspace at the Effective Time (as defined in the Merger Agreement), with Centerspace surviving such merger as the surviving company, and (ii) OP Merger Sub shall merge with and into Centerspace LP at the Partnership Merger Effective Time (as defined in the Merger Agreement), with Centerspace LP surviving as the surviving partnership (the “Partnership Merger”).

Prior to the consummation of the Partnership Merger, certain Persons held equity interests in the form of partnership interests of Centerspace LP designated as “Series D Preferred Units” (the “Centerspace LP Series D Preferred Units”). Pursuant to Section 2.02 of the Merger Agreement, upon the terms and subject to the conditions set forth therein, at the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any party thereto or any other Person, each Centerspace LP Series D Preferred Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into one (1) newly issued Series A Preferred Unit designated in this Designation.

The General Partner has validly adopted this Designation to set forth the rights, powers, duties and preferences of the Series A Preferred Units pursuant to Section 4.2(a)(i) of the Partnership Agreement, and this Designation shall be deemed to be incorporated by reference into the Partnership Agreement as an exhibit thereto on the date of issuance of the Series A Preferred Units pursuant to the Merger Agreement and this Designation.

1 Note to Draft: At the time this Designation is entered into, to update Background to reflect actual structure used.

SERIES A PREFERRED UNITS

7.08        Defined Terms. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Partnership Agreement. In addition to other terms defined in this Designation, the following defined terms used in this Designation shall have the meanings specified below:

“Series A Distribution Payment Date” shall have the meaning provided in Section 5(a).

“Series A Exchange Date” shall mean the date specified in a Series A Exchange Notice on which the holder of Series A Preferred Units proposes to exchange Series A Preferred Units for Common Units; provided, however, that the proposed Series A Exchange Date (i) must be the last day of a fiscal quarter, and (ii) may not be less than 30 days, nor more than more than 60 days, after the date the Series A Exchange Notice is delivered.

“Series A Exchange Notice” shall mean a written notice delivered by a holder of Series A Preferred Units to the General Partner of such holder’s election to exchange Series A Preferred Units for Common Units. Each Series A Exchange Notice must specify the number of Series A Preferred Units to be exchanged and the proposed Series A Exchange Date. No Series A Exchange Notice may be delivered to the General Partner in the last 30 days of a fiscal quarter.

“Series A Junior Preferred Units” shall have the meaning provided in Section 4.

“Series A Liquidating Distributions” shall have the meaning provided in Section 6(a).

“Series A Parity Preferred Units” shall have the meaning provided in Section 4.

“Series A Preferred Return” shall have the meaning provided in Section 5(a).

“Series A Preferred Units” shall have the meaning provided in Section 2.

“Series A Redemption Date” shall have the meaning provided in Section 8(a).

“Series A Redemption Price” shall have the meaning provided in Section 8(a).

7.09        Designation and Number.  A series of Preferred Units, designated the “Series A Preferred Units”, is hereby established.  The number of authorized Series A Preferred Units shall be [•].2

2 Note to Draft: To be the number of Centerspace LP Series D Preferred Unit issued and outstanding immediately prior to the Partnership Merger Effective Time.

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7.10       Maturity.  The Series A Preferred Units have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

7.11       Rank.  The Series A Preferred Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership, rank (a) senior to all classes or series of Common Units of the Partnership and to any class or series of Preferred Units expressly designated as ranking junior to the Series A Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership (collectively, the “Series A Junior Preferred Units”); (b) on a parity with any class or series of Preferred Units issued by the Partnership expressly designated as ranking on a parity with the Series A Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership (the “Series A Parity Preferred Units”); and (c) junior to any class or series of Preferred Units issued by the Partnership expressly designated as ranking senior to the Series A Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership.  The term “Preferred Units” does not include convertible or exchangeable debt securities of the Partnership, which will rank senior to the Series A Preferred Units prior to conversion or exchange.  The Series A Preferred Units will also rank junior in right or payment to the Partnership’s existing and future indebtedness.

7.12       Distributions.

1.1.1.
Subject to the preferential rights of holders of any class or series of Preferred Units of the Partnership expressly designated as ranking senior to the Series A Preferred Units as to distributions, the holders of Series A Preferred Units shall be entitled to receive, out of funds of the Partnership legally available for payment of distributions, cumulative cash distributions at the rate of 3.862% per annum of the $100.00 per Series A Preferred Unit issue price (equivalent to a fixed annual amount of $3.862 per unit) (the “Series A Preferred Return”).  The Series A Preferred Return shall be paid only when, as and if authorized by the General Partner and declared by the Partnership, but if the Series A Preferred Return is not paid quarterly, it shall continue to accrue and be cumulative as provided below. Distributions on the Series A Preferred Units shall accrue and be cumulative from (but excluding) [•][3] and shall be payable quarterly, in equal amounts, in arrears, on or about the last day of each March, June, September and December of each year (each a “Series A Distribution Payment Date”) for the period ending on such Series A Distribution Payment Date.  If any date on which distributions are to be made on the Series A Preferred Units is not a Business Day, then payment of the distribution to be made on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. The amount of any distribution payable on the Series A Preferred Units for any partial distribution period will be prorated and computed on the basis of twelve 30-day months and a 360-day year.  Distributions will be payable in arrears to holders of record of the Series A Preferred Units as they appear on the records of the Partnership at the close of business on the applicable record date, which shall be the fifteenth Business Day of the month in which the applicable Series A Distribution Payment Date occurs or such other date designated by the General Partner of the Partnership for the payment of distributions that is not more than 90 nor fewer than ten days prior to such Series A Distribution Payment Date.  A “distribution period” shall mean the period commencing from and including, the Series A Distribution Payment Date to, but excluding, the next succeeding Series A Distribution Payment Date; provided that the initial distribution period shall be the period from the first day of the quarter in which the Closing occurs to, but excluding, the first day of the first full quarter beginning after the Closing Date (which, for the avoidance of doubt, will not be a partial distribution period).

3 Note to Draft: To be the date on which the most recent distribution was made on the Centerspace LP Series D Preferred Units by Centerspace LP.

3

1.1.2.
No distributions on the Series A Preferred Units shall be authorized by the General Partner or declared, paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the General Partner or the Partnership, including any agreement relating to the indebtedness of any of them, prohibits such authorization, declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

1.1.3.
Notwithstanding anything to the contrary contained herein, distributions on the Series A Preferred Units will accrue whether or not the restrictions referred to in Section 5(b) above exist, whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized or declared.

1.1.4.
Except as provided in Section 5(e) below, no distributions shall be declared and paid or set apart for payment, and no other distribution of cash or other property may be declared and made, directly or indirectly, on or with respect to, any Common Units, Series A Parity Preferred Units or Series A Junior Preferred Units of the Partnership (other than a distribution paid in units of, or options, warrants or rights to subscribed for or purchase units of, Common Units or Series A Junior Preferred Units) for any period, nor shall units of any class or series of Common Units, Series A Parity Preferred Units or Series A Junior Preferred Units be redeemed, purchased or otherwise acquired for any consideration, nor shall any funds be paid or made available for a sinking fund for the redemption of any such units by the Partnership, directly or indirectly (except by conversion into or exchange for units of, or options, warrants or rights to purchase of subscribed for units of, Common Units or Series A Junior Preferred Units, and except for purchases or exchanges pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Units and all holders of Series A Parity Preferred Units), unless full cumulative distributions on the Series A Preferred Units for all past distribution periods shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. The foregoing sentence will not prohibit (i) distributions payable solely in Common Units or Series A Junior Preferred Units, or (ii) the conversion of Series A Junior Preferred Units or Series A Parity Preferred Units into Common Units or Series A Junior Preferred Units.

4

1.1.5.
When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series A Preferred Units and any Series A Parity Preferred Units, all distributions declared on the Series A Preferred Units and any Series A Parity Preferred Units shall be declared pro rata so that the amount of distributions declared per Series A Preferred Unit and such Series A Parity Preferred Units shall in all cases bear to each other the same ratio that accrued distributions per Series A Preferred Unit and such Series A Parity Preferred Units (which shall not include any accrual in respect of unpaid distributions on any Series A Parity Preferred Units for prior distribution periods if such Series A Parity Preferred Units do not have a cumulative distribution) bear to each other.  No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Series A Preferred Units which may be in arrears.

1.1.6.
Holders of Series A Preferred Units shall not be entitled to any distribution, whether payable in cash, property or units of the Partnership, in excess of full cumulative distributions on the Series A Preferred Units as provided above.  Any distribution made on the Series A Preferred Units shall first be credited against the earliest accrued but unpaid distributions due with respect to such units which remains payable.  Accrued but unpaid distributions on Series A Preferred Units will accumulate as of the Series A Distribution Payment Date on which they first become payable or on the date of redemption, as the case may be.

1.1.7.
For the avoidance of doubt, in determining whether a distribution (other than upon voluntary or involuntary liquidation) by distribution, redemption or other acquisition of Common Units or Preferred Units is permitted under Delaware law, no effect shall be given to the amounts that would be needed, if the Partnership were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of Common Units whose preferential rights are superior to those receiving the distribution.

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7.13       Liquidation Preference.

1.1.8.
Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, before any distribution or payment shall be made to the holders of any Common Units or Series A Junior Preferred Units, the holders of the Series A Preferred Units then outstanding shall be entitled to be paid, or have the Partnership declare and set apart for payment, out of the assets of the Partnership legally available for distribution to its Partners after payment or provision for payment of all debts and other liabilities of the Partnership, a liquidation preference in cash or property at fair market value, as determined by the General Partner, of $100.00 per Series A Preferred Unit plus an amount equal to any accrued and unpaid distributions to, and including, the date of payment or the date the liquidation preference is set apart for payment (the “Series A Liquidating Distributions”).

1.1.9.
If upon any such voluntary or involuntary liquidation, dissolution or winding up of the Partnership, the available assets of the Partnership are insufficient to pay the full amount of the Series A Liquidating Distributions on all outstanding Series A Preferred Units and the corresponding amounts payable on all outstanding Series A Parity Preferred Units, then the holders of Series A Preferred Units and Series A Parity Preferred Units shall share ratably in any such distribution of assets in proportion to the full Series A Liquidating Distributions to which they would otherwise be respectively entitled.

1.1.10.
Upon any voluntary or involuntary liquidation, dissolution or winding up of the Partnership, after payment shall have been made in full to the holders of the Series A Preferred Units and any Series A Parity Preferred Units, any other series or class or classes of Series A Junior Preferred Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series A Preferred Units and any Series A Parity Preferred Units shall not be entitled to share therein.

1.1.11.
After payment of the full amount of the Liquidating Distributions to which they are entitled, holders of Series A Preferred Units will have no right or claim to any of the remaining assets of the Partnership.

1.1.12.
For the avoidance of doubt, the consolidation or merger of the Partnership with or into another entity, the merger of another entity with or into the Partnership, a statutory unit exchange by the Partnership or the sale, lease, transfer or conveyance of all or substantially all of the assets or business of the Partnership shall not be considered a liquidation, dissolution or winding up of the affairs of the Partnership.

6

7.14       Exchange Rights.

1.1.13.
Exchange. The holders of Series A Preferred Units shall be entitled to exchange Series A Preferred Units for Common Units, at any time and at their option, on the following terms and subject to the following conditions:

1.1.13.1.
At any time after the date hereof, each holder of Series A Preferred Units at its option may exchange each of its Series A Preferred Units for a number of Common Units equal to [•][4]; provided, however, that no Series A Preferred Units may be exchanged on any proposed Series A Exchange Date pursuant to this Section 7 unless at least 1,000 Series A Preferred Units, in the aggregate, are exchanged by one or more holders thereof on such Series A Exchange Date pursuant to Series A Exchange Notices (or if a holder owns less than 1,000 Series A Preferred Units, then all of the Series A Preferred Units held by the holder must be exchanged). Each holder of Series A Preferred Units that has delivered a Series A Exchange Notice to the General Partner may rescind such Series A Exchange Notice by delivering written notice of such rescission to the General Partner prior to the Series A Exchange Date specified in the applicable Series A Exchange Notice.

1.1.13.2.
The exchange rate shall be proportionately adjusted upon subdivisions, stock splits, stock dividends, combinations and reclassification of Common Units and the common stock of the General Partner in order to preserve the relative economic values of the Common Units and the Series A Preferred Units.

1.1.13.3.
In case the Partnership shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the Partnership’s equity interests or sale of all or substantially all of the Partnership’s assets), in each case as a result of which Common Units will be converted into the right to receive shares of capital stock, other securities or other property (including cash or any combination thereof), each Series A Preferred Unit will thereafter be convertible or exchangeable into the kind and amount of shares of capital stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of Common Units or fraction thereof into which one Series A Preferred Unit was convertible or exchangeable immediately prior to such transaction.

4 Note to Draft: To be 1.37931 multiplied by the Exchange Ratio (as defined in the Merger Agreement) as of immediately prior to the Closing.

7

1.1.13.4.	Notwithstanding anything to the contrary in this Section 7(a):

1.1.13.4.1.
A holder of Series A Preferred Units will not have the right to exchange Series A Preferred Units for Common Units if (1) in the opinion of counsel for the General Partner, the General Partner would no longer qualify or its status would be seriously compromised as a real estate investment trust under the Internal Revenue Code as a result of such exchange; or (2) such exchange would, in the opinion of counsel for the General Partner, constitute or be likely to constitute a violation of applicable securities laws.

1.1.13.4.2.
No fractional units will be issued in connection with the exchange of Series A Preferred Units into Common Units. In lieu of fractional Common Units, the holder of the Series A Preferred Units to be exchanged shall be entitled to receive a cash payment in respect of any fractional unit in an amount equal to the fractional interest multiplied by the closing price of a common share of beneficial interest of the General Partner on the date the Series A Preferred Units are surrendered for conversion by a holder thereof.

1.1.14.
Procedure for Exchange. Any exchange described in Section 7(a) above shall be exercised pursuant to a delivery of a Series A Exchange Notice to the General Partner by the holder who is exercising such exchange right, by (A) email and (B) by certified mail postage prepaid. The Series A Exchange Notice and certificates, if any, representing such Series A Preferred Unit to be exchanged shall be delivered to the office of the Partnership maintained for such purpose. Currently, such office is:

Independence Realty Operating Partnership, LP
[Address Line 1
Address Line 2]
Attention: [__________]
Email: [____________]

1.1.15.
Payment of Series A Preferred Return. On the Series A Distribution Payment Date next following each the Series A Exchange Date, the holders of Series A Preferred Units that exchanged on such date shall be entitled to Series A Preferred Return in an amount equal to (i) a prorated portion of the Series A Preferred Return based on the number of days elapsed from the prior Series A Distribution Payment Date through, but not including, the Series A Exchange Date, less (ii) the amount of the distribution or dividend, if any, paid on the Common Units into which the Series A Preferred Units were exchanged for the quarterly period in which the Series A Exchange Date occurred.

8

7.15       Mandatory Redemption.

1.1.16.
Subject to the limitations in this Section 8, at any time after the date of this Designation, each holder of Series A Preferred Units at its option may require redemption of, and the Partnership shall redeem, all or a portion of such holder’s Series A Preferred Units. Each such redemption shall be on not fewer than 30 nor more than 60 days’ written notice from the holder of Series A Preferred Units to the Partnership. Notwithstanding any term of the Partnership Agreement to the contrary, including the definition of “Cash Amount” contained therein, each such redemption shall be for cash, at a redemption price equal to $100.00 per Series A Preferred Unit, plus any accrued and unpaid distributions thereon (the “Series A Redemption Price”) to, but not including, the date fixed for redemption (the “Series A Redemption Date”).  The Series A Redemption Date must be the last day of a fiscal quarter. No redemption notice may be delivered to the General Partner in the last 30 days of a fiscal quarter. Notwithstanding the foregoing, the Partnership will not be obligated to redeem any Series A Preferred Units on any Series A Redemption Date unless at least 1,000 Series A Preferred Units, in the aggregate, are redeemed from one or more holders on such Series A Redemption Date (or if a holder owns less than 1,000 Series A Preferred Units, then all of the Series A Preferred Units held by the holder must be redeemed).

1.1.17.
The Partnership will pay the Series A Redemption Price for any redeemed Series A Preferred Units to the holder of Series A Preferred Units upon surrender of the Series A Preferred Units by such holder of Series A Preferred Units at the place designated by the Partnership. Unless the Partnership and such holder of Series A Preferred Units agree otherwise, the Partnership will pay the Redemption Price in the same manner that the most recent distribution of Series A Preferred Return was delivered to such holder of Series A Preferred Units. On and after the Series A Redemption Date, distributions will cease to accumulate on such holder’s Series A Preferred Units, unless the Partnership defaults in the payment of the Series A Redemption Price.

1.1.18.
If any date fixed for redemption of such holder’s Series A Preferred Units is not a Business Day, then payment of the Series A Redemption Price payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date fixed for redemption. If payment of the Series A Redemption Price is improperly withheld or refused and not paid by the Partnership, distributions on such holder’s Series A Preferred Units will continue to accumulate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Series A Redemption Price.

9

1.1.19.
Each redemption notice shall (i) state the number of Series A Preferred Units to be redeemed; (ii) be delivered by the holder of the Series A Preferred Units to the Partnership not fewer than 30 nor more than 60 days prior to the Series A Redemption Date in the same manner provided above for delivery of Series A Exchange Notices above; and (iii) be irrevocable.

1.1.20.
If the funds necessary for a redemption have been set apart by the Partnership for the benefit of the holders of any Series A Preferred Units to be redeemed, then from and after the Series A Redemption Date distributions will cease to accrue on such Series A Preferred Units, such Series A Preferred Units shall no longer be deemed outstanding and all rights of the holders of such Series A Preferred Units will terminate, except the right to receive the Series A Redemption Price.

1.1.21.
All Series A Preferred Units redeemed or otherwise acquired by the Partnership in any manner whatsoever shall be retired and reclassified as authorized but unissued Preferred Units, without designation as to class or series, and may thereafter be reissued as any class or series of Preferred Units in accordance with the applicable provisions of the Partnership Agreement.

7.16       Voting Rights. With respect to the Series A Preferred Units, holders of the Series A Preferred Units will not have any voting rights or right to consent to any matter requiring the consent or approval of the Limited Partners.

7.17      Restrictions Included in Partnership Agreement. Each holder of Series A Preferred Units acknowledges and agrees that, notwithstanding anything to the contrary in this Designation or the Partnership Agreement, (a) the transfer or exchange of a portion of the Series A Preferred Units are restricted by the provisions of the Partnership Agreement, and (b) each such holder shall not transfer or exchange any Series A Preferred Units in violation of any such restrictive provisions.

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EXHIBIT D

DESIGNATION OF SERIES B PREFERRED UNITS

THIS DESIGNATION OF SERIES B PREFERRED UNITS (this “Designation”), dated as of [●], has been validly adopted by Independence Realty Trust, Inc., a Maryland corporation, as the general partner (the “General Partner”) of Independence Realty Operating Partnership, LP, a Delaware limited partnership (the “Partnership”) pursuant to Section 4.2(a) of the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, as amended by that certain Amendment No. 1, dated December 16, 2021  (as such agreement may be amended or amended and restated from time to time, the “Partnership Agreement”), in connection with the consummation of the Partnership Merger (as defined below):

Background[5]

The General Partner and the Partnership entered into that certain Agreement and Plan of Merger, dated as of September 8, 2026 (as may be amended, supplemented or amended and restated from time to time, the “Merger Agreement”), by and among the General Partner, the Partnership, Islanders OP Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Operating Partnership (“OP Merger Sub”), Centerspace, a North Dakota real estate investment trust (“Centerspace”), and Centerspace, LP, a North Dakota limited partnership (“Centerspace LP”), pursuant to which, among other things, unless an Alternative Structure (as defined in the Merger Agreement) is validly elected, (i) Parent Merger Sub (as defined in the Merger Agreement) shall merge with and into Centerspace at the Effective Time (as defined in the Merger Agreement), with Centerspace surviving such merger as the surviving company, and (ii) OP Merger Sub shall merge with and into Centerspace LP at the Partnership Merger Effective Time (as defined in the Merger Agreement), with Centerspace LP surviving as the surviving partnership (the “Partnership Merger”).

Prior to the consummation of the Partnership Merger, certain Persons held equity interests in the form of partnership interests of Centerspace LP designated as “Series E Preferred Units” (the “Centerspace LP Series E Preferred Units”). Pursuant to Section 2.02 of the Merger Agreement, upon the terms and subject to the conditions set forth therein, at the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any party thereto or any other Person, each Centerspace LP Series E Preferred Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into one (1) newly issued Series B Preferred Unit designated in this Designation.

The General Partner has validly adopted this Designation to set forth the rights, powers, duties and preferences of the Series B Preferred Units pursuant to Section 4.2(a)(i) of the Partnership Agreement, and this Designation shall be deemed to be incorporated by reference into the Partnership Agreement as an exhibit thereto on the date of issuance of the Series B Preferred Units pursuant to the Merger Agreement and this Designation.

5 Note to Draft: At the time this Designation is entered into, to update Background to reflect actual structure used.

Series B Preferred Units

1.           Defined Terms. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Partnership Agreement. In addition to other terms defined in this Designation, the following defined terms used in this Designation shall have the meanings specified below:

“Series B Conversion Date” shall mean the date specified in a Series B Conversion Notice on which the holder of Series B Preferred Units will be required to convert Series B Preferred Units into Common Units; provided, however, that the proposed Series B Conversion Date may not be less than 30 days, nor more than more than 60 days, after the date the Series B Conversion Notice is delivered.

“Series B Conversion Notice” shall mean a written notice delivered by the Partnership to a holder of Series B Preferred Units that such holder convert Series B Preferred Units for Common Units. Each Series B Conversion Notice must specify the number of Series B Preferred Units to be exchanged and the proposed Series B Conversion Date.

“Series B Distribution Payment Date” shall have the meaning provided in Section 5(a).

“Series B Exchange Date” shall mean the date specified in a Series B Exchange Notice on which the holder of Series B Preferred Units proposes to exchange Series B Preferred Units for Common Units; provided, however, that the proposed Series B Exchange Date (i) must be the last day of a fiscal quarter, and (ii) may not be less than 30 days, nor more than more than 60 days, after the date the Series B Exchange Notice is delivered.

“Series B Exchange Notice” shall mean a written notice delivered by a holder of Series B Preferred Units to the General Partner of such holder’s election to exchange Series B Preferred Units for Common Units. Each Series B Exchange Notice must specify the number of Series B Preferred Units to be exchanged and the proposed Series B Exchange Date. No Series B Exchange Notice may be delivered to the General Partner in the last 30 days of a fiscal quarter.

“Series B Junior Preferred Units” shall have the meaning provided in Section 4.

“Series B Liquidating Distributions” shall have the meaning provided in Section 6(a).

“Series B Parity Preferred Units” shall have the meaning provided in Section 4.

“Series B Preferred Return” shall have the meaning provided in Section 5(a).

“Series B Preferred Units” shall have the meaning provided in Section 2.

2

2.         Designation and Number.  A series of Preferred Units, designated the “Series B Preferred Units”, is hereby established.  The number of authorized Series B Preferred Units shall be [•].6

3.           Maturity.  The Series B Preferred Units have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

4.          Rank.  The Series B Preferred Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership, rank (a) senior to all classes or series of Common Units of the Partnership and to any class or series of Preferred Units expressly designated as ranking junior to the Series B Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership (collectively, the “Series B Junior Preferred Units”); (b) on a parity with any class or series of Preferred Units issued by the Partnership, including, without limitation, the Series A Preferred Units, expressly designated as ranking on a parity with the Series B Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership (the “Series B Parity Preferred Units”); and (c) junior to any class or series of Preferred Units issued by the Partnership expressly designated as ranking senior to the Series B Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership.  The term “Preferred Units” does not include convertible or exchangeable debt securities of the Partnership, which will rank senior to the Series B Preferred Units prior to conversion or exchange.  The Series B Preferred Units will also rank junior in right or payment to the Partnership’s existing and future indebtedness.

6 Note to Draft: To be the number of Centerspace LP Series E Preferred Unit issued and outstanding immediately prior to the Partnership Merger Effective Time.

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5.           Distributions.

(a)
Subject to the preferential rights of holders of any class or series of Preferred Units of the Partnership expressly designated as ranking senior to the Series B Preferred Units as to distributions, the holders of Series B Preferred Units shall be entitled to receive, out of funds of the Partnership legally available for payment of distributions, cumulative cash distributions at the rate of 3.875% per annum of the $100.00 per Series B Preferred Unit issue price (equivalent to a fixed annual amount of $3.875 per unit) (the “Series B Preferred Return”).  The Series B Preferred Return shall be paid only when, as and if authorized by the General Partner and declared by the Partnership, but if the Series B Preferred Return is not paid quarterly, it shall continue to accrue and be cumulative as provided below. Distributions on the Series B Preferred Units shall accrue and be cumulative from (but excluding) [•][7] and shall be payable quarterly, in equal amounts, in arrears, on or about the last day of each March, June, September and December of each year (each a “Series B Distribution Payment Date”) for the period ending on such Series B Distribution Payment Date.  If any date on which distributions are to be made on the Series B Preferred Units is not a Business Day, then payment of the distribution to be made on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. The amount of any distribution payable on the Series B Preferred Units for any partial distribution period will be prorated and computed on the basis of twelve 30-day months and a 360-day year.  Distributions will be payable in arrears to holders of record of the Series B Preferred Units as they appear on the records of the Partnership at the close of business on the applicable record date, which shall be the fifteenth Business Day of the month in which the applicable Series B Distribution Payment Date occurs or such other date designated by the General Partner of the Partnership for the payment of distributions that is not more than 90 nor fewer than ten days prior to such Series B Distribution Payment Date.  A “distribution period” shall mean the period commencing from and including, the Series B Distribution Payment Date to, but excluding, the next succeeding Series B Distribution Payment Date; provided that the initial distribution period shall be the period from the first day of the quarter in which the Closing occurs to, but excluding, the first day of the first full quarter beginning after the Closing Date (which, for the avoidance of doubt, will not be a partial distribution period).

(b)
No distributions on the Series B Preferred Units shall be authorized by the General Partner or declared, paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the General Partner or the Partnership, including any agreement relating to the indebtedness of any of them, prohibits such authorization, declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(c)
Notwithstanding anything to the contrary contained herein, distributions on the Series B Preferred Units will accrue whether or not the restrictions referred to in Section 5(b) above exist, whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized or declared.

7 Note to Draft: To be the date on which the most recent distribution was made on the Centerspace LP Series E Preferred Units by Centerspace LP.

4

(d)
Except as provided in Section 5(e) below, no distributions shall be declared and paid or set apart for payment, and no other distribution of cash or other property may be declared and made, directly or indirectly, on or with respect to, any Common Units, Series B Parity Preferred Units or Series B Junior Preferred Units of the Partnership (other than a distribution paid in units of, or options, warrants or rights to subscribed for or purchase units of, Common Units or Series B Junior Preferred Units) for any period, nor shall units of any class or series of Common Units, Series B Parity Preferred Units or Series B Junior Preferred Units be redeemed, purchased or otherwise acquired for any consideration, nor shall any funds be paid or made available for a sinking fund for the redemption of any such units by the Partnership, directly or indirectly (except by conversion into or exchange for units of, or options, warrants or rights to purchase of subscribed for units of, Common Units or Series B Junior Preferred Units, and except for purchases or exchanges pursuant to a purchase or exchange offer made on the same terms to all holders of Series B Preferred Units and all holders of Series B Parity Preferred Units), unless full cumulative distributions on the Series B Preferred Units for all past distribution periods shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. The foregoing sentence will not prohibit (i) distributions payable solely in Common Units or Series B Junior Preferred Units, or (ii) the conversion of Series B Junior Preferred Units or Series B Parity Preferred Units into Common Units or Series B Junior Preferred Units.

(e)
When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series B Preferred Units and any Series B Parity Preferred Units, all distributions declared on the Series B Preferred Units and any Series B Parity Preferred Units shall be declared pro rata so that the amount of distributions declared per Series B Preferred Unit and such Series B Parity Preferred Units shall in all cases bear to each other the same ratio that accrued distributions per Series B Preferred Unit and such Series B Parity Preferred Units (which shall not include any accrual in respect of unpaid distributions on any Series B Parity Preferred Units for prior distribution periods if such Series B Parity Preferred Units do not have a cumulative distribution) bear to each other.  No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Series B Preferred Units which may be in arrears.

(f)
Holders of Series B Preferred Units shall not be entitled to any distribution, whether payable in cash, property or units of the Partnership, in excess of full cumulative distributions on the Series B Preferred Units as provided above.  Any distribution made on the Series B Preferred Units shall first be credited against the earliest accrued but unpaid distributions due with respect to such units which remains payable.  Accrued but unpaid distributions on Series B Preferred Units will accumulate as of the Series B Distribution Payment Date on which they first become payable or on the date of redemption, as the case may be.

5

(g)
For the avoidance of doubt, in determining whether a distribution (other than upon voluntary or involuntary liquidation) by distribution, redemption or other acquisition of Common Units or Preferred Units is permitted under Delaware law, no effect shall be given to the amounts that would be needed, if the Partnership were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of Common Units whose preferential rights are superior to those receiving the distribution.

6.           Liquidation Preference.

(a)
Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, before any distribution or payment shall be made to the holders of any Common Units or Series B Junior Preferred Units, the holders of the Series B Preferred Units then outstanding shall be entitled to be paid, or have the Partnership declare and set apart for payment, out of the assets of the Partnership legally available for distribution to its Partners after payment or provision for payment of all debts and other liabilities of the Partnership, a liquidation preference in cash or property at fair market value, as determined by the General Partner, of $100.00 per Series B Preferred Unit plus an amount equal to any accrued and unpaid distributions to, and including, the date of payment or the date the liquidation preference is set apart for payment (the “Series B Liquidating Distributions”).

(b)
If upon any such voluntary or involuntary liquidation, dissolution or winding up of the Partnership, the available assets of the Partnership are insufficient to pay the full amount of the Series B Liquidating Distributions on all outstanding Series B Preferred Units and the corresponding amounts payable on all outstanding Series B Parity Preferred Units, then the holders of Series B Preferred Units and Series B Parity Preferred Units shall share ratably in any such distribution of assets in proportion to the full Series B Liquidating Distributions to which they would otherwise be respectively entitled.

(c)
Upon any voluntary or involuntary liquidation, dissolution or winding up of the Partnership, after payment shall have been made in full to the holders of the Series B Preferred Units and any Series B Parity Preferred Units, any other series or class or classes of Series B Junior Preferred Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series B Preferred Units and any Series B Parity Preferred Units shall not be entitled to share therein.

(d)
After payment of the full amount of the Liquidating Distributions to which they are entitled, holders of Series B Preferred Units will have no right or claim to any of the remaining assets of the Partnership.

(e)
For the avoidance of doubt, the consolidation or merger of the Partnership with or into another entity, the merger of another entity with or into the Partnership, a statutory unit exchange by the Partnership or the sale, lease, transfer or conveyance of all or substantially all of the assets or business of the Partnership shall not be considered a liquidation, dissolution or winding up of the affairs of the Partnership.

6

7.           Exchange Rights.

(a)
Exchange. The holders of Series B Preferred Units shall be entitled to exchange Series B Preferred Units for Common Units, at any time and at their option, on the following terms and subject to the following conditions:

(i)
At any time after the date hereof, each holder of Series B Preferred Units at its option may exchange each of its Series B Preferred Units for a number of Common Units equal to [•][8]; provided, however, that no Series B Preferred Units may be exchanged on any proposed Series B Exchange Date pursuant to this Section 7 unless at least 1,000 Series B Preferred Units, in the aggregate, are exchanged by one or more holders thereof on such Series B Exchange Date pursuant to Series B Exchange Notices (or if a holder owns less than 1,000 Series B Preferred Units, then all of the Series B Preferred Units held by the holder must be exchanged). Each holder of Series B Preferred Units that has delivered a Series B Exchange Notice to the General Partner may rescind such Series B Exchange Notice by delivering written notice of such rescission to the General Partner prior to the Series B Exchange Date specified in the applicable Series B Exchange Notice.

(ii)
The exchange rate shall be proportionately adjusted upon subdivisions, stock splits, stock dividends, combinations and reclassification of Common Units and the common stock of the General Partner in order to preserve the relative economic values of the Common Units and the Series B Preferred Units.

(iii)
In case the Partnership shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the Partnership’s equity interests or sale of all or substantially all of the Partnership’s assets), in each case as a result of which Common Units will be converted into the right to receive shares of capital stock, other securities or other property (including cash or any combination thereof), each Series B Preferred Unit will thereafter be convertible or exchangeable into the kind and amount of shares of capital stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of Common Units or fraction thereof into which one Series B Preferred Unit was convertible or exchangeable immediately prior to such transaction.

8 Note to Draft: To be 1.20482 multiplied by the Exchange Ratio (as defined in the Merger Agreement) as of immediately prior to the Closing.

7

(iv)	Notwithstanding anything to the contrary in this Section 7(a):

1.
A holder of Series B Preferred Units will not have the right to exchange Series B Preferred Units for Common Units if (1) in the opinion of counsel for the General Partner, the General Partner would no longer qualify or its status would be seriously compromised as a real estate investment trust under the Internal Revenue Code as a result of such exchange; or (2) such exchange would, in the opinion of counsel for the General Partner, constitute or be likely to constitute a violation of applicable securities laws.

2.
No fractional units will be issued in connection with the exchange of Series B Preferred Units into Common Units. In lieu of fractional Common Units, the holder of the Series B Preferred Units to be exchanged shall be entitled to receive a cash payment in respect of any fractional unit in an amount equal to the fractional interest multiplied by the closing price of a common share of beneficial interest of the General Partner on the date the Series B Preferred Units are surrendered for conversion by a holder thereof.

(b)
Procedure for Exchange. Any exchange described in Section 7(a) above shall be exercised pursuant to a delivery of a Series B Exchange Notice to the General Partner by the holder who is exercising such exchange right, by (A) email and (B) by certified mail postage prepaid. The Series B Exchange Notice and certificates, if any, representing such Series B Preferred Unit to be exchanged shall be delivered to the office of the Partnership maintained for such purpose. Currently, such office is:

Independence Realty Operating Partnership, LP
[Address Line 1
Address Line 2]
Attention: [__________]
Email: [____________]

Any exchange hereunder shall be effective as of the close of business on the Series B Exchange Date. The holders of the exchanged Series B Preferred Units shall be deemed to have surrendered the same to the Partnership, and the Partnership shall be deemed to have issued Common Units at the close of business on the Series B Exchange Date.

8

(c)
Payment of Series B Preferred Return. On the Series B Distribution Payment Date next following the Series B Exchange Date, the holders of Series B Preferred Units that exchanged on such date shall be entitled to Series B Preferred Return in an amount equal to (i) any unpaid Series B Preferred Return on the Series B Preferred Units that were exchanged and that accrued through the end of the quarterly period immediately prior to the quarterly period in which the Series B Exchange Date occurred; (ii) a prorated portion of the Series B Preferred Return on the Series B Preferred Units that were exchanged and that accrued during the quarterly period in which the Series B Exchange Date occurred based on the number of days during the quarterly period through, but not including, the Series B Exchange Date, less (iii) any prorated amount of the distribution or dividend, if any, paid on the Common Units into which the Series B Preferred Units were exchanged for the quarterly period in which the Series B Exchange Date occurred again based on the number of days during the quarterly period through, but not including, the Series B Exchange Date.

8.           Partnership Call Right.

(a)	Conversion. The Partnership may require the holders of Series B Preferred Units to convert Series B Preferred Units into Common Units on the following terms and subject to the following conditions:

(i)
At any time after the date hereof, the Partnership may require each holder of Series B Preferred Units to convert each of its Series B Preferred Units into a number of Common Units equal to [•][9]. The Partnership may rescind a Series B Conversion Notice by delivering written notice of such rescission to each holder of Series B Preferred Units prior to the Series B Conversion Date specified in the applicable Series B Conversion Notice.

(ii)
The conversion rate shall be proportionately adjusted upon subdivisions, stock splits, stock dividends, combinations and reclassification of Common Units and the common stock of the General Partner in order to preserve the relative economic values of the Common Units and the Series B Preferred Units.

(iii)
In case the Partnership shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the Partnership’s equity interests or sale of all or substantially all of the Partnership’s assets), in each case as a result of which Common Units will be converted into the right to receive shares of capital stock, other securities or other property (including cash or any combination thereof), each Series B Preferred Unit will thereafter be convertible or exchangeable into the kind and amount of shares of capital stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of Common Units or fraction thereof into which one Series B Preferred Unit was convertible or exchangeable immediately prior to such transaction.

9 Note to Draft: To be 1.20482 multiplied by the Exchange Ratio (as defined in the Merger Agreement) as of immediately prior to the Closing.

9

(iv)	Notwithstanding anything to the contrary in this Section 8(a):

1.
A holder of Series B Preferred Units will not have the obligation to convert Series B Preferred Units to Common Units unless (1) there is no accrued but unpaid Series B Preferred Return on the Series B Preferred Units to be converted (other than any amount that accrues during the quarterly period in which the Series B Conversion Date occurs); (2) the common stock of the General Partner has traded at a price per share of at least an amount equal to $[●][10] in at least 15 of the previous 30 trading days prior to the date of the Series B Conversion Notice; and (3) the Partnership has made at least three consecutive quarterly distributions on the Common Units at the rate, per quarter, of not less than an amount equal to $[●][11] (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like).

2.
No fractional units will be issued in connection with the conversion of Series B Preferred Units into Common Units. In lieu of fractional Common Units, the holder of the Series B Preferred Units to be converted shall be entitled to receive a cash payment in respect of any fractional unit in an amount equal to the fractional interest multiplied by the closing price of a common share of beneficial interest of the Trust on the date the Series B Preferred Units are surrendered for conversion by a holder thereof.

(b)
Procedure for Conversion. Any conversion described in Section 8(a) above shall be exercised pursuant to a delivery of a Series B Conversion Notice by the General Partner to the holder, by (A) email and (B) by certified mail postage prepaid. The Series B Conversion Notice shall be delivered to the address of the holder as shown in the records of the Partnership. The certificates, if any, representing such Series B Preferred Unit to be converted shall be delivered to the office of the Partnership maintained for such purpose to held in safekeeping by the Partnership on behalf of the holders. Currently, such office is:

10 Note to Draft: To be $83.00 divided by the Exchange Ratio the Exchange Ratio (as defined in the Merger Agreement) as of immediately prior to the Closing.

11 Note to Draft: To be $0.804 divided by the Exchange Ratio (as defined in the Merger Agreement) as of immediately prior to the Closing.

10

Independence Realty Operating Partnership, LP
[Address Line 1
Address Line 2]
Attention: [__________]
Email: [____________]

Any conversion hereunder shall be effective as of the close of business on the Series B Conversion Date. The holders of the exchanged Series B Preferred Units shall be deemed to have surrendered the same to the Partnership, and the Partnership shall be deemed to have issued Common Units at the close of business on the Series B Conversion Date.

(c)
Payment of Series B Preferred Return. On the Series B Distribution Payment Date next following the Series B Conversion Date, the holders of Series B Preferred Units converted on such date shall be entitled to Series B Preferred Return in an amount equal to (i) a prorated portion of the Series B Preferred Return on the Series B Preferred Units that were converted and that accrued during the quarterly period in which the Series B Converted Date occurred based on the number of days elapsed during the quarterly period through, but not including, the Series B Conversion Date, less (ii) the prorated amount of the distribution or dividend, if any, paid on the Common Units into which the Series B Preferred Units were exchanged for the quarterly period in which the Series B Conversion Date occurred again based on the number of days during the quarterly period through, but not including, the Series B Exchange Date.

9.          Voting Rights. With respect to the Series B Preferred Units, holders of the Series B Preferred Units will not have any voting rights or right to consent to any matter requiring the consent or approval of the Limited Partners; provided, however, that no action may be taken to amend, alter or repeal any provision of the rights or preferences of the Series B Preferred Units if such amendment, alteration or repeal would result in the Series B Preferred Units no longer having a preference superior or prior to either the Common Units or the Series B Junior Preferred Units as to payment of distributions or distributions of assets. Notwithstanding the foregoing, the Partnership may create equity securities of the Partnership or securities convertible into equity securities of the Partnership having a preference superior or prior to the Series B Preferred Units, provided that the creation of such new securities (or securities into which such new securities convert) does not result in the Series B Preferred Units (a) no longer having a preference superior or prior to either the Common Units or one or more Series B Junior Preferred Units, or any combination thereof, as to payment of distributions or distributions of assets, or (b) no longer having parity with one or more Series B Parity Preferred Units as to the payment of distributions or distributions of assets.

11

10.        Restrictions Included in Partnership Agreement. Each holder of Series B Preferred Units acknowledges and agrees that, notwithstanding anything to the contrary in this Designation or the Partnership Agreement, (a) the transfer or exchange of a portion of the Series B Preferred Units are restricted by the provisions of the Partnership Agreement, and (b) each such holder shall not transfer or exchange any Series B Preferred Units in violation of any such restrictive provisions.

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12

EXHIBIT E

EXCHANGE RIGHTS AGREEMENT

THIS EXCHANGE RIGHTS AGREEMENT (this “Agreement”), effective as of [●], (the “Agreement Effective Time”), is entered into by and among Independence Realty Trust, Inc., a Maryland corporation (the “Company”), Independence Realty Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership”), and the Limited Partners (as defined below).

R E C I T A L S:

(1)         The Company, together with certain other limited partners, has entered into the Fifth Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated March 3, 2017, as amended by that certain Amendment No. 1, dated December 16, 2021 (as such agreement may be amended or amended and restated from time to time, the “Partnership Agreement”).

(2)         The Company and the Operating Partnership entered into that certain Agreement and Plan of Merger, dated as of September 8, 2026 (as may be amended, supplemented or amended and restated from time to time, the “Merger Agreement”), by and among the Company, the Operating Partnership, Islanders OP Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Operating Partnership (“OP Merger Sub”), Centerspace, a North Dakota real estate investment trust (“Centerspace”), and Centerspace, LP, a North Dakota limited partnership (“Centerspace LP”), pursuant to which, among other things, unless an Alternative Structure (as defined in the Merger Agreement) is validly elected, (i) Parent Merger Sub (as defined in the Merger Agreement) shall merge with and into Centerspace at the Effective Time (as defined in the Merger Agreement), with Centerspace surviving such merger as the surviving company, and (ii) OP Merger Sub shall merge with and into Centerspace LP at the Partnership Merger Effective Time (as defined in the Merger Agreement), with Centerspace LP surviving as the surviving partnership (the “Partnership Merger”).12

(3)         Pursuant to Section 2.02 of the Merger Agreement, upon the terms and subject to the conditions set forth therein, at the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any party thereto or any other Person, each Company OP Unit (as defined in the Merger Agreement) issued and outstanding immediately prior to the Partnership Merger Effective Time, shall be automatically converted into the right to receive the Common Unit Merger Consideration or the Preferred Unit Merger Consideration, as applicable (each Person holding such Company OP Unit immediately prior to the Partnership Merger Effective Time, a “Limited Partner”).

(4)         Pursuant to the Partnership Agreement and by virtue of the Partnership Merger, each Limited Partner holds Partnership Units in the Operating Partnership effective as of the Agreement Effective Time.

12 Note to Draft: To update reflect actual structure used.

(5)         The Operating Partnership has agreed to provide the Limited Partners with certain direct or indirect rights to exchange their Partnership Units for cash or, at the election of the Company, for shares of the Company’s common stock, $0.01 par value per share (the “REIT Stock”).

Accordingly, the parties hereto do hereby agree as follows:

ARTICLE I
DEFINED TERMS

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Assignee” means a Person to whom one or more Partnership Units have been transferred in a manner permitted under the Partnership Agreement, but who has not become a substituted Limited Partner in accordance therewith.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Capital Contribution” means, with respect to any Partner, any cash, cash equivalents or the Gross Asset Value (as defined in the Partnership Agreement) of property which such Partner contributes or is deemed to contribute to the Partnership pursuant to the terms of the Partnership Agreement.

“Cash Amount” means an amount of cash per Partnership Unit equal to the Value on the Valuation Date of the REIT Stock Amount.

“Exchange Factor” means 1.0, provided, that in the event that the Company (i) declares or pays a dividend on its outstanding REIT Stock in the form of shares of REIT Stock or makes a distribution to all holders of its outstanding REIT Stock in the form of shares of REIT Stock; (ii) subdivides its outstanding REIT Stock; or (iii) combines its outstanding REIT Stock into a smaller number of shares of REIT Stock, the Exchange Factor shall be adjusted by multiplying the Exchange Factor by a fraction, the numerator of which shall be the number of shares of REIT Stock issued and outstanding on the record date for such dividend, contribution, subdivision or combination (assuming for such purpose that such dividend, distribution, subdivision or combination has occurred as of such time), and the denominator of which shall be the actual number of shares of REIT Stock (determined without the above assumption) issued and outstanding on the record date for such dividend, distribution, subdivision or combination. Any adjustment to the Exchange Factor shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event. Notwithstanding the foregoing, the Exchange Factor shall not be adjusted in connection with such event if,  in connection with such event, the Operating Partnership make a distribution of cash, Partnership Units, REIT Stock and/or rights, options or warrants to acquire Partnership Units and/or REIT Stock with respect to all applicable Partnership Units or effects a reverse split of, or otherwise combines, the Partnership Units, as applicable, that is comparable as a whole in all material respects with such an event.

“Exchanging Partner” has the meaning set forth in Section 2.1 hereof.

“Exchange Right” has the meaning set forth in Section 2.1 hereof.

“Lien” means any lien, security interest, mortgage, deed of trust, charge, claim, encumbrance, pledge, option, right of first offer or first refusal and any other right or interest of others of any kind or nature, actual or contingent, or other similar encumbrance of any nature whatsoever.

“Notice of Exchange” means the Notice of Exchange substantially in the form of Exhibit A to this Agreement.

“Person” shall mean an individual, partnership, corporation, limited liability company, trust, estate, or unincorporated organization, or other entity, or a government or agency or political subdivision thereof.

“REIT Stock Amount” means that number of shares of REIT Stock equal to the product of the number of Partnership Units offered for exchange by an Exchanging Partner, multiplied by the Exchange Factor as of the Valuation Date, provided, that in the event the Company or the Operating Partnership issues to all holders of REIT Stock rights, options, warrants or convertible or exchangeable securities entitling the stockholders to subscribe for or purchase REIT Stock, or any other securities or property (collectively, the “rights”), then the REIT Stock Amount shall also include such rights that a holder of that number of shares of REIT Stock would be entitled to receive.

“SEC” means the Securities and Exchange Commission.

“Specified Exchange Date” means the tenth (10th) Business Day after receipt by the Operating Partnership and the Company of a Notice of Exchange; provided, however, that if the Operating Partnership has more than 99 partners, as determined in accordance with the provisions of Treasury Regulation Section 1.7704-1(h), then the Specified Exchange Date shall mean the thirty-first (31st) calendar day after receipt by the Operating Partnership and the Company of a Notice of Exchange.

“Valuation Date” means the date of receipt by the Operating Partnership and the Company of a Notice of Exchange or, if such date is not a Business Day, the first Business Day thereafter.

“Value” means, with respect to shares of REIT Stock, the average of the daily market price for the five (5) consecutive trading days immediately preceding the Valuation Date. The market price for each such trading day shall be:

(i)           if the REIT Stock is listed or admitted to trading on the New York Stock Exchange (the “NYSE”) or any other national securities exchange, the closing price on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices on such day; or

(ii)         if the REIT Stock is not listed or admitted to trading on the NYSE or any other national securities exchange, the last reported sale price on such day; or

(iii)        if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by the Company or if the REIT Stock is not then traded on any market, as determined in good faith by the Company’s Independent Directors (as defined by the Company’s charter).

In the event the REIT Stock Amount includes rights that a holder of REIT Stock would be entitled to receive, then the Value of such rights shall be determined by the independent directors of the Company acting in good faith on the basis of such quotations and other information as they consider, in their reasonable judgment, appropriate.

ARTICLE II
EXCHANGE RIGHT

2.1         Exchange Right. (a) Subject to Sections 2.2, 2.3 and 2.4 hereof, and subject to any limitations under applicable law, the Operating Partnership hereby grants to each Limited Partner and each Limited Partner hereby accepts the right (the “Exchange Right”), exercisable (i) on or after the date that is one year after the issuance of the Limited Partner’s Limited Partner Interest or (ii) upon the liquidation of the Operating Partnership or the sale of all or substantially all of the assets of the Operating Partnership, to exchange on a Specified Exchange Date all or a portion of the Partnership Units held by such Limited Partner at an exchange price equal to and in the form of the Cash Amount.

(b)          The Exchange Right shall be exercised pursuant to a Notice of Exchange delivered to the Operating Partnership, with a copy delivered to the Company, by the Limited Partner who is exercising the Exchange Right (the “Exchanging Partner”); provided, however, that the Company, in its capacity as General Partner of the Operating Partnership, may elect, after a Notice of Exchange is delivered, to satisfy the Exchange Right which is the subject of such notice in accordance with Section 2.2.

(c)          A Limited Partner may exercise the Exchange Right in accordance with the terms of this Agreement from time to time with respect to part or all of the Partnership Units that it owns, as selected by the Limited Partner, provided that, except as provided in the Agreement, a Limited Partner may not exercise the Exchange Right for less than one thousand (1,000) Partnership Units unless such Limited Partner then holds less than one thousand (1,000) Partnership Units, in which event the Limited Partner must exercise the Exchange Right for all of the Partnership Units held by such Limited Partner.

(d)          An Exchanging Partner shall have no right with respect to any Partnership Units so exchanged to receive any distributions paid after the Specified Exchange Date with respect to such Partnership Units.

(e)          Any Assignee of a Limited Partner may exercise the rights of such Limited Partner pursuant to this Article 2, and such Limited Partner shall be deemed to have assigned such rights to such Assignee and shall be bound by the exercise of such rights by such Assignee.

(f)           In connection with any exercise of such rights by an Assignee on behalf of a Limited Partner, the Cash Amount or the REIT Stock Amount, as the case may be, shall be satisfied by the Operating Partnership or the Company, as the case may be, directly to such Assignee and not to such Limited Partner.

2.2         Option of Company to Exchange for REIT Stock.  (a) Notwithstanding the provisions of Section 2.1, the Company may, in its capacity as the General Partner of  the Operating Partnership, in its sole and absolute discretion (subject to the limitations on ownership and transfer of REIT Stock set forth in the Company’s charter), elect to assume directly and satisfy an Exchanging Partner’s Exchange Right by exchanging REIT Stock and rights equal to the REIT Stock Amount on the Specified Exchange Date for the Partnership Units offered for exchange by the Exchanging Partner, whereupon the Company shall acquire the Partnership Units offered for exchange by the Exchanging Partner and shall be treated for all purposes of the Partnership Agreement as the owner of such Partnership Units. Unless the Company, in its sole and absolute discretion, shall exercise its right to assume directly and satisfy the Exchange Right, the Company shall not have any obligation to the Exchanging Partner or to the Operating Partnership with respect to the Exchanging Partner’s exercise of the Exchange Right. If the Company shall exercise its right to satisfy the Exchange Right in the manner described in the first sentence of this Section 2.2 and shall fully perform its obligations in connection therewith, the Operating Partnership shall have no right or obligation to pay any amount to the Exchanging Partner with respect to such Exchanging Partner’s exercise of the Exchange Right, and each of the Exchanging Partner, the Operating Partnership and the Company shall, for federal income tax purposes, treat the transaction between the Company and the Exchanging Partner as a sale of the Exchanging Partner’s Partnership Units to the Company. Nothing contained in this Section 2.2 shall imply any right of the Company to require any Limited Partner to exercise the Exchange Right afforded to such Limited Partner pursuant to Section 2.1.

(b) In the event the Company shall elect to satisfy, on behalf of the Operating Partnership, an Exchanging Partner’s Exchange Right by exchanging REIT Stock for the Partnership Units offered for exchange,

i.              the Company hereby agrees so to notify the Exchanging Partner within five (5) Business Days after the receipt by the Company of such Notice of Exchange,

ii.           each Exchanging Partner hereby agrees to execute such documents and instruments as the Company may reasonably require in connection with the issuance of REIT Stock upon exercise of the Exchange Right, and

iii.            the Company hereby agrees to deliver stock certificates representing fully paid and nonassessable shares of REIT Stock.

(c) Notwithstanding anything to the contrary herein, if any Partnership Units exchanged hereunder are designated “Series A Preferred Units” or “Series B Preferred Units,” then for all purposes hereunder, the Exchanging Partner will be entitled to receive, in exchange for such Partnership Units, the cash or REIT Stock such Exchanging Partner would be entitled to receive if Exchanging Partner had first exchanged such Partnership Units for Common Units pursuant to Section 7(a) of the Designation of Series A Preferred Units or Designation of Series B Preferred Units, as applicable and then exchanged such Common Units hereunder.

2.3         Prohibition of Exchange for REIT Stock. Notwithstanding anything herein to the contrary, the Company shall not be entitled to satisfy an Exchanging Partner’s Exchange Right pursuant to Section 2.2 if the delivery of REIT Stock to such Limited Partner by the Company pursuant to Section 2.2 (regardless of the Operating Partnership’s obligations to the Limited Partner under Section 2.1)

(a)           would be prohibited under the Articles of Incorporation of the Company,

(b)           if the Company has elected REIT status, would otherwise jeopardize the REIT status of the Company, or

(c)         would cause the acquisition of the REIT Stock by the Limited Partner to be “integrated” with any other distribution of REIT Stock by the Company for purposes of complying with the registration provisions of the Securities Act.

2.4         Payment Date.  Any Cash Amount to be paid to an Exchanging Partner shall be paid on the Specified Exchange Date; provided, however, that the Operating Partnership may elect to cause the Specified Exchange Date to be delayed for up to an additional 180 days to the extent required for the Company to cause additional REIT Stock to be issued to provide financing to be used to make such payment of the Cash Amount by the Operating Partnership.

2.5         [Reserved.]

2.6         Effect of Exchange.  (a) Any exchange of Partnership Units pursuant to this Article 2 shall be deemed to have occurred as of the Specified Exchange Date for all purposes, including without limitation the payment of distributions or dividends in respect of Partnership Units or REIT Stock, as applicable.

(b)         Any Partnership Units acquired by the Company pursuant to an exercise by any Limited Partner of an Exchange Right shall be deemed to be acquired by and reallocated or reissued to the Company.

(c)        The Company, as general partner of the Operating Partnership, shall amend the Partnership Agreement to reflect each such exchange and reallocation or reissuance of Partnership Units and each corresponding recalculation of the Partnership Units of the Limited Partners.

ARTICLE III
OTHER PROVISIONS

3.1         Covenants of the Company.  (a) At all times during the pendency of the Exchange Right, the Company shall reserve for issuance such number of shares of REIT Stock as may be necessary to enable the Company to issue such shares in full payment of the REIT Stock Amount in regard to all Partnership Units held by Limited Partners which are from time to time outstanding.

(b)        During the pendency of the Exchange Right, the Company shall deliver to Limited Partners in a timely manner all reports filed by the Company with the SEC to the extent the Company also transmits such reports to its stockholders and all other communications transmitted from time to time by the Company to its stockholders generally.

(c)          The Company shall notify each Limited Partner, upon request, of the then current Exchange Factor and such notice will include a reasonable explanation of the Exchange Factor calculation to be applied at such time.

3.2         Fractional Shares.  (a) No fractional shares of REIT Stock shall be issued upon exchange of Partnership Units.

(b)         The number of full shares of REIT Stock which shall be issuable upon exchange of Partnership Units (or the cash equivalent amount thereof if the Cash Amount is paid) shall be computed on the basis of the aggregate amount of Partnership Units so surrendered.

(c)         Instead of any fractional shares of REIT Stock which would otherwise be issuable upon exchange of any Partnership Units, the Operating Partnership shall pay a cash adjustment in respect of such fraction in an amount equal to the Cash Amount of a Partnership Unit multiplied by such fraction.

3.3         Investment Representations and Warranties.  By delivering to the Company a Notice of Exchange, each Exchanging Partner will be deemed to represent and warrant to the Company and the Operating Partnership that such Exchanging Partner is aware of the Company’s option to exchange such Exchanging Partner’s Partnership Units for REIT Stock pursuant to Section 2.2 hereof and that:

(a)          (i) such Exchanging Partner has reviewed (1) if the Company is required to file reports under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), copies of all reports and other filings (the “SEC Reports”), in the form filed on the SEC’s Electronic Data Gathering, Analysis and Retrieval system, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, made by the Company with the SEC pursuant to the Exchange Act, and the rules and regulations thereunder, and understands the risks of, and other considerations relating to, an investment in REIT Stock or (2) if the Company is not required to file SEC reports, such information regarding the business, operations, financial condition, assets and liabilities of the Company] as the Exchanging Partner deems necessary and appropriate in connection with the receipt of REIT Stock.

Such Exchanging Partner, by reason of its business and financial experience, together with the business and financial experience of those persons, if any, retained by it to represent or advise it with respect to its investment in REIT Stock,

(2)         has such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it is capable of evaluating the merits and risks of and of making an informed investment decision with respect to an investment in REIT Stock,

(3)         is capable of protecting its own interest or has engaged representatives or advisors to assist it in protecting its interests and

(4)         is capable of bearing the economic risk of such investment.

(iv)         (A) Such Exchanging Partner is an “accredited investor” as defined in Rule 501 of the regulations promulgated under the Securities Act.

If such Exchanging Partner has retained or retains a person to represent or advise it with respect to its investment in REIT Stock, such Exchanging Partner will advise the Company of such retention and, at the Company’s request, such Exchanging Partner shall, prior to or at delivery of the REIT Stock hereunder,

(I)          acknowledge in writing such representation and

(II)         cause such representative or advisor to deliver a certificate to the Company containing such representations as may be reasonably requested by the Company.

(b)         (i) Such Exchanging Partner understands that an investment in the Company involves substantial risks.

(ii)          Such Exchanging Partner has been given the opportunity to make a thorough investigation of the activities of the Company and has been furnished with materials relating to the Company and its activities, including, without limitation, each Prospectus and the SEC Reports.

(iii)         Such Exchanging Partner has relied and is making its investment decision based upon the Prospectus/Consent Solicitation Statement relating to the Consolidation and any subsequent Prospectus, the SEC Reports and other written information provided to the Exchanging Partner by or on behalf of the Company and, as applicable, such Exchanging Partner’s position as a director or executive officer of the Company.

(c)          (i) The REIT Stock to be issued to such Exchanging Partner hereunder will be acquired by such Exchanging Partner for its own account, for investment only and not with a view to, or with any intention of, a distribution or resale thereof, in whole or in part, or the grant of any participation therein.

(ii)          Such Exchanging Partner was not formed for the specific purpose of acquiring an interest in the Company.

(d)          (i) Such Exchanging Partner acknowledges that

the shares of REIT Stock to be issued to such Exchanging Partner hereunder have not been registered under the Securities Act or state securities laws by reason of a specific exemption or exemptions from registration under the Securities Act and applicable state securities laws and, the certificates representing such shares of REIT Stock will bear a legend to such effect,

(1)         the Company’s and the Operating Partnership’s reliance on such exemptions is predicated in part on the accuracy and completeness of the representations and warranties of such Exchanging Partner contained herein,

(2)         the REIT Stock to be issued to such Exchanging Partner hereunder may not be resold or otherwise distributed unless registered under the Securities Act and applicable state securities laws, or unless an exemption from registration is available,

(3)         there may be no market for unregistered shares of REIT Stock, and

(4)         the Company has no obligation or intention to register such REIT Stock under the Securities Act or any state securities laws or to take any action that would make available any exemption from the registration requirements of such laws, except as provided in the Registration Rights Agreement entered into by the Company and the Exchanging Partner (the “Registration Rights Agreement”).

(ii)          Such Exchanging Partner acknowledges that because of the restrictions on transfer or assignment of such REIT Stock to be issued hereunder, such Exchanging Partner may have to bear the economic risk of its investment in REIT Stock issued hereunder for an indefinite period of time, although the holder of any such REIT Stock will be afforded certain rights to have the resale of such REIT Stock registered under the Securities Act and applicable state securities laws pursuant to the Registration Rights Agreement.

(e)          The address set forth under such Exchanging Partner’s name in the Notice of Exchange is the address of the Exchanging Partner’s principal place of business or, if a natural person, the address of the Exchanging Partner’s residence, and such Exchanging Partner has no present intention of becoming a resident of any country, state or jurisdiction other than the country and state in which such principal place of business or residence is situated.

ARTICLE IV
GENERAL PROVISIONS

4.1         Addresses and Notice.  Any notice, demand, request or report required or permitted to be given or made to the Operating Partnership, the Company, a Limited Partner or Assignee, as the case may be, under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other similarly reliable means of written communication to the Operating Partnership, the Company, a Limited Partner or Assignee, as the case may be, at the address listed on the records of the Operating Partnership.

4.2         Titles and Captions.  All article or section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to “Articles” and “Sections” are to Articles and Sections of this Agreement.

4.3         Pronouns and Plurals.  Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

4.4         Further Action and Additional Restrictions.  The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

4.5         Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

4.6         Waiver.  No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

4.7         Counterparts.  This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all of the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto.

4.8         Applicable Law.  This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law thereof.

4.9         Invalidity of Provisions.  If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

4.10       Entire Agreement.  This Agreement contains the entire understanding and agreement among the Limited Partners, the Operating Partnership and the Company with respect to the subject matter hereof and supersedes any other prior written or oral understandings or agreements among them with respect thereto.

4.11       Amendment.  This Agreement may be amended from time to time with the consent of the Company by a vote of the Limited Partners in the same manner as the Partnership Agreement (in accordance with Section 14.1(a) thereof) may be amended as provided therein, provided, however, that the Company shall vote its limited partnership interests in proportion to the votes of the other Limited Partners.

[Signatures on next page]

IN WITNESS WHEREOF, the parties hereto have executed this Exchange Rights Agreement as of the date first written above.

THE COMPANY:

INDEPENDENCE REALTY TRUST, INC.

By:
Name:
Title:

OPERATING PARTNERSHIP:

INDEPENDENCE REALTY OPERATING PARTNERSHIP, LP

BY: INDEPENDENCE REALTY TRUST, INC., its general partner

By:
Name:
Title:

Exhibit A – Exchange Rights Agreement

Notice of Exchange

The undersigned Limited Partner hereby irrevocably (i) exchanges ___________ [Common][Series A Preferred][Series B Preferred] Units in Independence Realty Operating Partnership, LP, in accordance with the terms of the Exchange Rights Agreement, dated as of __________, 20__ (the “Exchange Rights Agreement”), and the Exchange Right referred to therein; (ii) surrenders such Partnership Units and all right, title and interest therein; and (iii) directs that the Cash Amount or REIT Stock Amount (as determined by the Company) deliverable upon exercise of the Exchange Right be delivered to the address specified below, and if REIT Stock is to be delivered, such REIT Stock will be registered or placed in the name(s) and at the address(es) specified below. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Exchange Rights Agreement.

The undersigned hereby represents, warrants, and certifies that the undersigned (a) has marketable and unencumbered title to such Partnership Units, free and clear, other than any encumbrance arising pursuant to the Partnership Agreement, of the rights or interests of any other person or entity; (b) has the full right, power, and authority to exchange and surrender such Partnership Units as provided herein; and (c) has obtained the consent or approval of all persons or entities, if any, (other than consent or approval that may be required of the Company or the Operating Partnership) having the right to consent or approve such exchange and surrender on the part of the undersigned.

The undersigned hereby makes the representations and warranties contained in Section 3.3 of the Exchange Rights Agreement as if such representations and warranties had been set forth in full in this Notice of Exchange.

Dated:
Name of Limited Partner (Please Print)

Signature guaranteed by:
(Signature of Limited Partner)

(Street Address)

	(City) (State)	(Zip Code)

If REIT Stock is to be issued, issue to: